Form 20-F
period 2024-03-31
EShallGo Inc.
filed 2024-07-31
CIK 1879754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 001-42154

ESHALLGO INC

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

12F Block 16, No.1000 Jinhai Road,

Pudong New District,

Shanghai, China 201206

+86 4006005800

(Address of principal executive offices)

Qiwei Miao, Chief Executive Officer

miaoqiwei@eshallgo.com

12F Block 16, No.1000 Jinhai Road,

Pudong New District,

Shanghai, China 201206

+86 4006005800

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	EHGO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,629,000 Class A ordinary shares and 5,856,000 Class B ordinary shares issued and outstanding as of March 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes  ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the fi ling reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐  Yes  ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes   ☐  No

i

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report (“Annual Report”):

“PRC” refers to the People’s Republic of China.

“RMB” refers to Renminbi, the official currency, i.e., Yuan, in the PRC.

“JPY” refers to Japanese Yen, the official currency in Japan.

“Eshallgo” refers to Eshallgo Inc, a Cayman Islands exempted company;

“Junzhang HK” refers to Junzhang Monarch Ltd., a Hong Kong SAR company;

“EShallGo Shanghai” or “EShallGo WFOE” refers to Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., a PRC company that is a wholly-owned subsidiary of Junzhang HK;

“Junzhang Shanghai” refers to Junzhang Digital Technology (Shanghai) Co., Ltd., the variable interest entity (“VIE”) in the PRC company contractually related to EShallGo WFOE; its registered address is 12th Floor, Building 16, Jinling Capital, 1000 Jinhai Road, Pudong New Area, Shanghai, China, and the actual business address is Room 1206A, Building 3, No. 1501 Jinsui Road, Pudong New District, Shanghai, China;

“Junzhang Beijing” refers to Junzhang Digital Technology (Beijing) Co., Ltd., the VIE in the PRC contractually related to EShallGo WFOE.

“VIE” refers to variable interest entity.

“VIEs” refers to the variable interest entities, Junzhang Shanghai and Junzhang Beijing.

Junzhang Digital Technology (Suzhou) Co., Ltd. is a PRC company and a 55% owned subsidiary of EShallGo WFOE.

Junzhang Digital Technology (Changzhou) Co., Ltd. is a PRC company and a 55% owned subsidiary of EShallGo WFOE.

Zibo ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of EShallGo WFOE.

Shanghai Lixin Office Equipment Co., Ltd. is a PRC company and a 100% owned subsidiary of Junzhang Shanghai.

ESHALLGO Office Supplies (Shanghai) Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai. Its registered address is No. 9, Lane 360, Feihong Road, Hongkou District, Shanghai and the actual business address is Unit 1201, Building 16, Jinling Capital Park, No. 1000 Jinhai Road, Pudong New District, Shanghai.

Changchun ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Shijiazhuang ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Guangzhou ESHALLGO Office Equipment Leasing Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Tianjin ESHALLGO Office Equipment Leasing Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Ningbo Haishu ESHALLGO Junzhang Digital Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Zhengzhou Junzhang Office Equipment Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Junzhang Digital Technology (Nanjing) Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Chengdu Junzhang digital Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Hefei Junzhang EESHALLGO Digital Products Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Chongqing ESHALLGO Office Equipment Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Beijing ESHALLGO Technology Development Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Harbin ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Xi’an ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai. Its registered address is Block 4-1-B, Xinqing Yayuan, 17A, Middle Section of Yanta Road, Beilin District, Xi’an, Shaanxi Province, China, and the actual business address is Room 1003, Unit 1, Hongxin Garden, No. 334, East Section of Huancheng South Road, Xi’an, China.

Shanghai Changyun Industrial Development Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai. Its registered address is Room 912, Building 4, No. 209, Zhuyuan Road, Suzhou High-tech Zone, Shanghai, China, and the actual business address is Room 18J, No. 2, Lane 1228, Yan’an West Road, Changning District, Shanghai, China.

Shenzhen ESHALLGO Information Technology Co., Ltd., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Hangzhou ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Kunming ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Qingdao ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Qinghai ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Our business is conducted by the VIEs and their subsidiaries, using Renminbi, or RMB, the official currency of China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars (“$” or “US$”), determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	March 31,	March 31,	March 31,
	2024	2023	2022
Period Ended USD:RMB exchange rate	7.2221	6.8680	6.3393
Period Average USD:RMB exchange rate	7.1530	6.8526	6.4180

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Summary of Financial Position and Cash Flows of Eshallgo, its VIEs and the VIE subsidiaries

The consolidated financial statements included in this annual report reflect financial position and cash flows of the registrant, Cayman Islands incorporated parent company, ESHALLGO INC, together with those of its subsidiaries, the VIE and the VIE subsidiaries, on a consolidated basis. The tables below are condensed consolidating schedules summarizing separately the financial position and cash flows of the registrant, Cayman Islands incorporated parent company, ESHALLGO INC (“Parent Company” in the tables below), and its subsidiaries, together with eliminating adjustments:

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended March 31, 2024
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total

Revenues	$—	$—	$—	$16,963,957	$—	$16,963,957
Service income from VIE and VIE’s subsidiaries	$—	$—	$13,497	$—	$(13,497)	$—
Income for equity method investment	$8,652	$8,652	$—	$—	$(17,304)	$—
Benefits through VIE and VIE’s subsidiaries	$—	$—	$—	$—	$—	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(13,497)	$13,497	$—
Net income attributable to Eshallgo Inc	$8,652	$8,652	$8,652	$—	$(17,304)	$8,652
Comprehensive income (loss) attributable to Eshallgo Inc	$8,652	$(16,012)	$(16,012)	$(501,925)	$7,360	$(517,937)

	For the Year Ended March 31, 2023
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total

Revenues	$—	$—	$—	$18,425,312	$—	$18,425,312
Service income from VIE and VIE’s subsidiaries	$—	$—	$484,866	$—	$(484,866)	$—
Income for equity method investment	$477,689	$477,689	$—	$—	$(955,378)	$—
Benefits through VIE and VIE’s subsidiaries	$—	$—	$—	$—	$—	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(484,866)	$484,866	$—
Net income attributable to Eshallgo Inc	$477,689	$477,689	$477,689	$—	$(955,378)	$477,689
Comprehensive income (loss) attributable to Eshallgo Inc	$477,689	$500,953	$500,953	$(813,430)	$(978,642)	$(312,477)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2024
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Cash	$—	$—	$51,857	$5,310,244	$—	$5,362,101
Service fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$1,099,457	$—	$(1,099,457)	$—
Intercompany receivable	$1,008,708	$—	$861,328	$—	$(1,870,036)	$—
Total current assets	$1,008,708	$—	$2,093,363	$17,940,990	$(2,969,493)	$18,073,568
Investments in a subsidiary	$1,081,854	$1,086,655	$—	$—	$(2,168,509)	$—
Total non-current assets	$1,081,854	$1,086,655	$—	$1,613,100	$(2,168,509)	$1,613,100
Total Assets	$2,090,562	$1,086,655	$2,093,363	$19,554,090	$(5,138,002)	$19,686,668
Service fee payable due to WFOE	$—	$—	$—	$1,099,457	$(1,099,457)	$—
Intercompany payable	$—	$—	$1,006,708	$863,328	$(1,870,036)	$—
Total Liabilities	$—	$—	$1,006,708	$4,541,587	$(2,969,493)	$2,578,802
Total Shareholders’ Equity	$2,090,562	$1,086,655	$1,086,655	$8,647,070	$(2,168,509)	$10,742,433
Non-controlling interest	$—	$—	$—	$6,365,433	$—	$6,365,433
Total Equity	$2,090,562	$1,086,655	$1,086,655	$15,012,503	$(2,168,509)	$17,107,866
Total Liabilities and Equity	$2,090,562	$1,086,655	$2,093,363	$19,554,090	$(5,138,002)	$19,686,668

	As of March 31, 2023
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Cash	$—	$—	$93,276	$4,856,560	$—	$4,949,836
Service fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$1,086,089	$—	$(1,086,089)	$—
Intercompany receivable	$550,367	$—	$442,443	$—	$(992,810)	$—
Total current assets	$550,367	$—	$1,651,034	$18,134,551	$(2,078,899)	$18,257,053
Investments in a subsidiary	$1,073,202	$1,102,667	$—	$—	$(2,175,869)	$—
Total non-current assets	$1,073,202	$1,102,667	$—	$2,437,467	$(2,175,869)	$2,437,467
Total Assets	$1,623,569	$1,102,667	$1,651,034	$20,572,018	$(4,254,768)	$20,694,520
Service fee payable due to WFOE	$—	$—	$—	$1,086,089	$(1,086,089)	$—
Intercompany payable	$—	$—	$548,367	$444,443	$(992,810)	$—
Total Liabilities	$—	$—	$548,367	$5,498,295	$(2,078,899)	$3,967,763
Total Shareholders’ Equity	$1,623,569	$1,102,667	$1,102,667	$9,148,995	$(2,175,869)	$10,802,029
Non-controlling interest	$—	$—	$—	$5,924,728	$—	$5,924,728
Total Equity	$1,623,569	$1,102,667	$1,102,667	$15,073,723	$(2,175,869)	$16,726,757
Total Liabilities and Equity	$1,623,569	$1,102,667	$1,651,034	$20,572,018	$(4,254,768)	$20,694,520

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31, 2024
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$—	$(4,776)	$2,225,194	$—	$2,220,418
Net cash used in investing activities	$—	$—	$(498,341)	$(1,563,434)	$444,834	$(1,616,941)
Net cash provided by financing activities	$—	$—	$458,341	$36,924	$(444,834)	$50,431

	For the Year Ended March 31, 2023
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$—	$(9,592)	$793,532	$—	$783,940
Net cash provided by (used in) investing activities	$—	$—	$(443,437)	$1,162,959	$443,437	$1,162,959
Net cash provided by financing activities	$—	$—	$520,833	$443,497	$(443,437)	$520,893

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIE

Balance, March 31, 2022	$595,513
Income for equity method investment for the year	477,689
Balance, March 31, 2023	$1,073,202
Income for equity method investment for the year	8,652
Balance, March 31, 2024	$1,081,854

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $(811,556) and $(284,967) as of March 31, 2024 and 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity at March 31, 2024 and 2023 were translated at RMB7.2221 and RMB6.8680 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended March 31, 2024 and 2023 were RMB7.1530 and RMB6.8526 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risks Related to Our Business

We may be unable to achieve or maintain profitability.

We have set goals to achieve profitability and if achieved, to progressively improve our profitability over time by growing our sales, increasing our gross margin and reducing our expenses as a percentage of sales. There can be no assurance that we will achieve our enhanced profitability goals. Factors that could significantly adversely affect our efforts to achieve these goals include, but are not limited to, the failure to:

●	grow our revenue through organic growth or through future acquisitions;
●	improve our revenue mix by investing (including through acquisitions) in businesses that provide higher margins than we have been able to generate historically;
●	Reduce the cost of supply and source low-cost alternatives within the supply chain;
●	improve our gross margins through the utilization of improved pricing practices and technology and sourcing savings;
●	maintain or reduce our overhead and support expenses as we grow;
●	effectively evaluate future inventory reserves;
●	collect monies owed from customers;
●	maintain relationships with our significant customers; and
●	integrate any businesses acquired.

Any of these failures or delays may adversely affect our ability to increase our profitability.

The industries in which we operate are highly competitive and fragmented, and demand for our products and services could decrease if we are not able to compete effectively.

The markets in which we operate are fragmented and highly competitive. Our competition includes other distributors and manufacturers that sell products directly to their respective customer base and some of our customers that resell our products. To a limited extent, retailers of electrical fixtures and supplies, maintenance, repair and operations supplies and contractors’ tools also compete with us. We also expect that new competitors may develop over time as internet-based enterprises become more established and reliable and refine their service capabilities. Competition varies depending on product line, customer classification and geographic area.

We compete with a number of local and regional distributors and, in several markets and product categories, other national distributors. Several of our competitors in one or more of our business units have substantially greater financial and other resources than us. No assurance can be given that we will be able to respond effectively to such competitive pressures. Increased competition by existing and future competitors could result in reductions in sales, prices, volumes and gross margins that could materially adversely affect our business, financial condition and results of operations. Furthermore, our success will depend, in part, on our ability to maintain our market share and gain market share from competitors.

While we are a leader in the Chinese agile office solutions industry, which remains at an early stage of development. If new companies launch competing solutions in the markets in which we operate, we may face increased competition for membership. Our competitors include global players, up-and-coming local companies and traditional workspace operators. Some competitors may have more resources, operate in more jurisdictions and be able to provide a better member experience at more competitive prices.

In addition, contracts with municipalities and governmental agencies are often awarded and renewed through periodic competitive bidding. We may not be successful in obtaining or renewing these contracts, which could be harmful to our business and financial performance.

We are subject to competitive pricing pressure from our customers.

Certain of our largest customers historically have exerted significant pressure on their outside suppliers to keep prices low because of their market share and their ability to leverage such market share in the highly fragmented office supply industry. The economic downturn has resulted in increased pricing pressures from our customers. If we are unable to generate sufficient cost savings to offset any price reductions, our financial condition, operating results and cash flows may be adversely affected.

Our business depends on our ability to offer high-quality product and service that meets user preferences and demands.

We rely on our experience from past and current operations to offer, manage, and refine our high-quality product and service, which may not be effective as user preferences and market trends change. If we are unable to expand into new clients or further develop existing clients, our business may be adversely affected.

If we are unable to continue to offer high-quality product and service and enhance our product and service offerings, the reputation and attractiveness of our users could be compromised, and we may experience a decline in our user base, which could materially and adversely affect our business and results of operations.

We may not achieve the acquisition component of our growth strategy.

Acquisitions may continue to be an important component of our growth strategy; however, there can be no assurance that we will be able to continue to grow our business through acquisitions as we have done historically or that any businesses acquired will perform in accordance with expectations or that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove to be correct. Future acquisitions may result in the incurrence of debt and contingent liabilities, an increase in interest expense and amortization expense and significant charges relative to integration costs. Our strategy could be impeded if we do not identify suitable acquisition candidates and our financial condition and results of operations will be adversely affected if we overpay for acquisitions.

Acquisitions involve a number of special risks, including:

●	problems implementing disclosure controls and procedures for the newly acquired business;
●	unforeseen difficulties extending internal control over financial reporting and performing the required assessment at the newly acquired business;
●	potential adverse short-term effects on operating results through increased costs or otherwise;
●	diversion of management’s attention and failure to recruit new, and retain existing, key personnel of the acquired business;
●	failure to successfully implement infrastructure, logistics and systems integration;
●	our business growth could outpace the capability of our systems; and
●	the risks inherent in the systems of the acquired business and risks associated with unanticipated events or liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may not be able to obtain financing necessary to complete acquisitions on attractive terms or at all.

Fluctuating commodity prices may adversely impact our results of operations.

The cost of steel, aluminum, copper, ductile iron, polyvinyl chlorides (“PVC”) and other commodities used in the products we distribute can be volatile. Although we attempt to resist cost increases by our suppliers and to pass on increased costs to our customers, we are not always able to do so quickly or at all. In addition, if prices decrease for commodities used in products we distribute, we may have inventories purchased at higher prices than prevailing market prices. Significant fluctuations in the cost of the commodities used in products we distribute have in the past adversely affected, and in the future may adversely affect, our results of operations and financial condition.

Product shortages may impair our operating results.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers or other suppliers. Generally, our products are obtainable from various sources and in sufficient quantities. However, the loss of, or substantial decrease in the availability of, products from our suppliers, or the loss of our key supplier agreements, could adversely impact our financial condition, operating results and cash flows. In addition, supply interruptions could arise from shortages of raw materials, labor disputes or weather conditions affecting products or shipments, transportation disruptions or other factors beyond our control. Short- and long-term disruptions in our supply chain would result in a need to maintain higher inventory levels as we replace similar product, a higher cost of product and ultimately a decrease in our net sales and profitability. A disruption in the timely availability of our products by our key suppliers would result in a decrease in our revenues and profitability, especially in our business units with supplier concentration. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with products on commercially reasonable terms, or at all, would put pressure on our operating margins and have a material adverse effect on our financial condition, operating results and cash flows. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes, but not always passed on to our customers. Our inability to pass on material price increases to our customers could adversely impact our financial condition, operating results and cash flows.

We rely on third-party suppliers and long supply chains, and if we fail to identify and develop relationships with a sufficient number of qualified suppliers, or if there is a significant interruption in our supply chains, our ability to timely and efficiently access products that meet our standards for quality could be adversely affected.

We buy our products and supplies from suppliers located throughout the world. These suppliers manufacture and source products from the PRC and abroad. Our ability to identify and develop relationships with qualified suppliers who can satisfy our standards for quality and our need to access products and supplies in a timely and efficient manner is a significant challenge. We may be required to replace a supplier if their products do not meet our quality or safety standards. In addition, our suppliers could discontinue selling products at any time for reasons that may or may not be in our control or the suppliers’ control. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with a supplier providing similar products. Our suppliers’ ability to deliver products may also be affected by financing constraints caused by credit market conditions, which could negatively impact our revenue and cost of products sold, at least until alternate sources of supply are arranged.

In addition, since some of the products that we distribute are produced in foreign countries, we are dependent on long supply chains for the successful delivery of many of our products. The length and complexity of these supply chains make them vulnerable to numerous risks, many of which are beyond our control, which could cause significant interruptions or delays in delivery of our products. Factors such as political instability, the financial instability of suppliers, suppliers’ noncompliance with applicable laws, trade restrictions, labor disputes, currency fluctuations, changes in tariff or import policies, severe weather, terrorist attacks and transport capacity and cost may disrupt these supply chains and our ability to access products and supplies. For example, if the government of China were to reduce or withdraw the tax benefits they provide our Chinese suppliers, the cost of some of our products may increase and our margins could be reduced. We expect more of our products will be imported in the future, which will further increase these risks. If we increase the percentage of our products that are sourced from lower-cost countries, these risks will be amplified. Moreover, these risks will be amplified by our ongoing efforts to consolidate our supplier base across our business units. A significant interruption in our supply chains caused by any of the above factors could result in increased costs or delivery delays and result in a decrease in our net sales and profitability.

We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

A significant portion of our expenses are fixed costs (including personnel), which do not fluctuate with net sales. Consequently, a percentage decline in our net sales could have a greater percentage effect on our operating income if we do not act to reduce personnel or take other cost reduction actions. Any decline in our net sales would cause our profitability to be adversely affected. Moreover, a key element of our strategy is managing our assets, including our substantial fixed assets, more effectively, including through sales or other disposals of excess assets. Our failure to rationalize our fixed assets in the time, and within the costs, we expect could have an adverse effect on our results of operations and financial condition.

The development of alternatives to distributors in the supply chain could cause a decrease in our sales and operating results and limit our ability to grow our business.

Our customers could begin purchasing more of their products directly from manufacturers, which would result in decreases in our net sales and earnings. Our suppliers could invest in infrastructure to expand their own local sales force and sell more products directly to our customers, which also would negatively impact our business.

In addition to these factors, our customers may elect to establish connections with their own manufacturing and distribution facilities or service intermediaries, thus curtailing our business opportunities to grow our membership base that use our self-devised office total solutions platform. These changes in the supply chain could adversely affect our financial condition, operating results and cash flows.

Failure to appropriately evaluate the credit profile of our customers and/or delay in settlement of accounts receivable from our customers could materially and adversely impact our operating cash flow. It may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition, and our business pursuits and prospects.

We had $133,449 and $256,882 of allowance for credit loss as of March 31, 2024 and 2023. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. For example, the average accounts receivable turnover period was approximately 125 days and 117 days for the fiscal years ended March 31, 2024 and 2023, respectively. Due to uncertainty of the timing of collection, we established an allowance for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Based on the management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and an aging analysis basis. On April 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” by using a modified retrospective transition method, which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The adoption of ASU 2016-13 did not have a material impact on our financial statements. We use the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The allowance is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit loss after management has determined that the likelihood of collection is not probable. We recorded net recovery of credit losses for accounts receivable of $111,909 and $192,862 during the years ended March 31, 2024 and 2023, respectively.

While we have implemented policies and measures to improve our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, there is no assurance that our substantial accounts receivable position with respect to our reported revenue (on a net basis) will not persist in the future given the nature of our business. Any deterioration of the credit profile of our customers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow and may result in a material and adverse impact on our business operations, results of operations, and financial condition.

Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition.

We may experience issues or defects with products that may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to our reputation, reduced demand by customers for our products, decreased willingness by our service providers to provide support for those products, absence or increased cost of insurance, or additional safety and testing requirements. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other companies not affected by similar issues with products, any of which could have a significant adverse effect on our financial condition and results of operations.

Interruptions in the proper functioning of IT systems could disrupt operations and cause unanticipated increases in costs or decreases in revenues, or both.

Because we use our information systems to, among other things, manage inventories and accounts receivable, make purchasing decisions and monitor our results of operations, the proper functioning of our IT systems is critical to the successful operation of our business. Although our IT systems are protected through physical and software safeguards and remote processing capabilities exist, IT systems are still vulnerable to natural disasters, power losses, unauthorized access, telecommunication failures and other problems. If critical IT systems fail, or are otherwise unavailable, our ability to process orders, track credit risk, identify business opportunities, maintain proper levels of inventories, collect accounts receivable and pay expenses and otherwise manage our business units would be adversely affected.

The implementation of our technology initiatives could disrupt our operations in the near term, and our technology initiatives might not provide the anticipated benefits or might fail.

We have made, and will continue to make, significant technology investments in each of our business units and in our administrative functions. Our technology initiatives are designed to streamline our operations to allow our associates to continue to provide high quality service to our customers and to provide our customers a better experience, while improving the quality of our internal control environment. The cost and potential problems and interruptions associated with the implementation of our technology initiatives could disrupt or reduce the efficiency of our operations in the near term. In addition, our new or upgraded technology might not provide the anticipated benefits, it might take longer than expected to realize the anticipated benefits or the technology might fail altogether.

We may face allegations of damage caused by maintenance engineer infringement, it may have a material adverse effect on the company’s operating results and financial conditions.

We engage maintenance engineers in two ways, one is to hire maintenance engineers by signing a labor contract, the other is to sign a cooperation agreement with a third party and the third party appoints a maintenance engineer. Even if the labor contract and the third-party cooperation agreement clearly and strictly stipulates work standards, the maintenance engineers may not strictly implement the existing work standards. Although the cooperation agreement with third party also stipulates that any liability arising from the maintenance service shall be borne by the third party, we may encounter incidents of breach of code of conduct from the staff, safety accidents, or even criminal liability that may lead to risks or liability in the future. If such safety accidents, other incidents or the criminal liability are not handled properly, it may have an adverse impact on our brand and ability to operate.

We are subject to payment processing risk.

Our customers pay for our product and service may using a variety of different online payment methods. We rely on third parties to process such payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted.

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any slight slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine, the Gaza Strip or any other geopolitical tensions.

U.S. and global markets have experienced volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Although the length and impact of the ongoing conflicts is highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situations in Ukraine, the Gaza Strip and globally and assessing their potential impacts on our business. In addition, sanctions on Russia and hostilities involving Israel could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

Our failure to successfully manage our business expansion, including our expansion into new areas of business, would have a material adverse effect on our results of operations and prospects.

We made investments in business expansion in line with our development strategy through organic growth in the past. In addition, we may, from time to time and when we deem appropriate, expand into new industries which we believe have synergies with our existing operations. Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require us to, among other things:

●	comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the construction or expansion of production and mining facilities as required under the relevant PRC laws;
●	maintain adequate control on our business expansion to prevent, among other things, service delays or cost overruns;
●	accumulate expertise and experience in managing the new businesses;

●	gain market acceptance for new products and services and establish relationships with new customers and suppliers;
●	manage relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;
●	attract, train and motivate members of our management and qualified workforce to support successful business expansion;
●	access debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;
●	divert significant management attention and resources from our other businesses; and
●	strengthen our operational, financial and management controls to maintain the reliability of our reporting processes.

Any significant difficulty in meeting the foregoing or similar requirements could delay or otherwise constrain our ability to implement our expansion plans or result in failure to achieve the expected benefits of the combination or acquisition or write-offs of acquired assets or investments, which in turn would limit our ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen our market position. Failure to obtain the intended economic benefits from the business expansion could adversely affect our business, financial condition, results of operations and prospects. In addition, we may also experience mixed results from our expansion plans in the short term.

We may not achieve the benefits we expect from recent and future investments and acquisitions and our operations may be materially adversely affected by such investments and acquisitions.

We have made equity investments in or acquisitions of businesses that we believe may complement our existing business or may improve the experience of our customers. While we believe those initiatives may benefit our business long term, such decisions may adversely impact our short- or medium-term operating results. Further, if the businesses we acquire or in which we invest do not subsequently achieve the synergies we expect or do not generate the financial and operational benefits we expect, our investments and acquisitions may not benefit our business strategy or generate sufficient revenues to offset the associated investment or acquisition costs.

Investments and acquisitions present financial, managerial and operational challenges, including difficulty in integrating our operations with businesses we acquire or in which we invest, potential disruption of our ongoing business and distraction of management attention and risks associated with offering new products and services or entering additional markets.

We have limited experience in these new businesses and services and may fail to generate sufficient revenue or other value to justify our investments in these businesses and services. Our customers may not respond favorably to our new services and solutions, which could damage our public image and market reputation and adversely affect our business.

Growth of our business will partially depend on the recognition of our brand. Failure to maintain, protect and enhance our brand would limit our ability to expand or retain our customer base, which would materially adversely affect our business, financial condition and results of operations.

We believe that recognition of our brand among customers and business partners has reduced customer acquisition costs and contributed to the growth and success of our business. Maintaining, protecting and enhancing our brand remains critical to our business and market position. Maintaining, protecting and enhancing our brand depends on several factors, including our ability to:

●	maintain the quality and attractiveness of the services we offer;
●	maintain relationships with landlords and other business partners;
●	increase brand awareness through marketing and brand promotion activities;
●	comply with relevant laws and regulations;

●	compete effectively against existing and future competitors; and
●	preserve our reputation and goodwill generally and in the event of any negative publicity on our services and data security, or other issues affecting us, and China’s agile office space industry in general.

A public perception that we, or other industry participants do not provide satisfactory services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and negatively impact our ability to attract and retain customers, as well as our business, financial condition and results of operations.

Our success depends upon our ability to attract, train and retain highly qualified associates and key personnel.

To be successful, we must attract, train and retain a large number of highly qualified associates while controlling related labor costs. Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates and health and other insurance costs. We compete with other businesses for these associates and invest significant resources in training and motivating them. There is no assurance that we will be able to attract or retain highly qualified associates in the future, including, in particular, those employed by companies we acquire. A very small proportion of our employees are currently covered by collective bargaining or other similar labor agreements. Historically, the effects of collective bargaining and other similar labor agreements on us have not been significant. However, if a larger number of our employees were to unionize, including in the wake of any future legislation that makes it easier for employees to unionize, the effect on us may be negative. Any inability by us to negotiate acceptable new contracts under these collective bargaining arrangements could cause strikes or other work stoppages, and new contracts could result in increased operating costs. If any such strikes or other work stoppages occur, or if other employees become represented by a union, we could experience a disruption of our operations and higher labor costs. Labor relations matters affecting our suppliers of products and services could also adversely affect our business from time to time.

In addition, our business results depend largely upon our chief executive officer and senior management team as well as our branch managers and sales personnel, including those of companies recently acquired, and their experience, knowledge of local market dynamics and specifications and long-standing customer relationships. We customarily sign employment letters providing for an agreement not to compete with key personnel of companies we acquire in order to maintain key customer relationships and manage the transition of the acquired business. Our inability to retain or hire qualified branch managers or sales personnel at economically reasonable compensation levels would restrict our ability to grow our business, limit our ability to continue to successfully operate our business and result in lower operating results and profitability.

We do not have business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

We may not be able to identify new products and new product lines and integrate them into our distribution network, which may impact our ability to compete.

Our business depends in part on our ability to identify future products and product lines that complement existing products and product lines and that respond to our customers’ needs. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete or trends in new products. In addition, our ability to integrate new products and product lines into our distribution network could impact our ability to compete. Furthermore, the success of new products and new product lines will depend on market demand and there is a risk that new products and new product lines will not deliver expected results, which could negatively impact our future sales and results of operations. Our expansion into new markets may present competitive, distribution and regulatory challenges that differ from current ones. We may be less familiar with the target customers and may face different or additional risks, as well as increased or unexpected costs, compared to existing operations. Growth into new markets may also bring us into direct competition with companies with whom we have little or no past experience as competitors. To the extent we are reliant upon expansion into new geographic, industry and product markets for growth and do not meet the new challenges posed by such expansion, our future sales growth could be negatively impacted, our operating costs could increase, and our business operations and financial results could be negatively affected.

Our business will likely require substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms. Our results of operations, cash flows, business, financial condition, could be adversely affected if we fail to implement our business strategy, including our growth initiatives.

Our company is in a capital and technology intensive industry which may require substantial capital expenditure. We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. We recorded a net operation cash flow of $2,220,418 and $783,940 for the years ended March 31, 2024 and 2023, respectively. We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy. We may not be able to successfully implement our business strategy or be able to continue improving our operating results. In particular, we may not be able to continue to achieve all operating cost savings, further enhance our product mix, expand into selected targeted regions or continue to mitigate our exposure to metal price fluctuations.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may decline.

Prior to our initial public offering in July 2024, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended March 31, 2024 and 2023, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (ii) lack of proper IT control related to logical access security. These material weaknesses remained as of March 31, 2024. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

To remedy our previously identified material weakness, we and the VIEs have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting. These measures include the following:

(i)	The VIEs to hire new accounting staff and consultant with appropriate U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework.
(ii)	We and the VIEs to complement and continue to develop an ongoing program in the form of online courses to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC financial reporting requirements. We have also organized and will continue to organize monthly seminars to provide the team an opportunity to communicate and discuss the courses to enhance their understanding. In addition, we have developed internal policy to encourage our accounting staff to obtain U.S. CPA certification.
(iii)	We and the VIEs have assigned, and plan to continue to improve, clear oversight roles and responsibilities for accounting and financial reporting staffs to address accounting and financial reporting issues, especially for non-recurring and complex transactions, to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements. Entries are made by accounting staffs, approved by accounting managers and reviewed by our Chief Financial Officer.
(iv)	We and the VIEs have taken steps to build and enhance an internal control function. Particularly, each department within the VIEs has built, and plan to continue improve, rules for daily operations to ensure critical risks are managed and mitigated. We have also established control matrix, narrative and flow chart to facilitate self-testing and external audit. We are in the process of standardization and documentation of our daily control activities and expect this to complete by the end of 2024. In addition, we plan to build an internal audit and financial due diligence team to assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control on a quarterly and annual basis.
(v)	We and VIEs have taken steps to strengthen the supervision and controls on the IT functions, including the enhancement of logical access security.

However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of March 31, 2024. Due to the nature of the remediation process and the need to allow adequate time after implementation to evaluate and test the effectiveness of the controls, management expects the material weaknesses will be fully remediated in approximately nine to twelve months, and expected the cost to be approximately $160,000 during the curing period.

In addition, once we cease to be an “emerging growth company” as such term is defined under the Jumpstart Our Business Startups Act, or JOBS Act, Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, pursuant to which our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pension insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

Our internet-based business depends on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure we depend on will remain sufficiently reliable for our needs. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain users and clients. Major risks involving our network infrastructure include:

●	breakdowns or system failures resulting in a prolonged shutdown of our servers;
●	disruption or failure in the national backbone networks in China, which would make it impossible for users and clients to access our online and mobile platforms;
●	damage from natural disasters or other catastrophic events such as typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events; and
●	any infection by or spread of computer viruses or other system failures.

Any network interruption or inadequacy that causes interruptions in the availability of our online and mobile platforms or deterioration in the quality of access to our online and mobile platforms could reduce user and client satisfaction and result in a reduction in the activity level of our users and clients as well as the number of clients making trading transactions on our platform. Furthermore, increases in the volume of traffic on our online and mobile platforms could strain the capacity of our existing computer systems and bandwidth, which could lead to slower response times or system failures. The internet infrastructure we depend on may not support the demands associated with continued growth in internet usage. This could cause a disruption or suspension in our service delivery, which could hurt our brand and reputation. We may need to incur additional costs to upgrade our technology infrastructure and computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic and transaction in the future.

We may experience a failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result cyber-attacks or information security breaches.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our operational or information security systems, or those of our third-party service providers, because of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses. As a result, cyber security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us. Although we believe that we have robust information security procedures and other safeguards in place, as cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC where we operate regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review(2021), which took effect on Febuary 15, 2022, required that, the purchase of network products and services by critical information infrastructure operator (“CIIO”) and the data processing activities carries out online platform operators, which affects or may affect national security, shall be subject to cybersecurity review in accordance with the present Measures. An online platform operator who possesses the personal information of no less than one million users shall declare to the Office of Cybersecurity Review for cybersecurity review when offering and listing publicly abroad. Cybersecurity review shall focus on the assessment of national security risk factors of the relevant object or situation:

(i)	risks of illegal control, interference or destruction of critical information infrastructure brought about by the use of products and services;
(ii)	the harm caused by supply interruption of products and services to the business continuity of critical information infrastructure;
(iii)	security, openness, transparency and diversity of sources of products and services, reliability of supply channels, and risks of supply interruption due to political, diplomatic, trade or other factors;
(iv)	information on compliance with Chinese laws, administrative regulations and departmental rules by product and service providers;
(v)	risks of theft, disclosure, damage, illegal use or cross-border transfer of core data, important data or large amounts of personal information;
(vi)	risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments after overseas listing; and
(vii)	Other factors that may endanger critical information infrastructure security and national data security.

According to the Measures for Cybersecurity Review(2021), we are not a CIIO, nor an online platform operator who possesses the personal information of no less than one million users, we are not required to apply for cybersecurity review, and as of the date of this Annual Report, we are not received a cybersecurity review notice from CAC.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Review Measures Draft, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Review Measures Draft further requires that critical information infrastructure operators (“CIIOs”) and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. The deadline for public comments on the Review Measures Draft was July 25, 2021. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

Under the Data Security Law enacted on September 1, 2021, we will not be subject to the cybersecurity review by the CAC for the initial public offering or future offerings, given that: (i) our products and services are offered not directly to individual users but through our institutional customers; (ii) we do not possess a large amount of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

Because we are an exempted company incorporated in the Cayman Islands and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are an exempted company incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States and the proceeds of any future offerings will primarily be held in banks outside of the United States. All of our officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

Since our directors and officers currently beneficially own 80.23% of the voting power of our issued and outstanding share capital, and will beneficially own at least 78.67% of the voting power of our issued and outstanding share capital following the Offering, they will have great impact in electing directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Our directors and officers currently beneficially own 80.23% of the voting power of our issued and outstanding share capital and will beneficially own at least 78.67% of the voting power of our issued and outstanding share capital following the Offering. Such concentration of the voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our ordinary shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their ordinary shares.

Renewal of Junzhang Shanghai’s High-Tech Enterprise status could not be assured. Accordingly, we may lose tax-incentives granted by the Chinese government, which could lead to a negative implication on our business operations and revenues.

China’s Ministry of Science & Technology, Ministry of Finance and State Administration of Taxation have jointly revised and improved the “Measures for Administration of Accreditation of High-Tech Enterprises (Guo Ke Fa Huo [2016] No.32).” which include multiple policies that aim to promote and benefit high-tech enterprises. On November 7, 2019, our enterprise met all the requirements and successfully gained the High-Tech status. The status certificate will be valid for three years after the issue date, affording us with tax incentives such as a reduced 15% corporate income tax (CIT) and staff training reimbursements.

With significant tax incentives provided for enterprises with the qualification, China’s government is accordingly stringent in its regulation and inspection of companies applying for the benefits. Organizations to conduct a review. If the enterprise is found to not comply with the conditions, high-tech enterprise status will be withdrawn, and tax authorities will be notified. In addition, status eligibility and requirements may be adjusted and imposed, affecting our certification in the future. Accordingly, it may also potentially have a negative impact on our business. We cannot provide any assurances as to whether such status or tax incentive could be retained in the future.

Certain industry data and information in this Annual Report were obtained from third-party sources and were not independently verified by us.

This Annual Report contains certain industry data and information from third-party sources. We have not independently verified the data and information contained in such third-party publications and reports. Data and information in such third-party publications and reports may use third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Statistical data in these publications also include projections based on a number of assumptions. The agile office space industry may not grow at the rates projected by market data, or at all. If any of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of the agile office space industry against the projected rates may have materially adversely affect our business and the market price of our ordinary shares.

Market, economic and other conditions in China may adversely affect the demand for our products and services.

Our industry depends upon the overall level of economic conditions and consumer spending in China. A sustained deterioration in the general economic conditions in China, including any turmoil in the economy, distresses in financial markets, or reduced market liquidity, as well as increased government intervention, may reduce the number of our customers. Small-to-medium size business owners, in particular, are more susceptible to adverse changes in market, economic and regulatory conditions and the level of consumption in China. As a result, the demand for our existing and new products and services could decrease, and our financial performance could be adversely affected.

Adverse market trends may affect our financial performance. Such trends may include, but are not limited to, the followings:

●	fluctuations in consumer demand, which reflect the prevailing economic and demographic conditions;
●	low levels of consumer and business confidence associated with recessionary environments which may in turn reduce consumer spending.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic or pandemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption occurred that affects the regions where we operate our business, the resulting loss of personnel and damage to property could materially adversely affect our business. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. In December 2019, a novel strain of coronavirus (“COVID-19”) surfaced in China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, infections have spread globally. The World Health Organization declared COVID-19 to constitute a “Public Health Emergency of International Concern” on January 30, 2020 and characterized it as a pandemic on March 11, 2020.

To contain the COVID-19 outbreak, the PRC government imposed strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises, and postponed resumption of business. Since the 2022 Resurgence in China, the Chinese government employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures to reduce the spread of COVID-19. Our largest operating companies are located in Shanghai, which temporarily suspended all their business from April 1, 2022 to the middle of June 2022 due to the city lockdowns. In addition, our other operating companies in various cities such as Qinghai, Xi’an, Shenzhen and Shijiazhuang etc., also had to temporarily suspend their business operation due to the local outbreak. During the temporary business closure period, our employees had to work from home and had very limited access to our offices and warehouses. Due to the business suspension, our revenue from sales of equipment was significantly affected as the COVID-19 outbreak and spread caused significant disruptions in shipping and logistics. We experienced difficulty delivering their products and render after-sales services to the customers on a timely basis.

As some of our customers are vulnerable to the COVID-19 outbreak and the slowdown of the macroeconomic conditions, they could not make payments in a timely manner or stopped renewing their leases, resulting in decreased occupancy rates. Although China has controlled COVID-19 to some extent and our business started to recover in the second and third quarters of 2020, the potential impact brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of COVID-19 on our operations will depend on many factors beyond our control.

Although the spread of the COVID-19 appeared to be under control currently, our PRC operating entities have been gradually recovered from the 2022 COVID-19 outbreak. However, the impact of COVID-19 pandemic still depends on the future developments that cannot be accurately predicted at this time, we may experience customer losses, including due to bankruptcy or customers cutting budget or ceasing operations, which may also result in delays in collections or an inability to collect accounts receivable from these customers. Although COVID-19 impact on our overall business operations appeared to be temporary, the extent to which COVID-19 may continue to impact our financial condition, results of operations, or liquidity continues to remain uncertain.

While it is unknown how long these conditions will last and what the complete financial effect will be on us, we are closely monitoring the impact of COVID-19. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our patents, trade secrets, and rights under agreements with third parties, in China and around the world, as well as our customer, employee, and customer data. Third parties may try to challenge our ownership of our intellectual property in China and around the world. In addition, intellectual property rights and protections in China may be insufficient to protect material intellectual property rights in China. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely substantially upon trade secret protection as well as non-disclosure agreements with our employees, consultants and third parties, and may in the future rely on copyright and/or trademark protection, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert ownership or commercial rights to inventions we develop, which could have a material adverse effect on our business.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend, divert management’s attention and resources, require us to redesign our products and services, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

In addition, we may face claims by third parties that our agreements with employees, contractors or third parties obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches, which could adversely affect our business.

We believe the safety of our computer network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

Risks Related to Our Corporate Structure and Operation

If the PRC government deems that the contractual arrangements in relation to Junzhang Shanghai or Junzhang Beijing, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (Edition 2021), which was promulgated on December 27, 2021 and implemented on January 1, 2022, and such major foreign investor in a Foreign-Invested Telecommunications Enterprise must have experience in providing value-added telecommunications services, or VATS, and maintain a good track record in accordance with the Administrative Provisions on Foreign-Invested Telecommunications Enterprises (revised in 2016), and other applicable laws and regulations.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our subsidiaries established in PRC and the VIEs. We are the primary beneficiary of and receive the economic benefits of the VIE’s business operations through certain contractual arrangements. Our ordinary shares offered in any future offerings are shares of our offshore holding company instead of shares of the VIE in China.

The VIE contributed almost 100% of the Company’s consolidated results of operations and cash flows for the years ended March 31, 2024 and 2023, respectively. As of March 31, 2024 and 2023, the VIE accounted for almost 100% of the consolidated total assets and total liabilities of the Company.

We rely on and expect to continue to rely on our wholly owned PRC subsidiary’s contractual arrangements with Junzhang Shanghai and Junzhang Beijing and their shareholders to operate our business. These contractual arrangements may not be as effective in providing us with control over the VIEs as ownership of controlling equity interests would be in providing us with control over or enabling us to derive economic benefits from the operations of Junzhang Shanghai and Junzhang Beijing. Under the current contractual arrangements, as a legal matter, if Junzhang Shanghai and Junzhang Beijing or any of their shareholders executing the VIE Agreements fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any variable interest entity or its shareholders terminate the contractual arrangements (iii) any variable interest entity or its shareholders fail to perform its/his/her obligations under these contractual arrangements, or (iv) if these regulations change or are interpreted differently in the future, our business operations in China would be materially and adversely affected, and the value of your shares would substantially decrease or even become worthless. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC has may be more uncertain as compared to other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert our rights as the primary beneficiary over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

These contractual arrangements may not be as effective as direct ownership in enabling us to oversee the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise our contractual rights over the VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our rights as the primary beneficiary of the VIEs, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

In the opinion our PRC legal counsel, each of the contractual arrangements among our WFOE, the VIE and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may ultimately take a view that is contrary to the opinion of our PRC legal counsel. In addition, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. PRC government authorities may deem that foreign ownership is directly or indirectly involved in the VIE’s shareholding structure. If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, our contractual rights over the consolidated VIE may be impaired and we may have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our VATS business. Furthermore, if we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, without limitation:

●	revoking the business license and/or operating licenses of our WFOE or the VIEs;
●	discontinuing or placing restrictions or onerous conditions on our operations through any transactions among our WFOE, the VIEs and their subsidiaries;
●	imposing fines, confiscating the income from our WFOE, the VIE or its subsidiaries, or imposing other requirements with which we or the VIEs may not be able to comply;
●	placing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our app/websites;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exercise our rights as the primary beneficiary over the VIEs; or
●	restricting or prohibiting our use of the proceeds of any future financing activities to finance our business and operations in China.
●	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIEs in our consolidated financial statements, if the PRC government authorities were to find our corporate structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

As of the date of this Annual Report, we are not aware any conflicts between the shareholders of the VIEs and us. However, the shareholders of the VIEs may have actual or potential conflicts of interest with us in the future. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively exercise our contractual rights in the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Junzhang Shanghai, the VIE, has 20 subsidiaries, 19 of which rely on each partner who holds 45% shares of each subsidiary. If we fail to manage our relationships with our subsidiary partners, we may face the competition from the partners in related-party transactions.

Junzhang Shanghai has 23 subsidiaries all around China. In order to develop business and expand the local market, Junzhang Shanghai holds 55% equity in 19 out of 20 of its subsidiaries, and its local business partner holds 45% to develop business and expand the local market. Even if each subsidiary partner has signed the Confidentiality, Intellectual Property and Non-competition Agreements, according with the foregoing mentioned Agreement, each subsidiary partner shall keep confidential the information obtained during the cooperation period and shall not engage in business that competes with the business conducted by us and the subsidiaries during the cooperation period. If Junzhang Shanghai fails to manage our relationship with existing subsidiary partner and the subsidiary partner develops the same or similar business as ours, our business and growth prospects may be materially and adversely affected.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

Investors of our ordinary shares should be aware that they are purchasing equity in Eshallgo Inc, our Cayman Islands exempted company, which does not directly own substantially all of our business in China conducted by the VIEs. Although we have been advised by our PRC legal counsel that our contractual arrangements constitute valid and binding obligations enforceable against each party of such agreements in accordance with their terms, they may not be as effective in ensuring our interests in Junzhang Beijing and Junzhang Shanghai, our operating entities, as direct ownership. If the PRC operating entities or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration or litigation in the PRC. However, the legal system in the PRC may involve more uncertainties as compared to other jurisdictions, such as the United States. There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the outcome of arbitration or litigation. These uncertainties could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by Junzhang Shanghai or Junzhang Beijing. Our financial performance may be adversely and materially affected as a result and we may not be eligible to consolidate the financial results of the PRC Operating Entities into our financial results.

If we exercise the option to acquire equity ownership of the VIE, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2021), foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services, with the exception of e-commerce, domestic multi-party communications, storage-forwarding, and call centers businesses. Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council, the main foreign investor who invests in a value-added telecommunications business in China must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently none of the applicable PRC laws, regulations, or rules provides clear guidance or interpretation on the Qualification Requirements. We face the risk of not satisfying the requirement promptly. In addition, the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2021) prohibits foreign investors from investing in internet culture activities with the exception of music. If the PRC laws were revised to allow foreign investors to hold more than 50% of the equity interests of value-added telecommunications enterprises, due to the necessity of ICP services, we might be unable to unwind the contractual arrangements before we were able to comply with the Qualification Requirements, or if we attempt to unwind the contractual arrangements before we are able to comply with the Qualification Requirements we may be ineligible to operate our value-added telecommunication and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to the contractual arrangements, we have the exclusive right to purchase all or any part of the equity interests in the VIE from the respective equity holders for a nominal price, unless the relevant government authorities or PRC laws request that the equity interests be evaluated upon purchase and in which case the purchase price shall be adjusted based on the evaluation result. Subject to relevant laws and regulations, the respective equity holders shall return any amount of purchase price they have received to WFOE. If such a return of purchase price takes place, the competent tax authority may require WFOE to pay enterprise income tax for ownership transfer income, in which case the amount of tax could be substantial.

Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE shareholders may fail to perform their obligations under our contractual arrangements.

Since Negative List stipulate that foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication enterprise (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) and the main foreign investor of such enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record. Since we will launch our e-commerce businesses in office total solution imminently and PRC laws limit foreign equity ownership in such businesses in China, we have to operate value-added telecommunication businesses in China through the VIEs, in which we have no ownership interest and rely on a series of contractual arrangements with the VIEs and its respective equity holders to control and operate these businesses. Our revenue and cash flow from our such businesses are attributed to the VIEs. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. Direct ownership would allow us, for example, to exercise our rights directly or indirectly as a shareholder to effect changes in the boards of directors of the VIEs, which, in turn, could effect changes, subject to any applicable fiduciary obligations at the management level. However, under the contractual arrangements, as a legal matter, if the VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these contractual arrangements, or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise our rights as the primary beneficiary over the VIEs and may lose control over the assets owned by the VIE. As a result, we may be unable to consolidate the VIEs in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

We are trying to transfer the business, such as the offline office supply sales, leasing and aftersales maintenance services, that does not involve in the Negative List to the WFOE, in which we have the whole ownership interest, and we can fully control and operate these businesses.

Any failure by Junzhang Shanghai and Junzhang Beijing, our consolidated VIEs, or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We refer to the shareholders of the VIEs as their nominee shareholders because although they remain the holders of equity interests on record in the VIEs, pursuant to the terms of the relevant power of attorney, such shareholders have irrevocably authorized the individual appointed by WFOE to exercise their rights as a shareholder of the relevant VIEs. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Junzhang Shanghai were to refuse to transfer their equity interest in Junzhang Shanghai to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC may involve more uncertainties as compared to other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise our rights as the primary beneficiary over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected.

We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct substantially all of our business through our PRC subsidiary, which is a limited liability company established in China. We may rely on dividends to be paid by our PRC subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

As of the date of this Annual Report, we have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIEs. Furthermore, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiary generates primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Junzhang HK. As of the date of this Annual Report, EShallGo WFOE currently does not have plan to declare and pay dividends to Junzhang HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Junzhang HK intends to apply for the tax resident certificate when EShallGo WFOE plans to declare and pay dividends to WeTrade Technology. When EShallGo WFOE plans to declare and pay dividends to Junzhang HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of the VIEs increase or if they are required to pay late payment fees and other penalties.

Our operating income may be significantly affected by monetary policy adjustments. It may have a material adverse effect on the company’s operating results and financial conditions.

Our operating income is mainly the rental interest income generated by the leasing business, and the company’s profitability is mainly affected by the yield of the leasing business and the financing interest rate. As the People’s Bank of China continues to relax interest rate controls, the volatility of interest rates may increase. If the interest rate level fluctuates, the leasing business yield and financing interest rate will also fluctuate, thereby affecting the Company’s profitability.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

We rely on contractual arrangements with the VIEs to use, or otherwise benefit from, certain foreign restricted licenses and permits that we need or may need in the future as our business continues to expand, such as the internet content provider license, or the ICP license held by one of the VIEs.

The contractual arrangements contain terms that specifically obligate the VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, (“SMAR”) formerly known as the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. In addition, we also separate the authorized user of chops from the keeper of keys to the storage room and install security camera for the storage room. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Certain judgments obtained against us by our shareholders may not be enforceable.

We conduct most of our operations in China and substantially all of our operations outside of the United States. Most of our assets are located in China, and substantially all of our assets are located outside of the United States. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Risks Related to Doing Business in the PRC

Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as foreign invested enterprises, if they are ultimately “controlled” by foreign investors.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021), as approved by the Central Committee of the Communist Party of China and the State Council became effective on January 1, 2022, upon which the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020) issued by the National Development and Reform Commission and the Ministry of Commerce on June 23, 2020, was repealed. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The Measures on Reporting of Foreign Investment Information, as approved by the Ministry of Commerce and State Administration for Market Regulation on December 30, and became effective on January 1, 2022, stipulates the Ministry of Commerce shall be responsible for planning and guiding foreign investment information reporting work nationwide, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council”. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, and then whether our contractual arrangement will be recognized as foreign investment, whether our contractual arrangement will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangement will be handled are uncertain.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably. Rules and regulations in China may change quickly with little advance notice. Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

There are substantial uncertainties the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC’s legal system is still in the process of improvement, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Therefore, these risks may result in a material change in business operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is currently impossible to predict how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoiding conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to investors under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the direct lending service industry in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, we cannot rule out the possibility that the PRC government will institute a license requirement covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Rules and regulations in China may change quickly with little advance notice. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably.

The interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances may change. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our Company is subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

For example, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC issued the Trial Measures, which became effective on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice on CSRC’s official website. Pursuant to the Trial Measures, PRC domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchanges shall complete filings with the CSRC prior to their overseas offerings and listings. We have complied with the Trial Measures and filed with the CSRC the necessary documents. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement. The Opinions, the Trial Measures, the Guidance Rules and Notice, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future, and any non-compliance will result in our being prohibited from listing. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Under the current government leadership, the government of the PRC has been pursuing reform policies which may have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which were available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, the State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective) on July 10, 2021, which require operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. While we believe that our operations are not affected by this, as these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and has replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

As of the date of this Annual Report, none of the VIEs’ operations involving e-commerce has commenced, and we do not expect to possess more than one million personal data of PRC individual clients, as we mainly target institutional clients. However, given the uncertainties, it is unclear how the final draft Regulations on Network Data Security Management will affect us. We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities with respect to the future offerings, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. Our PRC shareholders are subject to SAFE regulations, and these shareholders have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from any future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. On June 9, 2016, the SAFE promulgated SAFE Circular 16, which expands the application scope of the willingness settlement to include not only the capital of the foreign-invested enterprises but also the foreign debt fund and the fund from overseas listings. In January 2017, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance (the “SAFE Circular 3”), which stipulates several policies and measures with respect to the outward remittance of foreign exchange profit from direct investment, which require that a bank that handles outward remittance of profits equivalent to more than USD 50,000 for a domestic entity shall, under the principle of true transactions, review the resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax record form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax record form with the actual remittance amount and remittance date of the profits. A domestic institution shall cover losses in the previous years as legally required before the outward remittance of profits. Besides, SAFE Circular 3 strengthens the examination of authenticity and compliance of outbound direct investment by requiring that when undergoing the registration and outward remittance formalities for outbound direct investment, a domestic entity shall, in addition to submitting relevant materials for examination as required, explain the source of the investment funds and the use of funds (use plan) to the bank, and provide the resolution of the board of directors (or the resolution of partners), contract, or other proof on authenticity of such investment. Banks shall strengthen the examination of authenticity and compliance. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our Affiliate Entities or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds of the initial public offering or any future financing activities, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, the VIE and the VIE’s subsidiaries, or may make additional capital contributions to our PRC subsidiary, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may transfer funds to our PRC subsidiary, which is FIE under PRC laws, or finance such FIE by means of shareholder loans or capital contributions upon completion of our offerings. Any such loans to the FIE cannot exceed statutory limits, which is either the difference between the registered capital and the total investment amount of such FIE, or a multiple of the FIE’s net assets in the previous year, and shall be registered or filed with SAFE, or its local counterparts. Furthermore, any capital contributions we make to the FIE shall be field with the MOFCOM or its local counterparts. We may not be able to obtain these government registrations, filing or approvals on a timely basis, if at all. If we fail to receive such registrations, filing or approvals, our ability to provide loans or capital contributions to the FIEs in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. SAFE promulgated Circular 45 on November 16, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if proceeds of such loans have not been utilized. Violations of Circular 142 or Circular 45 may result in severe penalties. On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. As a result, the applicable circulars may significantly limit our ability to transfer the net proceeds from our initial public offering and subsequent offerings or financings to our FIEs, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

If the VIEs require financial support from us or our PRC subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above. These circulars may limit our ability to transfer the net proceeds from initial public offering or any future financing activities to the VIEs and our PRC subsidiary, and we may not be able to convert the net proceeds from initial public offering or any future financing activities into Renminbi to invest in or acquire any other PRC companies in China. Despite the restrictions under these SAFE circulars, our PRC subsidiary may use its income in Renminbi generated from their operations to finance the VIEs through entrustment loans to the VIEs or loans to the VIEs’ shareholders for the purpose of making capital contributions to the VIEs. In addition, our PRC subsidiary can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant VIE under the applicable exclusive technical support agreements.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or the VIE or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from initial public offering or any future financing activities and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

All of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government.

While the Chinese economy has experienced significant growth over the past decades, growth has been slowed down, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Furthermore, from time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of initial public offering or any future financing activities must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of any future offerings. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of the initial public offering or any future financing activities will be maintained in an interest-bearing account maintained by us in the United States.

Because our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currently of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our ordinary shares offered by this Annual Report are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.

We are a holding company, and we principally rely on dividends and other distributions on equity that may be paid by our PRC subsidiaries and remittances from the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ordinary shares and service any debt we may incur. If any of our PRC subsidiaries, the VIE, or its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in China, may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, and staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of the VIE to make remittance to our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has provided certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities will determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our ordinary shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our ordinary shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our ordinary shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. We intend to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate.

We are currently delinquent on our statutory obligations to make social insurance and housing provident fund contributions for our employees in China, which may subject us to fines or other penalties by government authorities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by making social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for and on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with laws and regulations on social insurance.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by the Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies with the applicable housing provident fund management center is compulsory, and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The government supervision of social insurance policy has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As a common phenomenon in China, some of our PRC operating entities incorporated in various locations in China have not adequately paid social insurance and housing provident fund contributions for our employees. According to the Social Insurance Law of the People’s Republic of China, we may be ordered to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 0.2% of the outstanding amount for each day of delay, in addition to a fine a fine ranging from RMB 10,000 to RMB 50,000. Furthermore, we may be liable for a fine of one to three times the amount of the outstanding contributions, provided that we still fail to pay the outstanding social insurance contributions within the prescribed deadline. In addition, according to the Regulations on the Administration of Housing Provident Fund, we may be ordered by the Housing Accumulation Fund Management Center to deposit the outstanding funds within a time limit. If we fail to deposit such amounts within the time limit, the Center may petition a people’s court to enforce the payment. As of March 2022, the Company has an estimate of $85,265 in its late payment of social insurance contribution and housing provident fund, and a potential of an estimated $17,659 in late fees. However, due to the varying local policies and other factors, such as a company’s relationship with the local government, each subsidiary or VIE in China may be subject to different treatment. Due to this issue being prevalently faced by the majority of the businesses in China, it has become highly discretional for the local government to decide whether to enforce compliance with the employee social fund regulations, if at all. As of the date of the Annual Report, given that (i) the requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations; (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering unpaid social insurance premiums from enterprises; (iii) as of the date of this Annual Report, the Company had not received any notice or order from the relevant government authorities requesting us to pay the social insurance premiums or housing funds in full; (iv) as of the date of this Annual Report, the Company had not received any complaint or report on outstanding social insurance premiums or housing funds, nor had them had any labor dispute or lawsuit with their employees on payments of social insurance premiums or housing provident fund; and (v) the Company had not been subject to any administrative penalties, the Company has not made any provisions in connection with the shortfall of its social insurance contribution and housing provident funds for the year ended March 31, 2024. Furthermore, as of the date of the Annual Report, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities. However, if we are fined or otherwise penalized by government authorities due to our failure to adequately pay social insurance and housing provident fund contributions for our employees, our financial condition may be negatively impacted.

We may face administrative penalty if we fail to register the correct business address.

According to Article 7 of the Company Law of the People’s Republic of China (2018 Amendment), a company’s business license shall specify the company’s name and domicile. If the items recorded in the company’s business license have been changed, the company shall register these changes for the company registration authority to reissue the business license. According to Article 68 of the Regulations on the Administration of Companies Registration of the People’s Republic of China (2016 Amendment), the company registration authority shall order the registration within a time limit and those who fail to register within the time limit shall be fined not less than 10,000 yuan but not more than 100,000 yuan.

Currently, Junzhang Shanghai and a few of its subsidiaries, such as Shanghai Changyun Industrial Development Co., Ltd., Xi’an EShallGo Information Technology Co., Ltd., and EShallGo Office Supplies (Shanghai) Co., Ltd., do not have consistent business address and registered address. This may cause these subsidiaries to face administrative penalties if governmental agencies cannot contact the companies should issues arise.

Changes in international trade policies, trade dispute or the emergence of a trade war, may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, network carriers and other partners.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect consumers’ discretionary spending levels and therefore adversely impact our business. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on consumer confidence, which could adversely affect our business.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that if certain thresholds are triggered, it shall be declared to the Anti-monopoly Law Enforcement Agency of the State Council in advance and shall not be implemented without such declaration. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing. According to the Circular, we can reasonably arrange the timing for submitting the filing application with the CSRC, and shall complete the filing with the CSRC in accordance with the Trial Measures within three years of the offering. In sum, we are subject to the filing requirements of the CSRC for the initial public offering or any future financing activities under the Trial Measures.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this Annual Report, we and our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this Annual Report, we and our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ordinary shares.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s predecessor auditor, Friedman LLP, and its current auditor, Marcum Asia CPAs, LLP, or Marcum Asia, are not subject to this determinations as to inability to inspect or investigate registered firms completely. The Company’s predecessor auditor and its current auditor are based in Manhattan, New York, and have been inspected by the PCAOB on a regular basis, with the last inspections in 2020, and therefore not subject to the determinations announced by the PCAOB on December 16, 2021.

On August 26, 2022, the PCAOB signed an SOP Agreement with the China Securities Regulatory Commission and the MOF. The SOP Agreements establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed the its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report, and as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in June 2020.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the March 2021 interim final amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the March 2021 interim final amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the Annual Report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Risks Related to our Ordinary Shares

The dual class structure of our ordinary shares has the effect of concentrating voting control with JUNZHANG DIGTAL LIMITED and MAGIC IDEAL LIMITED, which hold in aggregate 78.67% of the voting power of our capital, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

As of the date of this Annual Report, the authorized share capital of the Company is US$10,000 divided into 100,000,000 ordinary shares of a par value of US$0.0001 each comprising 90,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 10,000,000 Class B ordinary shares of a par value of US$0.0001 each. As of the date of this Annual Report, there are 15,879,000 Class A Ordinary Shares and 5,856,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights.

The currently Class B Ordinary Shares issued and outstanding are beneficially owned by our Chairman and Chief Executive Officer, Mr. Zhidan Mao and Mr. Qiwei Miao through JUNZHANG DIGTAL LIMITED and MAGIC IDEAL LIMITED, respectively, representing 78.67% of the aggregate voting power of our issued and outstanding share capital as of the date hereof. Because of the ten-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, Mr. Mao and Mr. Miao will be able to control all matters submitted to our shareholders for approval such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. This concentrated ownership will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial. Furthermore, any future issuances of Class B Ordinary Shares may be dilutive to the voting power of holders of Class A Ordinary Shares.

As a result, for so long as JUNZHANG DIGTAL LIMITED and MAGIC IDEAL LIMITED own a controlling or significant voting power in our issued and outstanding share capital, they generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;
●	determinations with respect to our business direction and policies, including the appointment and removal of officers;
●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;
●	our financing and dividend policy;
●	determinations with respect to our tax returns; and
●	compensation and benefits programs and other human resources policy decisions.

Even if JUNZHANG DIGTAL LIMITED and MAGIC IDEAL LIMITED were to dispose of certain Class B Ordinary Shares such that it would control less than a majority of the voting power of our issued and outstanding share capital, it may be able to influence the outcome of corporate actions so long as it retains Class B Ordinary Shares. JUNZHANG DIGTAL LIMITED’s and MAGIC IDEAL LIMITED’s controlling or significant ownership of our issued and outstanding share capital may limit your ability to influence corporate actions and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

JUNZHANG DIGTAL LIMITED and MAGIC IDEAL LIMITED may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate actions might be taken even if other shareholders, including those who purchase Class A Ordinary Shares in any future financing activities, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, which could have the effect of depriving our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately affect the market price of our Class A Ordinary Shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to accounting standards that are available to emerging growth companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer, and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act. They will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from Regulation FD (Fair Disclosure) requirements, which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rule requires listed companies to have, among other things, a majority of its board members be independent. However, as a foreign private issuer, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards, which may afford less protection to investors.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association (the “M&A”), the Companies Act (2021 Revision) of the Cayman Islands (the “Cayman Islands Companies Act”), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company, and substantially all of our assets are located outside of the United States. In addition, a majority of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (“PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small, and our company’s insiders will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. We are also required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	limited availability for market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The future offerings price for our ordinary shares will be determined through negotiations between the underwriters, investors or the placement agent, and us, and may vary from the market price of our ordinary shares following our offerings. If you purchase our Class A ordinary shares in our offering, you may not be able to resell those shares at or above the offering price. We cannot assure you that the offering price of our Class A ordinary shares, or the market price following our future offerings, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our subsequent offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.
●	In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. In the event that we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value. As of the date of this Annual Report, Management has not determined the types of businesses that the Company will target or the terms of any potential acquisition.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A ordinary shares if the market price of our ordinary shares increases.

There may not be an active, liquid trading market for our Class A ordinary shares.

Prior to our initial public offering taken place in December 2022, there has been no public market for our Class A ordinary shares. An active trading market for our ordinary shares may not develop or be sustained following our initial public offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the underwriters based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of our initial public offering in December 2022, we have become a public company in the United States. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. In the event that we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

We have a limited trading history.

On July 2, 2024, our Class A ordinary shares began trading on the Nasdaq Capital Market. Prior to that, there was no public market for our ordinary shares. Our trading history might never improve in terms of price or volume. We cannot guarantee that our ordinary shares will remain quoted on the Nasdaq Capital Market.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of our initial public offering in July 2024, we are now a publicly listed company in the United States. As a publicly listed company, we are required to file annual reports with the Securities and Exchange Commission. In some cases, we will also need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

Corporate History

We commenced our commercial operations in 2015 through Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Shanghai. On June 16, 2021, to facilitate offshore financing, we incorporated Eshallgo Inc under the laws of the Cayman Islands as our offshore holding company. On June 30, 2021, we established Junzhang Monarch Limited, or Junzhang HK, our wholly-owned Hong Kong subsidiary, and on July 22, 2021, we established Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., or WOFE, which is a wholly-owned subsidiary of Junzhang HK.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet, value-added telecommunications services and other related business. Junzhang Shanghai later entered into a series of contractual arrangements with EShallGo Shanghai, which we refer to as the VIE (variable interest entity), and its shareholders. We depend on these contractual arrangements with the VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operation. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China.

Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability of our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC governments.

Corporate Information

Our principal executive office is located at Room 2554, No. 70, Lane 818, Xianing Road, Jinshan Industrial Zone, Shanghai, China 201506. The telephone number of our principal executive offices is +86-4006005800. Our registered office provider in the Cayman Islands is Vistra (Cayman) Limited. Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a website at http://www.eshallgo.com/. We do not incorporate the information on our website into this Annual Report and you should not consider any information on, or that can be accessed through, our website as part of this Annual Report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

4.B. Business overview

Eshallgo Inc (“EShallGo” or the “Company”) was incorporated in the Cayman Islands in June 2021. Through its variable interest entity and operating company, Junzhang Digital Technology (Shanghai) Co., Ltd. (“Junzhang Shanghai”), we have created an extensive geographical presence, which expands throughout 20 provinces in China. Since the Company has been serving as a dealer for nearly all the globally known office supply brands in China, established 155 service points with more than 1000 technicians, and has built its own ERP system as of the date of this Annual Report, the Company management, which has three decades of experience in the industry, believes that these qualities have shaped us into what we believe to be one of the leading office solution providers in China with a global vision.

We specialize in two distinct market sectors: office supply sale and leasing, and after-sale maintenance & repair. These market sectors are large and fragmented, and we believe they present opportunities for significant growth through complementary services. Our mission is to become an office integrator and service provider, offering competitive overall office solutions and services, expand our service market beyond office equipment, and continue to create maximum value for customers. We place our customers’ needs, employees’ welfare and shareholders’ value as utmost importance, and we strive to build an enterprise that provides one-stop office solution.

Junzhang Shanghai is an authorized distributor of major brands of office equipment, including HP, Epson, Xerox, Sharp, Toshiba, Konica, Kyocera and other brands. Over the years, our business has expanded to encompass all other supplies offices may require, such as office furniture, IT products, water dispensers, printing paper, among many others. We also provide maintenance with Enterprise Resource Planning (“ERP”) systems we developed on our own. Our office total solution systems bring efficiency and convenience in the office. Our management believes that we have become one of the leading suppliers of office equipment for both private and public sector businesses as well as for large enterprises and institutions such as Ping An Insurance, Taiping Life, Centaline Property, Debon Securities, Tongce Real Estate, among others, and we have developed an e-commerce platform for all types of offices. As of the date of this Annual Report, Junzhang Shanghai has established 21 subsidiaries across China and obtained the national high-tech enterprise certification.

Relying on our team’s rich experience in serving customer as well as technology development over the past 20 years, we have created an innovative cross-region service brand, EShallGo, to provide customers from across the country by addressing their customized office needs. As an independently developed solution provider with our own intellectual property rights, EShallGo is adopting “cloud procurement, cloud management and cloud services” and other powerful tools to lay the cornerstones for our future growth plan. We are in the process of establishing a system covering office services, sales, leasing, warranty service and life-time maintenance covering major cities across the country. We have obtained ISO9001, ISO14001, ISO45001 certifications and other national management system certifications.

Although the Chinese economy annual growth rates no longer sustain an unprecedented level of 10%-plus as in the last decades, as 2010 marks the last year China’s GDP grew by 10.3%, the economic activities in China continue to thrive and prosper in recent years, and demand for corporate office services has become a new market growth point. In light of the industry growth, EShallGo is looking to take the lead in this new market by proposing the “Internet & Service E-commerce model”. Although the e-commerce business and related platform is not yet operational and will be launched in the first half if 2025, EShallGo has completed the initial setup of e-commerce and national service outlets and gained initial success in the market. Specifically, Junzhang Shanghai has set up all service categories on the platform that are in line with the industry by acquiring the ICP certificate and EDI certificate, which are business licenses for e-commerce platform operations in China and could take up to two years to obtain. Junzhang Shanghai has also developed its proprietary software, remote management systems and the mobile applications, all of which await to be further refined and tested to accommodate the business-end users, and to be launched in the first half of 2025. Furthermore, Junzhang Shanghai’s continuing geographical expansion efforts have resulted in more than 155 service outlets and more than 1,500 registered technical service personnel in lower-tier cities. These service outlets have contracted with Junzhang Shanghai through one of its 21 subsidiaries to provide local aftersales maintenance and repair services to largely institutional customers of Shanghai Junzhang. In order to continue its expansion efforts, consolidate its relationship with local vendors, and further promote Eshallgo’s brand awareness, Shanghai Junzhang does not currently charge management fees at this stage and allow the service points to retain all service-related revenues. This enabled us to lay a good foundation for Eshallgo’s future e-commerce development. Our long-term goal is to become a leading service provider for not only office total solutions, but also to expand our service technology to other types of house products.

Our Background

EshallGo, through Junzhang Shanghai, is a one-stop service company dedicated to creating overall solutions for any types of offices. Junzhang Shanghai’s current main business is office equipment and supply sales and aftersales service. Specifically, Junzhang Shanghai has established a long-term cooperation mechanism with world-renowned office equipment makers, such as HP, Epson, Xerox, Sharp, Toshiba, Konica, Kyocera, among others, and is active in the business of providing products and services of office supplies, office equipment leasing, office equipment maintenance services, and related supply chain finance services. However, with more than 20 years of industry experience, our team has developed a vision to move beyond the traditional office supply business model, but to focus on the maintenance and services of these equipment instead. Over the years, our team has built the Company into a holding group with more than 20 provincial-level holding subsidiaries in China, covering all regions of the country and aggregated 150 registered service stations across the country.

As of the date of this Annual Report, the Company, through its VIEs, has developed a number of service stations to tend the aftersales needs of its customers across China, and will eventually form cooperative relationships with like-minded businesses to conduct aftersales services together. The subsidiaries currently established are service providers who have completed registration and signed service agreements with Junzhang Shanghai, and help serve tens of thousands of loyal customers all over the country. At the same time, through the brand EShallGo platform developed by Junzhang Digital Technology, a new business model of “Internet + Service e-commerce” can be executed nation-wide. By implementing a centralized online intake platform and dispatching technicians to tend customers’ physical office needs in real-time, EShallGo will establish a model that integrates all online and offline service categories into a one-stop service station. The e-commerce business and related platform is not yet operational, but they will be launched in the first half of 2025.

Our Plans

Upon the completion of our proposed IPO, we plan to consolidate the original sales system and expand to the provinces we are not currently serving. Simultaneously, we plan on cooperating with high-quality and like-mind businesses in the industry so that all provincial-level holding subsidiaries can immediately start the development of cooperative enterprises in those provinces, and quickly complete the establishment of lower-level holding companies, so that our Sales + Service Outlets model can achieve a more comprehensive geographic coverage.

Once our management system matures, we plan on utilizing our service technology to not only cover office supplies such as water dispenser, printers, or copier machines, but also expanding to other service and maintenance areas in household products.

We have developed and achieved initial success in the market. We believe that our plan is on the right path with the following services:

1.	Remote Management System for Major Client Leasing Services

This is a software application designed for leasing and sales management for large equipment leasing customers (for example, educational institutions, whose subordinates include a large number of school units).

The office equipment leased by such customers is distributed to many subordinate branches. Therefore, this project platform is used to meet the management needs of such customers for the equipment used by end users everywhere. The system will summarize the usage, equipment status and failures into customized reports for our customer, and conveniently conduct streamlined service process with our Company.

At the same time, this system leverages Junzhang Shanghai’s nationwide service stations to provide low-cost maintenance and technical support for leasing businesses. We also deliver extra value by serving thinly populated areas.

2.	National Coverage for Subcontracting Service System in Equipment Leasing Services

Due to the lack of contracted service in certain provinces and cities, we outsource our equipment leasing business by subcontracting qualified local third-party vendor. This subcontracting service coverage system is managed and supported by a website portal nationwide.

This central system not only collectively manages the overall business, but also supports multiple affiliates in other locations to carry out daily leasing management business simultaneously and accomplishes a standardized distribution of maintenance and repair tasks. In addition, this system supports the settlement of subcontracting fees for different external affiliates according to different contract terms.

The main function of this system is to support the company to continuously expand its business to regions that have not been previously involved.

3.	Real-time Management System for On-site Technicians and Equipment Leasing Service

This is an integrated system of a website system and mobile application (“App”). This system is used to monitor and improve the on-site service quality of office equipment leasing service stations nationwide.

The system supports and manages the maintenance, repair, progress update, and pricing for each leased equipment that is distributed across the country and managed by different service points. To ensure timely and high-quality services to a wide range of customers, this system monitors and manages the location and real-time status of all dispatched maintenance technicians in real time. It also tracks the service type, time when the technician enters the customer unit, time to complete the business exit, on-site positioning data and the customer’s evaluation of the service.

Our Strategy

Our objective is to strengthen our competitive advantages, achieve above-market rates of profitable growth through the following key strategies.

E-point Office Life

Our company slogan is “E-point Office Life.” As recognized by the existing customers, EShallGo’s service team stands ready to solve any difficulties encountered in an office environment, such as technical support and equipment repairing, among many other services.

Most of our customers are concentrated in mid and small businesses. Our marketing strategy focuses on local promotion, standardized professional services and exceptional services to attract more users. We have gained substantial customer loyalty over the years by earning customer trust and won many new users simply through the referral of existing clients. We won many new users through the referral of existing customers.

We have obtained many industry qualifications, and we leverage these advanced qualifications in the industry to participate in more project biddings and obtain more customers, which enable us to analyze and gather more information and timely identify any new needs of customers in large offices. We also strive to provide customized services tailored based on each customer’s needs.

To spread our idea of E-point office life, we participate in all kinds of local online and offline promotion all year round, including exhibitions held by office industry associations, brand promotion meetings held by various manufacturers, and various industry exhibits. As a trusted distributor of many major brands, EShallGo provides a wide range of products and services. Upon the completion of our IPO, we will extensively deploy more detailed and personal service outlets for our users, and open more service stores around various user clusters across the country.

Our Smart Platform – Create a smart one-stop solution for all maintenance- and aftersales-related office needs

Our customers can access our service offerings through our mobile app in a quick and convenient way. The EShallGo App is integrated with our smart office system, IoT devices and other technology capabilities to create a seamless working experience for our customers in and beyond physical office supplies.

Attract new customers and develop new market opportunities

We believe the comprehensive geographical presence of our operations across a project lifecycle facilitates extensive, shared market awareness in our sector. We believe this widespread market insight enhances our customer relationships as it allows Junzhang Shanghai to attract customers because it understands their specific needs and will be able to provide quality products and services. We intend to capitalize on our market awareness of new products to maximize sales and services across all our business units. Junzhang Shanghai’s technology front can then provide the materials and tools necessary to build the infrastructure necessary to expand our client base, while also supplying the components needed to keep the operations well maintained.

Supplement strong organic growth with “tuck-in” acquisitions in core and adjacent markets

One driver of our organic growth will be through “tuck-in” acquisitions in core and adjacent markets to supplement our product set, geographic footprint and other services. Through our own experienced business development as well as trusted customer and supplier relationships, we are able to identify relevant acquisition opportunities. We can selectively pursue acquisitions that are culturally compatible and synergized with our growth and business model. Additionally, as evidenced by our successful history of collaborative effort with local service stations, we have a strong track record as a disciplined business partner who quickly and efficiently integrates local service partners into the EShallGo supply culture and operations. As a result of our highly efficient operations, industry-leading IT systems, strategically aligned supplier relationships and broad distribution platform, there are opportunities to achieve substantial synergies in our future collaborations and acquisitions.

Our Services

Currently, our main business involves the sales, leasing and maintenance services of office equipment such as printers and copiers. We distribute more than 15 major brands such as HP, Epson, Xerox, Sharp, Toshiba, Konica, and Kyocera.

Sales and Leasing

The sales and leasing process is relatively simple. Our marketing team will make comprehensive customer quotes after obtaining customer’s information, such as the total print volume of the customer, the proportion of A3/A4 format, the proportion of color/black and white coloring, to determine the number of equipment that best suits the customer’s needs and whether the customer should choose to purchase or lease. The equipment we provide is mainly new models of prominent brands mentioned above.

Our clients currently consist of mainly financial service companies and real estate companies, including Taiping Life Insurance, Debon Securities, Fosun Group, Laomiao Gold, Lianjia Real Estate, Centaline Real Estate, Quantuo Real Estate, among others.

The following chart illustrates our sales model, in which the remote management section will be installed:

Services

As the Company grows, it has gradually become clear that our revenue growth will come from the service aspect of our business, which mainly include: (1) Leasing (with installation payment and fixed service fee), (2) after-sales maintenance service, and (3) life-time maintenance service, which is characterized for its high profit margin, high degree of customer adhesion, and long profit cycle, as indicated below:

Service Operations

The Company aims to gradually expand its emphasis on sales and office equipment distribution to a service-oriented model in the future, and to provide our customers with more personalized products and services. Overtime, with our self-developed and standardized management system that entail all aspects of supply, leasing and after-sale services, we aim to boost our cooperation with our customers by expanding the current limited and fragmented after-sales services across China.

Through office equipment sales and aftersales service as our initial business model, we have implemented a streamlined business model and obtained analysis data in the field of smart office and even smart home. The data we collected can be sent to manufacturers, sellers to improve the overall product research, production, sales, purchase, consumer finance and aftersales guidance for different types of service providers, enabling a new long-tail industry ecology.

Currently, the EShallGo service network involves more than 20 provincial-level subsidiaries nationwide in service operations, centered around Shanghai and will expand further over time.

The goal that EShallGo’s office total solution direct repair platform is striving to achieve is to mobilize maintenance technicians of various categories and brands to create a standardized, professional, convenient and streamlined equipment service platform. Specifically, customers can use EshallGo’s mobile App, official website, call center, or simply scan a QR code to request any service or product, and our platform will locate and dispatch experienced technicians nearby for quick diagnosis and delivery of service and product.

Operation Dispatch Process

Currently, EShallGo already distributes products and completes work orders through a mobile App, which is independently developed by Junzhang Shanghai to sort out, among others, task order acceptance, workflow management, real-time positioning, and customer evaluation. Once a work order is placed, the service platform of EShallGo sends the work order to the authorized service center of each of the provincial service point according to the location. The service center then assigns an affiliated or contracted technician to provide onsite services. The average response time for our on-site service of the technician typically does not exceed 4 hours, and the work order can usually be completed as quickly as within 1 hour.

The flowchart for the construction of our operational dispatch process is indicated below:

Visualized IoT and After-sales Service System (To Be Launched)

As a service platform independently developed by EShallGo with our own intellectual property rights, Junzhang Shanghai adopts powerful concepts and tools such as “cloud procurement, cloud management, and cloud services” as the cornerstone to promote the development of the entire platform, and quickly establish an easily accessible platform for users. The service network and supporting team cover major cities across the country. The main functions of remote equipment management software include, among others, automatic equipment fault diagnosis, consumables usage statistics and other various data of equipment.

Furthermore, our dual Mobile App software system will incorporate data from both customer App and the technician App, which can provide timely feedback on the remote use dynamics of the equipment, complete information connection and intercommunication in time, and monitor information feedback. All the data received by the App are collected through our Enterprise Resource Planning (“ERP”) real-time transmission and exchange, and all data and information are reasonably analyzed and managed by EShallGo’s back-end system.

The ERP system is a practical tool independently developed for the office equipment industry. Its main functions include customer contract management, information interaction, data statistics, purchase and sales order management, deposit and withdrawal monitoring, automatic generation of various data and other office solution industry-specific functions. There is no set upper limit to the system capacity.

The e-commerce business and related platform is not yet operational, but they will be launched in the first half of 2025.

Operations of the After-sales Service System

Although the office equipment supply chain has been saturated in China, the realm of technological advance in aftersales has barely been explored. EShallGo has been the pioneer on the technological innovation of after-sales services for more than two decades, around the same time when all these major office equipment brands have entered China. To date, we have developed a dual-app system for both customers and technicians/engineers to provide real-time diagnosis of any technical issues arising out of the office equipment and dispatch quick repair and maintenance service as needed, thereby changing the way the traditional after-sales technical support was operated.

Our aftersales system is dedicated to the aftersales market of the office total solution industry, independently developed by EShallGo. All the software is interoperable, and the data is seamlessly connected, which greatly helps to improve work efficiency, standardize service, and collect and analyze big data.

Our system includes three major software components:

1.	Core ERP Software for the Office Total Solution Market

ERP is the core of the entire service system as it supports and manages EShallGo’s national coverage service network and solves the business needs of customers and technicians located in various locations. For example, it can create a background summary table, making data easily visible at first glance; the data display of each work order of the technician includes information such as location mapping, customer rating, customer signature, which can all be completed on the technician’s mobile phone; real-time invoice can be generated with just one-click based on the services conducted. Because of its ability to conduct a large amount of data analysis, it sufficiently meets the management needs of today’s office total solution industry.

2.	Remote Equipment Management Systems for Both Users and Technicians (to be Launched)

This management system is tailored for customers looking for conventional office solution functions. It provides equipment monitoring, equipment daily consumption management, and equipment repair and maintenance diagnosis to the national coverage service company. This system is being independently developed by EShallGo. It is a database that gathers all the business information of Junzhang Shanghai, provides data support for back-end business and other branch systems, and is also a platform for the Company’s headquarters, local branches and service providers to handle business collaboratively. The system can also undertake the task of providing data reports and analysis, customer big data analysis, and business profit allocation and settlement between the Company and its affiliates and partnered service outlets. Specifically, the background management system entails three modules, each of which carries out a different function that comprehensively streamline the solution process.

a.	Technician-End Mobile App (to be launched)

Technician’s mobile App will include the work order module, leasing and overall solution module, and billing module. Through the back-end data support, it helps technicians successfully complete various equipment tasks, including repairs, maintenance, installation and after-sales customer visits, delivery and signing. Furthermore, it allows technicians to conduct repairs and supplies and parts orders on-site, and transfer on-site tasks to other technicians if necessary. This App can also act as an attendance check-in tool for employees when they conduct business activities outside the Company.

The technician-end mobile App completes the work order module, which includes but not limited to background summary table data, classification data of each work order of the technician such location map, which enables door-to-door service, customer rating, and customer signature.

b.	User-End Mobile App (to be launched)

Customers’ end App will support both Android and Apple smart phones, providing customers with convenient scan codes for repairs and other business-related functions. This App will also be a Quick Response (“QR”) code scanning tool for the customers’ equipment and supplies management needs, such as inventory, requisition registration, new product storage and delivery. Some of the most commonly-used maintenance order tracking functions are also available.

Furthermore, user-end App facilitates the customer’s requests for repairs, tracking, evaluation and other functions. On the other hand, the technician-end App tracks the technician order and documents every step during the service. At the same time, both Apps are connected to the ERP system to collect related data in real time, which brings efficiency and convenience to the Company. Notably, with such efficient data analysis carried out by our dual-all system, any equipment failure will usually be discovered quickly, allowing either customers to fix the problems on their own or the technicians to conduct repairs remotely or onsite.

The function of this software is to connect to the user’s equipment effectively and conveniently, and to facilitate the effective management and repair of customers equipment. ERP is connected to equipment’s usage data, making data collection and analysis more efficient.

Our Competitive Strengths

We believe that we benefit significantly from the following competitive strengths. Through EShallGo’s overall market layout, service-oriented approach, as well as the gradual and in-depth advancement of independent research and development tools, we will change the traditional sales-oriented model in the industry to our goal of comprehensively and accurately tending of customer needs, improving service quality, achieving time efficiency, and enhancing customer satisfaction.

Management Expertise

Our founder, Mr. Zhidan Mao and his team have more than 20 years of experience in the industry of office equipment sales and services. Specifically, Mr. Mao has been in this industry since the above-mentioned major office equipment companies were first introduced to China. With our management’s technology-centered background, the Company distinguishes itself from the rest of the major equipment suppliers that are mainly sales-oriented. With its rich and deep experience in mastering important features of most, if not all, major office equipment, the Company is able to identify and resolve different problems arising out of different office equipment products and tend different customers’ needs.

Collaborative results-driven culture and precise execution

Our culture of customer- and market-centered mindset, fast and precise execution of customer orders, collaborative teamwork, excellence-driven service concept and trusted relationships with our suppliers and customers help us to excel in what we do. We believe this integrated team approach results in achieving operational results, and has contributed to the growth of our revenues at a higher rate than our competitors.

Leadership position in large, fragmented markets

We believe that the fragmented nature in this sector makes it full of opportunities for dynamic growth. Since the current office equipment industry is largely sales-oriented and emphasizes less on the technological service end, we have developed and will keep expanding our geographic footprint across China with over 150 locations throughout 20 provinces with our aftersales services. Over the last several years, we have strengthened our competitive position and financial profile through strategically converging fragmented operations in aftersales maintenance services, and focusing on the business units we believe present the greatest opportunity for profitable growth. Because our generally smaller and local competitors typically have fewer financial and operational resources than we do, we believe we are better able to:

●	address our customer’ needs with our extensive product knowledge and availability as well as the ability to directly integrate with their systems and workflow;
●	leverage local knowledge and maintain close customer relationships through our expansive branch and sales networks, while also offering the capabilities of a large organization;
●	attract, develop and deploy industry-leading talent, resulting in a deep pool of management, operations and sales expertise; and
●	identify new opportunities ahead of our competition through our broad supplier and customer relationships and sales force reach.

Specialized business model delivering value-added services to customers

We offer our customers a breadth of products and services tailored to their specific needs. Our local presence and close relationship with our customers allow us to optimize our sales coverage model. We also provide differentiated, value-add services to our customers including:

●	fast product delivery with many of our products available on a same or next day basis;
●	product and technological expertise;
●	close customer and vendor relationships with an integrated “total solution sale;”
●	extensive network to assist with the customer’s sourcing function; and
●	onsite product training and after-sales support.

Our service model allows us to fully tend to our customers’ needs and aid them in sourcing and procurement of their desired equipment and services. For example, within the area of office equipment maintenance, our ERP systems can integrate directly with our customers’ internal needs, enabling our customers to streamline their product fulfillment and project completion process. We believe that the breadth of our product and service we offer provide significant competitive advantages over smaller local and regional competitors, helping us earn new business and secure recurring business.

Strategic diversity across customers, suppliers, geographic footprint, products and end-markets

Our sales network and after-sales service system have established more than 20 service-oriented provincial-level holding subsidiaries and over 150 service locations across the country and our system has begun to take shape and gained brand awareness. We believe the diversity of our customers, suppliers, geographic footprint, products and markets reduces our overall risk exposure. Our broad base of approximately 21,000 customers has low concentration with no single customer representing more than 4% of our total sales and our top 10 customers representing only approximately 29% of our total sales during fiscal 2021 We also believe that by developing relationships with a diverse set of customers, we gain significant visibility into the future needs of our marketplace. We maintain relationships with approximately 1,600 suppliers for many of our products, thereby limiting the risk of product shortages. We believe this allows us to deliver a diverse product offering on a cost-effective and timely basis. Our diverse geographic footprint of over 150 locations limits our dependence on any one region.

We believe that our diversity in end-market is a key competitive strength, as our growth opportunities and ability to deploy resources are not constrained by any single end-market dynamic. We believe that we stand to benefit both from large markets that are characterized by stable long-term growth potential, as well as from markets that are exposed to cyclical intervals. We expect these cyclical markets to recover in layered and overlapping stages at varying points in the economic cycle, as they have done in the past. For example, we believe that our largest business unit, office equipment maintenance, will continue to provide an opportunity for consistent and substantial long-term growth.

Highly efficient, technology-driven and well-invested operating platform driving high returns on invested capital (to be launched)

Our dedicated team, with its strong and extensive technology industry background, has developed an all-in-one service system (maintenance, life-time maintenance, extended warranty, full warranty etc.) and built an integrated platform of smart office system and IoT solutions to serve our customers both offline and online and to create more monetization opportunities.

We equip our platform with smart office system and IoT solutions that integrate automated services such as smart conference, cloud-based printing, facial recognition and other cloud-based security control. Our core ERP system analyzes large amount of data generated, and provides us with a better understanding of our customers’ needs and preferences, enabling us to offer customized services to them.

Our technology-driven platform will not only improve work efficiency, experience and loyalty of our members, but also our operational cost effectiveness. For example, a single technician in a conventional peer company has 6-8 orders per day at full capacity; however, through EShallGo’s efficient cloud management system, the maximum number of tasks a single technician in our Company can complete can reach as many as 15 per day. By integrating offline and online services on our platform, we will create strong connections among our customers and between our customers and our business partners, fostering a vibrant community around our brand.

Highly integrated technology infrastructure

While each of our business units has adopted a customized technology platform tailored to its respective market, we have built and will implement an integrated IT infrastructure and a number of common technologies. Our centralized infrastructure will provide capabilities for online sales, order and warehouse management, pricing, reporting, administrative functions and business analytics. Additionally, this will give us central access to specific customer and product profitability analyses across the entire business, allowing us to better understand performance variances among business units. Our infrastructure will also provide talent management, seamless customer integration for sales, receivables optimization, inventory management, and highly-scalable internal processes without rework and waste. Collectively, our access to and ability to analyze real-time data provided by our integrated IT infrastructure allows us to take appropriate and swift action across our business units, which we believe differentiates us from our smaller competitors. Since we developed our own tools and software, we have created an intelligent management system that can collect a massive amount of customer data and provide accurate analysis, which facilitate our research and development process, thereby coordinating office total solution product expansion as well as other related products that may benefit from our programs in the future.

Deep and strategically aligned relationships with suppliers

We have developed extensive and long-term relationships with many of our suppliers. While we manage product purchases at each business unit, we have coordinated processes designed to ensure that our product sourcing is conducted under consistent standards and volume purchasing benefits are maximized. We believe our above-market growth provides our suppliers with their own growth opportunities. Furthermore, we have a history of close cooperation with our suppliers that position us as a preferred distributor. We believe this alignment with our suppliers allows us to work with their most knowledgeable representatives to obtain the best products and terms. In addition, our relationship with the supplies enables us to gain timely access to new products, customized training on specialized products and early awareness of upcoming releases because of their connection to both standard and difficult-to-find products. In conclusion, our strategic supplier relationships make us the distributor of choice to many of our customers.

Quality Control and Customer Service

Junzhang Shanghai has obtained ISO9001, ISO14001, ISO45001 quality system certification for many years under the strict management mechanism of all parties and has a specialized department responsible for the supervision of all processes required for certification.

For the quality of after-sales service, a sound supervision system has also been established. All field service technicians have GPS positioning to facilitate grid-based task assignment. The response speed to customer needs, the time to reach the site, and the time to solve problems are subject to strict monitoring. After a task is completed, a special supervisor will survey customer satisfaction, and make a written record of the aftersales service with a corresponding serial number. Our dedicated personnel will then analyze and assess the score given to each service request with a goal of minimizing service complaints.

If we receive any customer complaints, we guarantee a prompt response within 4 business hours. Specifically, we have set up a 24-hour hotline (at 4006005800) to solve any unsatisfactory service experience from the users, and we promise to provide solutions within the day, and keep communicating with customers in a timely manner.

Award-Winning Operation

We have received numerous nationally recognized industry awards as well as provincially recognized awards. Notable awards and activities are detailed in chronological order as the following:

●	In December 2018, National Public Resource Exchange awarded the Eshallgo brand one of the “Top Ten After-sales Service Brands.”
●	In November 2018, the Shanghai Taxation Bureau of the State Administration of Taxation awarded Junzhang the High-tech Enterprise Certificate.
●	Since June 2019, Junzhang has been regarded as triple A level Company in credit, trustworthiness, honesty and operations by the China Business Integrity Public Service Platform.
●	In 2018, Junzhang was deemed as a leading company in the OA industry by China Modern Office Equipment Association.

We believe our national and province-level awards, reflect widespread recognition of our innovative products, national-recognized reputation as well as success in our industry.

Marketing and Sales

We have built a strong brand by providing superior experience and distinguished value proposition to our customers and business partners. Our highly recognizable brand allows us to expand through word-of-mouth. Active on social media, we regularly interact with our customers and business partners to promote our brand and the EShallGo services. Supported by our integrated operation systems, our dedicated sales and marketing team also conducts promotion of our agile office equipment repairs and maintenance services. Additionally, we cooperate with industrial zones, enterprises and organizations to conduct marketing and sales.

In the foreseeable future, we plan on adopting the following process to advertise our services:

Competition

Since we operate in a highly fragmented industry and hold leading positions in multiple market sectors, competition in each market sector varies. The majority of our competition comes from mid-size regional; however, we also face competition from a number of small and local competitors.

We believe the principal competitive factors for our market sectors include, among others, local selling capabilities, availability and cost of materials and supplies, technical knowledge and expertise, value-add service capabilities, customer and supplier relationships, reliability and accuracy of service, effective use of technology, delivery capabilities, and pricing of products. We believe that our competitive strengths and strategy allow us to compete effectively in our market sectors.

We compete in an emerging and competitive industry for the following:

●	Locations: The growth of our business depends on our ability to source suitable rental service locations.
●	Customers: While the number of companies and individuals seeking agile office space solutions is growing, we compete to acquire new customers and retain existing members.
●	Business partners: Our ability to continue to attract and retain quality business partners and to obtain favorable pricing for our customers from such business partners depends on our ability to grow our customer base and effectively match our customers’ needs with the services provided by our business partners.
●	Technology: Technology drives the growth and operating efficiencies of our business. We need to develop better operating systems and more user-friendly apps to remain competitive.
●	Personnel: Employees are our most valuable assets. We compete with our peer company to retain and recruit talented employees by providing competitive compensation and growth opportunities to our employees.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative. As a result, we have generally been able to attract and retain qualified employees and maintain a stable core management team.

Under PRC regulations, Junzhang Shanghai, Junzhang Beijing and their respective subsidiaries are required to participate in various statutory employee benefit plans, including social insurance funds, such as a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. Junzhang Shanghai and Junzhang Beijing enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions. Junzhang Shanghai and some of Junzhang Shanghai and Junzhang Beijing’s subsidiaries fail to pay the employees’ housing provident fund and fail to pay in full of the employees’ social insurance funds. If Junzhang Shanghai and the subsidiaries fail to make the correction within the statutory period, they may be subject to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 2‰  of the outstanding amount for each day of delay, in addition to a fine ranging from RMB 10,000 to RMB 50,000. Nevertheless, as of the date of this Annual Report we have not experienced any major labor disputes.

Customers and Suppliers

Junzhang Shanghai and its subsidiaries maintain a customer base of approximately 22,445 customers, many of which represent long-term relationships. Jilin Xerox Business Machine Co., Ltd. and Zhejiang Maimaitong Supply Chain Management Co., Ltd. are our largest customers, accounting for approximately 8.4% and 3.8% of the year ended March 31, 2024 in net sales, respectively. We are subject to very low customer concentration, reducing our exposure to any single customer.

We have developed relationships with approximately 1,813 suppliers, many of which are long-standing. Shanghai Mingzhe Office Equipment Co., Ltd. and Liaoning Qiyuan Intelligent Technology Co., Ltd. are our largest suppliers, accounting for approximately 12.9% and 6.1% respectively of the year ended March 31, 2024 in purchases, respectively. Specifically, Shanghai Mingzhe Office Equipment Co., Ltd. is to provide office equipment to Shanghai Lixin Office Equipment Co., Ltd. (“Lixin”) according to Lixin’s periodic needs and deliver within 3 business days, and the supplier contract is automatically renewed annually. Sharp Trading (China) Co., Ltd. and its manufacturing subsidiaries supply office equipment to Shanghai Changyun Industrial Development Co., Ltd. in an amount of approximately RMB1,500,000 (approximately $211,000) annually, with authorization to sell and provide aftersales maintenance services. These supplier relationships provide us with reliable access to inventory, volume purchasing benefits and the ability to deliver a diverse product offering on a cost-effective basis. We maintain multiple suppliers for a substantial number of our products, thereby limiting the risk of product shortage for customers.

Intellectual property

Our trademarks and those of our subsidiaries, certain of which are material to our business, are registered or otherwise legally protected in the People’s Republic of China. We, together with our subsidiaries, own 30 software copyrights related to our ERP system, lease equipment management and control, and office equipment performance improvement. We also rely upon trade secrets and know-how to develop and maintain our competitive position. We protect intellectual property rights through a variety of methods, including trademark, patent, copyright and trade secret laws, in addition to confidentiality agreements with suppliers, employees, consultants and others who have access to our proprietary information. Generally, registered trademarks have a perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We intend to maintain our material trademark registrations so long as they remain valuable to our business. See “Risk Factors—Risks Related to Our Business—If we are unable to protect our intellectual property rights, or we infringe on the intellectual property rights of others, our ability to compete could be negatively impacted.”

Trademark

The following table sets forth a brief description of the Company’s trademarks, including their respective publication numbers, application filing date, issue date, expiration date and title.

Trademark Number	File Date	Issue Date	Expiration Date	Trademark Name	Issue Country
36002269	January 17, 2019	November 28, 2020	November 27, 2030		China
35990204	August 27, 2020	November 28, 2020	November 27, 2030		China
35756220	January 4, 2019	October 7, 2019	October 6, 2029	一修壹企租	China
35756203	January 4, 2019	October 7, 2019	October 6, 2029	一修壹企租	China
35736380	January 4, 2019	October 7, 2019	October 6, 2029	一修壹企租	China
34265377	October 25, 2018	September 7, 2019	September 6, 2029	一修租	China
28630679	January 10, 2018	December 7, 2018	December 6, 2028		China
28614583	January 10, 2018	December 7, 2018	December 6, 2028	ESHALLGO	China
23439293	April 6, 2017	March 28, 2018	March 27, 2028	一修师傅	China
23233695	March 21, 2017	March 21, 2018	March 20, 2028	ESHALLGO.COM	China
23233470	March 21, 2017	March 21, 2018	March 20, 2028	ESHALLGO	China
23233433	March 21, 2017	April 7, 2018	April 6, 2029	ESHALLGO.COM	China
23233239	March 21, 2017	March 14, 2018	March 13, 2028	ESHALLGO	China
23233149	March 21, 2017	March 14, 2018	March 13, 2028	ESHALLGO.COM	China
23233117	March 21, 2017	March 21, 2018	March 20, 2028	ESHALLGO	China
23232952	March 21, 2017	March 14, 2018	March 13, 2028	ESHALLGO.COM	China
23232906	March 21, 2017	March 14, 2018	March 13, 2028	ESHALLGO.COM	China
23232816	March 21, 2017	April 7, 2018	April 6, 2028	ESHALLGO	China
23232476	March 21, 2017	March 14, 2018	March 13, 2028	ESHALLGO.COM	China
23232293	March 21, 2017	March 7, 2018	March 6, 2029	EHSALLGO	China
22523889	January 5, 2017	January 7, 2019	January 6, 2029		China
22523818	January 5, 2017	January 7, 2019	January 6, 2029		China
19233927	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233911	March 7, 2016	June 14, 2017	June 13, 2027	EHSALLGO	China
19233838	March 7, 2016	June 14, 2017	June 13, 2027	EHSALLGO	China
19233762	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233617	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233611	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233463	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233454	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233395	March 7, 2016	October 14, 2018	October 13, 2028		China
19233333	March 7, 2016	June 14, 2017	June 13, 2027		China
19233192	March 7, 2016	April 14, 2017	April 13, 2027		China
19233021	March 7, 2016	June 28, 2017	June 27, 2027		China
19232938	March 7, 2016	April 14, 2017	April 13, 2027		China
19232871	March 7, 2016	April 14, 2017	April 13, 2027		China
19232815	March 7, 2016	April 14, 2017	April 13, 2027		China
19232766	March 7, 2016	April 14, 2017	April 13, 2027		China

Copyright

The following table sets forth a brief description of the Company’s copyright in China, including their respective publication numbers, application filing date, issue date, expiration date and title.

Number	Copyright Number	Issue Country
1	2020SR1909086	China
2	2020SR1900558	China
3	2020SR1900479	China
4	2020SR1900480	China
5	2020SR1900567	China
6	2020SR1900560	China
7	2020SR1900478	China
8	2020SR1900566	China
9	2020SR1900568	China
10	2020SR1900570	China
11	2020SR1900560	China
12	2020SR1900536	China
13	2020SR1900535	China
14	2018SR515338	China
15	2018SR515330	China
16	2018SR516650	China
17	2018SR463795	China
18	2018SR463799	China
19	2018SR463798	China
20	2018SR463806	China
21	2018SR463796	China
22	2018SR463797	China
23	2016SR114239	China
24	2016SR113746	China
25	2016SR110309	China
26	2016SR105244	China
27	2016SR106076	China
28	2016SR105171	China
29	2016SR105125	China
30	2016SR106072	China

Insurance

We provide social security insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for our employees as required by PRC law. We do not maintain property insurance to protect our properties essential to our business operation against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain key-man insurance. We consider our insurance coverage in line with market practice for our business operations in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Risk Factors — Risks Related to Doing Business in the PRC — Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.”

Regulation

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in the PRC.

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged,” (2) “restricted,” and (3) “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. The Negative List (Edition 2020) was issued on June 23, 2020, which took effect on July 23, 2020 and superseded the previous lists.

The lasted version of the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021) (the “Negative List 2021”) was approved by the Central Committee of the Communist Party of China and the State Council, and became effective on January 1, 2022, upon which the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020) issued by the National Development and Reform Commission and the Ministry of Commerce on June 23, 2020, was repealed.

The Encouraging Catalogue (Edition 2022) effective on January 1, 2023, which replaced the Encouraging Catalogue (Edition 2020) effective on January 27, 2021, is divided into two parts, namely the Nationwide Catalogue of Encouraged Industries for Foreign Investment and the Catalogue of Priority Industries for Foreign Investment in Central and Western China. The Nationwide Catalogue of Encouraged Industries for Foreign Investment lists a total of 519 industry sectors that encourage foreign investments; the Catalogue of Priority Industries for Foreign Investment in Central and Western China lists industry sectors that each province and city wish to introduce.

Pursuant to the Negative List (Edition 2021) effective on January 1, 2022, any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category under the Special Administrative Measures and the percentage of foreign ownership cannot exceed 50% (except for e-commerce).

The Administrative Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise, or the FIE, that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with the above foreign investment restrictions, we operate our value-added telecommunications services in China through Junzhang Shanghai and Junzhang Beijing, the VIEs. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Risk Factors—Risks Related to Our Corporate Structure and Operation—If the PRC government deems that the contractual arrangements in relation to Junzhang Shanghai or Junzhang Beijing, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Pursuant to the Announcement [2016] No. 22 of the NDRC and the MOFCOM dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Venture Law, the PRC Sino-foreign Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the People’s Republic of China, was issued by the State Council and came into force on January 1, 2020. The form of organization, organizational structures and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On June 23, 2020, MOFCOM and NDRC jointly issued the Negative List (Edition 2020). The latest version of the Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and superseded the previous lists. See “Regulations — Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment.”

On December 30, 2019, MOFCOM and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment before the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018, and December 29, 2023, which shall become effective on July 1, 2024, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

Our PRC subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law. If the draft of the Company Lawadopted, PRC subsidiary also need to comply with the relevant regulations.

Regulations on Overseas Listings

On February 17, 2023, CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”), which became effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions (collectively, the “Guidance Rules and Notice”) on the CSRC’s official website. Pursuant to the Trial Measures, PRC domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchanges shall complete filings with the CSRC prior to their overseas offerings and listings. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice”, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

Our PRC legal counsel, Beijing DOCVIT Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations Relating to Value-Added Telecommunication Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecom Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. Among all of the applicable laws and regulations, the Telecom Regulations, promulgated is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. The Telecom Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecom Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT, or its provincial level counterparts. If operating telecommunications business without authorization or beyond one’s scope of business, the State Council’s department in charge of the information industry or the telecommunications administration authority of the province, autonomous region or municipality directly under the central government shall ex officio order rectification of the matter, confiscate the illegal income and impose a fine of not less than three times and not more than five times the illegal income; if there is no illegal income or if the illegal income is less than CNY50,000, it shall impose a fine of not less than CNY100,000 and not more than CNY1 million; if the case is serious, it shall order the perpetrator to suspend operations and undergo rectification.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2015 MIIT Catalog.

The Administrative Measures on Internet Information Services, or ICP Measures, which was promulgated by the State Council in September 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

The Administrative Measures on Licensing of Telecommunications Business, or the Licenses Measures, issued on July 3, 2017 and took effect on September 1, 2017, set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License from MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the related websites may be ordered to close.

Under the Licenses Measures, where telecommunications operators change the name, legal representative or registered capital within the validity period of their operating licenses, they shall file an application for update of the operating license to the original issuing authority within 30 days after completing the administration for industry and commerce. Those fail to comply with the procedure may be ordered to make rectifications, issued a warning or imposed a fine of RMB5,000 to RMB30,000 by the relevant telecommunications administrations.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. The MIIT or its provincial counterpart has the power to require corrective actions after discovering any non-compliance by operators, and where operators fail to take those steps, the MIIT or its provincial counterpart can revoke the value-added telecommunications services license.

We engage in business activities that are VATS as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Junzhang Shanghai has obtained the ICP and EDI licenses on July 9, 2021.

Regulations on Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was later amended on January 8, 2011. Under the Internet Measures, a value-added telecommunications license shall be obtained before conducting profitable internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

The content of the internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers and revoke their value-added telecommunications licenses (for profitable Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. The PRC government may require corrective actions to address non-compliance by ICP license holders or revoke their ICP license for serious violations. In addition, as the internet information service providers, under the Tort Liability Part of PRC Civil Code, which became effective in January 1 2021, they shall bear tortious liabilities in the event they infringe upon other person’s rights and interests due to providing wrong or inaccurate content through the internet. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening, and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to its liabilities about the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user.

Regulations on Mobile Internet Applications

On June 28, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which became effective on August 1, 2016 and lastly amended on June 14, 2022 and effective on August 1, 2022.

Pursuant to the Mobile Application Administrative Provisions, a mobile internet app provider shall obtain the relevant qualifications as required by laws and regulations, strictly implement their information security management responsibilities, and carry out the duties including to establish and complete user information security protection mechanism, to establish and complete information content inspection and management mechanisms, to protect users’ right to know the right to choose in the process of usage, and to record users’ daily information and preserve it for sixty (60) days.

Furthermore, a mobile internet app provider shall authenticate the identity information of the registered users including their mobile telephone number and other identity information under the principle that mandatory real name registration at the back-office end, and voluntary real name display at the front-office end and must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant app programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and app programs. If an app provider violates the regulations, the internet app store service provider must take measures to stop the violations, including giving a warning, suspension of release, withdrawal of the app from the platform, keeping a record of the incident and reporting the incident to the relevant governmental authorities.

Under the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which took effect on July 1, 2017, the internet information service provider is also required to ensure that an app, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by its users, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).

The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, or the Further Rectification Notice, on July 22, 2020. The Further Rectification Notice requires that certain conducts of app service providers should be inspected, including, among others, (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The Further Rectification Notice also set forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

Regulations Relating to Information Security and Privacy Protection

Internet information in China is regulated and restricted from a national security standpoint. The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. The National People’s Congress, or the NPC, promulgated the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The ICP Measures, promulgated by the State Council requires internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security, or the MPS, promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary provide its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunication’s regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the PRC Criminal Law, issued by the SCNPC on August 29, 2015 and became effective on November 1, 2015, any internet service provider that fails to fulfil its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, on May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

Moreover, pursuant to the PRC Criminal Law lastly amended in December 26, 2020, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information, shall be subject to criminal penalty in severe situation. Any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, promulgated in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. PRC law does not prohibit internet product and service provision operators from collecting and analyzing personal information from their users. However, the Internet Measures prohibits an internet product and service provision operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party.

The Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT on December 29, 2011 and became effective on March 15, 2012, stipulates that internet product and service provision operators must not, without user consent, collect user personal information, which is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without prior user consent. Internet product and service provision operators may only collect user personal information necessary to provide their services and must expressly inform the users of the method, product and service and purpose of the collection and processing of such user personal information. In addition, an internet product and service provision operator may only use such user personal information for the stated purposes under the internet product and service provision operator’s scope of service. Internet product and service provision operators are also required to ensure the proper security of user personal information, and take immediate remedial measures if user personal information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are relevant to internet product and service provision operators are consistent with pre-existing requirements but the requirements under the order are often more stringent and have a wider scope. If an internet product and service provision operator wish to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet product and service provision operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet product and service provision operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. Internet product and service provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties.

The PRC Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the PRC Cybersecurity Law imposes breach notification requirements that will apply to breaches involving personal information.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified Apps.

On March 13, 2019, the Office of the Central Cyberspace Affairs Commission and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users.

On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effective on September 1, 2021. Any organization or individual collecting data shall adopt lawful and proper methods and shall not steal or obtain data by other illegal methods. On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Daft for Comments). According to Article 6 of the Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing abroad. Besides, where any activities affect or may endanger national security during the purchase of network products and services by key information infrastructure operators or the data processing by data workers, cybersecurity reviews should be conducted in accordance with these Measures. On December 28, 2021, CAC published the Measures for Cybersecurity Review that has been effective on February 15, 2022, which required that, any “network platform operator” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Outbound Transfer of Personal Information, along with the standard form of contract for outbound transfer of personal information, which will become effective on June 1, 2023. Such Measures provide for strict requirements on the conclusion of contracts for outbound transfer of personal information based on the standard form and require the filing of such contracts with cyberspace administration at the provincial level within ten business days following its effectiveness.

Regulations on House Leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee on July 5, 1994 and most recently amended on August 26, 2019 and took effective on January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties. In March 1999, the National People’s Congress, or the NPC, passed the PRC Contract Law, of which Chapter 13 governs lease contracts. On May 28, 2020, the Third Session of the 13th National People’s Congress passed the Civil Code of the People’s Republic of China which took effect on January 1, 2021, and replaced the PRC Contract Law. According to the Civil Code of the People’s Republic of China, subject to the consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the leased item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure;(ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 if they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally administered municipalities may formulate implementation regulations based on these measures.

Pursuant to the Opinion on Rectifying and Regulating the Order of the Residential Rental Market, or the Opinion, which was jointly promulgated by Ministry of Housing and Urban-Rural Development, National Development and Reform Commission, Ministry of Public Security, State Administration for Market Regulation, China Banking and Insurance Regulatory Commission, Cyberspace Administration on December 13, 2019 and came into effect on the same day, an entity engaging in real estate brokerage business should include “real estate brokerage” in the business scope of its business license, while an entity engaging in house leasing business should include “house leasing” in the business scope of its business license. The Opinion also requires the real estate brokerage companies, and the house leasing companies to file the leasing agreements online, use the template of the leasing agreement prepared by the local governmental authorities, prepare the instructions for use of the house and inform the lessee how to use the house. In addition, the Opinion also requires that the amount of payment that a house leasing company receives through rent financing shall not exceed 30% of the rental income of such company, and all the house leasing companies shall rectify such ratio by the end of 2022. Since the Opinion is relatively new, the interpretation and enforcement of the Opinion involve uncertainties.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994, and was further amended on August 27, 2009 and October 25, 2013. Under the Consumer Protection Law, any business operator providing a commodity or service to a consumer is subject to certain mandatory requirements, including the following:

(a)	to ensure that commodities and services up to certain safety requirements;
(b)	to protect the safety of consumers;
(c)	to disclose serious defects of a commodity or a service and to adopt preventive measures against occurrence of damage;
(d)	to provide consumers with accurate information and to refrain from conducting false advertising;
(e)	to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;
(f)	not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;
(g)	to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and
(h)	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators in China may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering apology and compensation for any loss thus incurred to the consumer. The following penalties may also be imposed by relevant governmental agencies upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

Regulations on Labor Protection

The principal laws that govern employment include: (i) the Labor Law of the PRC, or the Labor Law, promulgated by the SCNPC on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018; and (ii) the Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day.

According to the Labor Law, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law and its implementation rules regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it must compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. Without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 2% of the unpaid social insurance can be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance can be charged.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up housing provident funds, permission of labor union of the employer and approval of the local housing provident funds commission must first be obtained before the employer can suspend or reduce their payment of housing provident funds. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations Relating to Taxation

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or EIT Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The PRC EIT Law and its implementation rules, which was promulgated on December 6, 2007 and took effect on January 1, 2008 and partly amended on April 23, 2019 and became effective on the same date, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

Pursuant to Circular of the State Administration of Taxation on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises effective in December 2017 and partially revised on June 15, 2018. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the MOFCOM and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

PRC Value Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be zero, unless otherwise stipulated.

On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.

On May 24, 2013, the MOFCOM and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

On March 23, 2016, the MOFCOM and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016 and amended on July 11, 2017. Pursuant to the Circular 36, all the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

At the State Council executive meeting on March 28, 2018, China’s State Council has announced the VAT rate on manufacturing is to be cut by one percent to 16% which took effect on May 1, 2018. On April 4, 2018, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products. According to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, which is jointly issued by Ministry of Finance, SAT and the General Administration of Customs on March 20, 2019 and took effect on April 1, 2019. The tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%.

According to the Circular of the SAT on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation), effective on May 1, 2005, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent State Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008, and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on January 1, 2007, and other applicable PRC laws and regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws and regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. According to the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits effective on January 1,2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers who have self-assessed that they are eligible for the treaty benefits can claim such tax treaty benefits accordingly provided that they have collected and retained relevant supporting documents for inspection by the tax authorities in their post-filing administration process. Pursuant to the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018, and effective on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicant must submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status. Although EShallGo WFOE is currently wholly owned by EShallGo HK, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, as amended in 2017, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature that is evidenced by their actual function and risk exposure. The SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source or SAT Bulletin 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Bulletin 37 further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Bulletin 7. The SAT Bulletin 7 may be determined by the tax agencies to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Relating to Intellectual Property

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks, copyrights and domain names.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is ten years from the date of approval of trademark application, and may be renewed for another ten years upon request provided relevant application procedures have been completed within twelve months before the end of the validity period. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB 5 million.

As of the date of this Annual Report, we have 38 trademarks granted in China.

Copyright Law

The newly amended Copyright Law or the Copyright Law, consists of 67 articles in six chapters, and shall come into force on 1 June 2021. The Copyright Law provides that Chinese citizens, legal entities or unincorporated organizations, whether published or not, shall enjoy copyright in their works, which refer to ingenious intellectual achievements in the fields of literature, art and science that can be presented in a certain form. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture. The term of protection for copyrighted software of legal persons is fifty years and ends on December 31 of the 50th year from the date of first publishing of the software.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of the date of this Annual Report, we have 30 software copyrights registered in China.

Regulations on Domain names

The domain names are protected under the Administrative Measures on the Internet Domain Names of China promulgated by MIIT on November 5, 2004 and effective on December 20, 2004, and will be replaced by the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017, which will become effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

As of the date of this Annual Report, we have registered 1 domain name at wwwl.eshallgo.com.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015 and amended on December 30, 2019. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

In January 2017, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, or Circular 3, effective simultaneously. Circular 3 sets out various capital control measures to tighten authenticity and compliance verification of cross-border transactions and cross-border capital flow, which include, without limitation, requiring banks to verify resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax recordation form, and audited financial statements relating to the outward remittance before conducting the outward remittance of profits above US$50,000, and making up for losses in previous years with profits pursuant to the law before it is allowed to remit the profits overseas.

In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM and effective from March 1, 2003 and amended on July 26, 2022, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, SAFE Circular 75. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Our shareholders who, to our knowledge, are PRC residents have completed the required registrations with the local counterpart of SAFE in relation to our financing and restructuring to our shareholding structure.

Regulations on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

●	Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013, 2018 and 2023;
●	Foreign Investment Law of the PRC (2020), and
●	Implementing Regulations of the Foreign Investment Law of the People’s Republic of China (2020)

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our Class A Ordinary Shares on the NASDAQ given that (i) our PRC subsidiary was directly established by us as a wholly foreign-owned enterprise, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies.

These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiary, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. In addition, if CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our Class A Ordinary Shares.

4.C. Organizational structure

We commenced our commercial operations in 2015 through Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Shanghai. On June 16, 2021, to facilitate offshore financing, we incorporated Eshallgo Inc under the laws of the Cayman Islands as our offshore holding company. On June 30, 2021, we established Junzhang Monarch Limited, or Junzhang HK, our wholly-owned Hong Kong subsidiary, and on July 22, 2021, we established Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., or WOFE, which is a wholly-owned subsidiary of Junzhang HK.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet, value-added telecommunications services and other related business. Junzhang Shanghai later entered into a series of contractual arrangements with EShallGo Shanghai, which we refer to as the VIE (variable interest entity), and its shareholders. We depend on these contractual arrangements with the VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operation. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China.

Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability of our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC governments.

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs:

Contractual Arrangements with the VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership, neither we nor our subsidiaries own any direct equity interest in Junzhang Beijing or Junzhang Shanghai. Instead, for accounting purposes, we are the primary beneficiary and receive the economic benefits of Junzhang Beijing or Junzhang Shanghai’s business operation through a series of contractual arrangements. EShallGo WFOE, Junzhang Beijing, Junzhang Shanghai and the shareholders of Junzhang Shanghai or Junzhang Beijing or entered into a series of contractual arrangements, also known as VIE Agreements, on July 30, 2021 and December 3, 2021. We have evaluated the guidance in FASB ASC 810 and determined that Eshallgo WFOE is the primary beneficiary of the consolidated VIEs, for accounting purposes, because, pursuant to the VIE agreements, the VIEs shall pay service fees equal to all of its net income to Eshallgo WFOE, and Eshallgo WFOE has the power to direct the activities of the VIEs that can significantly impact the VIEs’ economic performance and is obligated to absorb all of losses of the VIEs. The VIE agreements are designed to render the operations of the VIEs to be solely for the benefit of Eshallgo WFOE, and, ultimately, Eshallgo, which has indirect ownership in 100% of the equity in Eshallgo WFOE. Accordingly, under U.S. GAAP, we treat the VIE and its subsidiaries as consolidated affiliated entities and have consolidated their financial results in our financial statements. If Junzhang Beijing or Junzhang Shanghai and their subsidiaries or the shareholders of Junzhang Beijing and Junzhang Shanghai fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements. Furthermore, if we are unable to maintain our rights as the primary beneficiary over the VIEs, we would not be able to continue to consolidate the financial results of the variable interest entity in our financial statements.

The following is a selection of the currently effective contractual arrangements by and among our wholly-owned subsidiary, EShallGo Shanghai, and the VIEs, Junzhang Beijing and Junzhang Shanghai. These contractual arrangements enable us to (i) exercise our rights as the primary beneficiary over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of it when and to the extent permitted by PRC law.

Shareholders’ Power of Attorney

The shareholders of Junzhang Beijing or Junzhang Shanghai signed shareholders' Power of Attorney with EShallGo WFOE, pursuant to which each shareholder of Junzhang Beijing or Junzhang Shanghai irrevocably authorized EShallGo WFOE or any person(s) designated by EShallGo WFOE to exercise such shareholder's rights in Junzhang Beijing or Junzhang Shanghai, including without limitation, the power to participate in and vote at shareholder's meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder's equity interest in Junzhang Beijing or Junzhang Shanghai, and other shareholders' voting rights permitted by the Articles of Association of Junzhang Beijing or Junzhang Shanghai. The shareholders' Power of Attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Junzhang Beijing or Junzhang Shanghai.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into among EShallGo WFOE, Junzhang Beijing/Junzhang Shanghai and the shareholders of Junzhang Beijing/Junzhang Shanghai, respectively, the shareholders of Junzhang Beijing/Junzhang Shanghai pledged all of their equity interests in Junzhang Beijing/Junzhang Shanghai to EShallGo WFOE to guarantee Junzhang Beijing or Junzhang Shanghai’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders’ power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by EShallGo WFOE in enforcing such obligations of Junzhang Beijing, Junzhang Shanghai, or their shareholders. In the event of default defined therein, upon written notice to the shareholders of Junzhang Beijing or Junzhang Shanghai, EShallGo WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Junzhang Beijing or Junzhang Shanghai and priority in receiving the proceeds from such disposition. The shareholders of Junzhang Beijing or Junzhang Shanghai agree that, without EShallGo WFOE’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness have been fully paid. The shareholders, Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into among EShallGo WFOE, Junzhang Beijing/Junzhang Shanghai and the shareholders of Junzhang Beijing/Junzhang Shanghai, respectively, the shareholders of Junzhang Beijing/Junzhang Shanghai pledged all of their equity interests in Junzhang Beijing/Junzhang Shanghai to EShallGo WFOE to guarantee Junzhang Beijing or Junzhang Shanghai’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders' power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by EShallGo WFOE in enforcing such obligations of Junzhang Beijing, Junzhang Shanghai, or their shareholders. In the event of default defined therein, upon written notice to the shareholders of Junzhang Beijing or Junzhang Shanghai, EShallGo WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Junzhang Beijing or Junzhang Shanghai and priority in receiving the proceeds from such disposition. The shareholders of Junzhang Beijing or Junzhang Shanghai agree that, without EShallGo WFOE's prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness have been fully paid. The shareholders, Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Spousal Consent Letters

The spouses of the shareholders of Junzhang Shanghai signed spousal consent letters, pursuant to which the spouse unconditionally and irrevocably agreed that the equity interest in Junzhang Shanghai held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the shareholders' power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Junzhang Shanghai held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Junzhang Shanghai held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Exclusive Business Cooperation Agreement

EShallGo WFOE and Junzhang Beijing, and EShallGo WFOE and Junzhang Shanghai entered into exclusive business cooperation agreements, pursuant to which EShallGo WFOE has the exclusive right to provide to Junzhang Beijing or Junzhang Shanghai technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. EShallGo WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Junzhang Beijing and Junzhang Shanghai agree to pay EShallGo WFOE service fees at an amount as determined by EShallGo WFOE. This agreement will remain effective upon execution, and unless terminated in accordance with the provisions of this agreement or terminated in writing by EShallGo WFOE. Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. On July 30, 2021 and December 3, 2021, WFOE executed a supplementary agreement to the Exclusive Business Cooperation Agreement with Junzhang Beijing and Junzhang Shanghai, respectively, which amended the “services fee” to be VIEs’ net income, which is pretax income after deducting relevant costs and reasonable expenses.

Exclusive Option Agreement

EShallGo WFOE, Junzhang Beijing and each of the shareholders of Junzhang Beijing, Junzhang Shanghai and each of the shareholders of Junzhang Shanghai have entered into exclusive option agreements, pursuant to which each of the shareholders of Junzhang Beijing and Junzhang Shanghai irrevocably granted EShallGo WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Junzhang Beijing and Junzhang Shanghai, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Junzhang Beijing and Junzhang Shanghai undertake that, without the prior written consent of EShallGo WFOE, they may not increase or decrease the registered capital or change its structure of registered capital in other manners, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interests in Junzhang Beijing or Junzhang Shanghai held by the shareholders of Junzhang Beijing and Junzhang Shanghai are transferred or assigned to EShallGo WFOE or its designated person(s). The shareholders of Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Although we took every precaution available to effectively enforce the contractual and corporate relationship above, these contractual arrangements may still be less effective than direct ownership and that the Company may incur substantial costs to enforce the terms of the arrangements. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise our rights as the primary beneficiary of over the VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. In addition, failure of the VIE shareholders to perform certain obligations could compel the Company to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective power as the primary beneficiary over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. For a detailed description of the certainties of the VIE arrangements, see “Risk Factors – Risks Related to Our Corporate Structure and Operation.”

4.D. Property, plants and equipment

We lease the properties below for our principal executive office and other operating offices:

Monthly
Address	Rent	Lessee	Lessor	Area	Expiration
1 12th Floor, Building 16, Jinling Capital, No. 1000 Jinhai Road, Pudong New Area, Shanghai, China 201209	RMB 25,888.5	Junzhang Digital Technology (Shanghai) Co., Ltd.	Shanghai Shuizhi Real Estate Co., Ltd.	417m2	March 15, 2024
2 1206A, Building 3, 1501 Jinsui Road, Pudong New Area, Shanghai 201258	RMB 8,769	Junzhang Digital Technology (Shanghai) Co., Ltd.	Shanghai Shuopu Mould Co., Ltd.	186 m2	May 10, 2025
3 12th Floor, Building 16, Jinling Capital, No. 1000 Jinhai Road, Pudong New Area, Shanghai, China 201209	RMB 17,259	Eshallgo Office Supplies (Shanghai)Co., Ltd.	Shanghai Shuizhi Real Estate Co., Ltd.	417 m2	March 15, 2024
4 1206B, Building 3, 1501 Jinsui Road, Pudong New Area, Shanghai 201258	RMB 8,769	Eshallgo Office Supplies (Shanghai)Co., Ltd.	Shanghai Shuopu Mould Co., Ltd.	186 m2	May 10, 2025

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended March 31, 2024, 2024 and 2023 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. These Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Strength Our Competitive Advantages

Through EShallGo’s overall market layout method, service-oriented approach as well as the gradual and in-depth advancement of independent research and development tools, we will change the traditional sales-oriented model in the industry to more comprehensively and accurately tend customer needs, improve service quality, achieve time efficiency, and enhance customer satisfaction. Our strategy is to shift majority portion of our revenue from sales of equipment to maintenance service, which has a higher gross profit margin. Our ability to successfully implement this strategy greatly affects our profitability.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers, and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (mostly including purchased equipment, equipment parts and supplies) have a direct impact on our profitability. Our success is dependent, in part, on our ability to reduce our exposure to increase in those costs through a variety of ways, while maintaining and improving margins and market share. Manufacturing is also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. In addition, our staffing costs (including payroll and employee benefit expense) and administrative expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability.

COVID-19

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak has been causing lockdowns, travel restrictions, and closures of businesses across the globe, and our business has been adversely affected by the COVID-19 pandemic.

Due to a resurgence of the COVID-19 pandemic in March 2022 (“2022 Resurgence”) in China, the Chinese government employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures to reduce the spread of COVID-19. Our largest operating companies are located in Shanghai, which temporarily suspended all their business from April 1 2022 to the middle of June 2022 due to the city lockdowns. In addition, our other operating companies in various cities such as Qinghai, Xi’an, Shenzhen and Shijiazhuang etc., also had to temporarily suspend their business operation due to the local outbreak. During the temporary business closure period, our employees had to work from home and had very limited access to our offices and warehouses. Due to the business suspension, our revenue from sales of equipment was significantly affected as the COVID-19 outbreak and spread caused significant disruptions in shipping and logistics. At the same time, the Company’s revenue from maintenance and repair service decreased because less new orders for the full coverage and repair services, as well as other services, such as Enterprise Resource Planning and live streaming service were received by the Company, since the business operation of the Company’s customers was adversely affected by the 2022 Resurgence. Meanwhile, the Company’s revenue from leasing of equipment was also affected by the COVID-19 outbreak because less new leasing agreements entered as well as some of the Company’s customers requested for lease concessions as those leased equipment was unused during the temporary closure period. In early December 2022, China announced a nationwide loosening of its zero-covid policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. As a result, there were significant surges of COVID-19 cases in many cities in China during this time, which caused, from December 2022 to January 2023, delays in delivery of products or provision of services to our customers as a number of our employees were infected by COVID-19 and on sick leave. Consequently, our total revenues decreased by $5,450,019, or 22.8%, to $18,425,312 for the year ended March 31, 2023 from $23,875,331 for the year ended March 31, 2022. See “—Results of Operations.”

Burdened by protracted property crisis, weak consumer and business confidence, mounting local government debts, and slower global growth, the post pandemic economy in China has been recovered at a slower pace than expected. Due to the declining demand from our customers, our revenue from sales of equipment decreased during the year ended March 31, 2024 as compared to the same period last year. However, the decrease was partially offset by the increased revenue from lease of equipment, due to our effort in expanding of our leasing business. Overall, our total revenue (excluding the impact of foreign currency translation) decreased slightly by 3.9% during the year ended March 31, 2024 as compared to the same period last year. However, due to the depreciation of Renminbi against U.S. dollars by 4.2%, our total revenues decreased by $1,461,355, or 7.9%, to $16,963,957 for the year ended March 31, 2024 from $18,425,312 for the year ended March 31, 2023. See “—Results of Operations.”

Although the spread of the COVID-19 appeared to be under control currently, our PRC operating entities have been gradually recovered from the 2022 COVID-19 outbreak. However, the impact of COVID-19 pandemic still depends on the future developments that cannot be accurately predicted at this time, we may experience customer losses, including due to bankruptcy or customers cutting budget or ceasing operations, which may also result in delays in collections or an inability to collect accounts receivable from these customers. Although COVID-19 impact on our overall business operations appeared to be temporary, the extent to which COVID-19 may continue to impact our financial condition, results of operations, or liquidity continues to remain uncertain.

A Severe or Prolonged Slowdown in the Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

A.	Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2024 and 2023

The following table summarizes our operating results as reflected in our consolidated statements of income and comprehensive income (loss) during the years ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years ended March 31,
	2024		2023		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
REVENUE	$16,963,957	100.0%	$18,425,312	100.0%	$(1,461,355)	(7.9)%
COST OF REVENUE	12,392,482	73.1%	13,726,491	74.5%	(1,334,009)	(9.7)%
GROSS PROFIT	4,571,475	26.9%	4,698,821	25.5%	(127,346)	(2.7)%

Operating expenses
Selling expenses	925,395	5.5%	1,014,513	5.5%	(89,118)	(8.8)%
General and administrative expenses	2,512,566	14.8%	2,116,248	11.5%	396,318	18.7%
Research and development expenses	223,136	1.3%	250,344	1.4%	(27,208)	(10.9)%
Total operating expenses	3,661,097	21.6%	3,381,105	18.4%	279,992	8.3%

Income from operations	910,378	5.4%	1,317,716	7.2%	(407,338)	(30.9)%

Other income	59,755	0.4%	60,039	0.3%	(284)	(0.5)%

Income before income tax provision	970,133	5.7%	1,377,755	7.5%	(407,622)	(29.6)%

Provision for income taxes	124,802	0.7%	107,829	0.6%	16,973	15.7%

Net income	845,331	5.0%	1,269,926	6.9%	(424,595)	(33.4)%

Less: net income attributable to non-controlling interest	836,679	4.9%	792,237	4.3%	44,442	5.6%

NET INCOME ATTRIBUTABLE TO ESHALLGO INC	$8,652	0.1%	$477,689	2.6%	$(469,037)	(98.2)%

	For the Years ended March 31,
	2024		2023		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Revenue
Sale of equipment	$13,627,509	80.3%	$15,117,845	82.0%	$(1,490,336)	(9.9)%
Maintenance service	2,090,109	12.3%	2,184,692	11.9%	(94,583)	(4.3)%
Lease of equipment	1,234,320	7.3%	1,109,840	6.0%	124,480	11.2%
Finance income from sales type leases	12,019	0.1%	12,935	0.1%	(916)	(7.1)%
Total revenue	16,963,957	100.0%	18,425,312	100.0%	(1,461,355)	(7.9)%

Cost of Revenue
Cost of sale of equipment	11,717,366	86.0%	13,040,429	86.3%	(1,323,063)	(10.1)%
Costs of maintenance service	146,768	7.0%	170,726	7.8%	(23,958)	(14.0)%
Costs of lease of equipment	528,348	42.8%	515,336	46.4%	13,012	2.5%
Cost of finance income	—	—	—	—	—	—
Total cost of revenue	12,392,482	73.1%	13,726,491	74.5%	(1,334,009)	(9.7)%

Gross Profit
Sale of equipment	1,910,143	14.0%	2,077,416	13.7%	(167,273)	(8.1)%
Maintenance service	1,943,341	93.0%	2,013,966	92.2%	(70,625)	(3.5)%
Lease of equipment	705,972	57.2%	594,504	53.6%	111,468	18.7%
Finance income	12,019	100.0%	12,935	100.0%	(916)	(7.1)%
Total gross profit	$4,571,475	26.9%	$4,698,821	25.5%	$(127,346)	(2.7)%

Revenue

Our total revenues decreased by $1,461,355, or 7.9%, to $16,963,957 for the year ended March 31, 2024 from $18,425,312 for the year ended March 31, 2023. The decrease in our revenues was primarily attributable to the following reasons:

●	The revenues from sale of equipment decreased by $1,490,336, or 9.9%, to $13,627,509 for the year ended March 31, 2024 from $15,117,845 for the year ended March 31, 2023. The decrease was primarily attributable to the following reasons: (i) sales of office equipment decreased by $842,696, or 8.0%, to $9,681,984 for the year ended March 31, 2024 from $10,524,680 for the year ended March 31, 2023. Our revenue from sales of office equipment (excluding the impact of foreign currency translation) decreased slightly by 4.0% for the year ended March 31, 2024 as compared to the same period last year. Due to the slow recovery of economic in China after the pandemic, many of our customers, such as private companies as well as government-affiliated institutions, have implement various measures to achieve cost reduction and improve economic efficiency. We saw a slight declining demand for our office equipment which causing a decreased revenue during the year ended March 31, 2024 as compared to the same period last year. In addition, the decrease was also due to the depreciation of Renminbi against U.S. dollars. The average translation rate for the year ended March 31, 2024 and 2023 was at $0.1398 to RMB 1 and $0.1459 to RMB 1, respectively, a decrease of 4.2%; and (ii) sales of consumable materials, parts and others decreased by $647,640, or 14.1%, to $3,945,525 for the year ended March 31, 2024 from $4,593,165 for the year ended March 31, 2023. The decrease was mainly due to less sales of supporting consumable materials and parts to our customers caused by decrease in sales of equipment for the year ended March 31, 2024.
●	Our revenue from maintenance service decreased by $94,583, or 4.3%, to $2,090,109 for the year ended March 31, 2024 from $2,184,692 for the year ended March 31, 2023. We provided mainly two types of services: (i) Full coverage, which mainly includes technical support and routine maintenance and repair service; and (ii) Other service, which mainly includes ad hoc maintenance and repair service, and provision of other software and system services. The decrease was primarily attributable to the following reasons: (i) the revenue from full coverage and repair service decreased by $32,645, or 9.3%, to $317,641 for the year ended March 31, 2024 from $350,286 for the year ended March 31, 2023. The decrease was in line with the decreased sales of office equipment, which caused less demand for our full coverage and repair service; and (ii) the revenue from other service remained relatively stable with a slight decrease by $61,938, or 3.4%, to $1,772,468 for the year ended March 31, 2024 from $1,834,406 for the year ended March 31, 2023.

●	Our revenue from leasing of equipment increased by $124,480, or 11.2%, to $1,234,320 for the year ended March 31, 2024 from $1,109,840 for the year ended March 31, 2023. The increase was mainly due to our commitment to develop our company into a nationalwide muti-brand leasing company, and our continuous efforts in expanding our leaseing business. The increase was also due to slow recovery of economic in China after the pandemic as mentioned above, many customer prefer to lease equipment instead of purchasing them which also led to an increase in our revenue from leasing of equipment for the year ended March 31, 2024 as compared to the same period last year.
●	Finance income is generated from sales type leases. The finance income remained relative stable with a slight decrease of $916, or 7.1%, to $12,019 in the year ended March 31, 2024 from $12,935 in the year ended March 31, 2023.

Cost of Revenue

Cost of equipment sold primarily included the costs to purchase the office equipment, inducing the freight expenses and ordering expenses. Leasing costs of office equipment primarily included the deprecation expense of equipment leased, and the handling and shipping costs. Cost of maintenance and repair services primarily include the labor, costs of equipment parts and supplies, the transportation expenses, and the costs paid to the contractors in the cases that we outsourced the services.

Our total costs of revenues decreased by $1,334,009, or 9.7%, to $12,392,482 for the year ended March 31, 2024 from $13,726,491 for the year ended March 31, 2023. The decrease in our costs was primarily attributable to the following reasons:

●	Our cost of revenues from sale of equipment decreased by $1,323,063, or 10.1%, to $11,717,366 for the year ended March 31, 2024 from $13,040,429 for the year ended March 31, 2023. The decrease was primarily attributable to the following reasons: (i) the cost of sale of office equipment decreased by $699,964, or 7.6%, to $8,522,511 for the year ended March 31, 2024 from $9,222,475 for the year ended March 31, 2023; and (ii) the cost of revenues from sale of consumable materials, parts and others decreased by $623,099, or 16.3%, to $3,194,855 for the year ended March 31, 2024 from $3,817,954 for the year ended March 31, 2023. The decrease in cost of revenue from sales of equipment was in line with the decrease in revenue from sales of equipment.
●	Our cost of revenues from maintenance service decreased by $23,958, or 14.0%, to $146,768 for the year ended March 31, 2024 from $170,726 for the year ended March 31, 2023, primarily due to the following reasons: (i) the cost of revenues from full coverage and repair service decreased by $13,770, or 34.7%, to $25,919 for the year ended March 31, 2024 from $39,689 for the year ended March 31, 2023; and (ii) the cost of revenues from other service decreased by $10,188, or 7.8%, to $120,849 for the year ended March 31, 2024 from $131,037 for the year ended March 31, 2023. The decrease in cost of revenue from maintenance service was in line with the decrease in revenue from maintenance service.
●	Our cost of revenues from lease of equipment increased by $13,012, or 2.5%, to $528,348 for the year ended March 31, 2024 from $515,336 for the year ended March 31, 2023. The increase in cost of revenue from lease of equipment was largely in line with the increase in revenue from lease of equipment.

Gross Profit

Our total gross profit decreased by $127,346, or 2.7%, to $4,571,475 for the year ended March 31, 2024 from $4,698,821 for the year ended March 31, 2023. Our overall gross profit margin remained relatively stable with a slight increase by 1.4% to 26.9% for the year ended March 31, 2024 from 25.5% for the year ended March 31, 2023.

The decrease in our gross profit and increase in gross margin was primarily attributable to the following reasons:

●	The gross profit from sales of equipment decreased by $167,273, or 8.1%, to $1,910,143 for the year ended March 31, 2024 from $2,077,416 for the year ended March 31, 2023. The decrease in gross profit consists: (i) the gross profit for sales of office equipment decreased by $142,732, or 11.0%, to $1,159,473 for the year ended March 31, 2024 from $1,302,205 for the year ended March 31, 2023; and (ii) the gross profit for sales of consumable material, parts and others decreased by $24,541, or 3.2%, to $750,670 for the year ended March 31, 2024 from $775,211 for the year ended March 31, 2023. The decrease in gross profit was primarily due to the decrease in revenue from sales of equipment. The gross margin of sales of equipment remained relatively stable with a slight increase of 0.3 percentage points, from 13.7% for the year ended March 31, 2023 to 14.0% for the year ended March 31, 2024.

●	The gross profit of maintenance service decreased by $70,625, or 3.5%, to $1,943,341 for the year ended March 31, 2024 from $2,013,966 for the year ended March 31, 2023. The decrease in gross profit consists: (i) the gross profit from full coverage and repair services decreased by $18,875, or 6.1%, to $291,722 in the year ended March 31, 2024 from $310,597 in the year ended March 31, 2023; and (ii) the gross profit from other services decreased by $51,750, or 3.0%, to $1,651,619 in the year ended March 31, 2024 from $1,703,369 in the year ended March 31, 2023. The decrease in gross profit was primarily due to the decrease in revenue from maintenance service. The gross margin of maintenance service remained relatively stable with a slight increase of 0.8 percentage points, from 92.2% for the year ended March 31, 2023 to 93.0% for the year ended March 31, 2024.
●	The gross profit from lease of equipment increased by $111,468, or 18.7%, to $705,972 in the year ended March 31, 2024 from $594,504 in the year ended March 31, 2023 which was due the increased revenue from lease of equipment. The gross margin of lease of equipment increased by 3.6 percentage points, from 53.6% for the year ended March 31, 2023 to 57.2% for the year ended March 31, 2024. Whille ensuring our quality of leasing services, we have tried to improve our profit margin by selecting more cost-effective consumables in our leasing package. Hence, our gross margin of lease of equipment increased during the year ended March 31, 2024 as compared to the same period last year.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2024 and 2023:

	For the Years ended March 31,
	2024		2023		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Total Revenue	$16,963,957	100.0%	$18,425,312	100.0%	$(1,461,355)	(7.9)%
Operating Expenses
Selling expenses	925,395	5.5%	1,014,513	5.5%	(89,118)	(8.8)%
General and administrative expenses	2,512,566	14.8%	2,116,248	11.5%	396,318	18.7%
Research and development expenses	223,136	1.3%	250,344	1.4%	(27,208)	(10.9)%
Total operating expenses	$3,661,097	21.6%	$3,381,105	18.4%	$279,992	8.3%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising, office, utility, and other expenses, and expenses incurred for our business travel and meals.

	For the Years ended March 31,
	2024		2023		Variance
	Amount	% of	Amount	% of	Amount	% of
Selling Expenses
Salary, employee insurance and welfare expenses	$652,760	70.6%	$800,601	78.9%	$(147,841)	(18.5)%
Promotion and advertising expenses	111,223	12.0%	33,740	3.3%	77,483	229.6%
Office, utility and other expenses	161,412	17.4%	180,172	17.8%	(18,760)	(10.4)%
Total selling expenses	$925,395	100.0%	$1,014,513	100.0%	$(89,118)	(8.8)%

Our selling expenses decreased by $89,118, or 8.8%, to $925,395 for the year ended March 31, 2024 from $1,014,513 for the year ended March 31, 2023, primarily attributable to (i) a decrease in salary, employee insurance and welfare expenses by $147,841, or 18.5%, to $652,760 for the year ended March 31, 2024 from $800,601 for the year ended March 31, 2023. Some of our VIEs underwent transformation of their business operation, hence the decrease was mainly resulted from streamlining of headcount to improve our operating efficiency during year ended March 31, 2024; (ii) an increase in promotion and advertising expenses by $77,483, or 229.6%, to $111,223 for the year ended March 31, 2024 from $33,740 for the year ended March 31, 2023. We have invested heavily in promoting our brand and increasing our market influence during the year ended March 31, 2024. The increase in promotion and advertising expenses includes implementation of promotion activities, productions and printing of promotional materials, etc. and (ii) a decrease in office, utility and other expenses by $18,760, 10.4% for the year ended March 31, 2024, as compared to the same period last year. As a percentage of revenues, our selling expenses accounted for 5.5% and 5.5% of our total revenue for the years ended March 31, 2024 and 2023, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, consultant and professional service fees incurred for company reorganization and going public, depreciation and amortization expenses, rental expenses, office and utility expenses, bad debt expenses, and business travel and meals expenses.

	For the Years ended March 31,
	2024		2023		Variance
	Amount	% of	Amount	% of	Amount	% of
General and Administrative Expenses
Consulting and professional service fees	$848,343	33.8%	$556,703	26.3%	$291,640	52.4%
Depreciation and amortization	178,589	7.1%	112,154	5.3%	66,435	59.2%
Office, utility and other expenses	206,463	8.2%	145,194	6.9%	61,269	42.2%
Salary, employee insurance and welfare expenses	1,180,283	47.0%	1,159,146	54.8%	21,137	1.8%
Rent expense	274,707	10.9%	260,561	12.3%	14,146	5.4%
Net recovery of credit losses/doubtful accounts	(175,819)	(7.0)%	(117,510)	(5.6)%	(58,309)	(49.6)%
Total general and administrative expenses	$2,512,566	100.0%	$2,116,248	100.0%	$396,318	18.7%

Our general and administrative expenses decreased by $396,318, or 18.7%, to $2,512,566 for the year ended March 31, 2024 from $2,116,248 for the year ended March 31, 2023, primarily attributable to (i) an increase in our consultant and professional fees by $291,640, or 52.4% for the year ended March 31, 2024 as compared to the same period last year, primarily due to our effort made towards preparation of our initial public offering in the year ended March 31, 2024; (ii) an increase in depreciation and amortization by $66,435, or 59.2% for the year ended March 31, 2024 as compared to the same period last year, primarily due to the increased amortization of leasehold improvement as the Company renovated its offices in order to present a higher-class brand and image for the Company; (iii) an increase in office, utility and other expenses by $61,269, or 42.2% for the year ended March 31, 2024 as compared to the same period last year, primarily due to the recovery of our business operation from the 2022 Resurgence; (iv) an increase in our salary and welfare expenses paid to our employees by $21,137, or 1.8% for the year ended March 31, 2024 as compared to the same period last year, primarily due to the recovery of our business operation from the 2022 Resurgence. However, the increase was offset by the depreciation of Renminbi against U.S. dollars by 4.2% as mentioned above; (v) an increase in our rent expense by $14,146, or 5.4% for the year ended March 31, 2024 as compared to the same period last year. We received lease concession from our landlards during the year ended March 31, 2023 due to the pandemic, rent expense increased since no such concession was received in the year ended March 31, 2024; and (vi) an increase in net recovery of credit losses and doubtful accounts by $58,309, or 49.6%. On April 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,”. We extended credits to some of our customers as their business was affected by the 2022 Resurgence, however, due to the recovery of general economy in China, our credit term was back to normal. Meanwhile we have put efforts in collection of long overdue receivables from our customers, hence, causing a greater net recovery of credit losses and doubtful accounts in the year ended March 31, 2024. As a percentage of revenues, general and administrative expenses were 14.8% and 11.5% of our revenue for the years ended March 31, 2024 and 2023, respectively.

Research and development expenses

Our research and development expenses primarily consist of employee salaries, welfare and insurance expenses, technical service fees, depreciation expenses, conference expenses, and business travel and meals expenses.

	For the Years ended March 31,
	2024		2023		Variance
	Amount	% of	Amount	% of	Amount	% of
Research and Development Expenses
Salary, employee insurance and welfare expenses	$221,984	99.5%	$249,006	99.5%	$(27,022)	(10.9)%
Others	1,152	0.5%	1,338	0.5%	(186)	(13.9)%
Total research and development expenses	$223,136	100.0%	$250,344	100.0%	$(27,208)	(10.9)%

Our research and development expenses decreased by $27,208, or 10.9%, to $223,136 for the year ended March 31, 2024 from $250,344 for the year ended March 31, 2023, primarily attributable to a decrease in salary and welfare expenses by $27,022, or 10.9% to $221,984 for the year ended March 31, 2024 from $249,006 in the year ended March 31, 2023. The decrease was mainly due to the decreased average salary paid to R&D staff during the year ended March 31, 2024. As a percentage of revenues, research and development expenses were 1.3% and 1.4% of our revenue for the years ended March 31, 2024 and 2023, respectively.

Other income

Our other income primarily includes interest income from our bank balances and short-term investments, government subsidies and others. Our other income remained relatively stable with slight decreased of $284, or 0.5%, to $59,755 for the year ended March 31, 2024 from $60,039 for the year ended March 31, 2023.

Provision for Income Taxes

Our provision for income taxes was $124,802 for the year ended March 31, 2024, an increase of $16,973, or 15.7% from provision for income taxes of $107,829 for the year ended March 31, 2023, primarily due to our increased taxable income generated by our VIEs for the year ended March 31, 2024 as compared to the same period of last year. Effective tax rate for the year ended March 31, 2024 was 12.9%, increased by 5.1% when compared to 7.8% in the year ended March 31, 2023, the increase was mainly due to the increased effective rate for small-scale minimal profit enterprise in the year ended March 31, 2024.

Net Income

As a result of the foregoing, we reported a net income of $845,331 for the year ended March 31, 2024, representing a $424,595, or 33.4% decrease from a net income of $1,269,926 for the year ended March 31, 2023.

Net Income Attributable to Non-controlling Interest

One of our main operating entities, Junzhang Shanghai owns 55% shares of nineteen subsidiaries, which located in many major cities in the PRC. Accordingly, we recorded non-controlling interest income attributed to non-controlling shareholders of these subsidiaries. The net income attributed to non-controlling interest increased by $44,442, or 5.6% from $792,237 for the year ended March 31, 2023 to $836,679 for the year ended March 31, 2024.

Net Income Attributable to Eshallgo Inc

As a result of the foregoing, we reported a net income attributable to Eshallgo of $8,652 for the year ended March 31, 2024, representing a $469,037, or 98.2% decrease from a net income of $477,689 for the year ended March 31, 2023.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2023 and 2022

The following table summarizes our operating results as reflected in our statements of income during the fiscal years ended March 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years ended March 31,
	2023		2022		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
REVENUE	$18,425,312	100.0%	$23,875,331	100.0%	$(5,450,019)	(22.8)%
COST OF REVENUE	13,726,491	74.5%	16,253,591	68.1%	(2,527,100)	(15.5)%
GROSS PROFIT	4,698,821	25.5%	7,621,740	31.9%	(2,922,919)	(38.3)%

Operating expenses
Selling expenses	1,014,513	5.5%	1,188,585	5.0%	(174,072)	(14.6)%
General and administrative expenses	2,116,248	11.5%	3,176,599	13.3%	(1,060,351)	(33.4)%
Research and development expenses	250,344	1.4%	302,479	1.3%	(52,135)	(17.2)%
Total operating expenses	3,381,105	18.4%	4,667,663	19.6%	(1,286,558)	(27.6)%

Income from operations	1,317,716	7.2%	2,954,077	12.4%	(1,636,361)	(55.4)%

Other income	60,039	0.3%	107,074	0.4%	(47,035)	(43.9)%

Income before income tax provision	1,377,755	7.5%	3,061,151	12.8%	(1,683,396)	(55.0)%

Provision for income taxes	107,829	0.6%	163,587	0.7%	(55,758)	(34.1)%

Net income	1,269,926	6.9%	2,897,564	12.1%	(1,627,638)	(56.2)%

Less: net income attributable to non-controlling interest	792,237	4.3%	1,069,204	4.5%	(276,967)	(25.9)%

NET INCOME ATTRIBUTABLE TO ESHALLGO INC	$477,689	2.6%	$1,828,360	7.7%	$(1,350,671)	(73.9)%

	For the Years ended March 31,
	2023		2022		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Revenue
Sale of equipment	$15,117,845	82.0%	$18,292,294	76.6%	$(3,174,449)	(17.4)%
Maintenance service	2,184,692	11.9%	4,083,042	17.1%	(1,898,350)	(46.5)%
Lease of equipment	1,109,840	6.0%	1,486,633	6.2%	(376,793)	(25.3)%
Finance income from sales type leases	12,935	0.1%	13,362	0.1%	(427)	(3.2)%
Total revenue	18,425,312	100.0%	23,875,331	100.0%	(5,450,019)	(22.8)%

Cost of Revenue
Cost of sale of equipment	13,040,429	86.3%	15,369,322	84.0%	(2,328,893)	(15.2)%
Costs of maintenance service	170,726	7.8%	234,144	5.7%	(63,418)	(27.1)%
Costs of lease of equipment	515,336	46.4%	650,125	43.7%	(134,789)	(20.7)%
Cost of finance income	—	—	—	—	—	—
Total cost of revenue	13,726,491	74.5%	16,253,591	68.1%	(2,527,100)	(15.5)%

Gross Profit
Sale of equipment	2,077,416	13.7%	2,922,972	16.0%	(845,556)	(28.9)%
Maintenance service	2,013,966	92.2%	3,848,898	94.3%	(1,834,932)	(47.7)%
Lease of equipment	594,504	53.6%	836,508	56.3%	(242,004)	(28.9)%
Finance income	12,935	100.0%	13,362	100.0%	(427)	(3.2)%
Total gross profit	$4,698,821	25.5%	$7,621,740	31.9%	$(2,922,919)	(38.3)%

Revenue

Our total revenues decreased by $5,450,019, or 22.8%, to $18,425,312 for the year ended March 31, 2023 from $23,875,331 for the year ended March 31, 2022. The decrease in our revenues was primarily attributable to the following reasons:

●	The revenues from sale of equipment decreased by $3,174,449, or 17.4%, to $15,117,845 for the year ended March 31, 2023 from $18,292,294 for the year ended March 31, 2022. The decrease was primarily attributable to the following reasons: (i) sales of office equipment decreased by $2,290,200 or 17.9%, to $10,524,680 for the year ended March 31, 2023 from $12,814,880 for the year ended March 31, 2022. The decrease was mainly due to the 2022 Resurgence in China as mentioned above. Our largest operating companies are located in Shanghai, which temporarily suspended all their business from April 1 2022 to the middle of June 2022 due to the city lockdowns. In addition, our other operating companies in various cities such as Qinghai, Xi’an, Shenzhen and Shijiazhuang etc., also had to temporarily suspend their business operation due to the local outbreak, therefore, sales of office equipment decreased for the year ended March 31, 2023; and (ii) sales of consumable materials, parts and others decreased by $884,249, or 16.1%, to $4,593,165 for the year ended March 31, 2023 from $5,477,414 for the year ended March 31, 2022. The decrease was mainly due to less sales of supporting consumable materials and parts to our customers caused by decrease in sales of equipment for the year ended March 31, 2023.

●	Our revenue from maintenance service decreased by $1,898,350, or 46.5%, to $2,184,692 for the year ended March 31, 2023 from $4,083,042 for the year ended March 31, 2022. We provided mainly two types of services: (i) Full coverage, which mainly includes technical support and routine maintenance and repair service; and (ii) Other service, which mainly includes ad hoc maintenance and repair service, and provision of other software and system services such as providing Enterprise Resource Planning (“ERP”) and live streaming service. The decrease was primarily attributable to the following reasons: (i) the revenue from full coverage and repair service decreased by $157,402, or 31.0%, to $350,286 for the year ended March 31, 2023 from $507,688 for the year ended March 31, 2022. The decrease was in line with the decreased sales and leases of equipment, which caused less new orders received for our full coverage and repair service as the business operation of our customers was adversely affected by the 2022 Resurgence in China as mentioned above; and (ii) the revenue from other service decreased by $1,740,948, or 48.7%, to $1,834,406 for the year ended March 31, 2023 from $3,575,354 for the year ended March 31, 2022. During the year ended March 31, 2022, we promoted our ERP service to our customers, and we have successfully signed ERP service contracts with three customers. Meanwhile, we also generated services revenue from providing live streaming service through the video conference system during the year ended March 31, 2022. Due to the impact of 2022 Resurgence as mentioned above, less above-mentioned services revenue was generated during the year ended March 31, 2023.
●	Our revenue from leasing of equipment decreased by $376,793, or 25.3%, to $1,109,840 for the year ended March 31, 2023 from $1,486,633 for the year ended March 31, 2022. The decrease was mainly due to the demand of leasing of equipment was affected as the business operation of many companies was adversely interrupted by the 2022 Resurgence. Meanwhile, many our customers requested for certain lease concessions as those leased equipment was left unused during the temporary closure period, which led to our revenue from leasing of equipment decreased in the year ended March 31, 2023 as compared to the same period last year.
●	Finance income is generated from sales type leases. The finance income decreased by $427, or 3.2% from $13,362 in the year ended March 31, 2022 to $12,935 in the year ended March 31, 2023.

Cost of Revenue

Cost of equipment sold primarily included the costs to purchase the office equipment, inducing the freight expenses and ordering expenses. Leasing costs of office equipment primarily included the deprecation expense of equipment leased, and the handling and shipping costs. Cost of maintenance and repair services primarily include the labor, costs of equipment parts and supplies, the transportation expenses, and the costs paid to the contractors in the cases that we outsourced the services.

Our total costs of revenues decreased by $2,527,100, or 15.5%, to $13,726,491 for the year ended March 31, 2023 from $16,253,591 for the year ended March 31, 2022. The decrease in our costs was primarily attributable to the following reasons:

●	Our cost of revenues from sale of equipment decreased by $2,328,893, or 15.2%, to $13,040,429 for the year ended March 31, 2023 from $15,369,322 for the year ended March 31, 2022. The decrease was primarily attributable to the following reasons: (i) the cost of sale of office equipment decreased by $1,892,303, or 17.0%, to $9,222,475 for the year ended March 31, 2023 from $11,114,778 for the year ended March 31, 2022. The decrease in cost of revenue from sales of office equipment was in line with the decrease in revenue from sales of office equipment; and (ii) the cost of revenues from sale of consumable materials, parts and others decreased by $436,590, or 10.3%, to $3,817,954 for the year ended March 31, 2023 from $4,254,544 for the year ended March 31, 2022, due to the decrease in sales of consumable materials and parts for the year ended March 31, 2023.
●	Our cost of revenues from maintenance service decreased by $63,418, or 27.1%, to $170,726 for the year ended March 31, 2023 from $234,144 for the year ended March 31, 2022, primarily due to the following reasons: (i) the cost of revenues from full coverage and repair service decreased by $4,979, or 11.1%, to $39,689 for the year ended March 31, 2023 from $44,668 for the year ended March 31, 2022; and (ii) the cost of revenues from other service decreased by $58,439, or 30.8%, to $131,037 for the year ended March 31, 2023 from $189,476 for the year ended March 31, 2022.
●	Our cost of revenues from lease of equipment decreased by $134,789, or 20.7%, to $515,336 for the year ended March 31, 2023 from $650,125 for the year ended March 31, 2022. The decrease in cost of revenue was largely in line with the decrease in revenue from lease of equipment.

Gross Profit

Our total gross profit decreased by $2,922,919, or 38.3%, to $4,698,821 for the year ended March 31, 2023 from $7,621,740 for the year ended March 31, 2022. Our overall gross profit margin decreased by 6.4% to 25.5% for the year ended March 31, 2023 from 31.9% for the year ended March 31, 2022.

The decrease in our gross profit and gross margin was primarily attributable to the following reasons:

●	The gross profit from sales of equipment decreased by $845,556, or 28.9%, to $2,077,416 for the year ended March 31, 2023 from $2,922,972 for the year ended March 31, 2022. The decrease in gross profit consists: (i) the gross profit for sales of office equipment decreased by $397,897, or 23.4%, to $1,302,205 for the year ended March 31, 2023 from $1,700,102 for the year ended March 31, 2022; and (ii) the gross profit for sales of consumable material, parts and others decreased by $447,659, or 36.6%, to $775,211 for the year ended March 31, 2023 from $1,222,870 for the year ended March 31, 2022. The decrease in gross profit was primarily due to the decrease in revenue from sales of equipment. The gross margin of sales of equipment remained relatively stable with a slight decrease of 2.3 percentage points, from 16.0% for the year ended March 31, 2022 to 13.7% for the year ended March 31, 2023. The decrease was mainly attributable to a higher proportionate of sales were contributed by the sales of lower margin consumable materials, parts and others.
●	The gross profit of maintenance service decreased by $1,834,932, or 47.7%, to $2,013,966 for the year ended March 31, 2023 from $3,848,898 for the year ended March 31, 2022. The decrease in gross profit consists: (i) the gross profit from full coverage and repair services decreased by $152,423, or 32.9%, to $310,597 in the year ended March 31, 2023 from $463,020 in the year ended March 31, 2022; and (ii) the gross profit from other services decreased by $1,682,509, or 49.7%, to $1,703,369 in the year ended March 31, 2023 from $3,385,878 in the year ended March 31, 2022. The decrease in gross profit was primarily due to the decrease in revenue from maintenance service. The gross margin of maintenance service remained relatively stable with a slight decrease of 2.1 percentage points, from 94.3% for the year ended March 31, 2022 to 92.2% for the year ended March 31, 2023.
●	The gross profit from lease of equipment decreased by $242,004, or 28.9%, to $594,504 in the year ended March 31, 2023 from $836,508 in the year ended March 31, 2022 which was due the decreased revenue, and the gross margin of lease of equipment remained relatively stable with a slight decrease of 2.7 percentage points, from 56.3% for the year ended March 31, 2022 to 53.6% for the year ended March 31, 2023, primarily due to lease concessions we gave to our customer as mentioned above.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2023 and 2022:

	For the Years ended March 31,
	2023		2022		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Total Revenue	$18,425,312	100.0%	$23,875,331	100.0%	$(5,450,019)	(22.8)%
Operating Expenses
Selling expenses	1,014,513	5.5%	1,188,585	5.0%	(174,072)	(14.6)%
General and administrative expenses	2,116,248	11.5%	3,176,599	13.3%	(1,060,351)	(33.4)%
Research and development expenses	250,344	1.4%	302,479	1.3%	(52,135)	(17.2)%
Total operating expenses	$3,381,105	18.4%	$4,667,663	19.6%	$(1,286,558)	(27.6)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising, office, utility, and other expenses, and expenses incurred for our business travel and meals.

	For the Years ended March 31,
	2023		2022		Variance
	Amount	% of	Amount	% of	Amount	% of
Selling Expenses
Salary, employee insurance and welfare expenses	$800,601	78.9%	$916,254	77.1%	$(115,653)	(12.6)%
Advertising expense	33,740	3.3%	74,724	6.3%	(40,984)	(54.8)%
Office, utility and other expenses	180,172	17.8%	197,607	16.6%	(17,435)	(8.8)%
Total selling expenses	$1,014,513	100.0%	$1,188,585	100.0%	$(174,072)	(14.6)%

Our selling expenses decreased by $174,072, or 14.6%, to $1,014,513 for the year ended March 31, 2023 from $1,188,585 for the year ended March 31, 2022, primarily attributable to (i) a decrease in salary, employee insurance and welfare expenses by $115,653 or 12.6%, to $800,601 for the year ended March 31, 2023 from $916,254 for the year ended March 31, 2022. The decrease was mainly due to the impact of 2022 Resurgence, and we paid less bonus and incentives during the suspension period of our business; (ii) a decrease in advertising expense by $40,984, or 54.8%, to $33,740 for the year ended March 31, 2023 from $74,724 for the year ended March 31, 2022 as we cut down our spending on advertainments during the 2022 Resurgence period; and (iii) a decrease in office, utility and other expenses by $17,435, or 8.8%, to $180,172 for the year ended March 31, 2023 from $197,607 for the year ended March 31, 2022, due to the suspension of our business operation caused by the 2022 Resurgence As a percentage of revenues, our selling expenses accounted for 5.5% and 5.0% of our total revenue for the years ended March 31, 2023 and 2022, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, consultant and professional service fees incurred for company reorganization and going public, depreciation and amortization expenses, rental expenses, office and utility expenses, bad debt expenses, and business travel and meals expenses.

	For the Years ended March 31,
	2023		2022		Variance
	Amount	% of	Amount	% of	Amount	% of
General and Administrative Expenses
Salary, employee insurance and welfare expenses	$1,159,146	54.8%	$1,471,392	46.3%	$(312,246)	(21.2)%
Allowance for (net recovery of) credit losses	(117,510)	(5.6)%	260,671	8.2%	(378,181)	(145.1)%
Consulting and professional service fees	556,703	26.3%	740,556	23.3%	(183,853)	(24.8)%
Office, utility and other expenses	88,036	4.2%	166,887	5.3%	(78,851)	(47.2)%
Travel and entertainment expense	57,158	2.7%	111,903	3.5%	(54,745)	(48.9)%
Depreciation and amortization	112,154	5.3%	145,349	4.6%	(33,195)	(22.8)%
Rent expense	260,561	12.3%	279,841	8.8%	(19,280)	(6.9)%
Total general and administrative expenses	$2,116,248	100.0%	$3,176,599	100.0%	$(1,060,351)	(33.4)%

Our general and administrative expenses decreased by $1,060,351, or 33.4%, to $2,116,248 for the year ended March 31, 2023 from $3,176,599 for the year ended March 31, 2022, primarily attributable to (i) a decrease in our salary and welfare expenses paid to our employees by $312,246, or 21.2%, to $1,159,146 for the year ended March 31, 2023 from $1,471,392 for the year ended March 31, 2022. The decrease was mainly due to the impact of 2022 Resurgence, and we paid less bonus and incentives during the suspension period of our business; (ii) a decrease in allowance for credit losses by $378,181, or 145.1%, due to the management’s efforts in collection of long overdue receivables from our customers, causing net recovery of credit losses; (iii) our consultant and professional fees decreased by $183,853, or 24.8% for the year ended March 31, 2023 as compared to the same period last year, primarily due to we incurred more consulting and professional services fees at early stage when we prepared for this initial public offering; (iv) our office, utility and other expenses and travel and entertainment expenses decreased by $78,851 and $54,745, respectively, for the year ended March 31, 2023, as compared to the fiscal year 2022, the decrease was mainly due to the suspension of our business operation and travel restrictions caused by the 2022 Resurgence; and (v) the decrease was also due to a decrease in depreciation and amortization expenses by $33,195 and rent expense of $19,280 during the year ended March 31, 2023. As a percentage of revenues, general and administrative expenses were 11.5% and 13.3% of our revenue for the years ended March 31, 2023 and 2022, respectively.

Research and development expenses

Our research and development expenses primarily consist of employee salaries, welfare and insurance expenses, technical service fees, depreciation expenses, conference expenses, and business travel and meals expenses.

	For the Years ended March 31,
	2023		2022		Variance
	Amount	% of	Amount	% of	Amount	% of
Research and Development Expenses
Salary, employee insurance and welfare expenses	$249,006	99.5%	$301,196	99.6%	$(52,190)	(17.3)%
Others	1,338	0.5%	1,283	0.4%	55	4.3%
Total research and development expenses	$250,344	100.0%	$302,479	100.0%	$(52,135)	(17.2)%

Our research and development expenses decreased by $52,135, or 17.2%, to $250,344 for the year ended March 31, 2023 from $302,479 for the year ended March 31, 2022, primarily attributable to a decrease in salary and welfare expenses by $52,190, or 17.3% to $249,006 for the year ended March 31, 2023 from $301,196 in the year ended March 31, 2022. The decrease was mainly due to the impact of 2022 Resurgence, and we paid less bonus and incentives during the suspension period of our business. As a percentage of revenues, research and development expenses were 1.4% and 1.3% of our revenue for the years ended March 31, 2023 and 2022, respectively.

Other income

Our other income primarily includes interest income from our bank balances and short-term investments, government subsidies and others. Our other income decreased by $47,035, or 43.9%, to $60,039 for the year ended March 31, 2023 from $107,074 for the year ended March 31, 2022, primarily attributable to a decrease in interest income due to less short-term investments we invested during the year ended March 31, 2023.

Provision for Income Taxes

Our provision for income taxes was $107,829 for the year ended March 31, 2023, a decrease of $55,758, or 34.1% from provision for income taxes of $163,587 for the year ended March 31, 2022, primarily due to our decreased taxable income for the year ended March 31, 2023 as compared to the same period of last year. Effective tax rate for fiscal year 2023 is 7.8%, increased by 2.5% when compared to 5.3% in fiscal year 2022, primarily due to the decreased research and development tax credit that we were eligible to use to deduct from our taxable income, as we incurred lower research and development expenses in the year ended March 31, 2023 as compared to the same period last year.

Net Income

As a result of the foregoing, we reported a net income of $1,269,926 for the year ended March 31, 2023, representing a $1,627,638, or 56.2% decrease from a net income of $2,897,564 for the fiscal year ended March 31, 2022.

Net Income Attributable to Non-controlling Interest

One of our main operating entities, Junzhang Shanghai owns 55% shares of nineteen subsidiaries, which located in many major cities in the PRC. Accordingly, we recorded non-controlling interest income attributed to non-controlling shareholders of these subsidiaries. The net income attributed to non-controlling interest decreased by $276,967, or 25.9% from $1,069,204 for the year ended March 31, 2022 to $792,237 for the year ended March 31, 2023.

Net Income Attributable to Eshallgo Inc

As a result of the foregoing, we reported a net income attributable to Eshallgo of $477,689 for the year ended March 31, 2023, representing a $1,350,671, or 73.9% decrease from a net income of $1,828,360 for the year ended March 31, 2022.

B.	Liquidity and Capital Resources

On July 3, 2024, we closed our IPO (the “Offering”) of 1,250,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $5.0 million before deducting underwriting discounts and other related expenses. The Offering was conducted on a firm commitment basis. In addition, we have granted the underwriters of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 187,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions. Our Class A ordinary shares began trading on Nasdaq Capital Market under the ticker symbol “EHGO” on July 2, 2024.

As of March 31, 2024, we had $5,362,101 in cash and cash equivalents as compared to $4,949,836 as of March 31, 2023. We also had $4,967,146 in accounts receivable. Our accounts receivable primarily include balance due from customers for our office equipment sold and services provided and accepted by customers. Approximately 26%, or $1.3 million of our net accounts receivable balance as of March 31, 2024 have been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of March 31, 2024, we had short-term investments of $1,131,267, including accrued interests of $23,556. Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with variable interest rates with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. The interest earned is recognized in the consolidated statements of income and comprehensive income (loss) as interest income.

As of March 31, 2024, our inventory balance amounted to $1,963,166, primarily consisting of purchased goods and supplies, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

As of March 31, 2024, our working capital balance was $15,687,912. In assessing our liquidity, management monitors and analyzes our cash and cash equivalents, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash equivalents, cash flows provided by operating activities and the proceeds we received from the IPO will be sufficient to meet our working capital needs in the next 12 months from the date the consolidated financial statements were issued. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. Our capital expenditures, including infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to financing sources, such as bank loans and equity financing, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs mainly by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended
	March 31,
	2024	2023	2022
Net cash provided by operating activities	$2,220,418	$783,940	$216,455
Net cash provided by (used in) investing activities	(1,616,941)	1,162,959	(2,263,259)
Net cash provided by financing activities	50,431	520,893	699,371
Effect of exchange rate change on cash and cash equivalents	(241,643)	(185,351)	137,380
Net increase (decrease) in cash and cash equivalents	412,265	2,282,441	(1,210,053)
Cash and cash equivalents, beginning of year	4,949,836	2,667,395	3,877,448
Cash and cash equivalents, end of year	$5,362,101	$4,949,836	$2,667,395

Operating Activities

Net cash provided by operating activities was $2,220,418 for the year ended March 31, 2024, primarily consisting of the following:

●	Net income of $845,331 for the year ended March 31, 2024.
●	A decrease in accounts receivable due from third parties and related parties of $1,038,007. We extended credits to some of our customers as their business was affected by the 2022 Resurgence, however, due to the recovery of general economy in China, our credit term was back to normal and we have put efforts in collection of long overdue receivables from our customers.
●	An increase in advance to vendors to third parties and related parties of $552,110. We increased our advance to vendors to secure supplies in anticipation of increased sales in the coming months.

Net cash provided by operating activities was $783,940 for the year ended March 31, 2023, primarily consisting of the following:

●	Net income of $1,269,926 for the fiscal year 2023.
●	An increase in accounts receivable due from third parties of $1,328,948. The increase was primarily due to increased sales in last quarter of the year ended March 31, 2023 as well as the extended credits to some of our customers as their business was affected by the 2022 Resurgence as mentioned above.
●	An increase in accounts payable of $758,843, because of the extended payment period we requested from our suppliers as our business was affected by the 2022 Resurgence.

Net cash provided by operating activities was $216,455 for the year ended March 31, 2022, primarily consisting of the following:

●	Net income of $2,897,564 for the fiscal year, reconciled by change in depreciation and amortization of $295,040, allowance for credit loss of $266,945 and amortization right-of-use assets of $257,929.
●	An increase in accounts receivable due from third parties and related parties of $2,410,293. The increase was primarily due to the increased sales as well as we extended credits to some of our customers as their business was affected by the COVID-19.
●	An increase in advance to vendors of $1,339,242. We increased our advance to vendors to ensure our supply will not be affected by the shortage caused by pandemic of COVID-19, and also in anticipation of increased sales in the coming months as mentioned above.
●	A decrease in long-term receivable of $362,519 primarily due to two repayment agreements with a customer, Shanghai Puli, as more fully disclosed in the Note 4 to the consolidated financial statements.

Investing Activities

Net cash used in investing activities amounted to $1,616,941 for the year ended March 31, 2024, and primarily included the purchase of short-term investment of $3,019,257, payment made for short-term loans to third parties of $1,170,183 and purchase of property and equipment of $55,216, partially offset by the redemption of short-term investment of $2,656,228.

Net cash provided by investing activities amounted to $1,162,959 for the year ended March 31, 2023, and primarily included the redemption of short-term investment of $3,356,390, partially offset by the purchase of short-term investment of $1,599,964, purchase of fixed assets of $353,974 and payment of $257,946 made to the related parties.

Net cash used in investing activities amounted to $2,263,259 for the year ended March 31, 2022, and primarily included the purchase of fixed assets of $919,541, the purchase of short-term investment of $4,177,230, and the redemption of short-term investment of $2,527,957.

Financing Activities

Net cash provided by financing activities amounted to $50,431 for the year ended March 31, 2024, and primarily included proceeds received from investors for subscription of Class A ordinary share of $458,341, partially offset by the repayments of loans from related parties of $163,362, repayment of short-term bank loan of $146,791 and refund of capital contribution by a non-controlling shareholder of $98,220.

Net cash provided by financing activities amounted to $520,893 for the fiscal year ended March 31, 2023, and primarily included proceeds received from investors for subscription of Class A ordinary share of $548,367 as well as proceeds from short-term bank loan of $145,930, partially offset by the payments made for deferred offering cost of $97,510.

Net cash provided by financing activities amounted to $699,371 for the fiscal year ended March 31, 2022, and included payment received from additional capital contribution of $835,813 and advances received from related parties of $239,429 in fiscal year 2022, partially offset by the payments made for deferred offering cost of $375,871.

Contractual obligations

As of March 31, 2024, our contractual obligations were as follows:

		Less than	1-2	2-3	3-4	4-5
Contractual obligations	Total	1 year	years	years	years	years	Thereafter
Future lease payments (1)	$462,572	$258,820	$80,743	$63,193	$10,468	$10,966	$38,382
Total	$462,572	$258,820	$80,743	$63,193	$10,468	$10,966	$38,382
(1)	We lease office space and warehouse space for the VIEs and the subsidiaries in various major cities in the PRC. As of March 31, 2024, our future lease payments totaled $462,572.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2024 and 2023.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2023 to March 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the assessment of the expected credit losses for receivables, valuation of inventories, the recoverability of long-lived assets, realization of deferred tax assets, and the revenue recognition of leasing of equipment. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies (i) credit losses; (ii) inventories, net; (iii) impairment of long-lived assets; (iv) revenue recognition; and (v) income taxes, rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Credit losses

We use the roll-rate method to measure the expected credit losses accounts receivable, finance receivable and long-term receivable on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. We adjust the allowance that is determined by the roll-rate method for both current conditions and forecast of economic conditions. When establishing the loss rate, we make the assessment on various factors, including historical experience, creditworthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from, the debtors. Changes in these factors may result in material increase or decrease in amount of credit losses for accounts receivable for the period, which could be material to the financial operation results. The factors that have an effect on loss rate like creditworthiness of debtors, reasonable and supportable forecasts of future economic conditions are constantly changing according to the objective environment, therefore, it is a critical accounting policy. As of March 31, 2024 and 2023, allowance for credit losses for accounts receivable amounted to$133,449 and $256,882, respectively, allowance for credit losses for long-term receivable amounted to $5,073 and $ nil, respectively, allowance for credit losses for loan to third parties which is included in current and non-current prepaid expenses and other assets amounted to $25,026 and $nil, respectively, and allowance for credit losses for finance receivable amounted to $6,040 and $34,191, respectively. Each 1 percentage point increase in our expected credit loss rate would increase our allowance for credit losses for accounts receivable, long-term receivable, loan to third parties and finance receivable as of March 31, 2024 by $50,278, $2,021, $8,335 and $2,036, respectively. Each 1 percentage point decrease in our expected credit loss rate would decrease our allowance for credit losses for accounts receivable, long-term receivable, loan to third parties and finance receivable as of March 31, 2024 by $30,485, $1,512, $4,568 and $1,606, respectively.

Inventories, net

Inventory allowance involves estimating potential future inventory write-downs or losses. These estimates are typically based on management’s judgment and historical data, but factors such as future market conditions and changes in demand can affect the accuracy of these estimates. Therefore, the estimation of inventory allowance carries a high degree of uncertainty. Inventory is a significant component of the Company's balance sheet, and changes in inventory allowance directly affect the total assets and net income of the company. If the inventory allowance is underestimated, it may lead to overstatement of assets and inflated profits; conversely, overestimation may result in understated assets and reduced profits. And therefore, it is a critical accounting policy. The inventory reserve amounted $19,830 and $23,301 as of March 31, 2024 and 2023, respectively. Each 1% increase (decrease) in our estimates would increase (decrease) our inventory reserve as of March 31, 2024 by $19,830.

Impairment of long-lived assets

Impairment of property and equipment involves estimating future cash flows, which are typically based on management’s judgment and assumptions. Future market conditions, technological changes, and economic environment can all affect the accuracy of these estimates. Therefore, the estimation of property and equipment impairment carries a high degree of uncertainty. Property and equipment is a significant component of our balance sheet, and changes in property and equipment impairment directly affect the total assets and net income of the company. If the property and equipment impairment is underestimated, it may lead to overstatement of assets and inflated profits; conversely, overestimation may result in understated assets and reduced profits. Determining property and equipment impairment requires substantial judgment and estimation by management, including forecasting future cash flows, selecting discount rates, and determining the useful life of assets. These judgments and estimates are highly subjective, making the transparency and reasonableness of the property and equipment impairment policy crucial for investors and regulatory bodies. And therefore, it is a critical accounting policy. There were no impairments of these assets for the years ended March 31, 2024, 2023 and 2022.

Revenue recognition

We have multiple types of revenue streams and each revenue stream require us to apply the judgements in determining the methodology and accounting treatment for financial reporting purpose based on U.S. GAAP. Changes in these judgements may result in material increase or decrease in amount of revenue recognition for the period, which could be material to the financial operation results. We will continue execute its diversified operations strategy and seek other bossiness opportunities in addition to the original scope of business, therefore, it will still be a critical accounting policy in the foreseeable future.

Income taxes

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from the current assumptions, judgements and estimates. Changes in these estimates and judgements may result in material increase or decrease in the provision for income tax expenses, which could be material to the financial position and results of operations. It is difficult to determine whether or when we and our subsidiaries will become profitable in the future, therefore, it will still be a critical accounting policy in the foreseeable future.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

Set forth below is information concerning our directors, director nominees, executive officers and other key employees as of the date of this annual report.

Name	Age	Position(s)
Zhidan Mao	60	Chairman
Qiwei Miao	46	Chief Executive Officer and Director
Chun Lyu	40	Chief Financial Officer
Xiaohui Wu	50	President and Director
Weimin Xu	59	Independent Director, Audit and Compensation Committee Chair
Weibo Weng	64	Independent Director and Nominating Committee Chair
Kewa Luo	40	Independent Director

Zhidan Mao, Chairman

Mr. Mao is the founder of Junzhang Shanghai and has been working for the EShallGo brand since its inception in 2015. Mr. Mao started his career at Shanghai Optical Instrument Factory, where he served as an engineer and was responsible for supervising the manufacturing process. From 1991 to 1994, Mr. Mao worked as an engineer at Shanghai Xerox copier Co., Ltd. when the company first landed in China. Mr. Mao was responsible for the equipment technology control department, where he gained first-hand knowledge in the technological development and evolution of the printing industry. From 1994 to 1997 and 1998 to 2015, Mr. Mao worked at Kisteye (Shanghai) office equipment Co., Ltd. and Shanghai Puli copier Co., Ltd. as a general manager, where he was responsible for the sales department. Mr. Mao obtained his bachelor’s degree in Precision Instrument from Hefei Polytechnic University.

Qiwei Miao, Executive Director and Chief Executive Officer

Mr. Miao is the chief executive officer and director of the Company. Prior to joining EShallGo, Mr. Miao has acquired more than a decade of experience in the operation and management of high-end brands. Mr. Miao started his career at Shanghai Aidaiersi Development Co., Ltd, where he was a sales manager responsible for the day-to-day operations of the sales department. Thereafter, from 2004 to 2014, Mr. Miao worked at Shanghai Qineng Clothing Development Co., Ltd. where he was responsible for maintaining the establishment and operation of the company’s high-end customer brand network, formulating and implementing the annual work plan and financial budget to be approved by the board of directors, organizing the company’s daily work in operations and management, and ensuring to achieve business objectives. Mr. Miao has been working with Junzhang Shanghai as a general manager since 2015, and has laid the groundwork for Junzhang Shanghai’s business model with Mr. Mao. Mr. Miao obtained a degree in Executive MBA from ISC Paris Business School in February 2024.

Chun Lyu, Chief Financial Officer

Mr. Chun Lyu has been the Chief Financial Officer of the company since March 2022, and has served various roles with the Company’s subsidiary, Junzhang Shanghai, since 2015. From 2015 to 2017, Mr. Lyu served as a brand manager at Junzhang Shanghai, and was promoted to general and brand director in 2017. Since 2017, Mr. Lyu has been serving as Director of general management and accounting department, where he was responsible for general internal management of Junzhang Shanghai such as personnel, equipment, logistics, and outsourcing, overseeing the company’s administrative department, HR, national business department performance and coordination, and assisting with research and guidance of the company’s medium and long-term development plan and annual experience plan. Additionally, Mr. Lyu is fully responsible for the management of the accounting department, where he develops, maintains and improves the Company’s financial management procedures and policies, internal regulations, formulates annual and quarterly financial plans, prepares and implements financial budget reports, oversees the Company’s overall capital allocation, cost accounting analysis, monitors major economic activities that may cause economic losses to the Company, and manages relationships with banks and other financial institutions. Mr. Lyu started his career at Shanghai Kaians Garment Co., Ltd. as an intern in 2006 and later advanced to the becoming company’s manager of the planning department in 2010. In the same year, Mr. Lyu served as the manager of the planning department at Shanghai Haichen Investment Management Co., Ltd. From December 2010 to September 2014, Mr. Lyu was a marketing director at Shanghai Polyhom Clothing Development Co., Ltd., where he designed and managed the store layout such as product display, negotiated for and planned more than 100 storefronts, managed the stores’ decoration, audit, procurement, prop production management, and marketing departments, and planned and managed major events. Mr. Lyu obtained his bachelor’s degree in Advertising from Shanghai University.

Xiaohui Wu, President and Director

Mr. Wu has been our Director since June 3, 2022. Mr. Wu served as President and Director for Bit Origin Ltd (previously known as China Xiangtai Food Co., Ltd.), a public company traded on Nasdaq Capital Markets, from 2018 to 2021. He has been the Director and Chief Executive Officer of Geniusland International Capital Ltd. since 2007. Before that, Mr. Wu was the Senior Project Manager at Genesis Equity Partner LLC, where he helped Chinese companies raise capital in the United States. Prior to that, Mr. Wu had extensive experience with Hong Kong economic affairs while he worked at Hong Kong and Macao Affairs Office of the Ministry of Foreign Affairs of PRC from 1996 to 2006. Mr. Wu acquired his bachelor’s degree in English from Jilin University in 1996.

Weibo Weng, Independent Director and Nominating Committee Chair

Mr. Weng is an independent director of the Company. Mr. Weng will officially assume duties upon the Company’s listing on the Nasdaq Capital Market. Mr. Weng started his careers in the academics, serving as an assistant professor at Shanghai University of Maritime and a visiting scholar at Stuttgart University, Department of Mechanical Engineering, where he developed the analysis tool to estimate the temperature/stress distribution for the Solar Energy Storage used in satellites and test equipment for the performance evaluation of heat pipes used for the satellite. From 2004 to 2014, Mr. Weng worked for Federal Mogul, where he would advance from general manger to vice president. At Federal Mongul, Mr. Weng managed 16 plants in China and Korea to ensure effective operations, strategized M&A activities, and helped grow business at an annual increase of 30% and doubled the profit by maintaining superior customer service and senior management relationships. Mr. Weng currently serves as the managing director of Shiloh Industries Asia, where he has developed effective organization and senior leadership training program in support of different aspects of the business, established various partnerships and joint ventures with major business entities such as SGM and Volvo Cars. Mr. Weng obtained both bachelor’s and master’s degree in Electric Engineering from Shanghai Institute of Mechanical Engineering in 1982 and 1985, respectively, and obtained a master’s degree in Material Science from Arizona State University in 1991.

Weimin Xu, Independent Director, Chair for the Compensation Committee

Wemin Xu is an Independent Director, interim chair of the audit committee, and chair of the compensation committee. Mr. Xu will officially assume duties upon the Company’s listing on the Nasdaq Capital Market. Mr. Xu has more than 10 years of computer modeling and prediction experience in weather and climate forecasting using various mathematical methods, Monte Carlo simulations, stochastic/statistic processes as well as expertise in system integration experiences in Network/Database, Satellite TV, Web hosting/E-business, Billing/CRM Software, Encryptions/Decryptions, and data mining. Mr. Xu currently serves as the Vice President for Kalenburg Getranke GmbH (China) in the strategy and business development, where he utilizes his strong business analytical skills and extensive investment experiences to serve the clients. Mr. Xu started his career as a scientific researcher at various institutions in the U.S. and China. Thereafter, from 2006 to 2015, he worked as Senior System Architect and Director of Technology for CeBlue Information Technology Co., Ltd., where he developed a gift card management system to help business attracting new customers and increase spending with his skills in Java/Php/MySQL/SAS/Java script; he also developed a mobile marketing platform based on Wechat, in which he gained exponential growth in customer bases and unstructured customer information. Mr. Xu obtained his bachelors and master’s degrees in Physical Oceanography/Marine Meteorology from Ocean University of China in 1987, and Ph.D degree in Atmospheric and Oceanic Sciences from McGill University in 1994.

Kewa Luo, Independent Director

Ms. Luo is an independent director of the Company. Ms. Luo will officially assume duties upon the Company’s listing on the Nasdaq Capital Market. Ms. Luo began her career in 2006 as the Investor Relations Manager of China Security & Surveillance Technology Inc.(CSR), a Chinese company cross-listed in the US and Dubai, where she launched and managed corporate communications and investor relations function. In late 2009, she became a VP at China US Venture Capital Group, where she assisted private Chinese companies in going public in the U.S. via an RTO or APO. In 2011, Ms. Luo started her own IR practice, KIR Advisors LLC, which facilitates going-public, after-market support and equity/debt financing services for emerging and small to medium-sized companies across various industries. A key client of KIR Advisors LLC is Kandi Technologies Group, Inc. (NASDAQ GS: KNDI), for which Ms. Luo secured numerous conference appearances at high profile events sponsored by Bank of America, Merrill Lynch, Morgan Stanley, Deutsche Bank, among others. In 2019, Ms. Luo joined Impact IR as a director to develop and implement IR programs for clients across industries and regions. From 2018 to 2021, Ms. Luo currently serves as a board member at Asian Financial Society. Ms. Luo received her B.A. in Communication Studies and Journalism Multimedia Arts, and her M.S. in Journalism Multimedia Technology from Duquesne University in Pittsburgh, Pennsylvania.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

6.B. Compensation

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Executive Compensation

The Compensation Committee of the Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. And our compensation committee approved our salary and benefit plans. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended March 31, 2024 and 2023, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

				Share	All Other
	Fiscal	Salary	Bonus	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)
Zhidan Mao	2024	$30,183	—	—	—	$30,183
Chairman	2023	$31,771	—	—	—	$31,771
Qiwei Miao	2024	$33,552	—	—	—	$33,552
Chief Executive Officer	2023	$32,793	—	—	—	$32,793
Chun Lyu	2024	$16,776	—	—	—	$16,776
Chief Financial Officer	2023	$15,768	—	—	—	$15,768

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

Compensation Recovery Policy

On March 26, 2024, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors and Board Committees

Our board of directors consists of five directors, three of whom are independent as such term is defined by the Nasdaq Capital Market. We have determined that Weibo Weng, Weimin Xu, and Kewa Luo satisfy the “independence” requirements under Nasdaq Rule 5605.

The directors will be up for re-election at our annual general meeting of shareholders.

A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

The Board of Directors also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

Effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee, and adopted a charter for each of the three committees, effective upon the Company’s listing on the Nasdaq Capital Market. Copies of our committee charters has been posted on our corporate investor relations website.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Weibo Weng, Weimin Xu, and Kewa Luo. Weimin Xu is the interim chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Weimin Xu, Kewa Luo, and Weibo Weng. Weimin Xu is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Weibo Weng, Weimin Xu and Kewa Luo. Weibo Weng is the chair of our nominating committee. We have determined that Weibo Weng, Weimin Xu, and Kewa Luo satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board；
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Islands Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our M&A, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Insider Trading Policy

The Board of Directors also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

This insider trading policy was put into place because effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Our officers are elected by and serve at the discretion of the board of directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Diversity

The Board of Directors does not have a formal policy with respect to Board nominee diversity. In recommending proposed nominees to the Board of Directors, the Nominating Committee is charged with building and maintaining a board that has an ideal mix of talent and experience to achieve our business objectives in the current environment. In particular, the Nominating Committee is focused on relevant subject matter expertise, depth of knowledge in key areas that are important to us, and diversity of thought, background, perspective and experience so as to facilitate robust debate and broad thinking on strategies and tactics pursued by us.

The following table provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

As of March 31, 2024, we have a total of 128 employees in the following departments:

As of
March 31,
2024
Administration	23
Research and Development	6
Technicians	56
Business Operations	43
Total	128

Under PRC regulations, Junzhang Shanghai, Junzhang Beijing and their respective subsidiaries are required to participate in various statutory employee benefit plans, including social insurance funds, such as a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. Junzhang Shanghai and Junzhang Beijing enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions. Junzhang Shanghai and some of Junzhang Shanghai and Junzhang Beijing’s subsidiaries fail to pay the employees’ housing provident fund and fail to pay in full of the employees’ social insurance funds. If Junzhang Shanghai and the subsidiaries fail to make the correction within the statutory period, they may be subject to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 2‰ of the outstanding amount for each day of delay, in addition to a fine ranging from RMB 10,000 to RMB 50,000. Nevertheless, as of the date of this Annual Report, we have not experienced any major labor disputes.

6.E. Share Ownership

The following tables sets forth information regarding the beneficial ownership of our ordinary shares as of the date hereof by:

●	each person known to us to beneficially own more than 5% of our ordinary shares;
●	each of our officers and directors; and
●	all of our officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on the information furnished to it, that the persons and entities named in the table below will have, immediately after the completion of this annual report, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All our ordinary shares subject to options or warrants exercisable within 60 days of the completion of this annual report are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Our Company is authorized to issue 90,000,000 Class A ordinary shares of $0.0001 par value per share and 10,000,000 Class B ordinary shares of $0.0001 par value per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A ordinary shares and/or Class B ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. The calculations in the table below are based on 15,879,000 Class A ordinary shares and 5,856,000 Class B ordinary shares issued and outstanding as of the date hereof.

						Combined
						Voting
						Power of
					Combined	Class A
					Voting	and
	Amount of		Amount of		Power	Class B
	Beneficial	Percentage	Beneficial	Percentage	of Class A	Ordinary
	Ownership	Ownership	Ownership	Ownership	and	Shares as a
Named Executive Officers and Directors	(Class A)	(Class A)	(Class B)	(Class B)	Class B	Percentage(3)
Directors and Named Executive Officers:
Zhidan Mao, Chairman(1)	—	0%	3,619,008	61.80%	36,190,080	48.62%
Qiwei Miao, Chief Executive Officer and Director(2)			2,236,992	38.20%	22,369,920	30.05%
Chun Lyu, Chief Financial Officer	—	0%	—	0%	—	0%
Xiaohui Wu, Director(3)	800,000	5.04%	—	0%	—	1.07%
Weimin Xu, Independent Director	—	0%	—	0%	—	0%
Weibo Weng, Independent Director	—	0%	—	0%	—	0%
Kewa Luo, Independent Director	—	0%	—	0%	—	0%
All directors and executive officers as a group (6 persons)	800,000	5.04%	5,856,000	100%	58,560,000	79.74%

5% Beneficial Owners:
JUNZHANG DIGTAL LIMITED(1)	—	0%	3,619,008	61.80%	36,190,080	48.62%
MAGIC IDEAL LIMITED(2)	—	0%	2,236,992	38.20%	22,369,920	30.05%
MASSIVE HONOR LIMITED(4)	2,944,000	18.54%	—	0%	2,944,000	3.95%
IMPRESSIVE SHINE LIMITED(5)	2,684,000	16.90%	—	0%	2,684,000	3.61%
(1)	Through JUNZHANG DIGTAL LIMITED. Zhidan Mao is the controlling person of JUNZHANG DIGTAL LIMITED and has sole voting and dispositive power over shares beneficially owned by JUNZHANG DIGTAL LIMITED.
(2)	Through MAGIC IDEAL LIMITED, British Virgin Islands Company located at Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Qiwei Miao is the controlling person of MAGIC IDEAL LIMITED and has sole voting and dispositive power over shares beneficially owned by MAGIC IDEAL LIMITED.
(3)	Through EXTRAORDINARY START LIMITED. Xiaohui Wu is the controlling person of EXTRAORDINARY START LIMITED and has sole voting and dispositive power over shares beneficially owned by EXTRAORDINARY START LIMITED.

(4)	Represents 2,944,000 Class A Ordinary Shares held by MASSIVE HONOR LIMITED, a British Virgin Islands company. MASSIVE HONOR LIMITED has a sole director, namely, Xiaoxiao Li, who owns 16.56% of MASSIVE HONOR LIMITED’s shares. However, MASSIVE HONOR LIMITED has seventeen other shareholders, none of whom, including Xiaoxiao Li, has sole voting and dispositive power of all the shares held by MASSIVE HONOR LIMITED. Under the “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting and dispositive decisions require approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.
(5)	Represents 2,684,000 Class A Ordinary Shares held by IMPRESSIVE SHINE LIMITED, a British Virgin Islands company. IMPRESSIVE SHINE LIMITED has thirty shareholders, none of whom has sole voting and dispositive power of all the shares held by IMPRESSIVE SHINE LIMITED. Under the “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting and dispositive decisions require approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.” The company’s major shareholders do have different voting rights than the other shareholders.

7.B. Related Party Transactions (FS footnote)

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Shanghai Tuwen Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Changyun
Shanghai Mingzhe Office Equipment Co., Ltd.	An entity partially owned by the officer of Lixin before April 1, 2023, the entity ceased to be a related party to the Company since April 1, 2023.
Shanghai Yaodun Science and Technology Development Center	An entity owned by the Company’s chairman and CEO
Qingdao Lixing Technology Co., Ltd.	An entity partially owned by the Supervisor of Qingdao
Qingdao Lixing Technology Co., Ltd. (Xin Xi Cheng Branch)	Subsidiary of Qingdao Lixing Technology Co., Ltd.
Hebei Shilong Digital Technology Co., Ltd.	The officer of this entity is the Company’s minority shareholder before April 1, 2023, the entity ceased to be a related party to the Company since April 1, 2023.
Kunming Jinbi Office Equipment Co., Ltd.	The general manager of this entity is the Supervisor of Kunming
Qinghai Jiayuan Mingyue Trade Co., Ltd.	An entity partially owned by the non-controlling shareholder who owns 45% of Qinghai
Anhui New Yalian Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Youshi Innovation Business Group Co., Ltd.	An entity partially owned by the non-controlling shareholder who owns 45% of Beijing
Ningbo Lihong Information System Engineering Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Yue Yan (Shanghai) Digital Technology Co., Ltd.	An entity owned by the officer of the Company
Qinghai Chengchuang ideal Trading Co. Ltd.	An entity partially owned by the director of Qinghai

a. Accounts receivable - related parties

Accounts receivable - related parties consisted of the following:

	March 31,	March 31,
	2024	2023
Anhui New Yalian Office Equipment Co., Ltd.	$132,399	$167,774
Hebei Leading Future Technology Co., Ltd.	48,604	—
Shanghai Tuwen Office Equipment Co., Ltd.	30,780	158,358
Qinghai Jiayuan Mingyue Trade Co., Ltd.	—	53,027
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	7,619	84,962
Hebei Shilong Digital Technology Co., Ltd.	—	133,460
Others	13,218	26,030
Accounts receivable - related parties	$232,620	$623,611

For accounts receivable due from related parties, approximately 98.7%, or $229,661 of the March 31,2024 balances have been subsequently collected as of July 31, 2024.

b. Advance to vendors - related parties

Advance to vendors - related parties consisted of the following:

	March 31,	March 31,
	2024	2023
Qinghai Chengchuang Ideal Trading Co. Ltd.	$105,732	$—
Shanghai Tuwen Office Equipment Co., Ltd.	38,770	26,209
Qingdao Lixing Technology Co., Ltd.	31,195	—
Shanghai Mingzhe Office Equipment Co., Ltd.	—	495,643
Qinghai Jiayuan Mingyue Trade Co., Ltd.	—	102,471
Others	14,036	52
Advance to vendors - related parties	$189,733	$624,375

The Company periodically makes purchase advances to various vendors, including the related party suppliers. For advance to vendors made to related parties, all of the March 31,2024 balances have been subsequently utilized as of July 31, 2024.

c. Due from related parties

Due from related parties consisted of the following:

	March 31,	March 31,
	2024	2023
Qinghai Chengchuang Ideal Trading Co. Ltd.	$237,230	$—
Anhui New Yalian Office Equipment Co., Ltd.	63,981	109,862
Shanghai Mingzhe Office Equipment Co., Ltd.	—	218,404
Others	65,550	13,580
Due from related parties	$366,761	$341,846

The Company historically loaned funds to its related parties for business purposes. The balance due from related parties is typically interest-free and due upon demand. For amount due from related parties, approximately 82.1%, or $301,210 of the March 31,2024 balances have been subsequently collected as of July 31, 2024.

d. Accounts payable - related parties

Accounts payable - related parties consisted of the following:

	March 31,	March 31,
	2024	2023
Qingdao Lixing Technology Co., Ltd. (Xin Xi Cheng Branch)	$—	$1,285
Others	1,387	8,245
Accounts payable - related parties	$1,387	$9,530

All these accounts payable to related parties occurred in the ordinary course of business and are payable upon demand without interest.

e. Due to related parties

Due to related parties consisted of the following:

	March 31,	March 31,
	2024	2023
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	$—	$141,020
Others	7,348	36,847
Due to related parties	$7,348	$177,867

Amount due to related parties are advances from related various related parties for working capital during the Company’s normal course of business. These advances are unsecured, non-interest bearing and due on demand.

f. Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended
	March 31,
	2024	2023	2022
Anhui New Yalian Office Equipment Co., Ltd.	$155,599	$165,224	$141,137
Shanghai Tuwen Office Equipment Co., Ltd.	92,214	115,189	311,872
Ningbo Lihong Information System Engineering Co., Ltd.	88,365	122,526	24,988
Hebei Leading Future Technology Co., Ltd.	46,295	160	68,179
Qingdao Lixing Technology Co., Ltd.	31,930	—	—
Youshi Innovation Business Group Co., Ltd.	28,683	—	136,566
Kunming Jinbi Office Equipment Co., Ltd.	17,147	—	—
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	8,807	40,018	88,640
Qinghai Jiayuan Mingyue Trade Co., Ltd.	—	75,818	—
Hebei Shilong Digital Technology Co., Ltd.	—	1,295	134,737
Others	15,816	25,048	19,369
Sales to related parties	$484,856	$545,278	$925,488

g. Purchases from related parties

Purchases from related parties consisted of the following:

	For the Years Ended
	March 31,
	2024	2023	2022
Kunming Jinbi Office Equipment Co., Ltd.	$468,385	$684,327	$1,105,972
Youshi Innovation Business Group Co., Ltd.	50,325	67,417	31,672
Yue Yan (Shanghai) Digital Technology Co., Ltd.	35,649	—	—
Ningbo Lihong Information System Engineering Co., Ltd.	21,466	—	—
Shanghai Tuwen Office Equipment Co., Ltd.	6,477	6,043	317,917
Qingdao Lixing Technology Co., Ltd.	4,328	18,204	130,075
Shanghai Mingzhe Office Equipment Co., Ltd.	—	1,570,180	2,405,974
Hebei Shilong Digital Technology Co., Ltd.	—	124,587	360,517
Others	3,507	25,802	155,058
Purchases from related parties	$590,137	$2,496,560	$4,507,185

h. Loan transactions with related parties

Loan transactions with related parties consisted of the following:

		For the Years Ended
		March 31,
	Nature	2024	2023	2022
Qinghai Chengchuang Ideal Trading Co. Ltd.	Payments made to a related party	$(239,521)	$—	$—
Anhui New Yalian Office Equipment Co., Ltd.	Collections received from (payments made to) a related party	40,886	(110,109)	—
Shanghai Mingzhe Office Equipment Co., Ltd.	Collections received from (payments made to) a related party	209,702	(218,895)	—
Hebei Shilong Digital Technology Co., Ltd.	Collections received from a related party	—	—	158,929
Ningbo Lihong Information System Engineering Co., Ltd.	Collections received from a related party	—	65,668	62,325
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	Proceeds from (repayments of) loans from a related party	(135,402)	(106,014)	232,158
Others	Proceeds/collection from (payment/repayment made to) related parties	(81,105)	35,510	68,044
Total		$(205,440)	$(333,840)	$521,456

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

Please refer to “Item 6. Involvement in Certain Legal Proceedings.”

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

If we determine to pay dividends on any of our ordinary share in the future, as a holding company, we will depend on receipt of funds from our Hong Kong subsidiary, Eshallgo HK.

Current PRC regulations permit the indirect VIE subsidiaries to pay dividends to Eshallgo HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Cash dividends, if any, on our ordinary share will be paid in U.S. dollars. Eshallgo HK may be considered a non-resident enterprise for tax purposes. Any dividends WFOE pays to Eshallgo HK may be regarded as China-sourced income and may be subject to PRC withholding tax at a rate of up to 10%.

In order for us to pay dividends to our shareholders, we may rely on payments made from the VIEs to Eshallgo WFOE, and the distribution of such payments to Eshallgo HK as dividends from Eshallgo WFOE. Certain payments from the VIEs are subject to PRC taxes, including VAT, urban maintenance and construction tax, educational surcharges. In addition, if the VIEs or their subsidiaries or branches incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends.

8.B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since July 2, 2024 under the symbol “EHGO.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “EHGO.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

ITEM 10. ADDITIONAL INFORMATION

Founding Transaction

Upon incorporation of the Company on 16 June 2021, we issued an aggregate of one ordinary share of a par value of US$1.00 each in the Company to Vistra (Cayman) Limited and Vistra (Cayman) Limited transferred one ordinary share of a par value of US$1.00 each to JUNZHANG DIGTAL LIMITED on the same day. On 16 June 2021, we also issued 6,179 ordinary shares of a par value of US$1.00 each and 3,820 ordinary shares of a par value of US$1.00 each to JUNZHANG DIGTAL LIMITED and MAGIC IDEAL LIMITED respectively at par value. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On July 28, 2021, the Company amended its memorandum and articles of association to effect the sub-division of authorized share capital to change the authorized share capital to US$10,000 divided into 100,000,000 ordinary shares, of a par value of US$0.0001 each. Concurrently, JUNZHANG DIGTAL LIMITED surrendered 58,180,992 ordinary shares of a par value of US$0.0001 each to the Company, and MAGIC IDEAL LIMITED surrendered 35,963,008 ordinary shares of a par value of US$0.0001 each to the Company. On the same day, the Company (a) re-designated 90,000,000 authorized but unissued ordinary shares of a par value of US$0.0001 each into (a) 90,000,000 Class A ordinary shares of a par value of US$0.0001 each and (b) re-designated 4,144,000 authorized but unissued ordinary shares of a par value of US$0.0001 each into 4,144,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) re-designated 5,856,000 issued ordinary shares of a par value of US$0.0001 each into 5,856,000 Class B ordinary shares of a par value of US$0.0001 each.

On August 14, 2021, the Company allotted and issued an aggregate of 9,454,000 Class A ordinary shares of a par value of US$0.0001 each to 10 investors. On December 2, 2021, the Company allotted and issued an aggregate of 4,690,000 Class A ordinary shares of a par value of US$0.0001 each to 6 investors. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On September 5, 2022, the Company into a subscription agreement and issued an aggregate of 285,000 Class A ordinary shares of a par value of US$0.0001 each to 6 investors at a purchase price $2.00 per share. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On August 18, 2023, the Company into a subscription agreement and issued an aggregate of 200,000 Class A ordinary shares of a par value of US$0.0001 each to 4 investors at a purchase price $2.30 per share. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

Initial Public Offering

On July 3, 2024, the Company completed an initial public offering pursuant to which it sold 1,250,000 Class A ordinary shares to the investors for $4.00 per share for an aggregate offering proceed of $5,000,000. We received net proceeds of approximately $4.5 million (after deducting underwriting discounts and commissions and other offering fees and expenses) from the offering.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our ordinary shares. Copies of our memorandum and articles of association are filed as exhibits to this annual report. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Articles of Association.

General

Each Ordinary Share in the Company confers upon the shareholder:

●	the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders;
●	the right to an equal share in any dividend paid by the Company; and
●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their ordinary shares.

Listing

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “EHGO.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Transhare Corporation.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to our post-offering memorandum and articles of association and the Companies Act. Our post-offering articles of association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if, immediately following the date on which the dividend is proposed to be paid, this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

An ordinary resolution to be passed by a simple majority of the votes cast by those shareholders as, being entitled to do so, vote in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting of the Company, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes cast by those shareholders as, being entitled to do so, vote in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our post-offering memorandum and articles of association. A special resolution will be required for important corporate matters such as a change of name or making changes to our memorandum and articles of association.

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting.

Meetings of Shareholders

The chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. At least seven calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company. A Shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company.

No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders present in person or by proxy holding shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting present, shall be a quorum for all purposes. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting shall be dissolved. The chairman, if any, shall preside as chairman at every general meeting of the Company.

Meetings of Directors

Subject to the Companies Act, the memorandum and articles of association and any resolutions passed in a general meeting, the business of our company is managed by the directors. Our directors may meet (either within or outside of the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, the quorum shall be a majority of directors then in office. A resolution in writing signed by all the directors or all the members of a committee of directors entitled to receive notice of a meeting of directors or committee of directors, as the case may be (an alternate director, subject as provided otherwise in the terms of appointment of the alternate director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of directors or committee of directors, as the case may be.

Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Any conversion of Class B Ordinary Shares into Class A Ordinary Shares shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a shareholder to any person who is not the founder, an affiliate of the founder, or a founder affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the founder, an affiliate of the founder, or a founder affiliate, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

Transfer of Shares

Subject to the restrictions in our post-offering memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares or Class B Ordinary Shares by written instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may in their absolute discretion to decline the registration of the transfer of any Class A Ordinary Shares or Class B Ordinary Shares which is not fully paid up or on which the Company has a lien.

Winding Up

If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to the post-offering memorandum and articles of association, determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.

Calls on Shares and forfeiture of Shares

Subject to the terms of the allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares, and each shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. The Companies Act and our post-offering memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our post-offering memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares or (c) if the company has commenced liquidation. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles of association of the Company do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our post-offering memorandum and articles of association, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Alteration of Share Capital

We may from time to time by an ordinary resolution of our shareholders:

●	increase the share capital of our Company by new shares of such amount as it thinks expedient;
●	consolidate and divide all or any of our share capital into shares of larger amount than its existing shares of shares;
●	subdivide its existing shares, or any of them, into shares of an amount smaller than that fixed by the memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we intend to provide our shareholders with annual audited financial statements.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our post-offering memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies, by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting member has the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, it can be expected that the court would approve the transaction if it is satisfied that (i) the company is not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with, (ii) the members have been fairly represented at the meeting in question, (iii) the transaction is such as a businessman would reasonable approve and (iv) the transaction is not one that would more properly be sanctioned under some other provisions of the Companies Act or that would amount to a “fraud on the minority”.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against, or derivative actions in the name of, the company to challenge actions where.

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

10.C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

10.D. Exchange controls

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

10.E. Taxation

ESHALLGO INC is an exempted company incorporated in Cayman Islands which is not currently subject to any Cayman Islands taxes. Eshallso HK is subject to Hong Kong law. Eshallso WFOE, the VIEs and their subsidiaries are subject to PRC laws. The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our ordinary shares.

People’s Republic of China Enterprise Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Gaopeng & Partners, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the number of dividends, if any, we are ultimately able to pay to our shareholders.

We are an exempted holding company incorporated in Cayman Islands with limited liability and we gain income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Erayak does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Erayak and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half  (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Erayak and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Gaopeng & Partners, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the Annual Report. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

Our company pays an EIT rate of 25% for WFOE and its subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary share, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended March 31, 2024 and 2023.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary share or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the ordinary share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of actual or constructive receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that all distributions will be treated as a dividend even if a particular distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in our future offerings, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise.

Accordingly, fluctuations in the market price of the ordinary share may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to your ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary share, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary share, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary share will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares (in the case of ordinary shares obtained through the exercise of warrants, the holding period will include the holding period of the underlying warrants);
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income earned in the current taxable year; and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate on ordinary income in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary share cannot be treated as capital, even if you hold the ordinary share as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock (but not our warrants) to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the ordinary shares are regularly traded on the Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock (but not warrants) in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary share. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC (no such election is available to warrants). A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes. U.S. shareholders may make a purging election and make a simultaneous qualified electing fund (QEF) election if the foreign corporation remains a PFIC at the time of the purging election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures about Market Risk”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

Not applicable for annual reports on Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

As of March 31, 2024, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of October 31, 2021, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company plans to put design, implement, and test internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions:

●	Hire addition personnel with experience in US GAAP financial reporting and control procedures; and

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

[Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” under applicable Nasdaq Capital Market standards. The Company’s board of directors has determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

ITEM 16B. CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at http://www.eshallgo.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Marcum Asia CPAs, LLP (“Marcum Asia”) has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended March 31, 2024 and 2023, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Marcum Asia’s fee for the fiscal year ended March 31, 2024 and 2023 was $427,618 and $398,729, respectively.

Audit-Related Fees

There was no audit-related service fees incurred from Marcum Asia, for the fiscal years ended March 31, 2024 and 2023.

Tax Fees

There was no tax service fees incurred from Marcum Asia for the fiscal years ended March 31, 2024 and 2023.

All Other Fees

There was no other service fees incurred from Marcum Asia in fiscal years ended March 31, 2024 and 2023.

Audit Committee Pre-Approval Policies

Marcum Asia’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by Marcum Asia have been so approved and ratified.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended March 31, 2024.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

As a company incorporated in the Cayman Islands that is listed on The Nasdaq Capital Market, the Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, 5250(b)(3) and 5250(d), the Company elected to be exempt from Nasdaq Listing Rule 5635, which sets forth (A) the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (a) the acquisition of the stock or assets of another company, (b) equity-based compensation of officers, directors, employees or consultants, (c) a change of control, and (d) transactions other than public offerings; (B) general provisions relating to shareholder approval; and (C) the financial viability exception to the shareholder approval requirement.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company.

The insider trading policy establishes guidelines and procedures for the following:

1. No Trading: No Affiliate can trade any securities or enter into a trading plan while possessing material non-public information about us. Affiliates in possession of such information must wait for a 48-hour period after public disclosure and the lapse of one full trading day on Nasdaq before trading. Additionally, affiliates cannot trade during limited trading periods, regardless of the possession of material information. All transactions of securities by officers, directors, and key employees must be pre-approved by our compliance officer.

2. Trading Window: The insider trading policy establishes a trading window for officers, directors, employees, or consultants, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the last day of each fiscal quarter. Trading during the trading window does not provide a safe harbor, and affiliates must comply with all policies. If in doubt, consult the compliance officer before trading.

3. No Tipping: No Affiliate may directly or indirectly disclose any material information to anyone who trades in our securities.

4. Confidentiality: No Affiliate may communicate any material information to anyone outside our Company under any circumstances unless approved by the compliance officer in advance, or to anyone within the Company other than on a need-to-know basis.

5. No Comment: No Affiliate may discuss any internal matters or developments of our Company with anyone outside our Company, except as required in the performance of regular corporate duties. Unless expressly authorized to do otherwise, if an affiliate receives any inquiries about our group or its securities from any press, investment analyst, investor or other outsiders, or any requests for comments or interviews, they should decline to comment and direct the inquiry or request to the compliance officer or any other office designated by the chief executive officer.

6. Corrective Action: If any information that may be considered material information is unintentionally disclosed, any affiliate with knowledge of the disclosure should notify the compliance officer immediately. This allows our Company to determine if any corrective action, such as public disclosure, is necessary.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

ITEM 16K. CYBERSECURITY

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We asses and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association, filed as exhibit 3.1 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
2.2	Description of Securities, filed herewith
4.1	Form of Equity Interest Pledge Agreement, filed as exhibit 10.1 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.2	Form of Exclusive Option Agreement, filed as exhibit 10.2 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.3	Form of Power of Attorney, filed as exhibit 10.3 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.4	Form of Exclusive Business Cooperation Agreement, filed as exhibit 10.4 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.5	Form of Spousal Consent Letter, filed as exhibit 10.5 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.6	Form of Business Contribution Certificate, filed as exhibit 10.6 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.7	Form of Power of Attorney, filed as exhibit 10.7 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.8	Form of Independent Director Offer Letter, filed as exhibit 10.8 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.9	Form of Director Offer Letter, filed as exhibit 10.9 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.10

Translation of Supplier Agreement between Junzhang Digital Technology (Shanghai) Co., Ltd. and Sharp Trading (China) Co., Ltd., filed as exhibit to 10.11 the Form F-1 filed on April 27, 2023 and incorporated by reference herein

4.11

Translation of Supplier Agreement between Shanghai Lixin Office Equipment Co., Ltd. and Shanghai Mingzhe Office Equipment Co., Ltd. and Sharp Trading (China) Co., Ltd., filed as exhibit to 10.12 the Form F-1 filed on April 27, 2023 and incorporated by reference herein

4.12	Translation of Form of Supplier Agreement with Fujifilm BI Business Development (Shanghai) Corp., filed as exhibit to 10.13 the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.13	Translation of Form of Service Agreement between Junzhang Shanghai and its subsidiary, filed as exhibit to 10.14 the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.14

Translation of Form of Service Agreement between subsidiary of Junzhang Shanghai and local service outlets, filed as exhibit to 10.15 the Form F-1 filed on April 27, 2023 and incorporated by reference herein

4.15

Supplementary Agreement to Exclusive Business Cooperation Agreement dated December 3, 2021, by and between WFOE and Junzhang Shanghai, filed as exhibit to 10.16 the Form F-1 filed on April 27, 2023 and incorporated by reference herein

4.16

Supplementary Agreement to Exclusive Business Cooperation Agreement dated July 30, 2021, by and between WFOE and Junzhang Beijing, filed as exhibit to 10.17 the Form F-1 filed on April 27, 2023 and incorporated by reference herein

8.1	List of Subsidiaries, filed herewith

11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 99.2 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
11.2	Insider Trading Policy, filed herewith
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ESHALLGO INC

By:	/s/ Qiwei Miao
Name:	Qiwei Miao
Title:	Director and Chief Executive Officer

Date: July 31, 2024

ESHALLGO INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of EShallGo Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, changes in equity, and cash flow for the year ended March 31, 2022, and the related notes of EShallGo Inc and its subsidiaries (collectively, the “Company”) (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Friedman LLP

Friedman LLP

We have served as the Company’s auditor from 2021 to 2022.

New York, New York

December 22, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eshallgo Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eshallgo Inc (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of income and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York
July 31, 2024

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	As of March 31,	As of March 31,
	2024	2023

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (including amounts of the consolidated VIEs of $5,310,244 and $4,856,560 as of March 31, 2024 and 2023, respectively)	$5,362,101	$4,949,836
Short-term investments (including amounts of the consolidated VIEs of $1,131,267 and $811,498 as of March 31, 2024 and 2023, respectively)	1,131,267	811,498
Accounts receivable, net (including amounts of the consolidated VIEs of $4,967,146 and $5,808,774 as of March 31, 2024 and 2023, respectively)	4,967,146	5,808,774
Accounts receivable - related parties (including amounts of the consolidated VIEs of $232,620 and $623,611 as of March 31, 2024 and 2023, respectively)	232,620	623,611
Advance to vendors, net (including amounts of the consolidated VIEs of $1,837,209 and $2,011,718 as of March 31, 2024 and 2023, respectively)	1,837,209	2,011,718
Advance to vendors - related parties (including amounts of the consolidated VIEs of $189,733 and $624,375 as of March 31, 2024 and 2023, respectively)	189,733	624,375
Inventories, net (including amounts of the consolidated VIEs of $1,963,166 and $2,306,846 as of March 31, 2024 and 2023, respectively)	1,963,166	2,306,846
Due from related parties (including amounts of the consolidated VIEs of $313,765 and $341,846 as of March 31, 2024 and 2023, respectively)	366,761	341,846
Finance receivables, net (including amounts of the consolidated VIEs of $100,564 and $141,275 as of March 31, 2024 and 2023, respectively)	100,564	141,275
Prepaid expenses and other current assets, net (including amounts of the consolidated VIEs of $1,895,276 and $608,048 as of March 31, 2024 and 2023, respectively)	1,923,001	637,274
TOTAL CURRENT ASSETS	18,073,568	18,257,053

Property and equipment, net (including amounts of the consolidated VIEs of $599,831 and $977,120 as of March 31, 2024 and 2023, respectively)	599,831	977,120
Right-of-use assets, net (including amounts of the consolidated VIEs of $346,995 and $443,238 as of March 31, 2024 and 2023, respectively)	346,995	443,238
Deferred tax assets, net (including amounts of the consolidated VIEs of $47,585 and $52,188 as of March 31, 2024 and 2023, respectively)	47,585	52,188
Long-term receivable, net (including amounts of the consolidated VIEs of $197,005 and $327,169 as of March 31, 2024 and 2023, respectively)	197,005	327,169
Finance receivables, net (including amounts of the consolidated VIEs of $96,961 and $143,014 as of March 31, 2024 and 2023, respectively)	96,961	143,014
Other non-current assets, net (including amounts of the consolidated VIEs of $324,723 and $494,738 as of March 31, 2024 and 2023, respectively)	324,723	494,738
TOTAL NONCURRENT ASSETS	1,613,100	2,437,467
TOTAL ASSETS	$19,686,668	$20,694,520

	As of March 31,	As of March 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loan (including amounts of the consolidated VIEs of $nil and $145,603 as of March 31, 2024 and 2023, respectively)	$—	$145,603
Accounts payable (including amounts of the consolidated VIEs of $922,195 and $1,721,055 as of March 31, 2024 and 2023, respectively)	922,195	1,721,055
Accounts payable - related parties (including amounts of the consolidated VIEs of $1,387 and $9,530 as of March 31, 2024 and 2023, respectively)	1,387	9,530
Deferred revenue (including amounts of the consolidated VIEs of $598,661 and $584,644 as of March 31, 2024 and 2023, respectively)	598,661	584,644
Payroll payable (including amounts of the consolidated VIEs of $233,556 and $347,219 as of March 31, 2024 and 2023, respectively)	233,556	347,219
Taxes payable (including amounts of the consolidated VIEs of $268,710 and $283,632 as of March 31, 2024 and 2023, respectively)	268,710	283,632
Due to related parties (including amounts of the consolidated VIEs of $7,348 and $177,867 as of March 31, 2024 and 2023, respectively)	7,348	177,867
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of $105,159 and $204,485 as of March 31, 2024 and 2023, respectively)	105,159	204,485
Deferred tax liabilities (including amounts of the consolidated VIEs of $78 and $5,174 as of March 31, 2024 and 2023, respectively)	78	5,174
Operating lease liabilities (including amounts of the consolidated VIEs of $248,562 and $286,906 as of March 31, 2024 and 2023, respectively)	248,562	286,906
TOTAL CURRENT LIABILITIES	2,385,656	3,766,115

Operating lease liabilities (including amounts of the consolidated VIEs of $186,833 and $195,010 as of March 31, 2024 and 2023, respectively)	186,833	195,010
Other long-term payable (including amounts of the consolidated VIEs of $6,313 and $6,638 as of March 31, 2024 and 2023, respectively)	6,313	6,638
TOTAL NONCURRENT LIABILITIES	193,146	201,648
TOTAL LIABILITIES	2,578,802	3,967,763

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary share, par value $0.0001 per share, 90,000,000 shares authorized, 14,629,000 and 14,429,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively	1,463	1,443
Class B ordinary share, par value $0.0001 per share, 10,000,000 shares authorized, 5,856,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively	586	586
Additional paid-in capital	3,175,965	2,717,644
Statutory reserves	645,538	633,163
Retained earnings	7,730,437	7,734,160
Accumulated other comprehensive loss	(811,556)	(284,967)
TOTAL SHAREHOLDERS’ EQUITY	10,742,433	10,802,029
Non-controlling interest	6,365,433	5,924,728
TOTAL EQUITY	17,107,866	16,726,757

TOTAL LIABILITIES AND EQUITY	$19,686,668	$20,694,520

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended March 31,
	2024	2023	2022

REVENUE
Revenue - third party	$16,479,101	$17,880,034	$22,949,843
Revenue - related party	484,856	545,278	925,488
Total revenue	16,963,957	18,425,312	23,875,331

COST OF REVENUE
Cost of revenue - third party	12,179,780	13,432,351	15,777,104
Cost of revenue - related party	212,702	294,140	476,487
Total cost of revenue	12,392,482	13,726,491	16,253,591

GROSS PROFIT	4,571,475	4,698,821	7,621,740

OPERATING EXPENSES
Selling expenses	925,395	1,014,513	1,188,585
General and administrative expenses	2,512,566	2,116,248	3,176,599
Research and development expenses	223,136	250,344	302,479

Total operating expenses	3,661,097	3,381,105	4,667,663

INCOME FROM OPERATIONS	910,378	1,317,716	2,954,077

OTHER INCOME, NET
Interest income, net	10,575	17,508	27,190
Investment income	34,982	24,230	49,969
Other income, net	14,198	18,301	29,915
Total other income, net	59,755	60,039	107,074

INCOME BEFORE INCOME TAX PROVISION	970,133	1,377,755	3,061,151

PROVISION FOR INCOME TAXES	124,802	107,829	163,587

NET INCOME	845,331	1,269,926	2,897,564

Less: net income attributable to non-controlling interest	836,679	792,237	1,069,204

NET INCOME ATTRIBUTABLE TO ESHALLGO INC	$8,652	$477,689	$1,828,360

COMPREHENSIVE INCOME (LOSS)
Net income	845,331	1,269,926	2,897,564
Foreign currency translation loss	(824,343)	(1,220,142)	476,007
Comprehensive loss	20,988	49,784	3,373,571
Less: Comprehensive loss attributable to non-controlling interest	538,925	362,261	1,332,370

COMPREHENSIVE LOSS ATTRIBUTABLE TO ESHALLGO INC	$(517,937)	$(312,477)	$2,041,201

Earnings per common share - basic and diluted	$0.00	$0.02	$0.09
Weighted average shares - basic and diluted	20,402,808	20,133,521	20,000,000

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for the number of shares)

								Accumulated
	Ordinary Shares							Other	Total
	Class A		Class B		Additional Paid	Statutory	Retained	Comprehensive	Shareholders’	Non-controlling
	Shares	Amount	Shares	Amount	in Capital	Reserves	Earnings	Income (loss)	Equity	Interest	Total Equity
Balance as of March 31, 2021	14,144,000	$1,414	5,856,000	$586	$1,401,286	$518,899	$5,542,375	$292,358	$7,756,918	$4,162,304	$11,919,222
Capital contribution	—	—	—	—	768,020	—	—	—	768,020	67,793	835,813
Net income for the year	—	—	—	—	—	—	1,828,360	—	1,828,360	1,069,204	2,897,564
Appropriation to statutory reserve	—	—	—	—	—	90,942	(90,942)	—	—	—	—
Foreign currency translation gain	—	—	—	—	—	—	—	212,841	212,841	263,166	476,007
Balance as of March 31, 2022	14,144,000	$1,414	5,856,000	$586	$2,169,306	$609,841	$7,279,793	$505,199	$10,566,139	$5,562,467	$16,128,606

Issuance of Class A Ordinary Share	285,000	29	—	—	548,338	—	—	—	548,367	—	548,367
Net income for the year	—	—	—	—	—	—	477,689	—	477,689	792,237	1,269,926
Appropriation to statutory reserve	—	—	—	—	—	23,322	(23,322)	—	—	—	—
Foreign currency translation loss	—	—	—	—	—	—	—	(790,166)	(790,166)	(429,976)	(1,220,142)
Balance as of March 31, 2023	14,429,000	$1,443	5,856,000	$586	$2,717,644	$633,163	$7,734,160	$(284,967)	$10,802,029	$5,924,728	$16,726,757

Issuance of Class A Ordinary Share	200,000	20	—	—	458,321	—	—	—	458,341	—	458,341
Refund of capital contribution - capital reduction	—	—	—	—	—	—	—	—	—	(98,220)	(98,220)
Net income for the year	—	—	—	—	—	—	8,652	—	8,652	836,679	845,331
Appropriation to statutory reserve	—	—	—	—	—	12,375	(12,375)	—	—	—	—
Foreign currency translation loss	—	—	—	—	—	—	—	(526,589)	(526,589)	(297,754)	(824,343)
Balance as of March 31, 2024	14,629,000	$1,463	5,856,000	$586	$3,175,965	$645,538	$7,730,437	$(811,556)	$10,742,433	$6,365,433	$17,107,866

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended March 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$845,331	$1,269,926	$2,897,564
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	387,779	379,947	295,040
Loss from disposal of property and equipment	—	4,742	9,973
Amortization right-of-use assets	221,924	252,356	257,929
Allowance for (net recovery of) credit losses and doubtful accounts	(175,819)	(117,510)	266,945
Provision for (reversal) of inventory reserve	(2,352)	(1,457)	502
Deferred income tax provision (benefit)	(2,530)	34,490	(16,655)

Changes in operating assets and liabilities:
Accounts receivable	674,111	(1,328,948)	(1,753,464)
Accounts receivable-related parties, net	363,896	6,355	(656,829)
Inventories	235,154	145,697	(16,327)
Advance to vendors	144,178	(257,233)	(1,115,177)
Advance to vendors-related parties	407,932	(65,643)	(224,065)
Prepaid expenses and other current assets	(172,823)	(70,021)	165,198
Long-term receivable	110,104	106,319	362,519
Finance receivables	100,258	42,663	(47,030)
Other non-current assets	128,170	(328,340)	(131,123)
Accounts payable	(721,380)	758,843	(68,302)
Accounts payable-related parties	(7,750)	(82,264)	98,033
Deferred revenue	43,095	167,023	(88,413)
Payroll payable	(97,864)	84,610	182,633
Taxes payable	(1,025)	58,619	119,450
Accrued expenses and other current liabilities	(90,163)	(4,728)	(105,819)
Operating lease liabilities	(169,808)	(271,506)	(223,231)
Other long-term payable	—	—	7,104
Net cash provided by operating activities	2,220,418	783,940	216,455

Cash flows from investing activities:
Purchase of property and equipment	(55,216)	(353,974)	(919,541)
Proceeds from disposal of property and equipment	—	18,453	23,528
Payment made for short-term loans to third parties	(1,170,183)	—	—
Proceeds from long-term loans to third parties	13,565	—	—
Purchase of short-term investments	(3,019,257)	(1,599,964)	(4,177,230)
Redemption of short-term investments	2,656,228	3,356,390	2,527,957
Collections received from (payments made to) related parties	(42,078)	(257,946)	282,027
Net cash provided by (used in) investing activities	(1,616,941)	1,162,959	(2,263,259)

Cash flows from financing activities:
Proceeds from short-term bank loan	6,990	145,930	—
Repayment of short-term bank loan	(146,791)	—	—
Payment received from additional capital contribution	—	—	835,813
Proceeds received from issuance of Class A ordinary share	458,341	548,367	—
Capital reduction refund	(98,220)	—	—
Payments made for deferred offering costs	(6,527)	(97,510)	(375,871)
Proceeds from (repayments of) loans from related parties	(163,362)	(75,894)	239,429
Net cash provided by financing activities	50,431	520,893	699,371

Effect of changes of foreign exchange rates on cash and cash equivalents	(241,643)	(185,351)	137,380

Net increase (decrease) in cash and cash equivalents	412,265	2,282,441	(1,210,053)

Cash and cash equivalents, beginning of year	4,949,836	2,667,395	3,877,448

Cash and cash equivalents, end of year	$5,362,101	$4,949,836	$2,667,395

Supplemental disclosure of cash flow information
Cash paid for income tax	$115,933	$81,386	$143,394
Cash paid for interest	$774	$—	$—

Supplemental non-cash financing activity:
Right of use assets obtained in exchange for operating lease liabilities	$223,681	$257,883	$274,109
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$60,137	$7,204	$257,646

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Eshallgo Inc. (“Eshallgo” or the “Company”), through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is engaged in the business of sales and leasing of office equipment, and related maintenance services in the People’s Republic of China (“PRC”).

Organization

Eshallgo Inc. was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 16, 2021.

Eshallgo Inc. owns 100% of the equity interests of Junzhang Monarch Limited (“Eshallgo HK”), a limited liability company formed under the laws of Hong Kong on June 30, 2021.

On July 22, 2021, Shanghai Eshallgo Enterprise Development (Group) Co. (“Eshallgo WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Eshallgo HK.

Eshallgo, Eshallgo HK, and Eshallgo WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, Mr. Zhidan Mao, the chairman of the board of directors and the chief executive officer of the Company, and his close family members, were the controlling shareholders of the following entities: (1) Junzhang Digital Technology (Shanghai) Co., Ltd. (“Junzhang Shanghai”), formed in Shanghai City, China on April 23, 2015; (2) Junzhang Digital Technology (Beijing) Co., Ltd. (“Junzhang Beijing”), formed in Beijing City, China on June 9, 2021. Junzhang Shanghai and Junzhang Beijing were all formed as limited liability companies pursuant to PRC laws. Junzhang Shanghai and Junzhang Beijing are primarily engaged in the business of providing customers a comprehensive range of office equipment solution services in the PRC. Junzhang Shanghai has one wholly-owned subsidiary and twenty other subsidiaries with 55% majority ownership, located across China. Junzhang Shanghai and its subsidiaries and Junzhang Beijing are collectively referred to as the “Eshallgo Operating Companies” below.

Upon the completion of the Reorganization as disclosed below, the Company has subsidiaries in countries and jurisdictions in Cayman Islands, Hong Kong, and the PRC. Details of the subsidiaries of the Company as of March 31, 2024 were set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Eshallgo Inc	June 16, 2021	Cayman Islands	Parent, 100%	Investment holding

Junzhang Monarch Limited	June 30, 2021	Hong Kong	100%	Investment holding

Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.	July 22, 2021	Shanghai, PRC	100%	WFOE, Investment holding

Junzhang Digital Technology (Shanghai) Co., Ltd.	April 23, 2015	Shanghai, PRC	VIE	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Beijing) Co., Ltd.	June 9, 2021	Beijing, PRC	VIE	Sale, leasing, and maintenance of office equipment

Shanghai Lixin Office Equipment Co., Ltd. (“Lixin”)	September 5, 2008	Shanghai, PRC	100%	Sale, leasing, and maintenance of office equipment

ESHALLGO Office Supplies (Shanghai) Co., Ltd. (“Shanghai”)	October 30, 2015	Shanghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Changchun ESHALLGO Information Technology Co, Ltd. (“Changchun”)	March 10, 2016	Changchun, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Shijiazhuang ESHALLGO Information Technology Co, Ltd. (“Shijiazhuang”)	February 26, 2016	Shijiazhuang, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Guangzhou ESHALLGO Office Equipment Leasing Co., Ltd. (“Guangzhou”)	July 12, 2016	Guangzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Tianjin ESHALLGO Office Equipment Leasing Co., Ltd. (“Tianjin”)	December 6, 2016	Tianjin, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Ningbo Haishu ESHALLGO Junzhang Digital Technology Co., Ltd. (“Ningbo”)	October 19, 2016	Ningbo, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Zhengzhou Junzhang Office Equipment Co., Ltd. (“Zhengzhou”)	October 30, 2017	Zhengzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Chengdu Junzhang digital Technology Co., Ltd. (“Chengdu”)	August 15, 2016	Chengdu, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Hefei Junzhang EESHALLGO Digital Products Co., Ltd. (“Hefei”)	July 27, 2017	Hefei, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Chongqing ESHALLGO Office Equipment Co., Ltd. (“Chongqing”)	December 30, 2016	Chengdu, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Beijing ESHALLGO Technology Development Co., Ltd. (“Beijing”)	March 28, 2016	Beijing, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Harbin ESHALLGO Information Technology Co., Ltd. (“Harbin”)	April 5, 2016	Harbin, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Xi’an ESHALLGO Information Technology Co., Ltd. (“Xi’an”)	March 22, 2017	Xi’an, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Shenzhen ESHALLGO Information Technology Co., Ltd.(“Shenzhen”)	August 19, 2016	Shenzhen, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Shanghai Changyun Industrial Development Co., Ltd. (“Changyun”)	December 29, 2020	Shanghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Hangzhou ESHALLGO Information Technology Co., Ltd. (“Hangzhou”)	January 22, 2016	Hangzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Kunming ESHALLGO Information Technology Co., Ltd. (“Kunming”)	January 12, 2017	Kunming, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Qingdao ESHALLGO Information Technology Co., Ltd. (“Qingdao”)	March 29, 2016	Qingdao, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Qinghai ESHALLGO Information Technology Co., Ltd. (“Qinghai”)	June 21, 2018	Qinghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Nanjing) Co., Ltd. (“Nanjing”)*	May 12, 2021	Nanjing, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Suzhou) Co., Ltd. (“Su Zhou”)*	March 11, 2022	Jiangsu, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Changzhou) Co., Ltd. (“Changzhou”)*	June 9, 2022	Jiangsu, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

Zibo ESHALLGO Information Technology Co., Ltd. (“Zibo”)*	July 25, 2022	Shandong, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

*: as of the date of this report, there was no operations at these entities.

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on December 3, 2021. The Reorganization involved the formation of Eshallgo, Eshallgo HK and Eshallgo WFOE, and signing of certain contractual arrangements between Eshallgo WFOE, the shareholders of the Eshallgo Operating Companies and the Eshallgo Operating Companies. Consequently, the Company became the ultimate holding company of Eshallgo HK, Eshallgo WFOE, Junzhang Shanghai, and Junzhang Beijing.

On July 30, 2021, Eshallgo WFOE entered into a series of contractual arrangements with the shareholders of Junzhang Beijing. On December 3, 2021, Eshallgo WFOE entered into a series of contractual arrangements with the shareholders of Junzhang Shanghai. These agreements include Equity Interest Pledge Agreements, an Exclusive Business Cooperation Agreement, Exclusive Option Agreements, Powers of Attorney, and Spouse Consents (collectively the “VIE Agreements”). Pursuant to these VIE Agreements, Eshallgo WFOE has the exclusive right to provide to the Eshallgo Operating Companies consulting services related to business operations including technical and management consulting services. The VIE agreements are designed to render WFOE as the primary beneficiary of and entitle Eshallgo of rights to consolidate Junzhang Beijing and Junzhang Shanghai for accounting purposes. As a result of our direct ownership in Eshallgo WFOE and signing of these VIE Agreements, we believe that the Eshallgo Operating Companies should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of the VIEs. We treat the VIEs as our consolidated entities under ASC 810.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost.

The VIE contractual arrangements

The Company’s main operating entities, Junzhang Shanghai and its subsidiaries and Junzhang Beijing (or the “Eshallgo Operating Companies” as referred above), are controlled through contractual arrangements by the Company.

Eshallgo WFOE has entered into the following arrangements with its VIEs

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into among EShallGo WFOE, Junzhang Beijing/Junzhang Shanghai and the shareholders of Junzhang Beijing/Junzhang Shanghai, respectively, the shareholders of Junzhang Beijing/Junzhang Shanghai pledged all of their equity interests in Junzhang Beijing/Junzhang Shanghai to EShallGo WFOE to guarantee Junzhang Beijing or Junzhang Shanghai’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders’ power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by EShallGo WFOE in enforcing such obligations of Junzhang Beijing, Junzhang Shanghai, or their shareholders. In the event of default defined therein, upon written notice to the shareholders of Junzhang Beijing or Junzhang Shanghai, EShallGo WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Junzhang Beijing or Junzhang Shanghai and priority in receiving the proceeds from such disposition. The shareholders of Junzhang Beijing or Junzhang Shanghai agree that, without EShallGo WFOE’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness have been fully paid. The shareholders, Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Exclusive Business Cooperation Agreement

EShallGo WFOE and Junzhang Beijing, and EShallGo WFOE and Junzhang Shanghai entered into exclusive business cooperation agreements, pursuant to which EShallGo WFOE has the exclusive right to provide to Junzhang Beijing or Junzhang Shanghai technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. EShallGo WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Junzhang Beijing and Junzhang Shanghai agree to pay EShallGo WFOE service fees at an amount as determined by EShallGo WFOE. This agreement will remain effective upon execution, and unless terminated in accordance with the provisions of this agreement or terminated in writing by EShallGo WFOE. Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. On July 30, 2021 and December 3, 2021, WFOE executed a supplementary agreement to the Exclusive Business Cooperation Agreement with Junzhang Beijing and Junzhang Shanghai, respectively, which amended the “services fee” to be VIEs’ net income, which is pretax income after deducting relevant costs and reasonable expenses.

Exclusive Option Agreement

EShallGo WFOE, Junzhang Beijing and each of the shareholders of Junzhang Beijing, Junzhang Shanghai and each of the shareholders of Junzhang Shanghai have entered into exclusive option agreements, pursuant to which each of the shareholders of Junzhang Beijing and Junzhang Shanghai irrevocably granted EShallGo WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Junzhang Beijing and Junzhang Shanghai, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Junzhang Beijing and Junzhang Shanghai undertake that, without the prior written consent of EShallGo WFOE, they may not increase or decrease the registered capital or change its structure of registered capital in other manners, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interests in Junzhang Beijing or Junzhang Shanghai held by the shareholders of Junzhang Beijing and Junzhang Shanghai are transferred or assigned to EShallGo WFOE or its designated person(s). The shareholders of Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Shareholders’ Power of Attorney

Under each Power of Attorney, each Shareholder authorizes WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) the attendance of the shareholder’s meeting; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the PRC laws and the Articles of Association of QQJ Network, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director and/or director, supervisor, general manager and other senior management members of Junzhang Beijing and Junzhang Shanghai.

Each of the Powers of Attorney shall be irrevocable and continuously valid from the date of its execution, and shall remain effective so long as the relevant Shareholder is a shareholder of Junzhang Beijing and Junzhang Shanghai.

Spousal Consent Letters

The spouses of the Shareholders of Junzhang Beijing and Junzhang Shanghai have each signed a spousal consent letter, pursuant to which, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Interest Pledge Agreement, Exclusive Option Agreement and Power of Attorney, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in Junzhang Beijing and Junzhang Shanghai held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, because it met the condition under accounting principles generally accepted in the United States of America (“U.S. GAAP”) to consolidate the VIE.

Eshallgo WFOE is deemed to have a controlling financial interest in and be the primary beneficiary of the Eshallgo Operating Companies because it has both of the following characteristics:

●	The power to direct activities of the Eshallgo Operating Companies that most significantly impact such entities’ economic performance, and
●	The obligation to absorb losses of, and the right to receive benefits from, the Eshallgo Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Eshallgo Operating Companies shall pay service fees equal to all of their net profit after tax payments to Eshallgo WFOE. Accordingly, Eshallgo WFOE has the right to receive substantially all of the Eshallgo Operating Companies’ economic benefits for accounting purposes. Such contractual arrangements are designed so that the operations of the Eshallgo Operating Companies are solely for the benefit of Eshallgo WFOE and ultimately, the Company, and therefore the Company must consolidate the Eshallgo Operating Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIEs and the shareholders of the VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the VIEs;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the VIEs;
●	limit the Company’s business expansion in China by way of entering into contractual arrangements;
●	impose fines or other requirements with which the Company’s PRC subsidiary and the VIEs may not be able to comply;
●	require the Company or the Company’s PRC subsidiary and the VIEs to restructure the relevant ownership structure or operations; or
●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its office equipment solution service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exercise its rights as the primary beneficiary over the VIEs and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIEs. The Company, Eshallgo HK and Eshallgo WFOE are essentially holding companies and do not have active operations through March 31, 2024. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of income and comprehensive income (loss) as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operating results and cash flow of the VIEs and VIE’s subsidiaries. The Company has not provided any financial support to the VIEs for the years ended March 31, 2024, 2023 and 2022.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	March 31,	March 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,310,244	$4,856,560
Short-term investments	1,131,267	811,498
Accounts receivable, net	4,967,146	5,808,774
Accounts receivable - related parties	232,620	623,611
Advance to vendors, net	1,837,209	2,011,718
Advance to vendors - related parties	189,733	624,375
Inventories, net	1,963,166	2,306,846
Due from related parties	313,765	341,846
Finance receivables, net	100,564	141,275
Prepaid expenses and other current assets, net	1,895,276	608,048
TOTAL CURRENT ASSETS	17,940,990	18,134,551

Property and equipment, net	599,831	977,120
Right-of-use assets, net	346,995	443,238
Deferred tax assets, net	47,585	52,188
Long-term receivable, net	197,005	327,169
Finance receivables, net	96,961	143,014
Other non-current assets, net	324,723	494,738
TOTAL NONCURRENT ASSETS	1,613,100	2,437,467
TOTAL ASSETS	$19,554,090	$20,572,018

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loan	$—	$145,603
Accounts payable	922,195	1,721,055
Accounts payable - related parties	1,387	9,530
Deferred revenue	598,661	584,644
Payroll payable	233,556	347,219
Taxes payable	268,710	283,632
Due to related parties	7,348	177,867
Accrued expenses and other current liabilities	105,159	204,485
Deferred tax liabilities	78	5,174
Operating lease liabilities	248,562	286,906
TOTAL CURRENT LIABILITIES	2,385,656	3,766,115

Operating lease liabilities	186,833	195,010
Other long-term payable	6,313	6,638
TOTAL NONCURRENT LIABILITIES	193,146	201,648
TOTAL LIABILITIES	2,578,802	3,967,763

	For the Years Ended
	March 31,
	2024	2023	2022
Net revenue	$16,963,957	$18,425,312	$23,875,331
Net income	850,176	1,277,103	2,896,975

	For the Years Ended
	March 31,
	2024	2023	2022
Net cash provided by operating activities	$2,225,194	$793,532	$216,343
Net cash provided by (used in) investing activities	(1,563,434)	1,162,959	(2,263,259)
Net cash provided by financing activities	36,924	443,497	699,371
Effect of exchange rate change on cash and cash equivalents	(245,000)	(210,709)	137,378
Net increase (decrease) in cash and cash equivalents	453,684	2,189,279	(1,210,167)
Cash and cash equivalents, beginning of year	4,856,560	2,667,281	3,877,448
Cash and cash equivalents, end of year	$5,310,244	$4,856,560	$2,667,281

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and the VIEs and VIEs’ subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

For the Company’s consolidated subsidiaries and the VIEs, non-controlling interests are recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of income and comprehensive income (loss) to distinguish the interests from that of the controlling shareholder.

As of March 31, 2024 and 2023, non-controlling interest equity consisted of the following:

		As of
	Percentage of ownership of	March 31,	March 31,
Entity	non-controlling interest	2024	2023
Shanghai	45%	$234,941	$371,562
Beijing	45%	771,142	718,038
Qinghai	45%	235,710	155,413
Harbin	45%	463,615	400,996
Zhengzhou	45%	361,825	338,329
Chengdu	45%	260,054	223,358
Guangzhou	45%	279,086	263,581
Changchun	45%	331,372	282,477
Hefei	45%	262,357	237,479
Hangzhou	45%	448,796	456,811
Tianjin	45%	401,220	335,068
Shenzhen	45%	147,123	161,240
Qingdao	45%	95,005	70,669
Kunming	45%	649,401	498,348
Xi'an	45%	260,115	241,971
Shijiazhuang	45%	601,817	455,805
Ningbo	45%	180,341	176,260
Chongqing	45%	166,827	172,238
Changyun (1)	45%	214,686	365,085
Nanjing	45%	—	—
Su Zhou	45%	—	—
Changzhou	45%	—	—
Zibo	45%	—	—
Total non-controlling interest		$6,365,433	$5,924,728

(1)	On March 17, 2023, the shareholders of the Changyun approved a reduction of its registered capital from RMB5.0 million ($699,007) to RMB1.0 million ($139,801), and RMB704,000 ($98,220) of capital contribution was returned to the NCI during the year ended March 31, 2024.

Use of estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These accounting estimates used in the preparation of the consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. These estimates are based on management’s best available information including current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates required to be made by management include, but are not limited to, assessment of the expected credit losses for financial assets, valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets, implicit interest rate of operating leases, and the revenue recognition of leasing of equipment. As a result, actual results may be different from these estimates.

Risks and uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Since the resurgence of the COVID-19 pandemic in March 2022 (“2022 Resurgence”) in China, the Chinese government employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures to reduce the spread of COVID-19. In early December 2022, China announced a nationwide loosening of its zero-covid policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. Although there were significant surges of COVID-19 cases in many cities in China during the period from December 2022 to January 2023, but the spread of the COVID-19 had been slowed down and it was successfully under control currently in China. However, burdened by protracted property crisis, weak consumer and business confidence, mounting local government debts, and slower global growth, the post pandemic economy in China has been recovered at a slower pace than expected. The Company’s total revenue (excluding the impact of foreign currency translation) decreased slightly by 3.9% during the year ended March 31, 2024 as compared to the same period last year. However, due to the depreciation of Renminbi against U.S. dollars of 4.2%, the Company’s total revenues decreased by $1,461,355, or 7.9%, to $16,963,957 for the year ended March 31, 2024 from $18,425,312 for the year ended March 31, 2023. The impact of COVID-19 pandemic still depends on the future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment actions, the Company may experience customer losses, including due to bankruptcy or customers cutting budget or ceasing operations, which may also result in delays in collections or an inability to collect accounts receivable from these customers. The extent to which COVID-19 may continue to impact the Company’s financial condition, results of operations, or liquidity continues to remain uncertain, and as of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities. These estimates may change, as new events occur and additional information is obtained, which will be recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Cash and cash equivalents

Cash include cash on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in these bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Short-term investment

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with variable interest rates with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. The interest earned is recognized in the consolidated statements of income and comprehensive income (loss) as interest income.

As of March 31, 2024 and 2023, the Company had short-term investments balance of $1,131,267 and $811,498, including accrued interests of $23,556 and $10,683, respectively.

Credit Losses

On April 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” by using a modified retrospective transition method, which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on the Company’s financial statements.

The Company’s accounts receivable from third parties and related parties, finance receivable, long-term receivable, loans and security deposits which is included in current and non-current prepaid expenses and other assets line item in the balance sheet are within the scope of ASC Topic 326. The Company uses the roll-rate method to measure the expected credit losses of accounts receivable, finance receivable and long-term receivable on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. For security deposits and loans to third parties, the Company uses the loss-rate method to evaluates the expected credit losses on an individual basis. When establishing the loss rate, the Company makes the assessment on various factors, including historical experience, current economic conditions and other factors that may affect its ability to collect from the debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the consolidated statements of income and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts receivable, net

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable amounted to $133,449 and $256,882 as of March 31, 2024 and 2023, respectively.

Advances to suppliers, net

Advance to suppliers consists of balances paid to suppliers for purchase of office equipment, equipment parts and suppliers and others that have not been used against purchases. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the utilization of the advance becomes doubtful. The Company continually assesses the credit quality of its suppliers and the factors that affect the credit risk and the supplier’s capability of fulfilling the future purchase orders and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for doubtful accounts amounted to $175,135 and $254,538 as of March 31, 2024 and 2023, respectively.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets consist of prepaid social security-employee portion, loans to third parties which are used for short-term funding to support various third-party suppliers and employees, security deposits primarily include security deposits paid to landlords for the Company’s leased offices as well as security deposits paid to the Company’s suppliers, deferred initial public offering costs and others. Loans to third parties and security deposits are within the scope of ASC Topic 326, allowance for credit losses for loans to third parties amounted to $19,647 and $nil as of March 31, 2024 and 2023, respectively, and allowance for credit losses for security deposits and other were both $nil as of March 31, 2024 and 2023, respectively.

Finance receivable, net

Finance receivables consist of receivables in relation to sales-type leases resulting from the sales of equipment. Finance receivables is recorded upon the inception of the lease, and consists the minimum lease payments, net of the unearned interest income and allowance for credit losses. It is recognized as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. Allowance for credit losses amounted to $6,040 and $34,191 as of March 31, 2024 and 2023, respectively.

Inventories, net

Inventories, primarily consisting of purchased equipment, equipment parts and supplies, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded inventory reserve of $19,830 and $23,301 as of March 31, 2024 and 2023, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful Life
Electric equipment	3 years
Machinery and equipment	5 years
Motor vehicles	4 years
Office furniture	5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and comprehensive income (loss) in other income.

Leases

The VIEs, Junzhang Shanghai, Junzhang Beijing and their subsidiaries entered into various operating lease agreements with different landlords to lease office space and warehouse space in major cities in the PRC. All of these leases are accounted for as operating leases, under the adoption of ASC Topic 842 (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of operating lease liabilities, and non-current portion of operating lease liabilities on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the years ended March 31, 2024, 2023 and 2022.

The Company has elected the short-term lease practical expedient, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to the consolidated statements of income and comprehensive income (loss). As of March 31, 2024 and 2023, deferred IPO costs were $433,007 and $448,535, respectively, which are included in prepaid expenses and other current assets in the consolidated balance sheets.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily consists of property and equipment and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets for the years ended March 31, 2024, 2023 and 2022.

Fair value of financial instruments

ASC Topic 820, “Fair Value Measurements and Disclosures,” defines Fair Value (“FV”), and establishes a three-level valuation hierarchy for disclosures of FV measurement that enhances disclosure requirements for FV measures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, accounts receivable due from related parties, due from related parties, prepaid expenses and other current assets, short-term bank loan, accounts payable, accounts payable due to related parties, deferred revenue, payroll payable, due to related parties, and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2024 and 2023 based upon the short-term nature of the assets and liabilities. The Company carries short-term investments in wealth management products at fair value, which are measured at Level 2.

Foreign currency translation

The functional currency for Eshallgo is the U.S Dollar (“US$”). Eshallgo HK uses Hong Kong dollar as its functional currency. However, Eshallgo, and Eshallgo HK currently only serve as the holding companies and did not have active operations as of the date of this report. The Company operates its business through the VIEs in the PRC through March 31, 2024. The functional currency of the VIEs is the Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction.

The reporting currency of the Company is the US$, and the accompanying consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statements”, Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	March 31,	March 31,	March 31,
	2024	2023	2022
Year-end spot rate	US$1=RMB 7.2221	US$1=RMB 6.8680	US$1=RMB 6.3393
Average rate	US$1=RMB 7.1530	US$1=RMB 6.8526	US$1=RMB 6.4180

Revenue recognition

The Company generates its revenues primarily through sales of equipment and provision of services and recognizes revenue in accordance with ASC 606. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue amount represents the invoiced value, net of a value-added tax (the “VAT”). Revenues under bundled arrangements are allocated considering the relative standalone selling prices of the performance obligations included in the bundled arrangement.

More specifically, revenue related to the Company’s products and services is generally recognized as follows:

Revenue from sales of equipment

Revenues from the sale of equipment directly to end customers and distributors, including those from sales-type leases (see “Revenue from leasing of equipment” below), are recognized when obligations under the terms of a contract with our customer are satisfied and control has been transferred to the customer. For equipment placements that require the Company to install the product at the customer location, it has two promises, which are to transfer the products and to provide the installation services. The installation required is not complex and can be completed simultaneously together with delivery of the products and is considered to be immaterial in the context of the contract with the customer. For such arrangements, there is one performance obligation in each contract, which is to provide the requested equipment to the customer and the total consideration under the contract is recognized as revenue when the goods have been delivered and installed at the customer location.

The Company does not offer its customer warranties that can be purchased separately, and the warranties only provide its customers with the peace of mind that the Company will fix or possibly replace the equipment if the original one was faulty, the Company determines that its warranty is assurance-type warranty. Since an assurance-type warranty guarantees the functionality of a product, the warranty is not accounted for as a separate performance obligation, and thus no transaction price is allocated to it.

No significant returns, refund and other similar obligations during the years ended March 31, 2024, 2023 and 2022.

Revenue from leasing of equipment

The Company records rental income from the leasing of equipment in accordance with ASC 842. The two primary lease accounting provisions the Company assesses for the classification of transactions as sales-type or operating leases are: (1) a review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Lease arrangements that meet these conditions are accounted for as sales-type leases and sales profit or loss at lease inception is recognized as noted above for sales of equipment. Lease arrangements that do not meet these conditions are accounted for operating leases. The revenue from an operating lease is recognized on a straight-line basis over the term of the lease.

A significant portion of the Company’s lease to end customers are made through bundled lease arrangements that typically include equipment, financing and maintenance components for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual lease term. These arrangements also typically include an incremental, variable component for excess page volumes consumed. When the customer prints more than the maximum monthly page volume stated in the contract, the Company will charge excess page volume consumed, which are often expressed in terms of price-per-page. Revenue related to the excess page charges is calculated based on actual excess page volume consumed by price-per-page and is recognized when excess pages were used by the customer. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (fixed payments) over the lease term. In applying the lease accounting methodology, the Company only considers the fixed payments for purposes of allocating to the relative fair value elements of the contract.

Revenues under bundled arrangements contains multiple performance obligations, including the lease and non-lease performance obligations. Under sales-type lease, for such bundled arrangements, revenues are allocated considering the relative standalone selling prices of the lease and non-lease deliverables included in the bundled arrangement. Lease deliverables include the equipment and financing, which are recognized on a straight-line basis over the term of the lease, while non-lease deliverables generally consist of supplies and maintenance services, which are generally recognized over the term of the lease as maintenance services revenue as noted below under “Revenue from maintenance services”. The allocation for the lease deliverables begins by allocating revenues to equipment and financing based on their standalone selling price, and the remaining amounts are allocated to the supplies and maintenance services.

For operating lease, since the lease component, if accounted for separately, would be classified as an operating lease, and maintenance services associated with lease are also transfer to the customers over the term of the lease. As both criteria are met, the Company makes the accounting policy election in accordance with ASC 842-10-15-42A, and therefore, the Company chooses to not separate non-lease components from lease components and, instead, to account for each separate lease component and the non-lease components associated with that lease component as a single component.

The Company considers the economic life of most of the products to be five years and there is no significant after-market for the used equipment. The Company believes five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. Residual values are not significant.

With respect to their standalone selling price, the Company performs an analysis based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values determined for the leases. The range of cash selling prices must be reasonably consistent with the lease selling prices in order for the Company to determine that such lease prices are indicative of standalone selling price.

No significant returns, refund and other similar obligations during the years ended March 31, 2024, 2023 and 2022.

Financing:

Finance income attributable to sales-type leases is recognized on the accrual basis using the effective interest method.

Revenue from maintenance services

The Company provides maintenance services for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual term. These arrangements typically include implementation, configuration, training, technical support, and repair of the office equipment, which to ensure the functionality of the machines. These services represent a single performance obligation as they are highly interdependent and interrelated and cannot be separately identifiable. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (fixed payments) over the contractual term. Revenues from maintenance and technical support services are recognized over time as such services are performed in a straight-line basis.

No significant returns, refund and other similar obligations during the years ended March 31, 2024, 2023 and 2022.

Revenue disaggregation

The Company’s disaggregation of revenues for the years ended March 31, 2024, 2023 and 2022 are as the following:

	For the Years Ended
	March 31,
	2024	2023	2022
Revenue from sales of equipment	$13,627,509	$15,117,845	$18,292,294
Revenue from maintenance services	2,090,109	2,184,692	4,083,042
Revenue from leasing of equipment	1,234,320	1,109,840	1,486,633
Revenue from financing	12,019	12,935	13,362
Total revenue	$16,963,957	$18,425,312	$23,875,331
Timing of revenue recognition
Equipment transferred at a point in time	13,627,509	15,117,845	18,292,294
Services rendered over time	3,336,448	3,307,467	5,583,037
Total revenue	16,963,957	18,425,312	23,875,331

All the Company’s revenue are generated in the PRC.

Contract assets and liabilities

The Company does not have contract assets as of March 31, 2024 and 2023. Contract liabilities represent payment has been received from the Company’ customers in advance of the delivery of products or services. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $598,661 and $584,644 as of March 31, 2024 and 2023, respectively. The amount of revenue recognized in the years ended March 31, 2024, 2023 and 2022 that was included in the opening deferred revenue was $328,384, $219,144 and $514,116, respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved.

Costs of revenue

Cost of equipment sold primarily included the costs to purchase the office equipment, inducing the freight-in expenses and ordering expenses. For operating lease, cost of leasing of office equipment primarily included the depreciation expense of equipment leased, and the handling and shipping costs. Cost of maintenance and repair services primarily included the labor, costs of equipment parts and supplies, the transportation expenses, and the costs paid to the contractors in the cases that we outsourced the services.

Research and development expenses

Research and development costs relating to the development of new processes, including significant improvements and refinements to existing processes, are expensed when incurred in accordance with the FASB ASC 730, “Research and Development.” The research and development costs primarily comprise employee costs, consultant fees, travel and transportation fees, and depreciation to property, plant and equipment used in the research and development activities. For the years ended March 31, 2024, 2023 and 2022, total research and development expense were $223,136, $250,344 and $302,479, respectively.

Employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer employee benefits plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries and the VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of income and comprehensive income (loss) amounted to $434,612, $465,962 and $597,825 for the years ended March 31, 2024, 2023 and 2022, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2024, 2023 and 2022. The Company does not believe that there was any uncertain tax provision on March 31, 2024 and 2023. The Company’s subsidiary and the VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended March 31, 2024, 2023 and 2022. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 5% to 13%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2024 and 2023, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in foreign currency translation loss in the consolidated statements of income and comprehensive income (loss).

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are calculated in functional currency and translated into the reporting currency using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant SEC rules and regulations.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions.

Segment reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s Chief Operating Decision Maker (“CODM”) organizes segments within the Company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment. Management determined the Company’s operations constitute a single reportable segment. This reflects the fact that our CODM continues to evaluate our financial information and resources, and continues to assess the performance of these resources, on a consolidated basis. All required financial segment information is therefore included in our consolidated financial statements. 100% of the Company’s assets were located in the PRC and 100% of the Company’s revenues were derived from its wholly owned subsidiaries, and the VIEs and VIEs’ subsidiaries located in the PRC, hence, no disclosure of geographic areas is required for the years ended March 31, 2024, 2023 and 2022.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. This standard was issued in response to the SEC’s disclosure update and simplification initiative, which affects a variety of topics within the Accounting Standards Codification. The amendments apply to all reporting entities within the scope of the affected topics unless otherwise indicated. This ASU will become effective for each amendment on the date on which the SEC removes the related disclosure from its regulations. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective April 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company plans to adopt this guidance effective April 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	March 31,	March 31,
	2024	2023
Accounts receivable	$5,100,595	$6,065,656
Less: allowance for credit loss	(133,449)	(256,882)
Accounts receivable, net	$4,967,146	$5,808,774

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers or service rendered to customers, which has not been collected as of the balance sheet dates.

Allowance for credit loss movement is as follows:

	March 31,	March 31,
	2024	2023
Beginning balance	$256,882	$486,784
Additions	11,738	144,000
Reversal	(123,647)	(336,862)
Foreign currency translation adjustments	(11,524)	(37,040)
Ending balance	$133,449	$256,882

NOTE 4 — LONG-TERM RECEIVABLE, NET

On December 20, 2020, Junzhang Shanghai and one of its subsidiaries entered into two repayment agreements with their customer Shanghai Puli Printing Co., Ltd (“Shanghai Puli”) to extend the repayment dates of Shanghai Puli’s account receivable balance totaling RMB 6,422,747 ($935,170) to June 30, 2022 and December 31, 2025 respectively. The repayment will be made quarterly and annually respectively. The long-term receivable bears interest at the annual rate of 2% on the unpaid balance. On March 29, 2022, these two entities entered into an amended repayment agreement with Shanghai Puli to extend the repayment dates of Shanghai Puli’s account receivable balance as of March 31, 2022 totaling RMB 3,019,507 ($413,903) to December 31, 2023 and March 31, 2026 respectively. The long-term receivable bears interest at the annual rate of 1% on the unpaid balance and the repayment will be made annually respectively. One of the long-term receivables due on December 31, 2023 has been fully collected. As of March 31, 2024 and 2023, the allowance for credit losses was $5,073 and $nil, respectively, and total outstanding balance of the long-term receivable, net was $197,005 and $327,169, respectively.

NOTE 5 — ADVANCE TO VENDORS, NET

Advance to vendors, net consists of the following:

	March 31,	March 31,
	2024	2023
Prepayment for goods	$2,007,865	$2,201,464
Other prepayments	4,479	64,792
Less: allowance for doubtful accounts	(175,135)	(254,538)
Advance to vendors, net	$1,837,209	$2,011,718

Allowance for doubtful accounts for advance to vendors movement is as follows:

	March 31,	March 31,
	2024	2023
Beginning balance	$254,538	$185,816
(Reversal) additions	(67,570)	83,213
Foreign currency translation adjustments	(11,833)	(14,491)
Ending balance	$175,135	$254,538

NOTE 6 — INVENTORIES, NET

Inventories, net consists of the following:

	March 31,	March 31,
	2024	2023
Purchased office equipment for sale	$1,239,240	$1,878,037
Equipment parts and supplies	695,023	428,176
Other supplies	48,733	23,934
Subtotal	1,982,996	2,330,147
Less: inventory reserve	(19,830)	(23,301)
Inventories, net	$1,963,166	$2,306,846

The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

	March 31,	March 31,
	2024	2023
Prepaid social security-employee portion	$2,709	$2,111
Loans to third parties and employees (a)	1,307,874	86,674
Security deposits	94,520	83,229
Deferred IPO costs	433,007	448,535
Others	104,538	16,725
Subtotal	1,942,648	637,274
Less: allowance for credit loss	(19,647)	—
Prepaid expenses and other current assets, net	$1,923,001	$637,274
(a)	Loans to third-parties and employees are mainly used for short-term funding to support various third-party suppliers and employees. These loans bear no interest and have terms of no more than one year. As of March 31, 2024 and 2023, the allowance for credit losses was $19,647 and $ nil, respectively.

NOTE 8 — FINANCE RECEIVABLES, NET

Finance receivables, net which consists of installment of sales-type leases, were as follows:

	March 31,	March 31,
	2024	2023
Gross receivables	$216,648	$341,910
Unearned income	(13,083)	(23,430)
Subtotal	203,565	318,480
Provision for credit loss	(6,040)	(34,191)
Finance receivables, net	197,525	284,289
Less: finance receivables, net – current	(100,564)	(141,275)
Finance receivables, net – non-current	$96,961	$143,014

The allowance for credit losses represents an estimate of the losses expected to be incurred by the Company from its finance receivable.

As of March 31,2024, future minimum lease receivables under non-cancelable sales-type lease agreement are as follows:

Lease
Receivable
2025	$107,647
2026	64,833
2027	25,804
2028	18,058
2029 and thereafter	306
Total	$216,648

NOTE 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	March 31,	March 31,
	2024	2023
Electric equipment	$46,264	$46,393
Machinery and equipment	1,103,319	1,114,242
Office furniture	51,213	53,854
Motor vehicles	250,933	263,871
Leasehold improvement	269,238	283,119
Subtotal	1,720,967	1,761,479
Less: accumulated depreciation	(1,121,136)	(784,359)
Property and equipment, net	$599,831	$977,120

Depreciation expense was $387,779, $379,947 and $295,040 for the years ended March 31, 2024, 2023 and 2022, respectively.

Machinery and Equipment records the equipment on operating lease, and the accumulated depreciation were as follows:

	March 31,	March 31,
	2024	2023
Equipment on operating lease	$1,103,319	$1,114,242
Less: accumulated depreciation	(738,769)	(499,005)
Equipment on operating lease, net	$364,550	$615,237

NOTE 10 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	March 31,	March 31,
	2024	2023
Customer security deposit (1)	$71,333	$97,022
Professional service fee payable	—	60,000
Rent payable	9,720	17,739
Others	24,106	29,724
Accrued expenses and other current liabilities	$105,159	$204,485
(1)	Customer security deposit mainly includes deposits paid by customers of leasing equipment business.

NOTE 11 — RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Shanghai Tuwen Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Changyun
Shanghai Mingzhe Office Equipment Co., Ltd.	An entity partially owned by the officer of Lixin before April 1, 2023, the entity ceased to be a related party to the Company since April 1, 2023.
Shanghai Yaodun Science and Technology Development Center	An entity owned by the Company’s chairman and CEO
Qingdao Lixing Technology Co., Ltd.	An entity partially owned by the Supervisor of Qingdao
Qingdao Lixing Technology Co., Ltd. (Xin Xi Cheng Branch)	Subsidiary of Qingdao Lixing Technology Co., Ltd.
Hebei Shilong Digital Technology Co., Ltd.	The officer of this entity is the Company’s minority shareholder before April 1, 2023, the entity ceased to be a related party to the Company since April 1, 2023.
Kunming Jinbi Office Equipment Co., Ltd.	The general manager of this entity is the Supervisor of Kunming
Qinghai Jiayuan Mingyue Trade Co., Ltd.	An entity partially owned by the non-controlling shareholder who owns 45% of Qinghai
Anhui New Yalian Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Youshi Innovation Business Group Co., Ltd.	An entity partially owned by the non-controlling shareholder who owns 45% of Beijing
Ningbo Lihong Information System Engineering Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Yue Yan (Shanghai) Digital Technology Co., Ltd.	An entity owned by the officer of the Company
Qinghai Chengchuang ideal Trading Co. Ltd.	An entity partially owned by the director of Qinghai

a. Accounts receivable - related parties

Accounts receivable - related parties consisted of the following:

	March 31,	March 31,
	2024	2023
Anhui New Yalian Office Equipment Co., Ltd.	$132,399	$167,774
Hebei Leading Future Technology Co., Ltd.	48,604	—
Shanghai Tuwen Office Equipment Co., Ltd.	30,780	158,358
Qinghai Jiayuan Mingyue Trade Co., Ltd.	—	53,027
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	7,619	84,962
Hebei Shilong Digital Technology Co., Ltd.	—	133,460
Others	13,218	26,030
Accounts receivable - related parties	$232,620	$623,611

For accounts receivable due from related parties, approximately 98.7%, or $229,661 of the March 31,2024 balances have been subsequently collected as of July 31, 2024.

b. Advance to vendors - related parties

Advance to vendors - related parties consisted of the following:

	March 31,	March 31,
	2024	2023
Qinghai Chengchuang Ideal Trading Co. Ltd.	$105,732	$—
Shanghai Tuwen Office Equipment Co., Ltd.	38,770	26,209
Qingdao Lixing Technology Co., Ltd.	31,195	—
Shanghai Mingzhe Office Equipment Co., Ltd.	—	495,643
Qinghai Jiayuan Mingyue Trade Co., Ltd.	—	102,471
Others	14,036	52
Advance to vendors - related parties	$189,733	$624,375

The Company periodically makes purchase advances to various vendors, including the related party suppliers. For advance to vendors made to related parties, all of the March 31,2024 balances have been subsequently utilized as of July 31, 2024.

c. Due from related parties

Due from related parties consisted of the following:

	March 31,	March 31,
	2024	2023
Qinghai Chengchuang Ideal Trading Co. Ltd.	$237,230	$—
Anhui New Yalian Office Equipment Co., Ltd.	63,981	109,862
Shanghai Mingzhe Office Equipment Co., Ltd.	—	218,404
Others	65,550	13,580
Due from related parties	$366,761	$341,846

The Company historically loaned funds to its related parties for business purposes. The balance due from related parties is typically interest-free and due upon demand. For amount due from related parties, approximately 82.1%, or $301,210 of the March 31,2024 balances have been subsequently collected as of July 31, 2024.

d. Accounts payable - related parties

Accounts payable - related parties consisted of the following:

	March 31,	March 31,
	2024	2023
Qingdao Lixing Technology Co., Ltd. (Xin Xi Cheng Branch)	$—	$1,285
Others	1,387	8,245
Accounts payable - related parties	$1,387	$9,530

All these accounts payable to related parties occurred in the ordinary course of business and are payable upon demand without interest.

e. Due to related parties

Due to related parties consisted of the following:

	March 31,	March 31,
	2024	2023
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	$—	$141,020
Others	7,348	36,847
Due to related parties	$7,348	$177,867

Amount due to related parties are advances from related various related parties for working capital during the Company’s normal course of business. These advances are unsecured, non-interest bearing and due on demand.

f. Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended
	March 31,
	2024	2023	2022
Anhui New Yalian Office Equipment Co., Ltd.	$155,599	$165,224	$141,137
Shanghai Tuwen Office Equipment Co., Ltd.	92,214	115,189	311,872
Ningbo Lihong Information System Engineering Co., Ltd.	88,365	122,526	24,988
Hebei Leading Future Technology Co., Ltd.	46,295	160	68,179
Qingdao Lixing Technology Co., Ltd.	31,930	—	—
Youshi Innovation Business Group Co., Ltd.	28,683	—	136,566
Kunming Jinbi Office Equipment Co., Ltd.	17,147	—	—
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	8,807	40,018	88,640
Qinghai Jiayuan Mingyue Trade Co., Ltd.	—	75,818	—
Hebei Shilong Digital Technology Co., Ltd.	—	1,295	134,737
Others	15,816	25,048	19,369
Sales to related parties	$484,856	$545,278	$925,488

g. Purchases from related parties

Purchases from related parties consisted of the following:

	For the Years Ended
	March 31,
	2024	2023	2022
Kunming Jinbi Office Equipment Co., Ltd.	$468,385	$684,327	$1,105,972
Youshi Innovation Business Group Co., Ltd.	50,325	67,417	31,672
Yue Yan (Shanghai) Digital Technology Co., Ltd.	35,649	—	—
Ningbo Lihong Information System Engineering Co., Ltd.	21,466	—	—
Shanghai Tuwen Office Equipment Co., Ltd.	6,477	6,043	317,917
Qingdao Lixing Technology Co., Ltd.	4,328	18,204	130,075
Shanghai Mingzhe Office Equipment Co., Ltd.	—	1,570,180	2,405,974
Hebei Shilong Digital Technology Co., Ltd.	—	124,587	360,517
Others	3,507	25,802	155,058
Purchases from related parties	$590,137	$2,496,560	$4,507,185

h. Loan transactions with related parties

Loan transactions with related parties consisted of the following:

		For the Years Ended
		March 31,
	Nature	2024	2023	2022
Qinghai Chengchuang Ideal Trading Co. Ltd.	Payments made to a related party	$(239,521)	$—	$—
Anhui New Yalian Office Equipment Co., Ltd.	Collections received from (payments made to) a related party	40,886	(110,109)	—
Shanghai Mingzhe Office Equipment Co., Ltd.	Collections received from (payments made to) a related party	209,702	(218,895)	—
Hebei Shilong Digital Technology Co., Ltd.	Collections received from a related party	—	—	158,929
Ningbo Lihong Information System Engineering Co., Ltd.	Collections received from a related party	—	65,668	62,325
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	Proceeds from (repayments of) loans from a related party	(135,402)	(106,014)	232,158
Others	Proceeds/collection from (payment/repayment made to) related parties	(81,105)	35,510	68,044
Total		$(205,440)	$(333,840)	$521,456

NOTE 12 — LEASES

(a) Lessee

The VIEs, Junzhang Shanghai, Junzhang Beijing and their subsidiaries, entered into various operating lease agreements with different landlords to lease office space and warehouse space in major cities in the PRC. The Management believes that all the leases are operating leases.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	March 31,	March 31,
	2024	2023
Operating lease right-of-use lease assets	$346,995	$443,238

Operating lease liabilities – current	$248,562	$286,906
Operating lease liabilities – non-current	186,833	195,010
Total operating lease liabilities	$435,395	$481,916

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2024 and 2023:

	March 31,	March 31,
	2024	2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.02	3.42
Weighted average discount rate	4.38%	4.65%

During the years ended March 31, 2024, 2023 and 2022, the Company incurred total operating lease expenses of $274,707, $260,561 and $279,397, respectively.

As of March 31, 2024, future minimum lease payments under non-cancelable operating lease agreement are as follows:

2025	$258,820
2026	80,743
2027	63,193
2028	10,468
2029	10,966
Thereafter	38,382
Total lease payments	462,572
Less: imputed interest	(27,177)
Total	$435,395

(b) Lessor

The components of lease income are as follows:

		For the Years Ended
		March 31,
	Location in Statements of
	Income	2024	2023	2022
Revenue from sales type leases	Sales of equipment	$45,411	$112,908	$165,101
Financing income on lease receivables	Financing	12,019	12,935	13,362
Lease income - operating leases	Leasing of equipment	911,140	627,347	986,252
Variable lease income	Leasing of equipment	323,180	482,493	500,381
Revenue from maintenance services	Maintenance services	106,745	113,582	235,248
Total lease income		$1,398,495	$1,349,265	$1,900,344

Profit at lease commencement on sales type leases was estimated to be approximately $10,000, $15,000 and $46,000 for the years ended March 31, 2024, 2023 and 2022, respectively.

NOTE 13 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and VIEs’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of March 31, 2024 and 2023, $5,258,719 and $4,880,555, respectively, of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended March 31, 2024, 2023 and 2022, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

For the years ended March 31, 2024, 2023 and 2022, no single customer accounted for more than 10% of the Company’s total revenue.

As of March 31, 2024, one customer accounted for 14.0% the total accounts receivable balance, respectively. As of March 31, 2023, one customer accounted for 14.1% of the total accounts receivable balance.

For the year ended March 31, 2024, one third party vendor accounted for 12.9% of the Company’s total purchase, respectively. For the year ended March 31, 2023, one third party vendor accounted for 14.1% and one related party vendor accounted for 13.3% of the Company’s total purchase, respectively. For the year ended March 31, 2022, one related party vendor accounted for 14.0% of the Company’s total purchase.

As of March 31, 2024, one vendor accounted for 10.8% of the total accounts payable balance. As of March 31, 2023, one vendor accounted for 28.2% of the total accounts payable balance.

NOTE 14 — SHORT-TERM BANK LOAN

On March 22, 2023, the Company signed a loan agreement with China Construction Bank to borrow RMB 1.0 million ($145,603) as working capital for one year, with a maturity date of March 22, 2024. The loan had a fixed interest rate of 3.95% per annum. The loan was fully repaid before the maturity date.

NOTE 15 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Eshallgo HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, Eshallgo HK did not generate any assessable profits arising in or derived from Hong Kong for the years ended March 31, 2024, 2023 and 2022, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Eshallgo WFOE, Junzhang Shanghai and Junzhang Beijing are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) and are taxed at the statutory income tax rate of 25%, with special preferable tax holiday.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The VIE, Junzhang Shanghai, is qualified as HNTE and has renewed its HNTE certificate in 2021. Therefore, Junzhang Shanghai is eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent it has taxable income under the EIT Law. However, as Junzhang Shanghai was also qualified as a small low-profit enterprise, it chose to enjoy the preferential tax rate of 5% for small low-profit enterprises in the year ended March 31, 2024.

For the years ended March 31, 2024, 2023 and 2022, Junzhang Shanghai’s subsidiaries, are recognized as small low-profit enterprises. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced effective rate of 5% (the effective rate was further reduced to 2.5% for the period from January 1, 2021 to December 31, 2022), and the portion between RMB1 million and RMB3 million is subject to a reduced effective rate of 10% and 5% respectively for 2021 and 2022. During the period from January 1, 2023 to December 31, 2027, the taxable income not more than RMB3 million is subject to a reduced effective rate of 5%.

The estimated tax savings as a result of the Company’s preferential tax rates for the years ended March 31, 2024, 2023 and 2022 amounted to $194,027, $404,130 and $615,291, respectively. Per share effect of the tax savings were $0.01, $0.02 and $0.03 for the years ended March 31, 2024, 2023 and 2022, respectively.

(i) The components of the income tax provision from Cayman Islands, Hong Kong, and China are as follows:

	For the Years Ended
	March 31,
	2024	2023	2022
Current tax provision
Cayman Islands	$—	$—	$—
Hong Kong	—	—	—
China	127,332	73,339	180,242
	127,332	73,339	180,242
Deferred tax provision (benefit)
Cayman Islands		—	—
Hong Kong		—	—
China	(2,530)	34,490	(16,655)
	(2,530)	34,490	(16,655)
Income tax provision	$124,802	$107,829	$163,587

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended March 31, 2024, 2023 and 2022:

	For the Years Ended
	March 31,
	2024	2023	2022
China Statutory income tax rate	25.0%	25.0%	25.0%
Non-taxable items	0.2%	0.4%	1.8%
Additional deduction of qualified R&D expenditures	—	—	(7.5)%
Effect of tax holiday and preferential tax rate	(20.0)%	(29.3)%	(20.1)%
Effect of change in tax rate	(2.8)%	—	—
Change in valuation allowance	10.7%	13.5%	6.1%
Others	(0.2)%	(1.8)%	—
Effective tax rate	12.9%	7.8%	5.3%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

(b) Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred taxes were as follows:

	March 31,	March 31,
Deferred tax assets	2024	2023
Allowance for credit loss	$78,810	$95,169
Reserve for inventory	4,580	1,775
Operating lease liabilities	43,346	46,784
Net operating loss carried forward	383,524	331,241
Total deferred tax assets	510,260	474,969
Valuation allowance	(445,403)	(359,904)
Deferred tax assets, net of valuation allowance	$64,857	$115,065
Net off deferred tax liabilities	(17,272)	(62,877)
Deferred tax assets, net	$47,585	$52,188

	March 31,	March 31,
Deferred tax liabilities	2024	2023
Finance lease	$—	$28,692
Right-of-use assets	17,350	39,359
Deferred tax liabilities	17,350	68,051
Net off deferred tax assets	(17,272)	(62,877)
Deferred tax liabilities, net	$78	$5,174

Movement of the valuation allowance:

	March 31,	March 31,
Valuation allowance	2024	2023
Beginning balance	$359,904	$188,994
Current year addition	104,207	185,808
Exchange difference	(18,708)	(14,898)
Ending balance	$445,403	$359,904

As of March 31, 2024 and 2023, the Company’s PRC entities had net operating loss carryforwards of approximately 3.1$ million and 1.8$ million, respectively, which will be available to offset future taxable income. As of March 31, 2024, these carryforwards will expire from 2025 through 2033, if not used. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not that its deferred tax assets derived from the net operating loss carried forward could not be realized due to uncertainty on future earnings in Junzhang Shanghai and some of its subsidiaries and the Company provided a 100% allowance for the deferred tax assets of these entities as of March 31, 2024.

(c) Taxes payable

Taxes payable consist of the following:

	March 31,	March 31,
	2024	2023
Income tax payable	$126,041	$123,437
Value added tax payable	133,694	151,183
Other taxes payable	8,975	9,012

Total taxes payable	$268,710	$283,632

(d) Uncertain tax position

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2024 and 2023, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended March 31, 2024, 2023 and 2022, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary shares

Eshallgo was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 16, 2021. The Company is authorized to issue 90,000,000 shares of Class A ordinary share, par value $0.0001 per share, and 10,000,000 shares of Class B ordinary share, par value $0.0001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to ten (10) votes. Also, each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

As of March 31, 2022, there were 14,144,000 shares of Class A ordinary share issued and outstanding, and 5,856,000 shares of Class B ordinary share issued and outstanding. This reflects the retrospective presentation of the share issuance on July 28, 2021, August 14, 2021 and December 2, 2021, due to the recapitalization among entities under common control.

On September 5, 2022, the Company entered into a subscription agreement with certain investors, including two related parties (the “Investors”) whereby the Company agreed to sell, and the Investors agreed to purchase 285,000 Class A ordinary shares (the “Shares”) at a purchase price of $2.0 per share. The total proceeds of $552,892 were fully received and the Shares were issued to the Investor on October 12, 2022.

In August 2023, the Company entered into private placement subscription agreements with certain investors, whereby the Company agreed to sell, and the Investors agreed to purchase a total of 200,000 Class A ordinary shares at a purchase price of $2.3 per share. The total proceeds of $458,341 were fully received and the Shares were issued to the Investors on August 30, 2023.

As of March 31, 2024, there were 14,629,000 shares of Class A ordinary share issued and outstanding, and 5,856,000 shares of Class B ordinary share issued and outstanding.

Statutory reserve and restricted net assets

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary and VIEs from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP may differ from those in the statutory financial statements of the WFOE and VIEs. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, Eshallgo WFOE and the VIEs are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Eshallgo WFOE and the VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of March 31, 2024 and 2023, restricted net assets of Eshallgo WFOE and the VIEs amounted to $3,823,552 and $3,352,836, respectively.

NOTE 17 — SUBSEQUENT EVENTS

On July 3, 2024, the Company closed its IPO (the “Offering”) of 1,250,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $5.0 million before deducting underwriting discounts and other related expenses. The Offering was conducted on a firm commitment basis. In addition, the Company has granted the underwriters of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 187,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The Company’s Class A ordinary shares began trading on Nasdaq Capital Market under the ticker symbol “EHGO” on July 2, 2024.

The Company evaluated the subsequent events through July 31, 2024, and concluded that there are no other material reportable subsequent events except disclosed above that would have required adjustment or disclosure in the financial statements.

NOTE 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and the VIEs exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and the VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and the VIEs in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ESHALLGO INC.

PARENT COMPANY BALANCE SHEETS

	March 31,	March 31,
	2024	2023
ASSETS
Current assets
Intercompany receivable	$1,008,708	$550,367
Total current assets	1,008,708	550,367

Non-current assets
Investment in subsidiaries and VIEs	1,081,854	1,073,202

Total assets	$2,090,562	$1,623,569

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary share, par value $0.0001 per share, 90,000,000 shares authorized, 14,629,000 and 14,429,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively	1,463	1,443
Class B ordinary share, par value $0.0001 per share, 10,000,000 shares authorized, 5,856,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively	586	586
Additional paid-in capital	1,006,659	548,338
Retained earnings	1,081,854	1,073,202
Total shareholders’ equity	2,090,562	1,623,569

Total liabilities and shareholders’ equity	$2,090,562	$1,623,569

ESHALLGO INC.

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended
	March 31,
	2024	2023	2022

EQUITY IN EARNINGS OF SUBSIDIARIES AND VIES	$8,652	$477,689	$595,513

NET INCOME	8,652	477,689	595,513
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	—	—	—
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$8,652	$477,689	$595,513

ESHALLGO INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended
	March 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,652	$477,689	$595,513
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary and VIEs	(8,652)	(477,689)	(595,513)
Net cash used in operating activities	—	—	—

CHANGES IN CASH AND CASH EQUIVALENTS	—	—	—

CASH AND CASH EQUIVALENTS, beginning of year	—	—	—

CASH AND CASH EQUIVALENTS, end of year	$—	$—	$—