Form 20-F/A
period 2024-03-31
EShallGo Inc.
filed 2024-12-16
CIK 1879754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

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

☐  Yes   ☐  No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20 - F/A (the “Amendment”) is being filed by Eshallgo Inc (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, originally filed with the U.S. Securities Exchange Commission on July 31, 2024 (the “Original Filing”).

The Company is filing this Amendment solely to (i) add Item 6 – F Disclosure of a registrant’s action to recover erroneously awarded compensation, as required by Form 20-F, (ii) revise and correct certain investments incorrectly accounted in the Company’s subsidiaries and VIEs (as defined below) under equity method starting in the year ended March 31, 2022 of the parent company, as well as to revise errors as of March 31, 2024 and 2023 in NOTE 18 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY on F–39 , (iii) add certain income statement information for the fiscal year ended March 31, 2022 in ITEM 3. KEY INFORMATION, A. Selected Financial Data on pages 2 and 3, and (iv) certain inadvertent typographical errors at Part III - ITEM 19. EXHIBITS on pages 149 and 150 to the Company’s 2024 consolidated financial statements included in the Original Filing.

Please note that the only changes to the Form 20-F are those related to the matters described herein. Otherwise, this Amendment speaks as of the Original Filing date of the Form 20-F, and does not modify, amend or update any other item or disclosures in the Form 20-F. As such, this Amendment does not reflect events occurring after the filing of the Form 20-F or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Filing. The Company’s Chief Executive Officer and Chief Financial Officer are providing currently dated revised certifications in connection with this Amendment. The certifications are filed as Exhibits 12.1, 12.2, 13.1 and 13.2.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Summary of Financial Position and Cash Flows of Eshallgo, its VIEs and the VIE subsidiaries

The consolidated financial statements included in this annual report reflect financial position and cash flows of the registrant, Cayman Islands incorporated parent company, ESHALLGO INC, together with those of its subsidiaries, the VIE and the VIE subsidiaries, on a consolidated basis. The tables below are condensed consolidating schedules summarizing separately the financial position and cash flows of the registrant, Cayman Islands incorporated parent company, ESHALLGO INC (“Parent Company” in the tables below), and its subsidiaries, together with eliminating adjustments. Management discovered that it incorrectly accounted for the investment in its subsidiaries and VIEs under equity method starting in the year ended March 31, 2022 in the selected financial data. See “Note 18 —Condensed financial information of the parent company” to our consolidated financial statements for more information. The error as of March 31, 2024 and 2023 and for the years ended March 31, 2024, 2023 and 2022 is revised in the below selected condensed consolidated balance sheets and selected condensed consolidated statements of operations:

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended March 31, 2024
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total

Revenues	$—	$—	$—	$16,963,957	$—	$16,963,957
Service income from VIE and VIE’s subsidiaries	$—	$—	$13,497	$—	$(13,497)	$—
Equity in earnings of subsidiaries and VIEs	$8,652	$8,652	$—	$—	$(17,304)	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(13,497)	$13,497	$—
Net income attributable to non-controlling interest	—	—	—	836,679	—	836,679
Net income attributable to Eshallgo Inc	$8,652	$8,652	$8,652	$—	$(17,304)	$8,652
Comprehensive income attributable to non-controlling interest	—	—	—	538,925	—	538,925
Comprehensive income attributable to Eshallgo Inc	$(517,937)	$(517,937)	$(517,937)	$(501,925)	$1,537,799	$(517,937)

	For the Year Ended March 31, 2023
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total

Revenues	$—	$—	$—	$18,425,312	$—	$18,425,312
Service income from VIE and VIE’s subsidiaries	$—	$—	$484,866	$—	$(484,866)	$—
Equity in earnings of subsidiaries and VIEs	$477,689	$477,689	$—	$—	$(955,378)	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(484,866)	$484,866	$—
Net income attributable to non-controlling interest	—	—	—	792,237	—	792,237
Net income attributable to Eshallgo Inc	$477,689	$477,689	$477,689	$—	$(955,378)	$477,689
Comprehensive income attributable to non-controlling interest	—	—	—	362,261	—	362,261
Comprehensive loss attributable to Eshallgo Inc	$(312,477)	$(312,477)	$(312,477)	$(813,430)	$1,438,384	$(312,477)

	For the Year Ended March 31, 2022
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total

Revenues	$—	$—	$—	$23,875,331	$—	$23,875,331
Service income from VIE and VIE's subsidiaries	$—	$—	$594,924	$—	$(594,924)	$—
Equity in earnings of subsidiaries and VIEs	$595,513	$595,513	$—	$—	$(1,191,026)	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(594,924)	$594,924	$—
Net income attributable to non-controlling interest	—	—	—	1,069,204	—	1,069,204
Net income attributable to Eshallgo Inc	$595,513	$595,513	$595,513	$1,232,847	$(1,191,026)	$1,828,360
Comprehensive income attributable to non-controlling interest	—	—	—	1,332,370	—	1,332,370
Comprehensive loss attributable to Eshallgo Inc	$808,354	$808,354	$808,354	$1,437,487	$(1,821,348)	$2,041,201

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2024
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Cash	$—	$—	$51,857	$5,310,244	$—	$5,362,101
Service fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$1,099,457	$—	$(1,099,457)	$—
Intercompany receivable	$1,008,708	$—	$861,328	$—	$(1,870,036)	$—
Total current assets	$1,008,708	$—	$2,093,363	$17,940,990	$(2,969,493)	$18,073,568
Investments in subsidiaries and VIEs	$9,733,725	$9,733,725	$8,647,070	$—	$(19,467,450)	$8,647,070
Total non-current assets	$9,733,725	$9,733,725	$8,647,070	$1,613,100	$(28,114,520)	$1,613,100
Total Assets	$10,742,433	$9,733,725	$10,740,433	$19,554,090	$(31,084,013)	$19,686,668
Service fee payable due to WFOE	$—	$—	$—	$1,099,457	$(1,099,457)	$—
Intercompany payable	$—	$—	$1,006,708	$863,328	$(1,870,036)	$—
Total Liabilities	$—	$—	$1,006,708	$4,541,587	$(2,969,493)	$2,578,802
Total Shareholders’ Equity	$10,742,433	$9,733,725	$9,733,725	$8,647,070	$(28,114,520)	$10,742,433
Non-controlling interest	$—	$—	$—	$6,365,433	$—	$6,365,433
Total Equity	$10,742,433	$9,733,725	$9,733,725	$15,012,503	$(28,114,520)	$17,107,866
Total Liabilities and Equity	$10,742,433	$9,733,725	$10,740,433	$19,554,090	$(31,084,013)	$19,686,668

	As of March 31, 2023
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Cash	$—	$—	$93,276	$4,856,560	$—	$4,949,836
Service fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$1,086,089	$—	$(1,086,089)	$—
Intercompany receivable	$550,367	$—	$442,443	$—	$(992,810)	$—
Total current assets	$550,367	$—	$1,651,034	$18,134,551	$(2,078,899)	$18,257,053
Investments in subsidiaries and VIEs	$10,251,662	$10,251,662	$9,148,995	$—	$(29,652,319)	$—
Total non-current assets	$10,251,662	$10,251,662	$9,148,995	$2,437,467	$(29,652,319)	$2,437,467
Total Assets	$10,802,029	$10,251,662	$10,800,029	$20,572,018	$(31,731,218)	$20,694,520
Service fee payable due to WFOE	$—	$—	$—	$1,086,089	$(1,086,089)	$—
Intercompany payable	$—	$—	$548,367	$444,443	$(992,810)	$—
Total Liabilities	$—	$—	$548,367	$5,498,295	$(2,078,899)	$3,967,763
Total Shareholders’ Equity	$10,802,029	$10,251,662	$10,251,662	$9,148,995	$(29,652,319)	$10,802,029
Non-controlling interest	$—	$—	$—	$5,924,728	$—	$5,924,728
Total Equity	$10,802,029	$10,251,662	$10,251,662	$15,073,723	$(29,652,319)	$16,726,757
Total Liabilities and Equity	$10,802,029	$10,251,662	$10,800,029	$20,572,018	$(31,731,218)	$20,694,520

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31, 2024
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$—	$(4,776)	$2,225,194	$—	$2,220,418
Net cash used in investing activities	$—	$—	$(498,341)	$(1,563,434)	$444,834	$(1,616,941)
Net cash provided by financing activities*	$—	$—	$458,341	$36,924	$(444,834)	$50,431

*During the year ended March 31, 2024, the Company issued $458,341 of Class A ordinary shares and the proceeds were deposited directly into a subsidiary and the VIEs which resulted in an intercompany payable to the parent company.

	For the Year Ended March 31, 2023
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$—	$(9,592)	$793,532	$—	$783,940
Net cash provided by (used in) investing activities	$—	$—	$(443,437)	$1,162,959	$443,437	$1,162,959
Net cash provided by financing activities*	$—	$—	$520,833	$443,497	$(443,437)	$520,893

*During the year ended March 31, 2023, the Company issued $548,367 of Class A ordinary shares and the proceeds were deposited directly into a subsidiary and the VIEs which resulted in an intercompany payable to the parent company.

	For the Year Ended March 31, 2022
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by operating activities	$—	$—	$112	$216,343	$—	$216,455
Net cash used in investing activities	$—	$—	$—	$(2,263,259)	$—	$(2,263,259)
Net cash provided by financing activities	$—	$—	$—	$699,371	$—	$699,371

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIE

Balance, March 31, 2022	$10,564,139
Net income	477,689
Foreign Currency Translation Adjustments	(790,166)
Balance, March 31, 2023	$10,251,662
Net income	8,652
Foreign Currency Translation Adjustments	(526,589)
Balance, March 31, 2024	$9,733,725

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

Shareholders’ Power of Attorney

The shareholders of Junzhang Beijing or Junzhang Shanghai signed shareholders’ Power of Attorney with EShallGo WFOE, pursuant to which each shareholder of Junzhang Beijing or Junzhang Shanghai irrevocably authorized EShallGo WFOE or any person(s) designated by EShallGo WFOE to exercise such shareholder’s rights in Junzhang Beijing or Junzhang Shanghai, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder’s equity interest in Junzhang Beijing or Junzhang Shanghai, and other shareholders’ voting rights permitted by the Articles of Association of Junzhang Beijing or Junzhang Shanghai. The shareholders’ Power of Attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Junzhang Beijing or Junzhang Shanghai.

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

Spousal Consent Letters

The spouses of the shareholders of Junzhang Shanghai signed spousal consent letters, pursuant to which the spouse unconditionally and irrevocably agreed that the equity interest in Junzhang Shanghai held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the shareholders’ power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Junzhang Shanghai held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Junzhang Shanghai held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

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

Inventories, net

Inventory allowance involves estimating potential future inventory write-downs or losses. These estimates are typically based on management’s judgment and historical data, but factors such as future market conditions and changes in demand can affect the accuracy of these estimates. Therefore, the estimation of inventory allowance carries a high degree of uncertainty. Inventory is a significant component of the Company’s balance sheet, and changes in inventory allowance directly affect the total assets and net income of the company. If the inventory allowance is underestimated, it may lead to overstatement of assets and inflated profits; conversely, overestimation may result in understated assets and reduced profits. And therefore, it is a critical accounting policy. The inventory reserve amounted $19,830 and $23,301 as of March 31, 2024 and 2023, respectively. Each 1% increase (decrease) in our estimates would increase (decrease) our inventory reserve as of March 31, 2024 by $19,830.

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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

In connection with this amended 2024 Annual Report, the Company considered whether the Restatement required recovery of erroneously awarded incentive based compensation pursuant to the Company’s clawback policy. The Company concluded that the Restatement does not impact related performance metrics used for executive management's compensation and therefore no recovery of incentive-based compensation was required.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association, filed as exhibit 3.1 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
2.2	Description of Securities, filed as exhibit 2.2 to the Form 20 - F filed on July 31, 2024, and incorporated by reference herein
4.1	Form of Equity Interest Pledge Agreement, filed as exhibit 10.1 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.2	Form of Exclusive Option Agreement, filed as exhibit 10.2 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.3	Form of Power of Attorney, filed as exhibit 10.3 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.4	Form of Exclusive Business Cooperation Agreement, filed as exhibit 10.4 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.5	Form of Spousal Consent Letter, filed as exhibit 10.5 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.6	Form of Business Contribution Certificate, filed as exhibit 10.6 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.7	Form of Power of Attorney, filed as exhibit 10.7 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.8	Form of Independent Director Offer Letter, filed as exhibit 10.8 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.9	Form of Director Offer Letter, filed as exhibit 10.9 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.10

Translation of Supplier Agreement between Junzhang Digital Technology (Shanghai) Co., Ltd. and Sharp Trading (China) Co., Ltd., filed as exhibit to 10.11 the Form F-1 filed on April 27, 2023 and incorporated by reference herein

4.11

Translation of Supplier Agreement between Shanghai Lixin Office Equipment Co., Ltd. and Shanghai Mingzhe Office Equipment Co., Ltd. and Sharp Trading (China) Co., Ltd., filed as exhibit 10.12 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein

4.12	Translation of Form of Supplier Agreement with Fujifilm BI Business Development (Shanghai) Corp., filed as exhibit 10.13 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.13	Translation of Form of Service Agreement between Junzhang Shanghai and its subsidiary, filed as exhibit 10.14 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.14

Translation of Form of Service Agreement between subsidiary of Junzhang Shanghai and local service outlets, filed as exhibit 10.15 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein

4.15

Supplementary Agreement to Exclusive Business Cooperation Agreement dated December 3, 2021, by and between WFOE and Junzhang Shanghai, filed as exhibit 10.16 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein

4.16

Supplementary Agreement to Exclusive Business Cooperation Agreement dated July 30, 2021, by and between WFOE and Junzhang Beijing, filed as exhibit to 10.17 the Form F-1 filed on April 27, 2023 and incorporated by reference herein

8.1	List of Subsidiaries, filed as exhibit 8.1 to the Form 20 - F filed on July 31, 2024, and incorporated by reference herein
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 99.2 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
11.2	Insider Trading Policy, filed as exhibit 11.2 to the Form 20 - F filed on July 31, 2024, and incorporated by reference herein
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ESHALLGO INC

By:	/s/ Qiwei Miao
Name:	Qiwei Miao
Title:	Director and Chief Executive Officer

Date: December 13, 2024

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

We were not engaged to audit, review, or apply any procedures to the adjustments to investment in its subsidiaries and VIEs under equity method in the condensed financial information of the parent company as described in Note 18 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

We also have audited the adjustments to the 2022 consolidated financial statements to correct the investment in its subsidiaries and VIEs under equity method in the condensed financial information of the parent company as described in Note 18. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to such adjustments, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.

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
July 31, 2024, except for the Note 18, as to which the date is December 13, 2024

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

Management discovered that it incorrectly accounted for the investment in its subsidiaries and VIEs under equity method starting in the year ended March 31, 2022 in the condensed financial information of the parent company. The error as of March 31, 2024 and 2023 and for the years ended March 31, 2024, 2023 and 2022 is revised in the below condensed financial information of the parent company. This correction did not affect the Company’s consolidated balance sheets as of March 31, 2024 and 2023, consolidated statements of income and comprehensive income (loss) or consolidated statements of cash flows for the years ended March 31, 2024, 2023 and 2022.

PARENT COMPANY CONDENSED BALANCE SHEET

	As of March 31, 2024
	As Originally
	Reported	Adjustment	As Adjusted

ASSETS
Investment in subsidiaries and VIEs	$1,081,854	$8,651,871	$9,733,725
Total non-current assets	$1,081,854	$8,651,871	$9,733,725
Total assets	$2,090,562	$8,651,871	$10,742,433

SHAREHOLDERS’ EQUITY
Additional paid-in capital	$1,006,659	$2,169,306	$3,175,965
Retained earnings	$1,081,854	$7,294,121	$8,375,975
Accumulated other comprehensive loss	$—	$(811,556)	$(811,556)
Total shareholder’s equity	$2,090,562	$8,651,871	$10,742,433

	As of March 31, 2023
	As Originally
	Reported	Adjustment	As Adjusted

ASSETS
Investment in subsidiaries and VIEs	$1,073,202	$9,178,460	$10,251,662
Total non-current assets	$1,073,202	$9,178,460	$10,251,662
Total assets	$1,623,569	$9,178,460	$10,802,029

SHAREHOLDERS’ EQUITY
Additional paid-in capital	$548,338	$2,169,306	$2,717,644
Retained earnings	$1,073,202	$7,294,121	$8,367,323
Accumulated other comprehensive loss	$—	$(284,967)	$(284,967)
Total shareholder’s equity	$1,623,569	$9,178,460	$10,802,029

PARENT COMPANY CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the year ended March 31, 2024
	As Originally
	Reported	Adjustment	As Adjusted

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	$—	$(526,589)	$(526,589)
COMPREHENSIVE INCOME (LOSS)	$8,652	$(526,589)	$(517,937)

	For the year ended March 31, 2023
	As Originally
	Reported	Adjustment	As Adjusted

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	$—	$(790,166)	$(790,166)
COMPREHENSIVE INCOME (LOSS)	$477,689	$(790,166)	$(312,477)

	For the year ended March 31, 2022
	As Originally
	Reported	Adjustment	As Adjusted

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	$—	$212,841	$212,841
COMPREHENSIVE INCOME	$595,513	$212,841	$808,354

ESHALLGO INC.

PARENT COMPANY BALANCE SHEETS

	March 31,	March 31,
	2024	2023
ASSETS
Current assets
Intercompany receivable	$1,008,708	$550,367
Total current assets	1,008,708	550,367

Non-current assets
Investment in subsidiaries and VIEs	9,733,725	10,251,662

Total assets	$10,742,433	$10,802,029

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary share, par value $0.0001 per share, 90,000,000 shares authorized, 14,629,000 and 14,429,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively	1,463	1,443
Class B ordinary share, par value $0.0001 per share, 10,000,000 shares authorized, 5,856,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively	586	586
Additional paid-in capital	3,175,965	2,717,644
Retained earnings	8,375,975	8,367,323
Accumulated other comprehensive loss	(811,556)	(284,967)
Total shareholders’ equity	10,742,433	10,802,029

Total liabilities and shareholders’ equity	$10,742,433	$10,802,029

ESHALLGO INC.

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended
	March 31,
	2024	2023	2022

EQUITY IN EARNINGS OF SUBSIDIARIES AND VIES	$8,652	$477,689	$595,513

NET INCOME	8,652	477,689	595,513
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(526,589)	(790,166)	212,841
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$(517,937)	$(312,477)	$808,354

ESHALLGO INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended
	March 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,652	$477,689	$595,513
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary and VIEs	(8,652)	(477,689)	(595,513)
Net cash used in operating activities	—	—	—

CHANGES IN CASH AND CASH EQUIVALENTS	—	—	—

CASH AND CASH EQUIVALENTS, beginning of year	—	—	—

CASH AND CASH EQUIVALENTS, end of year	$—	$—	$—

SUPPLEMENTAL NON-CASH FINANCING ACTIVITY:
Increase of intercompany receivables due to Subsidiaries and VIEs collection of proceeds of issuance of Class A securities on behalf of the parent company	$458,341	$548,367	$—