Form 20-F
period 2025-03-31
EShallGo Inc.
filed 2025-08-14
CIK 1879754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

No. 37, Haiyi Villa, Lane 97, Songlin RoadPudong New District,

Shanghai, China 200120

+86 400 100 7299

(Address of principal executive offices)

Qiwei Miao, Chief Executive Officer

miaoqiwei@eshallgo.com

No. 37, Haiyi Villa, Lane 97, Songlin RoadPudong New District,

Shanghai, China 200120

+86 400 100 7299

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,042,759 Class A ordinary shares and 5,856,000 Class B ordinary shares issued and outstanding as of March 31, 2025.

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

Hangzhou ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Kunming ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Qingdao ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Qinghai ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

ESHALLGO USA, INC is a U.S. company and a 75% owned subsidiary of Eshallgo Inc. and 25% owned subsiediary of Eshallgo WFOE.

Our business is conducted by the VIEs and their subsidiaries, using Renminbi, or RMB, the official currency of China, and Junzhang HK uses Hong Kong dollar (“HK$”) as its functional currency. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars (“$” or “US$”), determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	March 31, 2025		March 31, 2024		March 31, 2023
	Year-end	Average	Year-end	Average	Year-end	Average
	spot rate	rate	spot rate	rate	spot rate	rate
US$ against RMB	US$1=RMB 7.2579	US$1=RMB 7.2168	US$1=RMB 7.2221	US$1=RMB 7.1530	US$1=RMB 6.8680	US$1=RMB 6.8526
US$ against HK$	US$1= HK$7.7793	US$1= HK$7.7928	—	—	—	—

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

ITEM 3. KEY INFORMATION

Cayman Holding Company

We are incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through the variable interest entities, Junzhang Digital Technology (Beijing) Co., Ltd. and Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Beijing and Junzhang Shanghai, (the “VIEs”). This structure involves unique risks to investors. We commenced our commercial operations in 2015 through Junzhang Digital Technology (Shanghai) Co., Ltd. On June 16, 2021, to facilitate offshore financing, we incorporated Eshallgo Inc. under the laws of the Cayman Islands as our offshore holding company. On June 30, 2021, we established Junzhang Monarch Limited, or Junzhang HK, our wholly-owned Hong Kong subsidiary, and on July 22, 2021, we established Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., or WOFE, which is a wholly-owned subsidiary of Junzhang HK and does not engage in any business activity. On May 19, 2025, we established the ESHALLGO USA, INC. a subsidiary owned 75% by Eshallgo Inc. and 25% by Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.

Eshallgo Inc.
(a Cayman Islands company)
100%
75%
Junzhang Monarch Limited
(a Hong Kong SAR company)
Offshore
100%
Onshore
Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.
(a PRC company)
25%
ESHALLGO USA, INC.
(a USA company)
Contractual Agreements
55%
Junzhang Digital Technology (Suzhou) Co., Ltd.
Junzhang Digital Technology (Changzhou) Co., Ltd.
Zibo ESHALLGO Information Technology Co., Ltd.
(PRC companies)
Junzhang Digital Technology (Beijing) Co., Ltd.
(a PRC company)
Junzhang Digital Technology (Shanghai) Co., Ltd.
(a PRC company)
55%
100%
Ningbo Haishu Eshallgo Junzhang Digital Technology Co., Ltd.
Changchun Eshallgo Information Technology Co., Ltd.
Shijiazhuang Eshallgo Information Technology Co., Ltd.
Guangzhou Eshallgo Office Equipment Leasing Co., Ltd.
Tianjin Eshallgo Office Equipment Leasing Co., Ltd.
Hefei Junzhang Eshallgo Digital Products Co., Ltd.
Shanghai Changyun Industrial Development Co., Ltd.
Shenzhen Eshallgo Information Technology Co., Ltd.
Hangzhou Eshallgo Information Technology Co., Ltd.
Zhengzhou Junzhang Office Equipment Co., Ltd.
Chengdu Junzhang digital Technology Co., Ltd.
Junzhang Digital Technology (Nanjing) Co., Ltd.
Chongqing Eshallgo Office Equipment Co., Ltd.
Beijing Eshallgo Technology Development Co. Ltd.
Harbin Eshallgo Information Technology Co., Ltd.
Xi'an Eshallgo Information Technology Co., Ltd.
Kunming Eshallgo Information Technology Co., Ltd.
Qingdao Eshallgo Information Technology Co., Ltd.
Qinghai Eshallgo Information Technology Co., Ltd.
ESHALLGO Office Supplies (Shanghai) Co., Ltd.
(PRC companies)
Shanghai Lixin Office Equipment Co., Ltd.
(a PRC company)
Equity interest
Contractual arrangement

You are not investing in Junzhang Beijing or Junzhang Shanghai, the VIEs. Neither we nor our subsidiaries own any share in, Junzhang Beijing and Junzhang Shanghai. Instead, we receive the economic benefits of, Junzhang Beijing or Junzhang Shanghai’s business operation through a series of contractual agreements, or the VIE Agreements, which have not been tested in court. As a result of our indirect ownership in the Wholly Foreign-Owned Enterprise (the “WFOE”) and the VIE Agreements, we are regarded as the primary beneficiary of the VIE. The VIE structure provides contractual exposure to foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies and investors directly holding equity interests in the Chinese operating entities. However, as of the date of this annual report, the VIE agreements have not been tested in a court of law. We and our investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIEs. Therefore, the VIE agreements do not give us the same controlling power as if we had equity ownership in the VIE. In August and December 2021, Eshallgo WFOE, which is our PRC subsidiary, Junzhang Shanghai and Junzhang Beijing, and shareholders of Junzhang Shanghai and Junzhang Beijing entered into a series of contractual agreements (the “VIE Agreements”) that established the VIE structure. We have evaluated the guidance in FASB ASC 810 and determined that Eshallgo WFOE is the primary beneficiary of Junzhang Shanghai and Junzhang Beijing and their subsidiaries, for accounting purposes, because, pursuant to the VIE Agreements, the VIE shall pay service fees equal to all of its net income to Eshallgo WFOE, while Eshallgo WFOE has the power to direct the activities of the VIEs that can significantly impact the VIEs’ economic performance and is obligated to absorb all of losses of the VIEs. Such contractual arrangements are designed so that the operations of the VIEs are solely for the benefit of Eshallgo WFOE and, ultimately, Eshallgo. Eshallgo has indirect ownership in 100% of the equity in Eshallgo WFOE. Accordingly, under U.S. GAAP, we treat the VIE and its subsidiaries as consolidated affiliated entities and have consolidated their financial results in our financial statements. Junzhang Shanghai, Junzhang Beijing and their subsidiaries are based in China and are engaged in value-added telecommunication services. Due to PRC legal restrictions on foreign ownership in the value-added telecommunication services, we do not own any equity interest in the VIEs.

Investors are investing in Eshallgo Inc, our holding company incorporated in Cayman Islands, and you are not investing in to Junzhang Digital Technology (Shanghai) Co., Ltd. and Junzhang Digital Technology (Beijing) Co., Ltd., the VIEs, in China. Our subsidiaries and the VIEs conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which you will own equity, and our holding company does not conduct operations. Investors in our Class A Ordinary Shares should be aware that they will not and may never directly hold equity interests in the VIEs or the PRC operating entities under the VIEs, but rather purchasing equity solely in Eshallgo Inc, our Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We must rely on contractual rights through our VIE structure to effect control over and management of VIE, which exposes us to the risk of potential breach of contract by the shareholders of VIE. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIEs, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIEs and the VIE structure. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. If the Chinese regulatory authorities disallow this VIE structure in the future, it will likely result in a material change in our financial performance and our results of operations and/or the value of our ordinary shares, which could cause the value of such securities to significantly decline or become worthless. For a detailed description of the risks relating to the VIE structure, doing business in the PRC, and the offering as a result of the structure. We will include cross referecence of risk factors in future filings.

Legal and Operation Risks

We are subject to certain legal and operational risks associated with the VIEs’ operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIEs’ operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. As of the date of this annual report, neither we nor the VIEs have been involved in any investigations or received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. As confirmed by our PRC counsel, Beijing DOCVIT Law Firm, we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” pursuant to the Cybersecurity Review Measures, which became effective on February 15, 2022 because (1) we currently do not have over one million users’ personal information; (2) we do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and VIEs, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs to obtain regulatory approval from Chinese authorities before listing in the U.S.

Regulatory Permissions

As of the date of this annual report, our PRC subsidiaries have obtained all necessary licenses, permissions, or approvals that are required for conducting our operations in China, such as business licenses and value-added telecommunications business licenses. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Ordinary Shares could depreciate significantly or become worthless.

As of the date of this annual report, as advised by our PRC counsel, Beijing DOCVIC law firm, we, our subsidiaries and VIEs, (1) are not required to obtain permissions from any PRC authorities to operate our business or issue our securities to foreign investors, (2) are not subject to permission requirements from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC governmental agencies that is required to approve our PRC subsidiaries’ operations, and (3) have not received or were denial such permission by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we or our subsidiaries will be required to obtain permission from the PRC government to list on the U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital market activities. If we and our subsidiaries (1) do not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (2) inadvertently conclude that such permissions or approvals are not required, or (3) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this annual report, we will not be required to submit an application to the CSRC for the listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel, Beijing Docvit Law Firm, summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 28, 2021, the Cyberspace Administration of China, or CAC, jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021)

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. The revised Provisions came into effect on March 31, 2023. Any failure or perceived failure by our Company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Our operating subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended March 31, 2022 and 2023, and the key components of our operations are carried out in the PRC. Any future securities offerings and listings outside of mainland China by our Company, including, but not limited to, follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures. Our listing on Nasdaq are contingent on the completion of the filing procedures with the CSRC prior to our listing on Nasdaq. On February 7, 2024, we received received notification from the CSRC confirming that we have completed the record filing requirement.

However, as the Trial Measures have just recently been released, uncertainties remain as to proper practices and interpretations and implementations with respect thereto which may subject us to additional procedural requirements in future financial activities. We cannot assure you that we can accomplish the required filings or other regulatory procedures in a timely manner, or at all.

As further advised by our PRC counsel, Beijing DOCVIT Law Firm, as of the date of this annual report, although we are required to complete certain filing procedure in connection with our offering and listing under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain approval or permission from any PRC authorities to issue securities to foreign investors from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. If we do not receive or maintain such approval (should the approval is required in the future by the PRC government), or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors..”

Summary risk factors

Investing in our Ordinary Shares involves a high degree of risk. Below is a summary of material factors that make an investment in our Ordinary Shares speculative or risky. Importantly, this summary does not address all of the risks that we face.

Risks Related to Doing Business in the PRC

●	Since the PRC legal system is based in part on government policies and internal rules, we may not be aware of our violation of any of these policies and rules, which can change quickly with little advance notice.
●	There are uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.
●	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations, and could result in a material change in the value of the securities we are registering for sale.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.
●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.
●	Chinese government can take regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Rules and regulations in China can also change with little advance notice, and actions related to more oversight or control of overseas offerings by the Chinese government could result in a material change in our operations and/or the value of the securities we are registering for sale, and any related action by the Chinese government could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.
●	Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future offering.
●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

Risks Related to Our Business and Industry

●	Our industry is highly fragmented and we may not be able to effectively compete against other providers.
●	We may not be able to maintain long-term relationship with our third-party suppliers and extended supply chains, as a result, our business can be interrupted and our product quality may suffer.
●	We may face risks related to health epidemics, natural disasters, or terrorist attacks in China.
●	Our business is heavily dependent on retainment of key suppliers and institutional customers.

●	We rely on key personnel to maintain advanced technology in the market.
●	We may not be able to attract and retain qualified and skilled employees.
●	We may face difficulty maintaining our brand image and secure our intellectual property rights.

Risks Related to Our Corporate Structure and Operation

●	We are a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC and the VIE in the PRC. We do not have direct ownership of the VIEs. We receive the economic benefits of the VIEs’ business operations through certain contractual arrangements. Our ordinary shares are shares of our offshore holding company instead of shares of the VIEs in China. We have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIEs, and to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.
●	If the PRC government deems that the VIE arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC and we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Any failure by our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	Contractual arrangements in relation to the variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Condensed Consolidating Schedule

We will include a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required in the next annual report.

Holding Foreign Company Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

Our predecessor auditor, Marcum Asia CPAs, LLP, or Marcum Asia, and our current auditor, YCM CPA INC., or YCM, are not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. Our predecessor auditor and our current auditor are based in Manhattan, New York and Irvine, California, respectively, and have been inspected by the PCAOB on a regular basis. Therefore, we believe our current auditor and predecessor auditor are not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Furthermore, if Nasdaq or regulatory authorities decide to apply additional and more stringent criteria to us, it may lead to our securities being delisted. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

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

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended March 31, 2025
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total

Revenues	$—	$—	$1,238,283	$12,233,829	$—	$13,472,112
Service income from VIE and VIE’s subsidiaries	$—	$—	$—	$—	$—	$—
Equity in earnings of subsidiaries and VIEs	$(2,648,393)	$(2,534,310)	$(1,310,001)	$—	$5,182,703	$(1,310,001)
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$—	$—	$—
Net income (loss) attributable to non-controlling interest	—	—	10,272	(112,560)	—	(102,288)
Net loss attributable to Eshallgo Inc	$(10,798,318)	$(2,648,393)	$(2,534,310)	$(1,310,001)	$6,492,704	$(10,798,318)
Comprehensive loss attributable to non-controlling interest	—	—	(9,835)	(94,698)	—	(104,533)
Comprehensive loss attributable to Eshallgo Inc	$(10,851,497)	$(2,701,572)	$(2,585,626)	$(1,325,653)	$6,612,851	$(10,851,497)

	For the Year Ended March 31, 2024
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total

Revenues	$—	$—	$—	$16,963,957	$—	$16,963,957
Service income from VIE and VIE’s subsidiaries	$—	$—	$13,497	$—	$(13,497)	$—
Equity in earnings of subsidiaries and VIEs	$8,652	$8,652	$—	$—	$(17,304)	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(13,497)	$13,497	$—
Net income attributable to non-controlling interest	—	—	—	836,679	—	836,679
Net income attributable to Eshallgo Inc	$8,652	$8,652	$8,652	$—	$(17,304)	$8,652
Comprehensive income attributable to non-controlling interest	—	—	—	538,925	—	538,925
Comprehensive loss attributable to Eshallgo Inc	$(517,937)	$(517,937)	$(517,937)	$(501,925)	$1,537,799	$(517,937)

	For the Year Ended March 31, 2023
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total

Revenues	$—	$—	$—	$18,425,312	$—	$18,425,312
Service income from VIE and VIE’s subsidiaries	$—	$—	$484,866	$—	$(484,866)	$—
Equity in earnings of subsidiaries and VIEs	$477,689	$477,689	$—	$—	$(955,378)	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(484,866)	$484,866	$—
Net income attributable to non-controlling interest	—	—	—	792,237	—	792,237
Net income attributable to Eshallgo Inc	$477,689	$477,689	$477,689	$—	$(955,378)	$477,689
Comprehensive income attributable to non-controlling interest	—	—	—	362,261	—	362,261
Comprehensive loss attributable to Eshallgo Inc	$(312,477)	$(312,477)	$(312,477)	$(813,430)	$1,438,384	$(312,477)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2025
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Cash	$2,885,258	$828,208	$141,583	$3,745,251	$—	$7,600,300
Service fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$1,099,457	$—	$(1,099,457)	$—
Intercompany receivable	$3,564,119	$—	$908,148	$661	$(4,472,928)	$—
Total current assets	$8,046,622	$1,016,017	$3,116,653	$16,364,314	$(5,572,385)	$22,971,221
Investments in subsidiaries and VIEs	$7,032,153	$8,998,099	$7,321,417	$—	$(23,351,669)	$—
Total non-current assets	$7,032,153	$8,998,099	$7,684,418	$1,475,071	$(23,351,669)	$1,838,072
Total Assets	$15,078,775	$10,014,116	$10,801,071	$17,839,385	$(28,924,054)	$24,809,293
Service fee payable due to WFOE	$—	$—	$—	$1,099,457	$(1,099,457)	$—
Intercompany payable	$—	$2,970,071	$1,006,708	$496,149	$(4,472,928)	$—
Total Liabilities	$4,608,677	$2,981,963	$1,787,076	$4,446,845	$(5,572,385)	$8,252,176
Total Shareholders’ Equity	$10,470,098	$7,032,153	$8,998,099	$7,321,417	$(23,351,669)	$10,470,098
Non-controlling interest	$—	$—	$15,896	$6,071,123	$—	$6,087,019
Total Equity	$10,470,098	$7,032,153	$9,013,995	$13,392,540	$(23,351,669)	$16,557,117
Total Liabilities and Equity	$15,078,775	$10,014,116	$10,801,071	$17,839,385	$(28,924,054)	$24,809,293

	As of March 31, 2024
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Cash	$—	$—	$51,857	$5,310,244	$—	$5,362,101
Service fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$1,099,457	$—	$(1,099,457)	$—
Intercompany receivable	$1,008,708	$—	$861,328	$—	$(1,870,036)	$—
Total current assets	$1,008,708	$—	$2,093,363	$17,940,990	$(2,969,493)	$18,073,568
Investments in subsidiaries and VIEs	$9,733,725	$9,733,725	$8,647,070	$—	$(19,467,450)	$8,647,070
Total non-current assets	$9,733,725	$9,733,725	$8,647,070	$1,613,100	$(28,114,520)	$1,613,100
Total Assets	$10,742,433	$9,733,725	$10,740,433	$19,554,090	$(31,084,013)	$19,686,668
Service fee payable due to WFOE	$—	$—	$—	$1,099,457	$(1,099,457)	$—
Intercompany payable	$—	$—	$1,006,708	$863,328	$(1,870,036)	$—
Total Liabilities	$—	$—	$1,006,708	$4,541,587	$(2,969,493)	$2,578,802
Total Shareholders’ Equity	$10,742,433	$9,733,725	$9,733,725	$8,647,070	$(28,114,520)	$10,742,433
Non-controlling interest	$—	$—	$—	$6,365,433	$—	$6,365,433
Total Equity	$10,742,433	$9,733,725	$9,733,725	$15,012,503	$(28,114,520)	$17,107,866
Total Liabilities and Equity	$10,742,433	$9,733,725	$10,740,433	$19,554,090	$(31,084,013)	$19,686,668

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31, 2025
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,093,115)	$(112,479)	$(1,579,397)	$1,501,559	$—	$(1,283,432)
Net cash used in investing activities	$(4,665,669)	$(2,038,554)	$(183,425)	$(3,345,406)	$5,069,840	$(5,163,214)
Net cash provided by financing activities	$8,644,042	$2,977,807	$1,853,316	$273,659	$(5,069,840)	$8,678,984

	For the Year Ended March 31, 2024
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$—	$(4,776)	$2,225,194	$—	$2,220,418
Net cash used in investing activities	$—	$—	$(498,341)	$(1,563,434)	$444,834	$(1,616,941)
Net cash provided by financing activities*	$—	$—	$458,341	$36,924	$(444,834)	$50,431

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

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIE

Balance, March 31, 2023	$10,251,662
Net income	8,652
Foreign Currency Translation Adjustments	(526,589)
Balance, March 31, 2024	$9,733,725
Net loss	(2,648,393)
Foreign Currency Translation Adjustments	(53,179)
Balance, March 31, 2025	$7,032,153

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

Translation adjustments included in accumulated other comprehensive loss amounted to $864,735 and $811,556 as of March 31, 2025 and 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity at March 31, 2025 and 2024 were translated at RMB 7.2579 and RMB 7.2221 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended March 31, 2025 and 2024 were RMB 7.2168 and RMB 7.1530 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

We had $668,195 and $133,449 of allowance for credit loss as of March 31, 2025 and 2024. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. For example, the average accounts receivable turnover period was approximately 128 days and 125 days for the fiscal years ended March 31, 2025 and 2024, respectively. Due to uncertainty of the timing of collection, we established an allowance for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Based on the management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and an aging analysis basis. On April 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” by using a modified retrospective transition method, which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The adoption of ASU 2016-13 did not have a material impact on our financial statements. We use the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The allowance is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit loss after management has determined that the likelihood of collection is not probable. We recorded allowance for (net recovery of) credit losses for accounts receivable of $538,453 and $111,909 during the years ended March 31, 2025 and 2024, respectively.

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

Our company is in a capital and technology intensive industry which may require substantial capital expenditure. We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. We recorded a net operation cash flow of $(1,283,432) and $2,220,418 for the years ended March 31, 2025 and 2024, respectively. We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

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

Prior to our initial public offering in July 2024, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended March 31, 2025, 2024 and 2023, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (ii) lack of proper IT control related to logical access security. These material weaknesses remained as of March 31, 2024. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

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

However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of March 31, 2025. Due to the nature of the remediation process and the need to allow adequate time after implementation to evaluate and test the effectiveness of the controls, management expects the material weaknesses will be fully remediated in approximately nine to twelve months, and expected the cost to be approximately $160,000 during the curing period.

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

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review(2021), which took effect on February 15, 2022, required that, the purchase of network products and services by critical information infrastructure operator (“CIIO”) and the data processing activities carries out online platform operators, which affects or may affect national security, shall be subject to cybersecurity review in accordance with the present Measures. An online platform operator who possesses the personal information of no less than one million users shall declare to the Office of Cybersecurity Review for cybersecurity review when offering and listing publicly abroad. Cybersecurity review shall focus on the assessment of national security risk factors of the relevant object or situation:

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

Since our directors and officers currently beneficially own 71.07% of the voting power of our issued and outstanding share capital, they will have great impact in electing directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Our directors and officers currently beneficially own 71.07% of the voting power of our issued and outstanding share capital. Such concentration of the voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our ordinary shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their ordinary shares.

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

The VIE contributed almost 100% of the Company’s consolidated results of operations and cash flows for the years ended March 31, 2025 and 2024, respectively. As of March 31, 2025 and 2024, the VIE accounted for almost 100% of the consolidated total assets and total liabilities of the Company.

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

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s predecessor auditor, Marcum Asia CPAs, LLP, or Marcum Asia, and its current auditor, YCM CPA Inc., or YCM, are not subject to this determinations as to inability to inspect or investigate registered firms completely. The Company’s predecessor auditor and its current auditor are based in Manhattan, New York and Irvine, California, respectively, and have been inspected by the PCAOB on a regular basis, and therefore not subject to the determinations announced by the PCAOB on December 16, 2021.

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

Our auditors, the independent registered public accounting firms that issue the audit report included elsewhere in this Annual Report, and as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our predecessor and current auditors are headquartered in New York, New York and Irvine, California, respectively, and are subject to inspection by the PCAOB on a regular basis.

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

Risks Related to our Ordinary Shares

The dual class structure of our ordinary shares has the effect of concentrating voting control with JUNZHANG DIGTAL LIMITED and MAGIC IDEAL LIMITED, which hold in aggregate 71.07% of the voting power of our capital, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

As of the date of this Annual Report, the authorized share capital of the Company is US$10,000 divided into 100,000,000 ordinary shares of a par value of US$0.0001 each comprising 90,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 10,000,000 Class B ordinary shares of a par value of US$0.0001 each. As of the date of this Annual Report, there are 23,838,163 Class A Ordinary Shares and 5,856,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights.

The currently Class B Ordinary Shares issued and outstanding are beneficially owned by our Chairman and Chief Executive Officer, Mr. Zhidan Mao and Mr. Qiwei Miao through JUNZHANG DIGTAL LIMITED and MAGIC IDEAL LIMITED, respectively, representing 71.07% of the aggregate voting power of our issued and outstanding share capital as of the date hereof. Because of the ten-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, Mr. Mao and Mr. Miao will be able to control all matters submitted to our shareholders for approval such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. This concentrated ownership will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial. Furthermore, any future issuances of Class B Ordinary Shares may be dilutive to the voting power of holders of Class A Ordinary Shares.

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

To the extent (i) we raised more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we received from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value. As of the date of this Annual Report, Management has not determined the types of businesses that the Company will target or the terms of any potential acquisition.

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

Prior to our initial public offering taken place in December 2022, there has been no public market for our Class A ordinary shares. An active trading market for our ordinary shares may not develop or be sustained. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the underwriters based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We have granted and may continue to grant options and other types of awards to key employees, directors and consultants to incentivize their performance and align their interests with ours, which may result in increased share-based compensation expenses.

We recognize share-based compensation expenses in our consolidated financial statements in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. However, as a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation expenses in the reporting periods following this offering.

On September 1, 2025, the Company adopted a 2024 equity incentive plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan has a maximum number of 2,000,000 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2024 Plan. On November 1, 2024 and April 29, 2025, the Company issued all 2,000,000 Class A ordinary shares under 2024 Plan to certain employees and consultants as compensation for their continued service in the Company.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

Corporate History

We commenced our commercial operations in 2015 through Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Shanghai. On June 16, 2021, to facilitate offshore financing, we incorporated Eshallgo Inc under the laws of the Cayman Islands as our offshore holding company. On June 30, 2021, we established Junzhang Monarch Limited, or Junzhang HK, our wholly-owned Hong Kong subsidiary, and on July 22, 2021, we established Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., or WOFE, which is a wholly-owned subsidiary of Junzhang HK. On May 19, 2025, we established ESHALLGO USA, INC., our U.S. subsidiary owned 75% by Eshallgo Inc. and 25% by Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.

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

Customers and Suppliers

Junzhang Shanghai and its subsidiaries maintain a customer base of approximately 22,988 customers, many of which represent long-term relationships. Tianjin Tianjia Lide Digital Technology Co., Ltd is our largest customer, accounting for approximately 4.5% of the year ended March 31, 2025 in net sales. We are subject to very low customer concentration, reducing our exposure to any single customer.

We have developed relationships with approximately 1,963 suppliers, many of which are long-standing. Kunming Jinbi Office Equipment Co., Ltd and Nanjing Yuanzhiquan Digital Technology Co., Ltd are our largest suppliers, accounting for approximately 6.4% and 5.3% respectively of the year ended March 31, 2025 in purchases, respectively. Specifically, Sharp Trading (China) Co., Ltd. and its manufacturing subsidiaries supply office equipment to Shanghai Changyun Industrial Development Co., Ltd. in an amount of approximately RMB1,500,000 (approximately $211,000) annually, with authorization to sell and provide aftersales maintenance services. These supplier relationships provide us with reliable access to inventory, volume purchasing benefits and the ability to deliver a diverse product offering on a cost-effective basis. We maintain multiple suppliers for a substantial number of our products, thereby limiting the risk of product shortage for customers.

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

Recent Development

Notice of Non-Compliance with Nasdaq Minimum Bid Price Requirement

On July 23, 2025, the Company received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). The notice was issued because the closing bid price of the Company’s Class A ordinary shares was below $1.00 per share for 30 consecutive business days. The notification does not result in the immediate delisting of the Company’s Class A ordinary shares, which will continue to trade on the Nasdaq Capital Market.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until January 19, 2026, to regain compliance. Compliance will be achieved if, at any time prior to January 19, 2026, the closing bid price of the Company’s Class A ordinary shares is at or above $1.00 per share for a minimum of ten consecutive trading days.

If the Company does not regain compliance within the initial compliance period, it may be eligible for an additional 180-day extension, provided that it meets all other continued listing requirements for the Nasdaq Capital Market, excluding the bid price requirement, and notifies Nasdaq of its intent to cure the deficiency, which may include effecting a reverse stock split.

The Company intends to monitor the closing bid price of its Class A ordinary shares and to take all reasonable measures to regain compliance with Nasdaq Listing Rule 5550(a)(2). However, there can be no assurance that the Company will regain or maintain compliance with Nasdaq’s continued listing requirements.

Change in Company’s Certifying Public Accountant

On January 10, 2025, Eshallgo Inc. dismissed Marcum Asia CPAs LLP as its independent registered public accounting firm, with the decision approved by both the Board of Directors and the Audit Committee. Marcum Asia’s audit report for the fiscal year ended March 31, 2024 and 2023 did not contain any adverse opinion or disclaimer and was not qualified or modified. There were no disagreements on accounting or audit matters. On the same date, the Company appointed YCM CPA INC. as its new independent registered public accounting firm. Prior to this appointment, the Company had not consulted YCM on any accounting or auditing matters, nor were there any reportable events or disagreements as defined in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financing reporting, including (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (ii) lack of proper IT control related to logical access security.

Convertible Debenture

On November 29, the Company entered into that certain Securities Purchase Agreement, dated as of November 29, 2024 (the “Purchase Agreement”) with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of November 28, 2025 (the “Maturity Date”) in the aggregate principal amount of up to $5,000,000 (the “Transaction”), at a purchase price equal to 95% of the subscription amount at each closing, provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 18% per annum in the event of default. Pursuant to the Purchase Agreement, the Debentures will be issued in a private placement pursuant to an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder. The initial closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on November 29, 2024. The second closing of the Transaction in the principal amount of $2,000,000 in Debenture occurred on December 19, 2024. The third closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on December 30, 2024. We paid to an affiliate of the Debenture Holder a cash fee of $50,000 commitment fee which was equal to 1% of the aggregate principal amount of the Transaction.

Adoption of Share Incentive Plan

On September 12, 2024, we adopted a 2024 equity incentive plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan has a maximum number of 2,000,000 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2024 Plan.

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

As of the date of this Annual Report, we have registered 1 domain name at www.eshallgo.com.

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

4.C. Organizational structure

We commenced our commercial operations in 2015 through Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Shanghai. On June 16, 2021, to facilitate offshore financing, we incorporated Eshallgo Inc under the laws of the Cayman Islands as our offshore holding company. On June 30, 2021, we established Junzhang Monarch Limited, or Junzhang HK, our wholly-owned Hong Kong subsidiary, and on July 22, 2021, we established Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., or WOFE, which is a wholly-owned subsidiary of Junzhang HK. On May 19, 2025, we established its U.S. subsidiary, ESHALLGO USA, INC., owned 75% by Eshallgo Inc. and 25% by Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs:

Eshallgo Inc.
(a Cayman Islands company)
100%
Junzhang Monarch Limited
(a Hong Kong SAR company)
Offshore
100%
Onshore
Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.
(a PRC company)
Contractual Agreements
55%
Junzhang Digital Technology (Suzhou) Co., Ltd.
Junzhang Digital Technology (Changzhou) Co., Ltd.
Zibo ESHALLGO Information Technology Co., Ltd.
(PRC companies)
Junzhang Digital Technology (Beijing) Co., Ltd.
(a PRC company)
Junzhang Digital Technology (Shanghai) Co., Ltd.
(a PRC company)
55%
100%
Ningbo Haishu Eshallgo Junzhang Digital Technology Co., Ltd.
Changchun Eshallgo Information Technology Co., Ltd.
Shijiazhuang Eshallgo Information Technology Co., Ltd.
Guangzhou Eshallgo Office Equipment Leasing Co., Ltd.
Tianjin Eshallgo Office Equipment Leasing Co., Ltd.
Hefei Junzhang Eshallgo Digital Products Co., Ltd.
Shanghai Changyun Industrial Development Co., Ltd.
Shenzhen Eshallgo Information Technology Co., Ltd.
Hangzhou Eshallgo Information Technology Co., Ltd.
Zhengzhou Junzhang Office Equipment Co., Ltd.
Chengdu Junzhang digital Technology Co., Ltd.
Junzhang Digital Technology (Nanjing) Co., Ltd.
Chongqing Eshallgo Office Equipment Co., Ltd.
Beijing Eshallgo Technology Development Co. Ltd.
Harbin Eshallgo Information Technology Co., Ltd.
Xi'an Eshallgo Information Technology Co., Ltd.
Kunming Eshallgo Information Technology Co., Ltd.
Qingdao Eshallgo Information Technology Co., Ltd.
Qinghai Eshallgo Information Technology Co., Ltd.
ESHALLGO Office Supplies (Shanghai) Co., Ltd.
(PRC companies)
Shanghai Lixin Office Equipment Co., Ltd.
(a PRC company)
Equity interest
Contractual arrangement

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

4.D. Property, plants and equipment

We lease the properties below for our principal executive office and other operating offices:

Monthly
Address	Rent	Lessee	Lessor	Area	Expiration
1 No. 37, Lane 97, Songlin Road, Pudong New Area, Shanghai	RMB 80,000	Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.,	ZHU YAQIN	300.65m2	October 27, 2027
2 1206A, Building 3, 1501 Jinsui Road, Pudong New Area, Shanghai 201258	RMB 8,769	Junzhang Digital Technology (Shanghai) Co., Ltd.	Shanghai Shuopu Mould Co., Ltd.	186 m2	May 31, 2026
4 1206B, Building 3, 1501 Jinsui Road, Pudong New Area, Shanghai 201258	RMB 8,769	Eshallgo Office Supplies (Shanghai)Co., Ltd.	Shanghai Shuopu Mould Co., Ltd.	186 m2	May 31, 2026

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

Cash Transfers within our Corporate Structure

Eshallgo Inc is a holding company with no operations of its own. We conduct our operations in China primarily through the VIEs in China. We may rely on dividends to be paid by the VIEs and their subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If the VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Eshallgo Inc is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Eshallgo HK is also permitted under the laws of Hong Kong to provide funding to EShallGo through dividend distribution without restrictions on the amount of the funds. As of the date of this annual report, there has been no distribution of dividends or assets among the holding company or the subsidiaries, or to the VIEs or investors.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, or settle amounts owed under the VIE agreements, if any, and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and our memorandum and articles of association, as amended and restated from time to time, our board of directors has discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the Company, provided that in no circumstances may a dividend be paid if this would result in, immediately following the date on which the dividend is proposed to be paid, the company being unable to pay its debts as they fall due in the ordinary course of business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is levied in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not prohibit the transfer of cash from EShallGo to EShallGo HK or from EShallGo HK to EShallGo, provided that each transfer shall comply with PRC foreign exchange laws and regulations. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit our PRC subsidiaries to pay dividends to EShallGo HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of the VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Eshallgo Inc is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong SAR to provide funding to Eshallgo Inc through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit EShallGo WOFE to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As of the date of this annual report, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIEs to our PRC subsidiary in accordance with the VIE Agreements.

The structure of cash flows within our organization, and as summary of the applicable regulations, is as follows:

1.

Our equity structure adopt both a direct holding structure and contractual structure. Eshallgo Inc, or Eshallgo, directly controls Shanghai Eshallgo Enterprise Development (Group) co., Ltd., or Eshallgo WFOE or the WFOE, and Hong Kong company, Junzhang Monarch Limited, or Eshallgo HK. Eshallgo WFOE is the primary beneficiary of Junzhang Shanghai and Junzhang Beijing through a series of contractual agreements, under which Eshallgo WFOE has the exclusive right to provide to Junzhang Beijing or Junzhang Shanghai consulting, technical or other services and their respective intellectual property rights in exchange for payments.

2.

Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds entered Eshallgo at the close of the initial public offering, the funds could be directly transferred to Erayak HK, and then transferred to subordinate operating entities through the WFOE. Within our contractual structure, the transfer of funds between the WFOE and VIEs are also legal and compliant with the laws and regulations of the PRC

If the Company intends to distribute dividends, the VIEs will transfer the dividends to Eshallgo WOFE, which then will transfer the dividends to Eshallgo HK in accordance with the laws and regulations of the PRC, and then Erayak HK will transfer the dividends to Eshallgo, and the dividends will be distributed from Eshallgo to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3.

In the reporting periods presented in this annual report, no cash and other asset transfers have occurred among the Company, its subsidiaries and the VIEs; and no dividends or distributions of a VIE have been made to the Company to date between the holding company and its subsidiaries, or to investors. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its operations. As a result, we do not expect to pay any cash dividends. Furthermore, besides the potential tax consequences mentioned below, although we do not anticipate any difficulties or limitations on our ability to transfer cash between the holding company and the subsidiaries, or between the VIEs and the subsidiaries in the future, we have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIEs. To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

4.

Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends.

A.	Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2025 and 2024

The following table summarizes our operating results as reflected in our consolidated statements of income (loss) and comprehensive income (loss) during the years ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended March 31,
	2025		2024		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
REVENUE	$13,472,112	100.0%	$16,963,957	100.0%	$(3,491,845)	(20.6)%
COST OF REVENUE	10,370,298	77.0%	12,392,482	73.1%	(2,022,184)	(16.3)%
GROSS PROFIT	3,101,814	23.0%	4,571,475	26.9%	(1,469,661)	(32.1)%

Operating expenses
Selling expenses	3,392,337	25.2%	925,395	5.5%	2,466,942	266.6%
General and administrative expenses	9,751,876	72.4%	2,512,566	14.8%	7,239,310	288.1%
Research and development expenses	19,954	0.1%	223,136	1.3%	(203,182)	(91.1)%
Total operating expenses	13,164,167	97.7%	3,661,097	21.6%	9,503,070	259.6%

Income (loss) from operations	(10,062,353)	(74.7)%	910,378	5.4%	(10,972,731)	(1,205.3)%

Other (expenses) income	(724,815)	(5.4)%	59,755	0.4%	(784,570)	(1,313.0)%

Income (loss) before income tax provision	(10,787,168)	(80.0)%	970,133	5.7%	(11,757,301)	(1,211.9)%

Provision for income taxes	113,438	0.8%	124,802	0.7%	(11,364)	(9.1)%

Net (loss) income	(10,900,606)	(80.8)%	845,331	5.0%	(11,745,937)	(1,389.5)%

Less: net (loss) income attributable to non-controlling interest	(102,288)	(0.8)%	836,679	4.9%	(938,967)	(112.2)%

NET (LOSS) INCOME ATTRIBUTABLE TO ESHALLGO INC	$(10,798,318)	(80.0)%	$8,652	0.1%	$(10,806,970)	(124,907.2)%

	For the Years Ended March 31,
	2025		2024		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Revenue
Sale of equipment	$11,020,511	81.8%	$13,627,509	80.3%	$(2,606,998)	(19.1)%
Maintenance service	1,207,687	9.0%	2,090,109	12.3%	(882,422)	(42.2)%
Lease of equipment	1,236,517	9.2%	1,234,320	7.3%	2,197	0.2%
Finance income from sales type leases	7,397	0.1%	12,019	0.1%	(4,622)	(38.5)%
Total revenue	13,472,112	100.0%	16,963,957	100.0%	(3,491,845)	(20.6)%

Cost of Revenue
Cost of sale of equipment	9,765,266	88.6%	11,717,366	86.0%	(1,952,100)	(16.7)%
Costs of maintenance service	144,170	11.9%	146,768	7.0%	(2,598)	(1.8)%
Costs of lease of equipment	460,862	37.3%	528,348	42.8%	(67,486)	(12.8)%
Cost of finance income	—	—	—	—	—	—
Total cost of revenue	10,370,298	77.0%	12,392,482	73.1%	(2,022,184)	(16.3)%

Gross Profit
Sale of equipment	1,255,245	11.4%	1,910,143	14.0%	(654,898)	(34.3)%
Maintenance service	1,063,517	88.1%	1,943,341	93.0%	(879,824)	(45.3)%
Lease of equipment	775,655	62.7%	705,972	57.2%	69,683	9.9%
Finance income	7,397	100.0%	12,019	100.0%	(4,622)	(38.5)%
Total gross profit	$3,101,814	23.0%	$4,571,475	26.9%	$(1,469,661)	(32.1)%

Revenue

Our total revenues decreased by $3,491,845, or 20.6%, to $13,472,112 for the year ended March 31, 2025 from $16,963,957 for the year ended March 31, 2024. The decrease in our revenues was primarily attributable to the following reasons:

●	The revenues from sale of equipment decreased by $2,606,998, or 19.1%, to $11,020,511 for the year ended March 31, 2025 from $13,627,509 for the year ended March 31, 2024. The decrease was primarily attributable to the following reasons: (i) sales of office equipment decreased by $1,965,432, or 20.3%, to $7,716,552 for the year ended March 31, 2025 from $9,681,984 for the year ended March 31, 2024. Due to the slow recovery of economic in China, many of our customers, such as private companies as well as government-affiliated institutions, have implement various measures to achieve cost reduction and improve economic efficiency. Therefore, we experienced a declining demand for our office equipment which causing a decreased revenue during the year ended March 31, 2025 as compared to the same period last year; and (ii) sales of consumable materials, parts and others decreased by $641,566, or 16.3%, to $3,303,959 for the year ended March 31, 2025 from $3,945,525 for the year ended March 31, 2024. The decrease was mainly due to less sales of supporting consumable materials to our customers for the year ended March 31, 2025 as we received fewer one-off orders from our customers. Meanwhile, to improve our profitability, we also suspended the sales of some consumable materials with low profit margin for the year ended March 31, 2025.
●	Our revenue from maintenance service decreased by $882,422, or 42.2%, to $1,207,687 for the year ended March 31, 2025 from $2,090,109 for the year ended March 31, 2024. We provided mainly two types of services: (i) Full coverage, which mainly includes technical support and routine maintenance and repair service; and (ii) Other service, which mainly includes ad hoc maintenance and repair service, and provision of other software and system services. The decrease was primarily attributable to the following reasons: (i) the revenue from full coverage and repair service decreased by $104,724, or 33.0%, to $212,917 for the year ended March 31, 2025 from $317,641 for the year ended March 31, 2024; and (ii) the revenue from other service decreased by $777,698, or 43.9%, to $994,770 for the year ended March 31, 2025 from $1,772,468 for the year ended March 31, 2024. The decrease in maintenance service was mainly due to declined customer orders for ad hoc maintenance and repair service, and other software and system services for the year ended March 31, 2025 which was resulted from the slow recovery of economic in China as mentioned above.

●	Our revenue from leasing of equipment remained relatively stable with a slight increase of $2,197, or 0.2%, to $1,236,517 for the year ended March 31, 2025 from $1,234,320 for the year ended March 31, 2024.
●	Finance income is generated from sales type leases. The finance income decreased by $4,622, or 38.5%, to $7,397 in the year ended March 31, 2025 from $12,019 in the year ended March 31, 2024.

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

Our total costs of revenues decreased by $2,022,184, or 16.3%, to $10,370,298 for the year ended March 31, 2025 from $12,392,482 for the year ended March 31, 2024. The decrease in our costs was primarily attributable to the following reasons:

●	Our cost of revenues from sale of equipment decreased by $1,952,100, or 16.7%, to $9,765,266 for the year ended March 31, 2025 from $11,717,366 for the year ended March 31, 2024. The decrease was primarily attributable to the following reasons: (i) the cost of sale of office equipment decreased by $1,436,154, or 16.9%, to $7,086,357 for the year ended March 31, 2025 from $8,522,511 for the year ended March 31, 2024; and (ii) the cost of revenues from sale of consumable materials, parts and others decreased by $515,946, or 16.1%, to $2,678,909 for the year ended March 31, 2025 from $3,194,855 for the year ended March 31, 2024. The percentage decrease in cost of revenue from sale of equipment was less than the percentage decrease in revenue from sale of equipment, as discussed in greater details below.
●	Our cost of revenues from maintenance service decreased by $2,598, or 1.8%, to $144,170 for the year ended March 31, 2025 from $146,768 for the year ended March 31, 2024, primarily due to the following reasons: (i) the cost of revenues from full coverage and repair service decreased by $941, or 3.6%, to $24,978 for the year ended March 31, 2025 from $25,919 for the year ended March 31, 2024; and (ii) the cost of revenues from other service decreased by $1,657, or 1.4%, to $119,192 for the year ended March 31, 2025 from $120,849 for the year ended March 31, 2024. The percentage decrease in cost of revenue from maintenance service was less than the percentage decrease in revenue from maintenance service, as discussed in greater details below.
●	Our cost of revenues from lease of equipment decreased by $67,486, or 12.8%, to $460,862 for the year ended March 31, 2025 from $528,348 for the year ended March 31, 2024. Cost of revenue from lease of equipment decreased despite the increase in revenue from lease of equipment, as discussed in greater details below.

Gross Profit

Our total gross profit decreased by $1,469,661, or 32.1%, to $3,101,814 for the year ended March 31, 2025 from $4,571,475 for the year ended March 31, 2024. Our overall gross profit margin decreased by 3.9% to 23.0% for the year ended March 31, 2025 from 26.9% for the year ended March 31, 2024.

The decrease in our gross profit and gross margin was primarily attributable to the following reasons:

●	The gross profit from sales of equipment decreased by $654,898, or 34.3%, to $1,255,245 for the year ended March 31, 2025 from $1,910,143 for the year ended March 31, 2024. The decrease in gross profit consists: (i) the gross profit for sales of office equipment decreased by $529,278, or 45.6%, to $630,195 for the year ended March 31, 2025 from $1,159,473 for the year ended March 31, 2024; and (ii) the gross profit for sales of consumable material, parts and others decreased by $125,620, or 16.7%, to $625,050 for the year ended March 31, 2025 from $750,670 for the year ended March 31, 2024. The decrease in gross profit was primarily due to the decrease in revenue from sales of equipment. The gross margin of sales of equipment remained relatively stable with a slight decrease of 2.6 percentage points, from 14.0% for the year ended March 31, 2024 to 11.4% for the year ended March 31, 2025. Our customers are more sensitive to prices than ever, and we also faced increased competition from our rivals, hence, prices discounts were given to our customers which led to a decreased gross profit margin for the year ended March 31, 2025.

●	The gross profit of maintenance service decreased by $879,824, or 45.3%, to $1,063,517 for the year ended March 31, 2025 from $1,943,341 for the year ended March 31, 2024. The decrease in gross profit consists: (i) the gross profit from full coverage and repair services decreased by $103,783, or 35.6%, to $187,939 in the year ended March 31, 2025 from $291,722 in the year ended March 31, 2024; and (ii) the gross profit from other services decreased by $776,041, or 47.0%, to $875,578 in the year ended March 31, 2025 from $1,651,619 in the year ended March 31, 2024. The decrease in gross profit was primarily due to the decrease in revenue from maintenance service. The gross margin of maintenance service decreased by 4.9 percentage points, from 93.0% for the year ended March 31, 2024 to 88.1% for the year ended March 31, 2025. The decrease in gross profit margin was mainly due to less high margin software and system services provided, as well as the increased cost of revenue as we engaged some third parties to provide maintenance services for us during the year ended March 31, 2025.
●	The gross profit from lease of equipment increased by $69,683, or 9.9%, to $775,655 in the year ended March 31, 2025 from $705,972 in the year ended March 31, 2024 which was due to the decreased cost of revenue from lease of equipment. The gross margin of lease of equipment increased by 5.5 percentage points, from 57.2% for the year ended March 31, 2024 to 62.7% for the year ended March 31, 2025. While ensuring our quality of leasing services, we have tried to improve our profit margin by selecting more cost-effective consumables in our leasing package. Hence, our gross margin of lease of equipment increased during the year ended March 31, 2025 as compared to the same period last year.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2025 and 2024:

	For the Years ended March 31,
	2025		2024		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Total Revenue	$13,472,112	100.0%	$16,963,957	100.0%	$(3,491,845)	(20.6)%
Operating Expenses
Selling expenses	3,392,337	25.2%	925,395	5.5%	2,466,942	266.6%
General and administrative expenses	9,751,876	72.4%	2,512,566	14.8%	7,239,310	288.1%
Research and development expenses	19,954	0.1%	223,136	1.3%	(203,182)	(91.1)%
Total operating expenses	$13,164,167	97.7%	$3,661,097	21.6%	$9,503,070	259.6%

Selling expenses

Our selling expenses primarily include stock-based compensation expense, salaries and welfare benefit expenses paid to our sales personnel, advertising, office, utility, and other expenses, and expenses incurred for our business travel and meals.

	For the Years ended March 31,
	2025		2024		Variance
	Amount	% of	Amount	% of	Amount	% of
Selling Expenses
Stock-based compensation expense	$2,256,283	66.4%	$—	—	$2,256,283	100.0%
Salary, employee insurance and welfare expenses	772,157	22.8%	652,760	70.6%	119,397	18.3%
Travel and entertainment expense	144,858	4.3%	43,878	4.7%	100,980	230.1%
Office, utility and other expenses	219,039	6.5%	228,757	24.7%	(9,718)	(4.2)%
Total selling expenses	$3,392,337	100.0%	$925,395	100.0%	$2,466,942	266.6%

Our selling expenses increased by $2,466,942, or 266.6%, to $3,392,337 for the year ended March 31, 2025 from $925,395 for the year ended March 31, 2024, primarily attributable to (i) an increase in our stock-based compensation expense by $2,256,283, or 100.0%, for the year ended March 31, 2025 as compared to the same period last year, as we adopted equity incentive plan to award our consultants or key employees for their best efforts in our successful initial public offering; (ii) an increase in salary, employee insurance and welfare expenses by $119,397, or 18.3%, to $772,157 for the year ended March 31, 2025 from $652,760 for the year ended March 31, 2024, and an increase in travel and meals by $100,980, or 230.1%, to $144,858 for the year ended March 31, 2025 from $43,878 for the year ended March 31, 2024, which was mainly due to the increased number of sales personnel and increased travel and entertainment activities as we tried to seek business opportunities with new customers. The increase was also attributable to our WFOE and its subsidiaries since they commenced active business operations during the year ended March 31, 2025; and (iii) a decrease in office, utility and other expenses by $9,718, or 4.2%, for the year ended March 31, 2025, as compared to the same period last year. As a percentage of revenues, our selling expenses accounted for 25.2% and 5.5% of our total revenue for the years ended March 31, 2025 and 2024, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of stock-based compensation expense, employee salaries, welfare and insurance expenses, consultant and professional service fees incurred for company’s going public, depreciation and amortization expenses, rental expenses, office and utility expenses, bad debt expenses, and business travel and meals expenses.

	For the Years ended March 31,
	2025		2024		Variance
	Amount	% of	Amount	% of	Amount	% of
General and Administrative Expenses
Stock-based compensation expense	$4,059,500	41.6%	$—	—	$4,059,500	100.0%
Allowance for (net recovery of) credit losses/doubtful accounts	1,758,927	18.0%	(175,819)	(7.0)%	1,934,746	(1,100.4)%
Salary, employee insurance and welfare expenses	1,802,766	18.5%	1,180,283	47.0%	622,483	52.7%
Consulting and professional service fees	1,228,798	12.6%	848,343	33.8%	380,455	44.8%
Travel and entertainment expense	220,192	2.3%	56,920	2.3%	163,272	286.8%
Office, utility and other expenses	681,693	7.0%	602,839	23.9%	78,854	13.1%
Total general and administrative expenses	$9,751,876	100.0%	$2,512,566	100.0%	$7,239,310	288.1%

Our general and administrative expenses increased by $7,239,310, or 288.1%, to $9,751,876 for the year ended March 31, 2025 from $2,512,566 for the year ended March 31, 2024, primarily attributable to (i) an increase in our stock-based compensation expense by $4,059,500, or 100.0%, for the year ended March 31, 2025 as compared to the same period last year, as we adopted equity incentive plan to award our consultants or key employees for their best efforts in our successful initial public offering; (ii) an increase in allowance for credit losses and doubtful accounts by $1,934,746, or 1,100.4%, for the year ended March 31, 2025 as compared to the same period last year. Due to the slow recovery of economic in China as mentioned above, our accounts receivable turnover days increased due to extended credits given to some of our customers, and we also entered into some long-term repayment agreements with our debtors. The allowance is determined based on individual customer financial health analysis, historical collection trend and management’s best estimate of specific losses on individual exposure. We periodically review our allowance level in order to ensure our methodology used to determine allowances is reasonable and we will put more efforts into debt collection through strengthened monitoring of the uncollected receivable balance; (iii) an increase in our salary and welfare expenses by $622,483, or 52.7%, for the year ended March 31, 2025 as compared to the same period last year, primarily due to the increased director compensation since we became a public company as well as increased overtime compensation for our employees who worked long hours of overtime for the preparation of our initial public offering during the year ended March 31, 2025; (iv) an increase in our consultant and professional fees by $380,455, or 44.8%, for the year ended March 31, 2025 as compared to the same period last year, primarily due to the increased fees paid for professional services such as audit services and financial consulting services during the year ended March 31, 2025; (v) an increase in our travel and entertainment expense by $163,272, or 286.8%, for the year ended March 31, 2025 as compared to the same period last year, which was due to the preparation of our initial public offering during the year ended March 31, 2025; and (vi) an increase in office, utility and other expenses by $78,854, or 13.1% for the year ended March 31, 2025, as compared to the same period last year. As a percentage of revenues, general and administrative expenses were 72.4% and 14.8% of our revenue for the years ended March 31, 2025 and 2024, respectively.

Research and development expenses

Our research and development expenses primarily consist of employee salaries, welfare and insurance expenses, technical service fees, depreciation expenses, conference expenses, and business travel and meals expenses.

	For the Years ended March 31,
	2025		2024		Variance
	Amount	% of	Amount	% of	Amount	% of
Research and Development Expenses
Salary, employee insurance and welfare expenses	$19,954	100.0%	$221,984	99.5%	$(202,030)	(91.0)%
Others	—	—	1,152	0.5%	(1,152)	(100.0)%
Total research and development expenses	$19,954	100.0%	$223,136	100.0%	$(203,182)	(91.1)%

Our research and development expenses decreased by $203,182, or 91.1%, to $19,954 for the year ended March 31, 2025 from $223,136 for the year ended March 31, 2024. Due to the slow recovery of economic in China as mentioned above, we received less orders from customers for customized services and software, hence, we devoted less resources in R&D activities during the year ended March 31, 2025. As a percentage of revenues, research and development expenses were 0.1% and 1.3% of our revenue for the years ended March 31, 2025 and 2024, respectively.

Other Income (Expenses), Net

Our net other expenses was $173,886 for the year ended March 31, 2025 as compared to net other income of $14,198 for the year ended March 31, 2024. We prepaid a deposit of $100,093 for an equity acquisition, however, the transaction was terminated and deposit was un-refundable, hence, the deposit was expensed off during the year ended March 31, 2025. In addition, we provided shot-term funding to support two of our third-party suppliers, however, loans were not repaid by the third-party suppliers upon maturity. We commenced lawsuits against these two third-party suppliers and researched to settlement agreements, and we recorded debt restructuring loss of $79,983 during the year ended March 31, 2025.

Amortization of Debt Issuance Costs

We issued convertible debentures with an accredited investor during the year ended March 31, 2025, and issuance costs is recorded as deferred financing costs and amortized subsequently during the contractual period. For the year ended March 31, 2025, the amortization of debt issuance costs expenses was $230,700.

Loss on Derivative Liabilities

As mentioned above, we issued convertible debentures with an accredited investor, and we determined the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative liability at fair value with changes in fair value recorded in earnings. For the year ended March 31, 2025, loss on derivative liabilities was $356,134.

Net Income (Loss)

As a result of the foregoing, we reported a net loss of $10,900,606 for the year ended March 31, 2025, representing a $11,745,937, or 1,389.5% decrease from a net income of $845,331 for the year ended March 31, 2024.

Net Income (Loss) Attributable to Non-controlling Interest

One of our main operating entities, Junzhang Shanghai owns 55% shares of twenty-three subsidiaries, which located in many major cities in the PRC. Accordingly, we recorded non-controlling interest income attributed to non-controlling shareholders of these subsidiaries. The net loss attributed to non-controlling interest increased by $938,967, or 112.2%, from net income attributed to non-controlling interest of $836,679 for the year ended March 31, 2024 to net loss attributed to non-controlling interest of $102,288 for the year ended March 31, 2025, which was due to the overall decrease in profitability.

Net Income (Loss) Attributable to Eshallgo Inc

As a result of the foregoing, we reported a net loss attributable to Eshallgo of $10,798,318 for the year ended March 31, 2025, representing a $10,806,970, or 124,907.2% decrease from a net income of $8,652 for the year ended March 31, 2024.

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

Revenue

Our total revenues decreased by $1,461,355, or 7.9%, to $16,963,957 for the year ended March 31, 2024 from $18,425,312 for the year ended March 31, 2023. The decrease in our revenues was primarily attributable to the following reasons:

●	The revenues from sale of equipment decreased by $1,490,336, or 9.9%, to $13,627,509 for the year ended March 31, 2024 from $15,117,845 for the year ended March 31, 2023. The decrease was primarily attributable to the following reasons: (i) sales of office equipment decreased by $842,696, or 8.0%, to $9,681,984 for the year ended March 31, 2024 from $10,524,680 for the year ended March 31, 2023. Our revenue from sales of office equipment (excluding the impact of foreign currency translation) decreased slightly by 4.0% for the year ended March 31, 2024 as compared to the same period last year. Due to the slow recovery of economic in China after the pandemic, many of our customers, such as private companies as well as government-affiliated institutions, have implement various measures to achieve cost reduction and improve economic efficiency. We saw a slight declining demand for our office equipment which causing a decreased revenue during the year ended March 31, 2024 as compared to the same period last year. In addition, the decrease was also due to the depreciation of Renminbi against U.S. dollars. The average translation rate for the year ended March 31, 2024 and 2023 was at $0.1398 to RMB 1 and $0.1459 to RMB 1, respectively, a decrease of 4.2%; and (ii) sales of consumable materials, parts and others decreased by $647,640, or 14.1%, to $3,945,525 for the year ended March 31, 2024 from $4,593,165 for the year ended March 31, 2023. The decrease was mainly due to less sales of supporting consumable materials and parts to our customers caused by decrease in sales of equipment for the year ended March 31, 2024.
●	Our revenue from maintenance service decreased by $94,583, or 4.3%, to $2,090,109 for the year ended March 31, 2024 from $2,184,692 for the year ended March 31, 2023. We provided mainly two types of services: (i) Full coverage, which mainly includes technical support and routine maintenance and repair service; and (ii) Other service, which mainly includes ad hoc maintenance and repair service, and provision of other software and system services. The decrease was primarily attributable to the following reasons: (i) the revenue from full coverage and repair service decreased by $32,645, or 9.3%, to $317,641 for the year ended March 31, 2024 from $350,286 for the year ended March 31, 2023. The decrease was in line with the decreased sales of office equipment, which caused less demand for our full coverage and repair service; and (ii) the revenue from other service remained relatively stable with a slight decrease by $61,938, or 3.4%, to $1,772,468 for the year ended March 31, 2024 from $1,834,406 for the year ended March 31, 2023.

●	Our revenue from leasing of equipment increased by $124,480, or 11.2%, to $1,234,320 for the year ended March 31, 2024 from $1,109,840 for the year ended March 31, 2023. The increase was mainly due to our commitment to develop our company into a nationalwide muti-brand leasing company, and our continuous efforts in expanding our leasing business. The increase was also due to slow recovery of economic in China after the pandemic as mentioned above, many customers prefer to lease equipment instead of purchasing them which also led to an increase in our revenue from leasing of equipment for the year ended March 31, 2024 as compared to the same period last year.
●	Finance income is generated from sales type leases. The finance income remained relative stable with a slight decrease of $916, or 7.1%, to $12,019 in the year ended March 31, 2024 from $12,935 in the year ended March 31, 2023.

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

The decrease in our gross profit and increase in gross margin was primarily attributable to the following reasons:

●	The gross profit from sales of equipment decreased by $167,273, or 8.1%, to $1,910,143 for the year ended March 31, 2024 from $2,077,416 for the year ended March 31, 2023. The decrease in gross profit consists: (i) the gross profit for sales of office equipment decreased by $142,732, or 11.0%, to $1,159,473 for the year ended March 31, 2024 from $1,302,205 for the year ended March 31, 2023; and (ii) the gross profit for sales of consumable material, parts and others decreased by $24,541, or 3.2%, to $750,670 for the year ended March 31, 2024 from $775,211 for the year ended March 31, 2023. The decrease in gross profit was primarily due to the decrease in revenue from sales of equipment. The gross margin of sales of equipment remained relatively stable with a slight increase of 0.3 percentage points, from 13.7% for the year ended March 31, 2023 to 14.0% for the year ended March 31, 2024.

●	The gross profit of maintenance service decreased by $70,625, or 3.5%, to $1,943,341 for the year ended March 31, 2024 from $2,013,966 for the year ended March 31, 2023. The decrease in gross profit consists: (i) the gross profit from full coverage and repair services decreased by $18,875, or 6.1%, to $291,722 in the year ended March 31, 2024 from $310,597 in the year ended March 31, 2023; and (ii) the gross profit from other services decreased by $51,750, or 3.0%, to $1,651,619 in the year ended March 31, 2024 from $1,703,369 in the year ended March 31, 2023. The decrease in gross profit was primarily due to the decrease in revenue from maintenance service. The gross margin of maintenance service remained relatively stable with a slight increase of 0.8 percentage points, from 92.2% for the year ended March 31, 2023 to 93.0% for the year ended March 31, 2024.
●	The gross profit from lease of equipment increased by $111,468, or 18.7%, to $705,972 in the year ended March 31, 2024 from $594,504 in the year ended March 31, 2023 which was due the increased revenue from lease of equipment. The gross margin of lease of equipment increased by 3.6 percentage points, from 53.6% for the year ended March 31, 2023 to 57.2% for the year ended March 31, 2024. While ensuring our quality of leasing services, we have tried to improve our profit margin by selecting more cost-effective consumables in our leasing package. Hence, our gross margin of lease of equipment increased during the year ended March 31, 2024 as compared to the same period last year.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2024 and 2023:

	For the Years ended March 31,
	2024		2023		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Total Revenue	$16,963,957	100.0%	$18,425,312	100.0%	$(1,461,355)	(7.9)%
Operating Expenses
Selling expenses	925,395	5.5%	1,014,513	5.5%	(89,118)	(8.8)%
General and administrative expenses	2,512,566	14.8%	2,116,248	11.5%	396,318	18.7%
Research and development expenses	223,136	1.3%	250,344	1.4%	(27,208)	(10.9)%
Total operating expenses	$3,661,097	21.6%	$3,381,105	18.4%	$279,992	8.3%

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

Our general and administrative expenses decreased by $396,318, or 18.7%, to $2,512,566 for the year ended March 31, 2024 from $2,116,248 for the year ended March 31, 2023, primarily attributable to (i) an increase in our consultant and professional fees by $291,640, or 52.4% for the year ended March 31, 2024 as compared to the same period last year, primarily due to our effort made towards preparation of our initial public offering in the year ended March 31, 2024; (ii) an increase in depreciation and amortization by $66,435, or 59.2% for the year ended March 31, 2024 as compared to the same period last year, primarily due to the increased amortization of leasehold improvement as the Company renovated its offices in order to present a higher-class brand and image for the Company; (iii) an increase in office, utility and other expenses by $61,269, or 42.2% for the year ended March 31, 2024 as compared to the same period last year, primarily due to the recovery of our business operation from the 2022 Resurgence; (iv) an increase in our salary and welfare expenses paid to our employees by $21,137, or 1.8% for the year ended March 31, 2024 as compared to the same period last year, primarily due to the recovery of our business operation from the 2022 Resurgence. However, the increase was offset by the depreciation of Renminbi against U.S. dollars by 4.2% as mentioned above; (v) an increase in our rent expense by $14,146, or 5.4% for the year ended March 31, 2024 as compared to the same period last year. We received lease concession from our landlords during the year ended March 31, 2023 due to the pandemic, rent expense increased since no such concession was received in the year ended March 31, 2024; and (vi) an increase in net recovery of credit losses and doubtful accounts by $58,309, or 49.6%. On April 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,”. We extended credits to some of our customers as their business was affected by the 2022 Resurgence, however, due to the recovery of general economy in China, our credit term was back to normal. Meanwhile we have put efforts in collection of long overdue receivables from our customers, hence, causing a greater net recovery of credit losses and doubtful accounts in the year ended March 31, 2024. As a percentage of revenues, general and administrative expenses were 14.8% and 11.5% of our revenue for the years ended March 31, 2024 and 2023, respectively.

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

On July 3, 2024, we closed our IPO (the “Offering”) of 1,250,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $5.0 million before deducting underwriting discounts and other related expenses. The Offering was conducted on a firm commitment basis. In addition, we have granted the underwriters of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 187,500 Class A Ordinary Shares at the public offering price, less underwriting discounts and commissions. The option was expired and no share was exercised by the underwriters. Our Class A Ordinary Shares began trading on Nasdaq Capital Market under the ticker symbol “EHGO” on July 2, 2024.

On November 29, 2024, we entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of November 28, 2025, which is 364 days after the issuance of the first Debenture, in the aggregate principal amount of up to $5,000,000 at a purchase price equal to 95% of the principal amount (the “Transaction”), provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 18% per annum in the event of default. The initial closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on November 29, 2024. The second closing of the Transaction in the principal amount of $2,000,000 in Debenture occurred on December 19, 2024. The third closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on December 30, 2024. For the year ended March 31, 2025, a total of $230,700 in amortization of the debt issuance costs was recorded on the consolidated statements of income (loss) and comprehensive income (loss). As of March 31, 2025, shares of our common stock totalling 432,759 were issued by us to the Debenture Holder equalling principal and interests amounted to $439,575. The Convertible Debentures balance was $2,391,945, with a carrying value of $2,954,275, net of deferred financing costs of $562,330 was recorded in the accompanying consolidated balance sheets as of March 31, 2025. The derivative liability associated with these notes were $2,032,530 as of March 31, 2025. We recognized a loss of $356,134 from the change in fair value of the derivative liability for the year ended March 31, 2025.

As of March 31, 2025, we had $7,600,300 in cash and cash equivalents as compared to $5,362,101 as of March 31, 2024. We also had $3,976,391 in accounts receivable. Our accounts receivable primarily include balance due from customers for our office equipment sold and services provided and accepted by customers. Approximately 18.8% of our net accounts receivable balance as of March 31, 2025 have been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of March 31, 2025, we had short-term investments of $3,094,208, including accrued interests of $62,788. Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with variable interest rates with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. The interest earned is recognized in the consolidated statements of income (loss) and comprehensive income (loss) as interest income.

As of March 31, 2025, our inventory balance amounted to $1,800,020, primarily consisting of purchased goods and supplies, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

As of March 31, 2025, our working capital balance was $15,104,778. In assessing our liquidity, management monitors and analyzes our cash and cash equivalents, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash equivalents, cash flows provided by operating activities, debt financing, the proceeds we received from the IPO and other equity financing activities will be sufficient to meet our working capital needs in the next 12 months from the date the consolidated financial statements were issued. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. Our capital expenditures, including infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to financing sources, such as bank loans and debt and equity financing, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs mainly by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended
	March 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$(1,283,432)	$2,220,418	$783,940
Net cash provided by (used in) investing activities	(5,163,214)	(1,616,941)	1,162,959
Net cash provided by financing activities	8,678,984	50,431	520,893
Effect of exchange rate change on cash and cash equivalents	5,999	(241,643)	(185,351)
Net increase in cash, cash equivalents and restricted cash	2,238,337	412,265	2,282,441
Cash, cash equivalents and restricted cash, beginning of year	5,362,101	4,949,836	2,667,395
Cash, cash equivalents and restricted cash, end of year	$7,600,438	$5,362,101	$4,949,836

Operating Activities

Net cash used in operating activities was $1,283,432 for the year ended March 31, 2025, primarily derived from a net loss of $10,900,606 for the year, reconciled by issuance of Class A Ordinary Share for services of $3,643,333, stock-based compensation of $2,672,450, allowance for credit losses and doubtful accounts of $1,758,927, loss on derivative liabilities of $356,134 and amortization of debt issuance cost of $230,700, and net changes in our operating assets and liabilities, which mainly included an increase in deferred revenue of $405,770, and increase in advance to third-party and related party vendors of $413,078.

Net cash provided by operating activities was $2,220,418 for the year ended March 31, 2024, primarily derived from a net income of $845,331 for the year, and net changes in our operating assets and liabilities, which mainly included (i) a decrease in accounts receivable due from third parties and related parties of $1,038,007. We extended credits to some of our customers as their business was affected by the 2022 Resurgence, however, due to the recovery of general economy in China, our credit term was back to normal and we have put efforts in collection of long overdue receivables from our customers; and an increase in advance to vendors to third parties and related parties of $552,110. We increased our advance to vendors to secure supplies in anticipation of increased sales in the coming months.

Net cash provided by operating activities was $783,940 for the year ended March 31, 2023, primarily derived from a net income of $1,269,926 for the year, and net changes in our operating assets and liabilities, which mainly included (i) an increase in accounts receivable due from third parties of $1,328,948. The increase was primarily due to increased sales in last quarter of the year ended March 31, 2023 as well as the extended credits to some of our customers as their business was affected by the 2022 Resurgence as mentioned above; and (ii) an increase in accounts payable of $758,843, because of the extended payment period we requested from our suppliers as our business was affected by the 2022 Resurgence.

Investing Activities

Net cash used in investing activities amounted to $5,163,214 for the year ended March 31, 2025, and primarily included the payments made to related parties of $2,844,952 and purchase of short-term investments of $1,940,158, and payment made for long-term loans to third parties of $484,496.

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

Financing Activities

Net cash provided by financing activities amounted to $8,678,984 for the year ended March 31, 2025, and primarily included net proceeds from initial public offerings, net of issuance costs of $4,436,973, net proceeds from issuance of convertible note of $4,206,970.

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

Contractual obligations

As of March 31, 2025, our contractual obligations were as follows:

		Less than	1-2	2-3	3-4	4-5
Contractual obligations	Total	1 year	years	years	years	years	Thereafter
Future lease payments (1)	$559,519	$286,416	$147,447	$76,551	$10,912	$10,912	$27,281
Short-term bank loan (2)	137,781	137,781	—	—	—	—	—
Total	$697,300	$424,197	$147,447	$76,551	$10,912	$10,912	$27,281
(1)	We lease office space and warehouse space for the VIEs and the subsidiaries in various major cities in the PRC. As of March 31, 2025, our future lease payments totaled $559,519.
(2)	Represents the outstanding principal balance of short-term loan from bank.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2025 and 2024.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2024 to March 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates and Policies

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

Credit losses

We use the roll-rate method to measure the expected credit losses accounts receivable, finance receivable, long-term accounts receivable and long-term other receivable on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. We adjust the allowance that is determined by the roll-rate method for both current conditions and forecast of economic conditions. When establishing the loss rate, we make the assessment on various factors, including historical experience, creditworthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from, the debtors. Changes in these factors may result in material increase or decrease in amount of credit losses for accounts receivable for the period, which could be material to the financial operation results. The factors that have an effect on loss rate like creditworthiness of debtors, reasonable and supportable forecasts of future economic conditions are constantly changing according to the objective environment, therefore, it is a critical accounting policy.

As of March 31, 2025 and 2024, allowance for credit losses for accounts receivable amounted to$668,195 and $133,449, respectively, allowance for credit losses for long-term accounts receivable amounted to $101,820 and $5,073, respectively, allowance for credit losses for long-term other receivable amounted to $818,191 and $ nil, respectively, allowance for credit losses for loan to third parties which is included in current and non-current prepaid expenses and other assets amounted to $144,251 and $25,026, respectively, and allowance for credit losses for finance receivable amounted to $13,247 and $6,040, respectively. Each 1 percentage point increase in our expected credit loss rate would increase our allowance for credit losses for accounts receivable, long-term accounts receivable, long-term other receivable, loan to third parties and finance receivable as of March 31, 2025 by $45,164, $1,708, $15,786, $14,105 and $1,309, respectively. Each 1 percentage point decrease in our expected credit loss rate would decrease our allowance for credit losses for accounts receivable, long-term accounts receivable, long-term other receivable, loan to third parties and finance receivable as of March 31, 2025 by $46,299, $1,708, $15,786, $13,785 and $1,309, respectively.

Inventories, net

Inventory allowance involves estimating potential future inventory write-downs or losses. These estimates are typically based on management’s judgment and historical data, but factors such as future market conditions and changes in demand can affect the accuracy of these estimates. Therefore, the estimation of inventory allowance carries a high degree of uncertainty. Inventory is a significant component of the Company’s balance sheet, and changes in inventory allowance directly affect the total assets and net income of the company. If the inventory allowance is underestimated, it may lead to overstatement of assets and inflated profits; conversely, overestimation may result in understated assets and reduced profits. And therefore, it is a critical accounting policy. The inventory reserve amounted $18,182 and $19,830 as of March 31, 2025 and 2024, respectively. Each 1% increase (decrease) in our estimates would increase (decrease) our inventory reserve as of March 31, 2025 by $18,182.

Impairment of long-lived assets

Impairment of property and equipment involves estimating future cash flows, which are typically based on management’s judgment and assumptions. Future market conditions, technological changes, and economic environment can all affect the accuracy of these estimates. Therefore, the estimation of property and equipment impairment carries a high degree of uncertainty. Property and equipment is a significant component of our balance sheet, and changes in property and equipment impairment directly affect the total assets and net income of the company. If the property and equipment impairment is underestimated, it may lead to overstatement of assets and inflated profits; conversely, overestimation may result in understated assets and reduced profits. Determining property and equipment impairment requires substantial judgment and estimation by management, including forecasting future cash flows, selecting discount rates, and determining the useful life of assets. These judgments and estimates are highly subjective, making the transparency and reasonableness of the property and equipment impairment policy crucial for investors and regulatory bodies. And therefore, it is a critical accounting policy. There were no impairments of these assets for the years ended March 31, 2025, 2024 and 2023.

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

Name	Age	Position(s)
Zhidan Mao	61	Chairman
Qiwei Miao	48	Chief Executive Officer and Director
Chun Lyu	42	Chief Financial Officer
Xiaohui Wu	52	President and Director
Weimin Xu	61	Independent Director, Audit and Compensation Committee Chair
Weibo Weng	66	Independent Director and Nominating Committee Chair
Kewa Luo	42	Independent Director

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended March 31, 2025 and 2024, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

				Share	All Other
	Fiscal	Salary	Bonus	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)
Zhidan Mao	2025	$201,948	—	—	—	$201,948
Chairman	2024	$30,183	—	—	—	$30,183
Qiwei Miao	2025	$188,244	—	—	—	$188,244
Chief Executive Officer	2024	$33,552	—	—	—	$33,552
Chun Lyu	2025	$64,399	10,000	—	—	$74,399
Chief Financial Officer	2024	$16,776	—	—	—	$16,776

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

6.D. Employees

As of March 31, 2025, we have a total of 147 employees in the following departments:

As of
March 31,
2025
Administration	24
Research and Development	2
Technicians	48
Business Operations	73
Total	147

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

Our Company is authorized to issue 90,000,000 Class A ordinary shares of $0.0001 par value per share and 10,000,000 Class B ordinary shares of $0.0001 par value per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A ordinary shares and/or Class B ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. The calculations in the table below are based on 23,838,163 Class A ordinary shares and 5,856,000 Class B ordinary shares issued and outstanding as of the date hereof.

						Combined
						Voting
						Power of
					Combined	Class A
					Voting	and
	Amount of		Amount of		Power	Class B
	Beneficial	Percentage	Beneficial	Percentage	of Class A	Ordinary
	Ownership	Ownership	Ownership	Ownership	and	Shares as a
Named Executive Officers and Directors	(Class A)	(Class A)	(Class B)	(Class B)	Class B	Percentage(3)
Directors and Named Executive Officers:
Zhidan Mao, Chairman(1)	—	0%	3,619,008	61.80%	36,190,080	43.92%
Qiwei Miao, Chief Executive Officer and Director(2)			2,236,992	38.20%	22,369,920	27.15%
Chun Lyu, Chief Financial Officer	—	0%	—	0%	—	0%
Xiaohui Wu, Director(3)	800,000	3.38%	—	0%	—	0.97%
Weimin Xu, Independent Director	—	0%	—	0%	—	0%
Weibo Weng, Independent Director	—	0%	—	0%	—	0%
Kewa Luo, Independent Director	—	0%	—	0%	—	0%
All directors and executive officers as a group (6 persons)	800,000	3.38%	5,856,000	100%	58,560,000	72.04%

5% Beneficial Owners:
JUNZHANG DIGTAL LIMITED(1)	—	0%	3,619,008	61.80%	36,190,080	43.92%
MAGIC IDEAL LIMITED(2)	—	0%	2,236,992	38.20%	22,369,920	27.15%
MASSIVE HONOR LIMITED(4)	2,944,000	12.35%	—	0%	2,944,000	3.57%
IMPRESSIVE SHINE LIMITED(5)	2,684,000	11.26%	—	0%	2,684,000	3.26%
(1)	Through JUNZHANG DIGTAL LIMITED. Zhidan Mao is the controlling person of JUNZHANG DIGTAL LIMITED and has sole voting and dispositive power over shares beneficially owned by JUNZHANG DIGTAL LIMITED.
(2)	Through MAGIC IDEAL LIMITED, British Virgin Islands Company located at Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Qiwei Miao is the controlling person of MAGIC IDEAL LIMITED and has sole voting and dispositive power over shares beneficially owned by MAGIC IDEAL LIMITED.
(3)	Through EXTRAORDINARY START LIMITED. Xiaohui Wu is the controlling person of EXTRAORDINARY START LIMITED and has sole voting and dispositive power over shares beneficially owned by EXTRAORDINARY START LIMITED.

(4)	Represents 2,944,000 Class A Ordinary Shares held by MASSIVE HONOR LIMITED, a British Virgin Islands company. MASSIVE HONOR LIMITED has a sole director, namely, Xiaoxiao Li, who owns 16.56% of MASSIVE HONOR LIMITED’s shares. However, MASSIVE HONOR LIMITED has seventeen other shareholders, none of whom, including Xiaoxiao Li, has sole voting and dispositive power of all the shares held by MASSIVE HONOR LIMITED. Under the “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting and dispositive decisions require approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.
(5)	Represents 2,684,000 Class A Ordinary Shares held by IMPRESSIVE SHINE LIMITED, a British Virgin Islands company. IMPRESSIVE SHINE LIMITED has thirty shareholders, none of whom has sole voting and dispositive power of all the shares held by IMPRESSIVE SHINE LIMITED. Under the “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting and dispositive decisions require approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

In connection with this amended 2024 Annual Report, the Company considered whether the Restatement required recovery of erroneously awarded incentive based compensation pursuant to the Company’s clawback policy. The Company concluded that the Restatement does not impact related performance metrics used for executive management’s compensation and therefore no recovery of incentive-based compensation was required.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.” The company’s major shareholders do have different voting rights than the other shareholders.

7.B. Related Party Transactions (FS footnote)

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Shanghai Tuwen Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Changyun
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	An entity owned by the Company’s chairman and CEO
Qingdao Lixing Technology Co., Ltd.	An entity partially owned by the Supervisor of Qingdao
Kunming Jinbi Office Equipment Co., Ltd.	The general manager of this entity is the Supervisor of Kunming
Qinghai Jiayuan Mingyue Trade Co., Ltd.	An entity partially owned by the non-controlling shareholder who owns 45% of Qinghai
Anhui New Yalian Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Ningbo Lihong Information System Engineering Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Yue Yan (Shanghai) Digital Technology Co., Ltd.	An entity owned by the officer of the Company
Qinghai Chengchuang ideal Trading Co. Ltd.	An entity partially owned by the director of Qinghai
Hangzhou Shilian Office Equipment Co., Ltd	An entity partially owned by the non-controlling shareholder who own 45% of Hangzhou
Hebei Leading Future Technology Co., Ltd.	The Supervisor of this entity is the non-controlling shareholders who own 45% of Shijiazhuang
Hongkong Eshallgo Holding Group Co., Limited	An entity owned by the Company’s CEO and Director
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	Shareholder of the Company
Shanghai Mingzhe Office Equipment Co., Ltd.	An entity partially owned by the officer of Lixin before April 1, 2023, the entity ceased to be a related party to the Company since April 1, 2023.
Hebei Shilong Digital Technology Co., Ltd.	The officer of this entity is the Company’s minority shareholder before April 1, 2023, the entity ceased to be a related party to the Company since April 1, 2023.
Youshi Innovation Business Group Co., Ltd.	An entity partially owned by the non-controlling shareholder who owns 45% of Beijing, the entity ceased to be a related party to the Company since April 1, 2024.
Zhidan Mao	Chairman
Qiwei Miao	Chief Executive Officer and Director
Chun Lyu	Chief Financial Officer
Yun Li	The non-controlling shareholders who own 45% of Qinghai
Peidong Xia	The non-controlling shareholders who own 45% of Changyun
Zhongyang Pan	Family member of the non-controlling shareholders who own 45% of Suzhou

a. Accounts receivable - related parties

Accounts receivable - related parties consisted of the following:

	March 31,	March 31,
	2025	2024
Shanghai Tuwen Office Equipment Co., Ltd.	$166,236	$30,780
Anhui New Yalian Office Equipment Co., Ltd.	64,812	132,399
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	12,823	7,619
Hebei Leading Future Technology Co., Ltd.	1,345	48,604
Others	276	13,218
Accounts receivable - related parties	$245,492	$232,620

For accounts receivable due from related parties, approximately 90.5%, or $222,281 of the March 31, 2025 balances have been subsequently collected as of August 14, 2025.

b. Advance to vendors - related parties

Advance to vendors - related parties consisted of the following:

	March 31,	March 31,
	2025	2024
Qinghai Chengchuang Ideal Trading Co. Ltd.	$—	$105,732
Shanghai Tuwen Office Equipment Co., Ltd.	—	38,770
Qingdao Lixing Technology Co., Ltd.	—	31,195
Others	50	14,036
Advance to vendors - related parties	$50	$189,733

The Company periodically makes purchase advances to various vendors, including the related party suppliers. For advance to vendors made to related parties, all of the March 31,2025 balances have been subsequently utilized as of August 14, 2025.

c. Due from related parties

Due from related parties consisted of the following:

	March 31,	March 31,
	2025	2024
Qiwei Miao	$1,105,383	$59,669
Zhidan Mao	594,363	—
Hangzhou Shilian Office Equipment Co., Ltd	530,458	—
Chun Lyu	291,495	1,523
Ningbo Lihong Information System Engineering Co., Ltd.	158,448	—
Yun Li	148,402	—
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	142,117	4,358
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	137,781	—
Qingdao Lixing Technology Co., Ltd.	68,891	—
Qinghai Chengchuang ideal Trading Co. Ltd.	—	237,230
Anhui New Yalian Office Equipment Co., Ltd.	—	63,981
Others	19,679	—
Due from related parties	$3,197,017	$366,761

The Company historically loaned funds to its related parties for business purposes. The balance due from related parties is typically interest-free and due upon demand. For amount due from related parties, approximately 33.9%, or $1,084,279 of the March 31, 2025 balances have been subsequently collected as of August 14, 2025, the remaining balance is expected to be fully received by December 31, 2025.

d. Accounts payable - related parties

Accounts payable - related parties consisted of the following:

	March 31,	March 31,
	2025	2024
Qingdao Lixing Technology Co., Ltd.	$90,946	$—
Yue Yan (Shanghai) Digital Technology Co., Ltd.	31,679
Hangzhou Shilian Office Equipment Co., Ltd	16,020	—
Others	1,616	1,387
Accounts payable - related parties	$140,261	$1,387

All these accounts payable to related parties occurred in the ordinary course of business and are payable upon demand without interest.

e. Due to related parties

Due to related parties consisted of the following:

	March 31,	March 31,
	2025	2024
Peidong Xia	$114,358	$—
Hongkong Eshallgo Holding Group Co., Limited	10,285	—
Others	7,977	7,348
Due to related parties	$132,620	$7,348

Amount due to related parties are advances from related various related parties for working capital during the Company’s normal course of business. These advances are unsecured, non-interest bearing and due on demand.

f. Due to a related party – non-current

	March 31,	March 31,
	2025	2024
Zhongyang Pan	$126,759	$—
Due to a related party - non-current	$126,759	$—

Amount due to a related party – non-current is loan borrowed from the related party for working capital during the Company’s normal course of business for threes year with maturity date on December 15, 2027. The loan bears a fixed interest rate of 3.0% per annum.

g. Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended
	March 31,
	2025	2024	2023
Anhui New Yalian Office Equipment Co., Ltd.	$347,621	$155,599	$165,224
Shanghai Tuwen Office Equipment Co., Ltd.	232,774	92,214	115,189
Hangzhou Shilian Office Equipment Co., Ltd	142,957	15,330	—
Ningbo Lihong Information System Engineering Co., Ltd.	95,743	88,365	122,526
Hebei Leading Future Technology Co., Ltd.	49,252	46,295	160
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	16,682	8,807	40,018
Qingdao Lixing Technology Co., Ltd.	1,961	31,930	—
Youshi Innovation Business Group Co., Ltd.	—	28,683	—
Kunming Jinbi Office Equipment Co., Ltd.	—	17,147	—
Qinghai Jiayuan Mingyue Trade Co., Ltd.	—	—	75,818
Hebei Shilong Digital Technology Co., Ltd.	—	—	1,295
Others	3,581	486	25,048
Sales to related parties	$890,571	$484,856	$545,278

h. Purchases from related parties

Purchases from related parties consisted of the following:

	For the Years Ended
	March 31,
	2025	2024	2023
Shanghai Tuwen Office Equipment Co., Ltd.	$122,789	$6,477	$6,043
Ningbo Lihong Information System Engineering Co., Ltd.	6,896	21,466	—
Kunming Jinbi Office Equipment Co., Ltd.	—	468,385	684,327
Youshi Innovation Business Group Co., Ltd.	—	50,325	67,417
Yue Yan (Shanghai) Digital Technology Co., Ltd.	—	35,649	—
Qingdao Lixing Technology Co., Ltd.	—	4,328	18,204
Shanghai Mingzhe Office Equipment Co., Ltd.	—	—	1,570,180
Hebei Shilong Digital Technology Co., Ltd.	—	—	124,587
Others	9,289	3,507	25,802
Purchases from related parties	138,974	590,137	2,496,560

i. Loan transactions with related parties

Loan transactions with related parties consisted of the following:

		For the Years Ended
		March 31,
	Nature	2025	2024	2023
Qiwei Miao	Payments made to a related party	$(1,045,660)	$(53,507)	$—
Zhidan Mao	Payments made to a related party	(596,096)	—	—
Hangzhou Shilian Office Equipment Co., Ltd	Payments made to a related party	(533,479)	—	—
Chun Lyu	Payments made to a related party	(289,677)	—	—
Ningbo Lihong Information System Engineering Co., Ltd.	Collections received from (payments made to) a related party	(159,351)	—	65,668
Yun Li	Collections received from (payments made to) a related party	(149,247)	—	—
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	Payments made to a related party	(142,927)	(135,402)	(106,014)
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	Payments made to a related party	(138,566)	—	—
Qingdao Lixing Technology Co., Ltd.	Payments made to a related party	(69,283)	—	—
Qinghai Chengchuang Ideal Trading Co. Ltd.	Collections received from (payments made to) a related party	237,405	(239,521)	—
Anhui New Yalian Office Equipment Co., Ltd.	Collections received from (payments made to) a related party	64,028	40,886	(110,109)
Zhongyang Pan	Proceeds from a related party	127,481	—	—
Peidong Xia	Proceeds from a related party	115,010	—	—
Shanghai Mingzhe Office Equipment Co., Ltd.	Collections received from (payments made to) a related party	—	209,702	(218,895)
Others	Proceeds/collection from (payment/repayment made to) related parties	(4,484)	(27,598)	35,510
Total		$(2,584,846)	$(205,440)	$(333,840)

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

Note Offering

On November 29, 2024, the Company entered into that certain Securities Purchase Agreement, dated as of November 29, 2024 (the “Purchase Agreement”) with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of November 28, 2025 in the aggregate principal amount of up to $5,000,000, provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. Pursuant to the Purchase Agreement, the Debentures will be issued in a private placement pursuant to an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder.

The initial closing of the transaction in the principal amount of $1,500,000 in Debenture occurred on November 29, 2024. The second closing of the transaction in the principal amount of $2,000,000 in Debenture occurred on December 19, 2024. The third closing of the transaction in the principal amount of $1,500,000 in Debenture occurred on December 30, 2024. As of the date of this Annual Report, the Company has received aggregate gross proceeds of $5,000,000 from the offering, without deducting any expenses associated with the transaction.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 for the year ended March 31, 2025.

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

As of March 31, 2025, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2025. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of March 31, 2025, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective on January 10, 2025, the Company dismissed its independent registered auditor, Marcum Asia CPAs LLP (“Marcum Asia”), which action was approved and ratified by the Company’s Board of Directors and the Audit Committee on January 10, 2025.

YCM CPA INC. (“YCM”) has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended March 31, 2025, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Marcum Asia’s fee for the fiscal year ended March 31, 2024 and 2023 was $427,618 and $398,729, respectively.

YCM’s fee for the fiscal year ended March 31, 2025 is $270,000.

Audit-Related Fees

There was no audit-related service fees incurred from Marcum Asia, for the fiscal years ended March 31, 2024.

There was no audit-related service fees incurred from YCM, for the fiscal years ended March 31, 2025.

Tax Fees

There was no tax service fees incurred from Marcum Asia for the fiscal years ended March 31, 2024.

There was no tax service fees incurred from YCM for the fiscal years ended March 31, 2025.

All Other Fees

There was no other service fees incurred from Marcum Asia in fiscal years ended March 31, 2024.

There was no other service fees incurred from YCM in fiscal years ended March 31, 2025.

Audit Committee Pre-Approval Policies

Marcum Asia’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by Marcum Asia and YCM have been so approved and ratified.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended March 31, 2025.

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

117	Securities Purchase Agreement, dated November 29, 2024, incorporated by reference to Exhibit 10.1 on Form 6-K filed on November 29, 2024
8.1	List of Subsidiaries, filed as exhibit 8.1 to the Form 20 - F filed on July 31, 2024, and incorporated by reference herein
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 99.2 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
11.2	Insider Trading Policy, filed as exhibit 11.2 to the Form 20 - F filed on July 31, 2024, and incorporated by reference herein
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ESHALLGO INC

By:	/s/ Qiwei Miao
Name:	Qiwei Miao
Title:	Director and Chief Executive Officer

Date: August 14, 2025

ESHALLGO INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eshallgo Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Eshallgo Inc (the “Company”) as of March 31, 2024, the related consolidated statements of income and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2021 to 2025 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, NY
July 31, 2024, except for the Note 20, as to which the date is December 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Eshallgo Inc

Opinion on the Consolidated Financial Statements

We have audited the consolidated balance sheet of Eshallgo Inc and its subsidiaries (collectively, the “Company”) as of March 31, 2025 and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended March 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2025.

PCAOB ID 6781

Irvine, California

August 14, 2025

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	March 31,	March 31,
	2025	2024

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (including amounts of the consolidated VIEs of $3,745,251 and $5,310,244 as of March 31, 2025 and 2024, respectively)	$7,600,300	$5,362,101
Restricted cash (including amounts of the consolidated VIEs of $138 and $nil as of March 31, 2025 and 2024, respectively)	138	—
Short-term investments (including amounts of the consolidated VIEs of $3,093,976 and $1,131,267 as of March 31, 2025 and 2024, respectively)	3,094,208	1,131,267
Accounts receivable, net (including amounts of the consolidated VIEs of $3,809,698 and $4,967,146 as of March 31, 2025 and 2024, respectively)	3,976,391	4,967,146
Accounts receivable - related parties (including amounts of the consolidated VIEs of $245,492 and $232,620 as of March 31, 2025 and 2024, respectively)	245,492	232,620
Advance to vendors, net (including amounts of the consolidated VIEs of $1,289,198 and $1,837,209 as of March 31, 2025 and 2024, respectively)	1,451,280	1,837,209
Advance to vendors - related parties (including amounts of the consolidated VIEs of $50 and $189,733 as of March 31, 2025 and 2024, respectively)	50	189,733
Inventories, net (including amounts of the consolidated VIEs of $1,584,425 and $1,963,166 as of March 31, 2025 and 2024, respectively)	1,800,020	1,963,166
Due from related parties (including amounts of the consolidated VIEs of $1,240,828 and $313,765 as of March 31, 2025 and 2024, respectively)	3,197,017	366,761
Long-term accounts receivable, net - current portion (including amounts of the consolidated VIEs of $82,681 and $nil as of March 31, 2025 and 2024, respectively)	82,681	—
Long-term other receivable, net - current portion (including amounts of the consolidated VIEs of $89,050 and $nil as of March 31, 2025 and 2024, respectively)	89,050	—
Finance receivables, net - current portion (including amounts of the consolidated VIEs of $70,801 and $100,564 as of March 31, 2025 and 2024, respectively)	70,801	100,564
Prepaid expenses and other current assets, net (including amounts of the consolidated VIEs of $1,112,065 and $1,895,276 as of March 31, 2025 and 2024, respectively)	1,363,793	1,923,001
TOTAL CURRENT ASSETS	22,971,221	18,073,568

Property and equipment, net (including amounts of the consolidated VIEs of $352,212 and $599,831 as of March 31, 2025 and 2024, respectively)	385,415	599,831
Right-of-use assets, net (including amounts of the consolidated VIEs of $104,390 and $346,995 as of March 31, 2025 and 2024, respectively)	434,188	346,995
Deferred tax assets, net (including amounts of the consolidated VIEs of $5,613 and $47,585 as of March 31, 2025 and 2024, respectively)	5,613	47,585
Long-term accounts receivable, net - non-current portion (including amounts of the consolidated VIEs of $nil and $197,005 as of March 31, 2025 and 2024, respectively)	—	197,005
Long-term other receivable, net (including amounts of the consolidated VIEs of $591,803 and $nil as of March 31, 2025 and 2024, respectively)	591,803	—
Finance receivables, net - non-current portion (including amounts of the consolidated VIEs of $46,852 and $96,961 as of March 31, 2025 and 2024, respectively)	46,852	96,961
Other non-current assets, net (including amounts of the consolidated VIEs of $374,201 and $324,723 as of March 31, 2025 and 2024, respectively)	374,201	324,723
TOTAL NONCURRENT ASSETS	1,838,072	1,613,100
TOTAL ASSETS	$24,809,293	$19,686,668

	March 31,	March 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loan (including amounts of the consolidated VIEs of $137,781 and $nil as of March 31, 2025 and 2024, respectively)	$137,781	$—
Accounts payable (including amounts of the consolidated VIEs of $787,746 and $922,195 as of March 31, 2025 and 2024, respectively)	1,003,053	922,195
Accounts payable - related parties (including amounts of the consolidated VIEs of $140,261 and $1,387 as of March 31, 2025 and 2024, respectively)	140,261	1,387
Convertible note payable (including amounts of the consolidated VIEs of $nil and $nil as of March 31, 2025 and 2024, respectively)	2,391,945	—
Derivative liability (including amounts of the consolidated VIEs of $nil and $nil as of March 31, 2025 and 2024, respectively)	2,032,530	—
Deferred revenue (including amounts of the consolidated VIEs of $876,905 and $598,661 as of March 31, 2025 and 2024, respectively)	999,182	598,661
Payroll payable (including amounts of the consolidated VIEs of $223,035 and $233,556 as of March 31, 2025 and 2024, respectively)	294,669	233,556
Taxes payable (including amounts of the consolidated VIEs of $251,185 and $268,710 as of March 31, 2025 and 2024, respectively)	218,342	268,710
Due to related parties (including amounts of the consolidated VIEs of $121,825 and $7,348 as of March 31, 2025 and 2024, respectively)	132,620	7,348
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of $90,676 and $105,159 as of March 31, 2025 and 2024, respectively)	233,883	105,159
Deferred tax liabilities (including amounts of the consolidated VIEs of $6,413 and $78 as of March 31, 2025 and 2024, respectively)	6,964	78
Operating lease liabilities - current portion (including amounts of the consolidated VIEs of $150,615 and $248,562 as of March 31, 2025 and 2024, respectively)	275,213	248,562
TOTAL CURRENT LIABILITIES	7,866,443	2,385,656

Operating lease liabilities - non-current portion (including amounts of the consolidated VIEs of $64,797 and $186,833 as of March 31, 2025 and 2024, respectively)	258,974	186,833
Due to a related party - non-current (including amounts of the consolidated VIEs of $nil and $nil as of March 31, 2025 and 2024, respectively)	126,759	—
Other long-term payable (including amounts of the consolidated VIEs of $nil and $6,313 as of March 31, 2025 and 2024, respectively)	—	6,313
TOTAL NONCURRENT LIABILITIES	385,733	193,146
TOTAL LIABILITIES	8,252,176	2,578,802

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary share, par value $0.0001 per share, 90,000,000 shares authorized, 17,842,778 and 14,429,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively	1,784	1,463
Class B ordinary share, par value $0.0001 per share, 10,000,000 shares authorized, 5,856,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively	586	586
Additional paid-in capital	13,754,806	3,175,965
Statutory reserves	646,794	645,538
Retained earnings (accumulated deficits)	(3,069,137)	7,730,437
Accumulated other comprehensive loss	(864,735)	(811,556)
TOTAL SHAREHOLDERS’ EQUITY	10,470,098	10,742,433
Non-controlling interest	6,087,019	6,365,433
TOTAL EQUITY	16,557,117	17,107,866

TOTAL LIABILITIES AND EQUITY	$24,809,293	$19,686,668

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended March 31,
	2025	2024	2023

REVENUE
Revenue - third parties	$12,581,541	$16,479,101	$17,880,034
Revenue - related parties	890,571	484,856	545,278
Total revenue	13,472,112	16,963,957	18,425,312

COST OF REVENUE
Cost of revenue - third parties	9,729,513	12,179,780	13,432,351
Cost of revenue - related parties	640,785	212,702	294,140
Total cost of revenue	10,370,298	12,392,482	13,726,491

GROSS PROFIT	3,101,814	4,571,475	4,698,821

OPERATING EXPENSES
Selling expenses	3,392,337	925,395	1,014,513
General and administrative expenses	9,751,876	2,512,566	2,116,248
Research and development expenses	19,954	223,136	250,344

Total operating expenses	13,164,167	3,661,097	3,381,105

INCOME (LOSS) FROM OPERATIONS	(10,062,353)	910,378	1,317,716

OTHER INCOME, NET
Interest (expense) income, net	(22,471)	10,575	17,508
Investment income	58,376	34,982	24,230
Other income (expenses), net	(173,886)	14,198	18,301
Amortization of debt issuance costs	(230,700)	—	—
Loss on derivative liabilities	(356,134)	—	—
Total other income, net	(724,815)	59,755	60,039

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(10,787,168)	970,133	1,377,755

PROVISION FOR INCOME TAXES	113,438	124,802	107,829

NET INCOME (LOSS)	(10,900,606)	845,331	1,269,926

Less: net (loss) income attributable to non-controlling interest	(102,288)	836,679	792,237

NET INCOME (LOSS) ATTRIBUTABLE TO ESHALLGO INC	$(10,798,318)	$8,652	$477,689

COMPREHENSIVE LOSS
Net income (loss)	(10,900,606)	845,331	1,269,926
Foreign currency translation gain (loss)	(55,424)	(824,343)	(1,220,142)
Comprehensive income (loss)	(10,956,030)	20,988	49,784
Less: Comprehensive income (loss) attributable to non-controlling interest	(104,533)	538,925	362,261

COMPREHENSIVE LOSS ATTRIBUTABLE TO ESHALLGO INC	$(10,851,497)	$(517,937)	$(312,477)

Earnings (loss) per common share - basic and diluted	$(0.49)	$0.00	$0.02
Weighted average shares - basic and diluted	22,091,030	20,402,808	20,133,521

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED MARCH 31, 2025, 2024 AND 2023

(Expressed in U.S. dollars, except for the number of shares)

							Retained	Accumulated
	Ordinary Shares						Earnings	Other	Total
	Class A		Class B		Additional Paid	Statutory	(Accumulated	Comprehensive	Shareholders’	Non-controlling
	Shares	Amount	Shares	Amount	in Capital	Reserves	Deficits)	Income (loss)	Equity	Interest	Total Equity
Balance as of March 31, 2022	14,144,000	$1,414	5,856,000	$586	$2,169,306	$609,841	$7,279,793	$505,199	$10,566,139	$5,562,467	$16,128,606
Issuance of Class A Ordinary Share	285,000	29	—	—	548,338	—	—	—	548,367	—	548,367
Net income for the year	—	—	—	—	—	—	477,689	—	477,689	792,237	1,269,926
Appropriation to statutory reserve	—	—	—	—	—	23,322	(23,322)	—	—	—	—
Foreign currency translation loss	—	—	—	—	—	—	—	(790,166)	(790,166)	(429,976)	(1,220,142)
Balance as of March 31, 2023	14,429,000	$1,443	5,856,000	$586	$2,717,644	$633,163	$7,734,160	$(284,967)	$10,802,029	$5,924,728	$16,726,757

Issuance of Class A Ordinary Share	200,000	20	—	—	458,321	—	—	—	458,341	—	458,341
Refund of capital contribution - capital reduction	—	—	—	—	—	—	—	—	—	(98,220)	(98,220)
Net income for the year	—	—	—	—	—	—	8,652	—	8,652	836,679	845,331
Appropriation to statutory reserve	—	—	—	—	—	12,375	(12,375)	—	—	—	—
Foreign currency translation loss	—	—	—	—	—	—	—	(526,589)	(526,589)	(297,754)	(824,343)
Balance as of March 31, 2024	14,629,000	$1,463	5,856,000	$586	$3,175,965	$645,538	$7,730,437	$(811,556)	$10,742,433	$6,365,433	$17,107,866

Issuance of Class A Ordinary Share	1,250,000	125	—	—	3,823,679	—	—	—	3,823,804	—	3,823,804
Refund of capital contribution - capital reduction	—	—	—	—	—	—	—	—	—	(179,185)	(179,185)
Capital contribution	—	—	—	—	—	—	—	—	—	5,304	5,304
Share issued for convertible note	432,759	43	—	—	439,532	—	—	—	439,575	—	439,575
Issuance of Class A Ordinary Share for management and employees	1,531,000	153	—	—	2,672,297	—	—	—	2,672,450	—	2,672,450
Issuance of Class A Ordinary Share for services		—	—		3,643,333	—	—	—	3,643,333	—	3,643,333
Net loss for the year	—	—	—	—	—	—	(10,798,318)	—	(10,798,318)	(102,288)	(10,900,606)
Appropriation to statutory reserve	—	—	—	—	—	1,256	(1,256)	—	—	—	—
Foreign currency translation loss	—	—	—	—	—	—	—	(53,179)	(53,179)	(2,245)	(55,424)
Balance as of March 31, 2025	17,842,759	$1,784	5,856,000	$586	$13,754,806	$646,794	$(3,069,137)	$(864,735)	$10,470,098	$6,087,019	$16,557,117

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended March 31,
	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$(10,900,606)	$845,331	$1,269,926
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	310,940	387,779	379,947
Loss (gain) from disposal of property and equipment	(41)	—	4,742
Amortization right-of-use assets	176,299	221,924	252,356
Allowance for (net recovery of) credit losses and doubtful accounts	1,758,927	(175,819)	(117,510)
Reversal of inventory reserve	(1,559)	(2,352)	(1,457)
Stock-based compensation	2,672,450	—	—
Issuance of Class A Ordinary Share for services	3,643,333	—	—
Deferred income tax provision (benefit)	48,979	(2,530)	34,490
Accrued interest income	(78,001)	—	—
Loss on derivative liabilities	356,134	—	—
Amortization of debt issuance cost	230,700	—	—
Accrued interest expense for convertible note payable	70,247	—	—
Debt restructuring loss	79,983	—	—

Changes in operating assets and liabilities:
Accounts receivable	137,440	674,111	(1,328,948)
Accounts receivable-related parties, net	(17,059)	363,896	6,355
Inventories	155,901	235,154	145,697
Advance to vendors	(602,900)	144,178	(257,233)
Advance to vendors-related parties	189,822	407,932	(65,643)
Prepaid expenses and other current assets	(220,704)	(172,823)	(70,021)
Long-term accounts receivable	16,675	110,104	106,319
Finance receivables	72,070	100,258	42,663
Other non-current assets	8,317	128,170	(328,340)
Accounts payable	92,155	(721,380)	758,843
Accounts payable-related parties	139,672	(7,750)	(82,264)
Deferred revenue	405,770	43,095	167,023
Payroll payable	62,377	(97,864)	84,610
Taxes payable	(49,323)	(1,025)	58,619
Accrued expenses and other current liabilities	129,082	(90,163)	(4,728)
Operating lease liabilities	(164,194)	(169,808)	(271,506)
Net cash provided by (used in) operating activities	(1,283,432)	2,220,418	783,940

Cash flows from investing activities:
Purchase of property and equipment	(98,237)	(55,216)	(353,974)
Proceeds from disposal of property and equipment	—	—	18,453
Payment made for short-term loans to third parties	204,629	(1,170,183)	—
Payment made for long-term loans to third parties	(484,496)	13,565	—
Purchase of short-term investments	(1,940,158)	(3,019,257)	(1,599,964)
Redemption of short-term investments	—	2,656,228	3,356,390
Payments made to related parties	(2,844,952)	(42,078)	(257,946)
Net cash provided by (used in) investing activities	(5,163,214)	(1,616,941)	1,162,959

Cash flows from financing activities:
Proceeds from short-term bank loan	138,566	6,990	145,930
Repayment of short-term bank loan	—	(146,791)	—
Net proceeds from initial public offerings, net of issuance costs	4,436,973	458,341	548,367
Net proceeds from issuance of convertible note	4,206,970	—	—
Refund of capital contribution - capital reduction	(179,185)	(98,220)	—
Capital contribution	5,304	—	—
Payments made for deferred offering costs	(183,071)	(6,527)	(97,510)
Proceeds from (repayments of) loans from related parties	253,427	(163,362)	(75,894)
Net cash provided by financing activities	8,678,984	50,431	520,893

Effect of changes of foreign exchange rates on cash, cash equivalents and restricted cash	5,999	(241,643)	(185,351)

Net decrease in cash, cash equivalents and restricted cash	2,238,337	412,265	2,282,441

Cash, cash equivalents and restricted cash, beginning of year	5,362,101	4,949,836	2,667,395

Cash, cash equivalents and restricted cash, end of year	$7,600,438	$5,362,101	$4,949,836

Reconciliation of cash, cash equivalents and restricted cash, beginning of year
Cash and cash equivalents	$5,362,101	$4,949,836	$2,667,395
Restricted cash	—	—	—
Cash, cash equivalents and restricted cash, end of year	$5,362,101	$4,949,836	$2,667,395

Reconciliation of cash, cash equivalents and restricted cash, end of year
Cash and cash equivalents	$7,600,300	$5,362,101	$4,949,836
Restricted cash	138	—	—
Cash, cash equivalents and restricted cash, end of year	$7,600,438	$5,362,101	$4,949,836

Supplemental disclosure of cash flow information
Cash paid for income tax	$97,068	$115,933	$81,386
Cash paid for interest	$163	$774	$—

Supplemental non-cash financing activity:
Right of use assets obtained in exchange for operating lease liabilities	$409,444	$223,681	$257,883
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$143,756	$60,137	$7,204
Deferred IPO cost offset with additional paid-in capital	$613,169	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Eshallgo Inc (“Eshallgo” or the “Company”), through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is engaged in the business of sales and leasing of office equipment, and related maintenance services in the People’s Republic of China (“PRC”).

Organization

Eshallgo Inc was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 16, 2021.

Eshallgo Inc owns 100% of the equity interests of Junzhang Monarch Limited (“Eshallgo HK”), a limited liability company formed under the laws of Hong Kong on June 30, 2021.

On July 22, 2021, Shanghai Eshallgo Enterprise Development (Group) Co. (“Eshallgo WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Eshallgo HK.

Eshallgo and Eshallgo HK are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, Mr. Zhidan Mao, the chairman of the board of directors, and his close family members, were the controlling shareholders of the following entities: (1) Junzhang Digital Technology (Shanghai) Co., Ltd. (“Junzhang Shanghai”), formed in Shanghai City, China on April 23, 2015; (2) Junzhang Digital Technology (Beijing) Co., Ltd. (“Junzhang Beijing”), formed in Beijing City, China on June 9, 2021. Junzhang Shanghai and Junzhang Beijing were all formed as limited liability companies pursuant to PRC laws. Junzhang Shanghai and Junzhang Beijing are primarily engaged in the business of providing customers a comprehensive range of office equipment solution services in the PRC. Junzhang Shanghai has one wholly-owned subsidiary and twenty other subsidiaries with 55% majority ownership, located across China. Junzhang Shanghai and its subsidiaries and Junzhang Beijing are collectively referred to as the “Eshallgo Operating Companies” below.

Upon the completion of the Reorganization as disclosed below, the Company has subsidiaries in countries and jurisdictions in Cayman Islands, Hong Kong, and the PRC. Details of the subsidiaries of the Company as of March 31, 2025 were set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Eshallgo Inc	June 16, 2021	Cayman Islands	Parent, 100%	Investment holding

Junzhang Monarch Limited	June 30, 2021	Hong Kong	100%	Investment holding

Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.	July 22, 2021	Shanghai, PRC	100%	WFOE, Investment holding Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Shanghai) Co., Ltd.	April 23, 2015	Shanghai, PRC	VIE	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Beijing) Co., Ltd.	June 9, 2021	Beijing, PRC	VIE	Sale, leasing, and maintenance of office equipment

Shanghai Lixin Office Equipment Co., Ltd. (“Lixin”)	September 5, 2008	Shanghai, PRC	100% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

ESHALLGO Office Supplies (Shanghai) Co., Ltd. (“Shanghai”)	October 30, 2015	Shanghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Changchun ESHALLGO Information Technology Co, Ltd. (“Changchun”)	March 10, 2016	Changchun, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Shijiazhuang ESHALLGO Information Technology Co, Ltd. (“Shijiazhuang”)	February 26, 2016	Shijiazhuang, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Guangzhou ESHALLGO Office Equipment Leasing Co., Ltd. (“Guangzhou”)	July 12, 2016	Guangzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Tianjin ESHALLGO Office Equipment Leasing Co., Ltd. (“Tianjin”)	December 6, 2016	Tianjin, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Ningbo Haishu ESHALLGO Junzhang Digital Technology Co., Ltd. (“Ningbo”)	October 19, 2016	Ningbo, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Zhengzhou Junzhang Office Equipment Co., Ltd. (“Zhengzhou”)	October 30, 2017	Zhengzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Chengdu Junzhang digital Technology Co., Ltd. (“Chengdu”)	August 15, 2016	Chengdu, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Hefei Junzhang EESHALLGO Digital Products Co., Ltd. (“Hefei”)	July 27, 2017	Hefei, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Chongqing ESHALLGO Office Equipment Co., Ltd. (“Chongqing”)	December 30, 2016	Chengdu, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Beijing ESHALLGO Technology Development Co., Ltd. (“Beijing”)	March 28, 2016	Beijing, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Harbin ESHALLGO Information Technology Co., Ltd. (“Harbin”)	April 5, 2016	Harbin, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Xi’an ESHALLGO Information Technology Co., Ltd. (“Xi’an”)	March 22, 2017	Xi’an, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Shenzhen ESHALLGO Information Technology Co., Ltd.(“Shenzhen”)	August 19, 2016	Shenzhen, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Shanghai Changyun Industrial Development Co., Ltd. (“Changyun”)	December 29, 2020	Shanghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Hangzhou ESHALLGO Information Technology Co., Ltd. (“Hangzhou”)	January 22, 2016	Hangzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Kunming ESHALLGO Information Technology Co., Ltd. (“Kunming”)	January 12, 2017	Kunming, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Qingdao ESHALLGO Information Technology Co., Ltd. (“Qingdao”)	March 29, 2016	Qingdao, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Qinghai ESHALLGO Information Technology Co., Ltd. (“Qinghai”)	June 21, 2018	Qinghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Nanjing) Co., Ltd. (“Nanjing”)˄	May 12, 2021	Nanjing, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Suzhou) Co., Ltd. (“Su Zhou”)	March 11, 2022	Jiangsu, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Changzhou) Co., Ltd. (“Changzhou”)	June 9, 2022	Jiangsu, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

Zibo ESHALLGO Information Technology Co., Ltd. (“Zibo”)*	July 25, 2022	Shandong, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

˄: the entity was dissolved on October 15, 2024.

*: as of the date of this report, there was no operation at this entity.

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

Exclusive Option Agreement

Eshallgo WFOE, Junzhang Beijing and each of the shareholders of Junzhang Beijing, Junzhang Shanghai and each of the shareholders of Junzhang Shanghai have entered into exclusive option agreements, pursuant to which each of the shareholders of Junzhang Beijing and Junzhang Shanghai irrevocably granted Eshallgo WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Junzhang Beijing and Junzhang Shanghai, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Junzhang Beijing and Junzhang Shanghai undertake that, without the prior written consent of Eshallgo WFOE, they may not increase or decrease the registered capital or change its structure of registered capital in other manners, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interests in Junzhang Beijing or Junzhang Shanghai held by the shareholders of Junzhang Beijing and Junzhang Shanghai are transferred or assigned to Eshallgo WFOE Cor its designated person(s). The shareholders of Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Shareholders’ Power of Attorney

Under each Power of Attorney, each Shareholder authorizes Eshallgo WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) the attendance of the shareholder’s meeting; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the PRC laws and the Articles of Association of QQJ Network, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director and/or director, supervisor, general manager and other senior management members of Junzhang Beijing and Junzhang Shanghai.

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

The Company’s ability to conduct its office equipment solution service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exercise its rights as the primary beneficiary over the VIEs and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIEs. The Company and Eshallgo HK are essentially holding companies and do not have active operations through March 31, 2025. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income (loss) presented on the consolidated statement of income (loss) and comprehensive income (loss) as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operating results and cash flow of Eshallgo WFOE and its subsidiaries and the VIEs and VIE’s subsidiaries. The Company has not provided any financial support to the VIEs for the years ended March 31, 2025, 2024 and 2023.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	March 31,	March 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,745,251	$5,310,244
Restricted cash	138	—
Short-term investments	3,093,976	1,131,267
Accounts receivable, net	3,809,698	4,967,146
Accounts receivable - related parties	245,492	232,620
Advance to vendors, net	1,289,198	1,837,209
Advance to vendors - related parties	50	189,733
Inventories, net	1,584,425	1,963,166
Due from related parties	1,240,828	313,765
Long-term accounts receivable, net - current portion	82,681	—
Long-term other receivable, net - current portion	89,050	—
Finance receivables, net	70,801	100,564
Prepaid expenses and other current assets, net	1,112,065	1,895,276
TOTAL CURRENT ASSETS	16,363,653	17,940,990

Property and equipment, net	352,212	599,831
Right-of-use assets, net	104,390	346,995
Deferred tax assets, net	5,613	47,585
Long-term receivable – accounts receivable, net	—	197,005
Long-term receivable - other receivable, net	591,803	—
Finance receivables, net	46,852	96,961
Other non-current assets, net	374,201	324,723
TOTAL NONCURRENT ASSETS	1,475,071	1,613,100
TOTAL ASSETS	$17,838,724	$19,554,090

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loan	$137,781	$—
Accounts payable	787,746	922,195
Accounts payable - related parties	140,261	1,387
Deferred revenue	876,905	598,661
Payroll payable	223,035	233,556
Taxes payable	251,185	268,710
Due to related parties	121,825	7,348
Accrued expenses and other current liabilities	90,676	105,159
Deferred tax liabilities	6,413	78
Operating lease liabilities	150,615	248,562
TOTAL CURRENT LIABILITIES	2,786,442	2,385,656

Operating lease liabilities	64,797	186,833
Other long-term payable	—	6,313
TOTAL NONCURRENT LIABILITIES	64,797	193,146
TOTAL LIABILITIES	2,851,239	2,578,802

	For the Years Ended
	March 31,
	2025	2024	2023
Net revenue	$12,233,829	$16,963,957	$18,425,312
Net income (loss)	(1,422,561)	850,176	1,277,103

	For the Years Ended
	March 31,
	2025	2024	2023
Net cash provided by operating activities	$1,501,559	$2,225,194	$793,532
Net cash provided by (used in) investing activities	(3,345,406)	(1,563,434)	1,162,959
Net cash provided by financing activities	273,659	36,924	443,497
Effect of exchange rate change on cash, cash equivalents and restricted cash	5,333	(245,000)	(210,709)
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,564,855)	453,684	2,189,279
Cash, cash equivalents and restricted cash, beginning of year	5,310,244	4,856,560	2,667,281
Cash, cash equivalents and restricted cash, end of year	$3,745,389	$5,310,244	$4,856,560

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

Non-controlling interest

For the Company’s consolidated subsidiaries and the VIEs, non-controlling interests are recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of income (loss) and comprehensive income (loss) to distinguish the interests from that of the controlling shareholder.

As of March 31, 2025 and 2024, non-controlling interest equity consisted of the following:

		As of
	Percentage of ownership of	March 31,	March 31,
Entity	non-controlling interest	2025	2024
Shanghai	45%	$65,652	$234,941
Beijing	45%	867,501	771,142
Qinghai	45%	193,753	235,710
Harbin	45%	436,332	463,615
Zhengzhou	45%	277,424	361,825
Chengdu	45%	268,966	260,054
Guangzhou	45%	310,888	279,086
Changchun	45%	275,496	331,372
Hefei	45%	278,903	262,357
Hangzhou	45%	437,487	448,796
Tianjin	45%	477,013	401,220
Shenzhen	45%	122,690	147,123
Qingdao	45%	93,626	95,005
Kunming	45%	740,138	649,401
Xi’an	45%	174,271	260,115
Shijiazhuang	45%	652,868	601,817
Ningbo	45%	192,754	180,341
Chongqing	45%	156,366	166,827
Changyun (1)	45%	48,995	214,686
Nanjing (2)	45%	—	—
Suzhou	45%	10,800	—
Changzhou	45%	5,096	—
Zibo	45%	—	—
Total non-controlling interest		$6,087,019	$6,365,433
(1)	On March 17, 2023, the shareholders of the Changyun approved a reduction of its registered capital from RMB5.0 million ($699,007) to RMB1.0 million ($139,801). RMB704,000 ($98,220) of capital contribution was returned to the NCI during the year ended March 31, 2024 and the remaining of RMB1,096,000 ($179,185) of capital contribution was fully returned to the NCI during the year ended March 31, 2025.
(2)	The entity was dissolved on October 15, 2024.

Use of estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These accounting estimates used in the preparation of the consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. These estimates are based on management’s best available information including current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates required to be made by management include, but are not limited to, assessment of the expected credit losses for financial assets, valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets, fair value of the derivative liability, implicit interest rate of operating leases, and the revenue recognition of leasing of equipment. As a result, actual results may be different from these estimates.

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

Cash and cash equivalents

Cash include cash on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains its bank accounts in the PRC, Hongkong and the United States. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash and restricted cash in the consolidated statements of cash flows. The Company’s restricted cash represents bank deposits designated for specific purposes, primarily for payments to specified third parties.

Short-term investment

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with variable interest rates with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. The interest earned is recognized in the consolidated statements of income (loss) and comprehensive income (loss) as investment income.

As of March 31, 2025 and 2024, the Company had short-term investments balance of $3,094,208 and $1,131,267, including accrued interests of $62,788 and $23,556, respectively.

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

The Company’s accounts receivable from third parties and related parties, due from related parties, finance receivable, long-term accounts receivable, long-term other receivable, loans and security deposits which is included in current and non-current prepaid expenses and other assets line item in the consolidated balance sheets are within the scope of ASC Topic 326. The Company uses the roll-rate method to measure the expected credit losses of accounts receivable, finance receivable and long-term other receivable on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. For security deposits and loans to third parties, the Company uses the loss-rate method to evaluates the expected credit losses on an individual basis. When establishing the loss rate, the Company makes the assessment on various factors, including historical experience, current economic conditions and other factors that may affect its ability to collect from the debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the consolidated statements of income (loss) and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts receivable, net

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable amounted to $668,195 and $133,449 as of March 31, 2025 and 2024, respectively.

Advances to suppliers, net

Advance to suppliers consists of balances paid to suppliers for purchase of office equipment, equipment parts and suppliers and others that have not been used against purchases. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the utilization of the advance becomes doubtful. The Company continually assesses the credit quality of its suppliers and the factors that affect the credit risk and the supplier’s capability of fulfilling the future purchase orders and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for doubtful accounts amounted to $266,351 and $175,135 as of March 31, 2025 and 2024, respectively.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets consist of prepaid social security-employee portion, loans to third parties which are used for short-term funding to support various third-party suppliers and employees, security deposits primarily include security deposits paid to landlords for the Company’s leased offices as well as security deposits paid to the Company’s suppliers, deferred initial public offering costs and others. Loans to third parties, other receivable and security deposits are within the scope of ASC Topic 326, allowance for credit losses for loans to third parties amounted to $80,877 and $19,647 as of March 31, 2025 and 2024, respectively, allowance for credit losses for other receivable amounted to $3,526 and $ nil as of March 31, 2025 and 2024, respectively, and allowance for credit losses for security deposits and other were both $ nil as of March 31, 2025 and 2024, respectively.

Finance receivable, net

Finance receivables consist of receivables in relation to sales-type leases resulting from the sales of equipment. Finance receivables is recorded upon the inception of the lease, and consists the minimum lease payments, net of the unearned interest income and allowance for credit losses. It is recognized as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. Allowance for credit losses amounted to $13,247 and $6,040 as of March 31, 2025 and 2024, respectively.

Inventories, net

Inventories, primarily consisting of purchased equipment, equipment parts and supplies, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded inventory reserve of $18,182 and $19,830 as of March 31, 2025 and 2024, respectively.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income (loss) and comprehensive income (loss) in other income (expenses).

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

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the years ended March 31, 2025, 2024 and 2023.

The Company has elected the short-term lease practical expedient, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs was charged to shareholders’ equity upon the completion of the IPO. As of March 31, 2025 and 2024, deferred IPO costs were $ nil and $433,007, respectively, which are included in prepaid expenses and other current assets in the consolidated balance sheets.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily consists of property and equipment and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets for the years ended March 31, 2025, 2024 and 2023.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, accounts receivable due from related parties, due from related parties, prepaid expenses and other current assets, short-term bank loan, accounts payable, accounts payable due to related parties, deferred revenue, payroll payable, due to related parties, and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2025 and 2024 based upon the short-term nature of the assets and liabilities. The Company carries short-term investments in wealth management products at fair value, which are measured at Level 2.

Foreign currency translation

The functional currency for Eshallgo is the U.S. Dollar (“US$”). Eshallgo HK uses Hong Kong dollar (“HK$”) as its functional currency. However, Eshallgo, and Eshallgo HK currently only serve as the holding companies and did not have active operations as of the date of this report. The Company operates its business through WFOE and the VIEs in the PRC through March 31, 2025. The functional currency of WFOE and the VIEs is the Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction.

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

The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	March 31, 2025		March 31, 2024		March 31, 2023
	Year-end	Average	Year-end	Average	Year-end	Average
	spot rate	rate	spot rate	rate	spot rate	rate
US$ against RMB	US$1=RMB 7.2579	US$1=RMB 7.2168	US$1=RMB 7.2221	US$1=RMB 7.1530	US$1=RMB 6.8680	US$1=RMB 6.8526
US$ against HK$	US$1= HK$ 7.7793	US$1= HK$ 7.7928	—	—	—	—

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

No significant returns, refund and other similar obligations during the years ended March 31, 2025, 2024 and 2023.

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

No significant returns, refund and other similar obligations during the years ended March 31, 2025, 2024 and 2023.

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

No significant returns, refund and other similar obligations during the years ended March 31, 2025, 2024 and 2023.

Revenue disaggregation

The Company’s disaggregation of revenues for the years ended March 31, 2025, 2024 and 2023 are as the following:

	For the Years Ended
	March 31,
	2025	2024	2023
Revenue from sales of equipment	$11,020,511	$13,627,509	$15,117,845
Revenue from maintenance services	1,207,687	2,090,109	2,184,692
Revenue from leasing of equipment	1,236,517	1,234,320	1,109,840
Revenue from financing	7,397	12,019	12,935
Total revenue	$13,472,112	$16,963,957	$18,425,312
Timing of revenue recognition
Equipment transferred at a point in time	11,020,511	13,627,509	15,117,845
Services rendered over time	2,451,601	3,336,448	3,307,467
Total revenue	13,472,112	16,963,957	18,425,312

All the Company’s revenue are generated in the PRC.

Contract assets and liabilities

The Company does not have contract assets as of March 31, 2025 and 2024. Contract liabilities represent payment has been received from the Company’ customers in advance of the delivery of products or services. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $999,182 and $598,661 as of March 31, 2025 and 2024, respectively. The amount of revenue recognized in the years ended March 31, 2025, 2024 and 2023 that was included in the opening deferred revenue was $164,118, $328,384 and $219,144, respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved.

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

Research and development expenses

Research and development costs relating to the development of new processes, including significant improvements and refinements to existing processes, are expensed when incurred in accordance with the FASB ASC 730, “Research and Development.” The research and development costs primarily comprise employee costs, consultant fees, travel and transportation fees, and depreciation to property, plant and equipment used in the research and development activities. For the years ended March 31, 2025, 2024 and 2023, total research and development expense were $19,954, $223,136 and $250,344, respectively.

Employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer employee benefits plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries and the VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of income (loss) and comprehensive loss amounted to $394,779, $434,612 and $465,962 for the years ended March 31, 2025, 2024 and 2023, respectively.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2025, 2024 and 2023. The Company does not believe that there was any uncertain tax provision on March 31, 2025 and 2024. The Company’s subsidiary and the VIEs in China are subject to the income tax laws of the PRC. The Company’s subsidiary in Hong Kong is subject to the profit taxes in Hong Kong. No significant income was generated outside the PRC for the years ended March 31, 2025, 2024 and 2023. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 5% to 13%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2025 and 2024, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive loss consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB and HK$ to US$ is reported in foreign currency translation gain (loss) in the consolidated statements of income (loss) and comprehensive income (loss).

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

Derivative liabilities

The Company enters into convertible debt agreements, and is required to evaluate embedded conversion features within convertible debt under ASC 815 “Derivatives and Hedging”. The Company determines the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative liability at fair value with changes in fair value recorded in earnings. The Company estimates the fair value of the derivative liability at the inception of the financial instruments, at the date of conversions to equity and at each reporting date, recording a derivative liability, and a gain or loss on change in derivative liability as applicable. These estimates are based on multiple inputs, including the market price of our stock, interest rates, our stock price volatility and variable conversion prices based on market prices as defined in the respective agreements. These inputs are subject to significant changes from period to period and to management’s judgment; therefore, the estimated fair value of the derivative liabilities will fluctuate from period to period, and the fluctuation may be material.

Share-based compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the valuation model estimated at the grant date based on the award’s fair value.

Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing April 1, 2024 and the adoption of the ASU did not have a material impact on the Company’s financial statements.

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s Chief Operating Decision Maker (“CODM”) organizes segments within the Company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment. Management determined the Company’s operations constitute a single reportable segment. This reflects the fact that our CODM continues to evaluate our financial information and resources, and continues to assess the performance of these resources, on a consolidated basis. All required financial segment information is therefore included in our consolidated financial statements. Majority of the Company’s assets were located in the PRC and 100% of the Company’s revenues were derived from its wholly owned subsidiaries, and the VIEs and VIEs’ subsidiaries located in the PRC, hence, no disclosure of geographic areas is required for the years ended March 31, 2025, 2024 and 2023.

Reclassifications

Certain prior year amounts were reclassified to conform to the current year’s presentation. None of these reclassifications had an impact on reported consolidated financial statements for any of the periods presented.

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

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company adopted this guidance effective April 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company plans to adopt this guidance effective April 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

In November 2024, the FASB issued ASU No. 2024-04, “Debt-Debt with Conversions and Other Option”. This ASU is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company plans to adopt this guidance effective April 1, 2026 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

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

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	March 31,	March 31,
	2025	2024
Accounts receivable	$4,644,586	$5,100,595
Less: allowance for credit loss	(668,195)	(133,449)
Accounts receivable, net	$3,976,391	$4,967,146

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers or service rendered to customers, which has not been collected as of the balance sheet dates.

Allowance for credit loss movement is as follows:

	March 31,	March 31,
	2025	2024
Beginning balance	$133,449	$256,882
Additions	538,494	11,738
Reversal	(41)	(123,647)
Foreign currency translation adjustments	(3,707)	(11,524)
Ending balance	$668,195	$133,449

NOTE 4 — LONG-TERM RECEIVABLE, NET

Long-term accounts receivable, net

On December 20, 2020, Junzhang Shanghai and one of its subsidiaries entered into two repayment agreements with their customer Shanghai Puli Printing Co., Ltd (“Shanghai Puli”) to extend the repayment dates of Shanghai Puli’s account receivable balance totaling RMB 6,422,747 ($935,170) to June 30, 2022 and December 31, 2025 respectively. The repayment will be made quarterly and annually respectively. The long-term accounts receivable bears interest at the annual rate of 2% on the unpaid balance. On March 29, 2022, these two entities entered into an amended repayment agreement with Shanghai Puli to extend the repayment dates of Shanghai Puli’s account receivable balance as of March 31, 2022 totaling RMB 3,019,507 ($413,903) to December 31, 2023 and March 31, 2026 respectively. The long-term accounts receivable bears interest at the annual rate of 1% on the unpaid balance and the repayment will be made annually respectively. One of the long-term accounts receivables due on December 31, 2023 has been fully collected. As of March 31, 2025 and 2024, the allowance for credit losses was $101,820 and $5,073, respectively, and total outstanding balance of the long-term accounts receivable, net was $82,681 and $197,005, respectively.

Long-term other receivable, net

The Company and Junzhang Shanghai entered into a repayment agreement with their vendor Shanghai Mingzhe Office Equipment Co., Ltd. (“Mingzhe”) and the legal representative of Mingzhe. Pursuant to the agreement, the Company had accounts receivable due from Mingzhe and advance to vendor made to Mingzhe totaling RMB 7,733,396 ($1,065,517). Mingzhe agreed to repay the total amount semiannually till June 30, 2027, and the long-term other receivable bears interest at the annual rate of 2% on the unpaid balance. As of March 31, 2025 and 2024, the allowance for credit losses was $671,088 and $ nil, respectively, and total outstanding balance of the long-term other receivable, net was $344,304 and $ nil respectively.

The Company provided shot-term funding to support two of its third-party suppliers, however, loans were not repaid by the third-party suppliers upon maturity. The Company commenced lawsuits against these two third-party suppliers (“defendants”) in the People’s Court of Xian Beilin District, Shaanxi Province (the “Court”). Based on the Civil Mediation Settlement of the Court, the Company and the defendants reached to agreements, that the outstanding loans will be repaid by July 1, 2030 by installments. As of March 31, 2025 and 2024, the allowance for credit losses was $147,103 and $ nil, respectively, and total outstanding balance of the long-term other receivable, net was $336,549 and $ nil respectively.

NOTE 5 — ADVANCE TO VENDORS, NET

Advance to vendors, net consists of the following:

	March 31,	March 31,
	2025	2024
Prepayment for goods	$1,703,313	$2,007,865
Other prepayments	14,318	4,479
Less: allowance for doubtful accounts	(266,351)	(175,135)
Advance to vendors, net	$1,451,280	$1,837,209

Allowance for doubtful accounts for advance to vendors movement is as follows:

	March 31,	March 31,
	2025	2024
Beginning balance	$175,135	$254,538
Additions (reversal)	92,604	(67,570)
Foreign currency translation adjustments	(1,388)	(11,833)
Ending balance	$266,351	$175,135

NOTE 6 — INVENTORIES, NET

Inventories, net consists of the following:

	March 31,	March 31,
	2025	2024
Purchased office equipment for sale	$1,015,852	$1,239,240
Equipment parts and supplies	755,735	695,023
Other supplies	46,615	48,733
Subtotal	1,818,202	1,982,996
Less: inventory reserve	(18,182)	(19,830)
Inventories, net	$1,800,020	$1,963,166

The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

	March 31,	March 31,
	2025	2024
Prepaid social security-employee portion	$5,711	$2,709
Loans to third parties and employees (a)	1,022,178	1,307,874
Security deposits	101,004	94,520
Deferred IPO costs	—	433,007
VAT recoverable (b)	49,972	—
Prepaid expenses (c)	230,648	92,088
Others	38,683	12,450
Subtotal	1,448,196	1,942,648
Less: allowance for credit loss	(84,403)	(19,647)
Prepaid expenses and other current assets, net	$1,363,793	$1,923,001
(a)	Loans to third-parties and employees are mainly used for short-term funding to support various third-party suppliers and employees. These loans bear no interest and have terms of no more than one year. As of March 31, 2025 and 2024, the allowance for credit losses was $80,877 and $19,647, respectively. For loans to third parties and employees, approximately 95.5%, or $975,696 of the March 31, 2025 balances have been subsequently collected as of August 14, 2025.
(b)	Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward to offset future net VAT payables.
(c)	Prepaid expenses primarily include prepaid professional expenses in relation to consulting services.

NOTE 8 — FINANCE RECEIVABLES, NET

Finance receivables, net which consists of installment of sales-type leases, were as follows:

	March 31,	March 31,
	2025	2024
Gross receivables	$137,617	$216,648
Unearned income	(6,717)	(13,083)
Subtotal	130,900	203,565
Provision for credit loss	(13,247)	(6,040)
Finance receivables, net	117,653	197,525
Less: finance receivables, net – current	(70,801)	(100,564)
Finance receivables, net – non-current	$46,852	$96,961

The allowance for credit losses represents an estimate of the losses expected to be incurred by the Company from its finance receivables.

As of March 31,2025, future minimum lease receivables under non-cancelable sales-type lease agreement are as follows:

Lease
Receivable
2026	$76,484
2027	36,986
2028	23,514
2029	633
Total	$137,617

NOTE 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	March 31,	March 31,
	2025	2024
Electric equipment	$58,055	$46,264
Machinery and equipment	1,154,638	1,103,319
Office furniture	59,831	51,213
Motor vehicles	269,668	250,933
Leasehold improvement	267,911	269,238
Subtotal	1,810,103	1,720,967
Less: accumulated depreciation	(1,424,688)	(1,121,136)
Property and equipment, net	$385,415	$599,831

Depreciation expense was $301,916, $387,779 and $379,947 for the years ended March 31, 2025, 2024 and 2023, respectively.

Machinery and Equipment records the equipment on operating lease, and the accumulated depreciation were as follows:

	March 31,	March 31,
	2025	2024
Equipment on operating lease	$1,154,638	$1,103,319
Less: accumulated depreciation	(888,849)	(738,769)
Equipment on operating lease, net	$265,789	$364,550

NOTE 10 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	March 31,	March 31,
	2025	2024
Customer security deposit (1)	$64,101	$71,333
Service fees payable (2)	114,839	—
Rent payable	14,390	9,720
Due to employees and other	21,300	1,123
Others	19,253	22,983
Accrued expenses and other current liabilities	$233,883	$105,159
(1)	Customer security deposit mainly includes deposits paid by customers of leasing equipment business.
(2)	Service fees payable primarily includes unpaid audit, legal and accounting related professional service fees.

NOTE 11 — RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Shanghai Tuwen Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Changyun
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	An entity owned by the Company’s chairman and CEO
Qingdao Lixing Technology Co., Ltd.	An entity partially owned by the Supervisor of Qingdao
Kunming Jinbi Office Equipment Co., Ltd.	The general manager of this entity is the Supervisor of Kunming
Qinghai Jiayuan Mingyue Trade Co., Ltd.	An entity partially owned by the non-controlling shareholder who owns 45% of Qinghai
Anhui New Yalian Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Ningbo Lihong Information System Engineering Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Yue Yan (Shanghai) Digital Technology Co., Ltd.	An entity owned by the officer of the Company
Qinghai Chengchuang ideal Trading Co. Ltd.	An entity partially owned by the director of Qinghai
Hangzhou Shilian Office Equipment Co., Ltd	An entity partially owned by the non-controlling shareholder who own 45% of Hangzhou
Hebei Leading Future Technology Co., Ltd.	The Supervisor of this entity is the non-controlling shareholders who own 45% of Shijiazhuang
Hongkong Eshallgo Holding Group Co., Limited	An entity owned by the Company’s CEO and Director
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	Shareholder of the Company
Shanghai Mingzhe Office Equipment Co., Ltd.	An entity partially owned by the officer of Lixin before April 1, 2023, the entity ceased to be a related party to the Company since April 1, 2023.
Hebei Shilong Digital Technology Co., Ltd.	The officer of this entity is the Company’s minority shareholder before April 1, 2023, the entity ceased to be a related party to the Company since April 1, 2023.
Youshi Innovation Business Group Co., Ltd.	An entity partially owned by the non-controlling shareholder who owns 45% of Beijing, the entity ceased to be a related party to the Company since April 1, 2024.
Zhidan Mao	Chairman
Qiwei Miao	Chief Executive Officer and Director
Chun Lyu	Chief Financial Officer
Yun Li	The non-controlling shareholders who own 45% of Qinghai
Peidong Xia	The non-controlling shareholders who own 45% of Changyun
Zhongyang Pan	Family memember of the non-controlling shareholders who own 45% of Suzhou

a. Accounts receivable - related parties

Accounts receivable - related parties consisted of the following:

	March 31,	March 31,
	2025	2024
Shanghai Tuwen Office Equipment Co., Ltd.	$166,236	$30,780
Anhui New Yalian Office Equipment Co., Ltd.	64,812	132,399
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	12,823	7,619
Hebei Leading Future Technology Co., Ltd.	1,345	48,604
Others	276	13,218
Accounts receivable - related parties	$245,492	$232,620

For accounts receivable due from related parties, approximately 90.5%, or $222,281 of the March 31, 2025 balances have been subsequently collected as of August 14, 2025.

b. Advance to vendors - related parties

Advance to vendors - related parties consisted of the following:

	March 31,	March 31,
	2025	2024
Qinghai Chengchuang Ideal Trading Co. Ltd.	$—	$105,732
Shanghai Tuwen Office Equipment Co., Ltd.	—	38,770
Qingdao Lixing Technology Co., Ltd.	—	31,195
Others	50	14,036
Advance to vendors - related parties	$50	$189,733

The Company periodically makes purchase advances to various vendors, including the related party suppliers. For advance to vendors made to related parties, all of the March 31, 2025 balances have been subsequently utilized as of August 14, 2025.

c. Due from related parties

Due from related parties consisted of the following:

	March 31,	March 31,
	2025	2024
Qiwei Miao	$1,105,383	$59,669
Zhidan Mao	594,363	—
Hangzhou Shilian Office Equipment Co., Ltd	530,458	—
Chun Lyu	291,495	1,523
Ningbo Lihong Information System Engineering Co., Ltd.	158,448	—
Yun Li	148,402	—
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	142,117	4,358
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	137,781	—
Qingdao Lixing Technology Co., Ltd.	68,891	—
Qinghai Chengchuang ideal Trading Co. Ltd.	—	237,230
Anhui New Yalian Office Equipment Co., Ltd.	—	63,981
Others	19,679	—
Due from related parties	$3,197,017	$366,761

The Company historically loaned funds to its related parties for business purposes. The balance due from related parties is typically interest-free and due upon demand. For amount due from related parties, approximately 33.9%, or $1,084,279 of the March 31, 2025 balances have been subsequently collected as of August 14, 2025, the remaining balance is expected to be fully received by December 31, 2025.

d. Accounts payable - related parties

Accounts payable - related parties consisted of the following:

	March 31,	March 31,
	2025	2024
Qingdao Lixing Technology Co., Ltd.	$90,946	$—
Yue Yan (Shanghai) Digital Technology Co., Ltd.	31,679	—
Hangzhou Shilian Office Equipment Co., Ltd	16,020	—
Others	1,616	1,387
Accounts payable - related parties	$140,261	$1,387

All these accounts payable to related parties occurred in the ordinary course of business and are payable upon demand without interest.

e. Due to related parties

Due to related parties consisted of the following:

	March 31,	March 31,
	2025	2024
Peidong Xia	$114,358	$—
Hongkong Eshallgo Holding Group Co., Limited	10,285	—
Others	7,977	7,348
Due to related parties	$132,620	$7,348

Amount due to related parties are advances from related various related parties for working capital during the Company’s normal course of business. These advances are unsecured, non-interest bearing and due on demand.

f. Due to a related party – non-current

	March 31,	March 31,
	2025	2024
Zhongyang Pan	$126,759	$—
Due to a related party - non-current	$126,759	$—

Amount due to a related party – non-current is loan borrowed from the related party for working capital during the Company’s normal course of business for threes year with maturity date on December 15, 2027. The loan bears a fixed interest rate of 3.0% per annum.

g. Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended
	March 31,
	2025	2024	2023
Anhui New Yalian Office Equipment Co., Ltd.	$347,621	$155,599	$165,224
Shanghai Tuwen Office Equipment Co., Ltd.	232,774	92,214	115,189
Hangzhou Shilian Office Equipment Co., Ltd	142,957	15,330	—
Ningbo Lihong Information System Engineering Co., Ltd.	95,743	88,365	122,526
Hebei Leading Future Technology Co., Ltd.	49,252	46,295	160
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	16,682	8,807	40,018
Qingdao Lixing Technology Co., Ltd.	1,961	31,930	—
Youshi Innovation Business Group Co., Ltd.	—	28,683	—
Kunming Jinbi Office Equipment Co., Ltd.	—	17,147	—
Qinghai Jiayuan Mingyue Trade Co., Ltd.	—	—	75,818
Hebei Shilong Digital Technology Co., Ltd.	—	—	1,295
Others	3,581	486	25,048
Sales to related parties	$890,571	$484,856	$545,278

h. Purchases from related parties

Purchases from related parties consisted of the following:

	For the Years Ended
	March 31,
	2025	2024	2023
Shanghai Tuwen Office Equipment Co., Ltd.	$122,789	$6,477	$6,043
Ningbo Lihong Information System Engineering Co., Ltd.	6,896	21,466	—
Kunming Jinbi Office Equipment Co., Ltd.	—	468,385	684,327
Youshi Innovation Business Group Co., Ltd.	—	50,325	67,417
Yue Yan (Shanghai) Digital Technology Co., Ltd.	—	35,649	—
Qingdao Lixing Technology Co., Ltd.	—	4,328	18,204
Shanghai Mingzhe Office Equipment Co., Ltd.	—	—	1,570,180
Hebei Shilong Digital Technology Co., Ltd.	—	—	124,587
Others	9,289	3,507	25,802
Purchases from related parties	138,974	590,137	2,496,560

i. Loan transactions with related parties

Loan transactions with related parties consisted of the following:

		For the Years Ended
		March 31,
	Nature	2025	2024	2023
Qiwei Miao	Payments made to a related party	$(1,045,660)	$(53,507)	$—
Zhidan Mao	Payments made to a related party	(596,096)	—	—
Hangzhou Shilian Office Equipment Co., Ltd	Payments made to a related party	(533,479)	—	—
Chun Lyu	Payments made to a related party	(289,677)	—	—
Ningbo Lihong Information System Engineering Co., Ltd.	Collections received from (payments made to) a related party	(159,351)	—	65,668
Yun Li	Collections received from (payments made to) a related party	(149,247)	—	—
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	Payments made to a related party	(142,927)	(135,402)	(106,014)
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	Payments made to a related party	(138,566)	—	—
Qingdao Lixing Technology Co., Ltd.	Payments made to a related party	(69,283)	—	—
Qinghai Chengchuang Ideal Trading Co. Ltd.	Collections received from (payments made to) a related party	237,405	(239,521)	—
Anhui New Yalian Office Equipment Co., Ltd.	Collections received from (payments made to) a related party	64,028	40,886	(110,109)
Zhongyang Pan	Proceeds from a related party	127,481	—	—
Peidong Xia	Proceeds from a related party	115,010	—	—
Shanghai Mingzhe Office Equipment Co., Ltd.	Collections received from (payments made to) a related party	—	209,702	(218,895)
Others	Proceeds/collection from (payment/repayment made to) related parties	(4,484)	(27,598)	35,510
Total		$(2,584,846)	$(205,440)	$(333,840)

NOTE 12 — LEASES

(a) Lessee

The VIEs, Junzhang Shanghai, Junzhang Beijing and their subsidiaries, entered into various operating lease agreements with different landlords to lease office space and warehouse space in major cities in the PRC. The Management believes that all the leases are operating leases.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	March 31,	March 31,
	2025	2024
Operating lease right-of-use lease assets	$434,188	$346,995

Operating lease liabilities – current	$275,213	$248,562
Operating lease liabilities – non-current	258,974	186,833
Total operating lease liabilities	$534,187	$435,395

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2025 and 2024:

	March 31,	March 31,
	2025	2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.74	3.02
Weighted average discount rate	3.64%	4.38%

During the years ended March 31, 2025, 2024 and 2023, the Company incurred total operating lease expenses of $250,939, $274,707 and $260,561, respectively.

As of March 31, 2025, future minimum lease payments under non-cancelable operating lease agreement are as follows:

2026	$286,416
2027	147,447
2028	76,551
2029	10,912
2030	10,912
Thereafter	27,281
Total lease payments	559,519
Less: imputed interest	(25,332)
Total	$534,187

(b) Lessor

The components of lease income are as follows:

		For the Years Ended
		March 31,
	Location in Statements of
	Income	2025	2024	2023
Revenue from sales type leases	Sales of equipment	$31,516	$45,411	$112,908
Financing income on lease receivables	Financing	7,397	12,019	12,935
Lease income - operating leases	Leasing of equipment	969,089	911,140	627,347
Variable lease income	Leasing of equipment	267,428	323,180	482,493
Revenue from maintenance services	Maintenance services	74,587	106,745	113,582
Total lease income		$1,350,017	$1,398,495	$1,349,265

Profit at lease commencement on sales type leases was estimated to be approximately $5,000, $10,000 and $15,000 for the years ended March 31, 2025, 2024 and 2023, respectively.

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

As of March 31, 2025 and 2024, $3,826,068 and $5,258,719, respectively, of the Company’s cash was on deposit at financial institutions in the PRC, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

As of March 31, 2025 and 2024, $828,208 and $ nil, respectively, of the Company’s cash was on deposit at financial institutions in the Hong Kong, which were insured by the Hong Kong Deposit Protection Board for compensation up to a limit of HK$500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2025 and 2024, $2,885,258 and $ nil respectively, of the Company’s cash was on deposit at financial institutions in the United States, which were insured by the Federal Deposit Insurance Corporation for compensation up to a limit of $250,000 if the bank with which an individual/a company hold its eligible deposit fails.

For the years ended March 31, 2025, 2024 and 2023, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

For the years ended March 31, 2025, 2024 and 2023, no single customer accounted for more than 10% of the Company’s total revenue.

As of March 31, 2025, one customer accounted for 10.1% the total accounts receivable balance. As of March 31, 2024, one customer accounted for 14.0% the total accounts receivable balance.

For the year ended March 31, 2025, no vendor accounted for more than 10% of the Company’s total purchase. For the year ended March 31, 2024, one third party vendor accounted for 12.9% of the Company’s total purchase. For the year ended March 31, 2023, one third party vendor accounted for 14.1% and one related party vendor accounted for 13.3% of the Company’s total purchase, respectively.

As of March 31, 2025, two vendors accounted for 12.8% and 10.5% of the total accounts payable balance, respectively. As of March 31, 2024, one vendor accounted for 10.8% of the total accounts payable balance.

NOTE 14 — SHORT-TERM BANK LOAN

On January 08, 2025, the Company entered into loan agreements with Bank of China to borrow RMB 1.0 million ($137,781) as working capital for one year with maturity date on January 7, 2026. The loan bears a fixed interest rate of 3.27% per annum.

NOTE 15 — CONVERTIBLE DEBENTURE

On November 29, 2024, the Company entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of November 28, 2025, which is 364 days after the issuance of the first Debenture, in the aggregate principal amount of up to $5,000,000 at a purchase price equal to 95% of the principal amount (the “Transaction”), provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 18% per annum in the event of default. The initial closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on November 29, 2024. The second closing of the Transaction in the principal amount of $2,000,000 in Debenture occurred on December 19, 2024. The third closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on December 30, 2024.

For the year ended March 31, 2025, a total of $230,700 in amortization of the debt issuance costs was recorded on the consolidated statements of income (loss) and comprehensive income (loss). As of March 31, 2025, shares of the Company’s common stock totaling 432,759 were issued by the Company to the Debenture Holder equaling principal and interests amounted to $439,575. The Convertible Debentures balance was $2,391,945, with a carrying value of $2,954,275, net of deferred financing costs of $562,330 was recorded in the accompanying consolidated balance sheets as of March 31, 2025. The derivative liability associated with these notes were $2,032,530 as of March 31, 2025.The Company recognized a loss of $356,134 from the change in fair value of the derivative liability for the year ended March 31, 2025.

NOTE 16 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Eshallgo HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 for the year ended March 31, 2025.

PRC

Eshallgo WFOE, Junzhang Shanghai and Junzhang Beijing are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) and are taxed at the statutory income tax rate of 25%, with special preferable tax holiday.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The VIE, Junzhang Shanghai, is qualified as HNTE and has renewed its HNTE certificate in 2021. Therefore, Junzhang Shanghai is eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent it has taxable income under the EIT Law. However, as Junzhang Shanghai was also qualified as a small low-profit enterprise, it chose to enjoy the preferential tax rate of 5% for small low-profit enterprises since the year ended March 31, 2024.

For the years ended March 31, 2025, 2024 and 2023, Junzhang Shanghai’s subsidiaries, are recognized as small low-profit enterprises. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the taxable income not more than RMB3 million is subject to a reduced effective rate of 5% during the period from January 1, 2023 to December 31, 2027.

The estimated tax savings as a result of the Company’s preferential tax rates for the years ended March 31, 2025, 2024 and 2023 amounted to $203,826, $194,027 and $404,130, respectively. Per share effect of the tax savings were $0.01, $0.01 and $0.02 for the years ended March 31, 2025, 2024 and 2023, respectively.

(i) The components of the provision for income taxes from Cayman Islands, Hong Kong, and China are as follows:

	For the Years Ended
	March 31,
	2025	2024	2023
Current tax provision
Cayman Islands	$—	$—	$—
Hong Kong	—	—	—
China	64,459	127,332	73,339
	64,459	127,332	73,339
Deferred tax provision (benefit)
Cayman Islands	—	—	—
Hong Kong	—	—	—
China	48,979	(2,530)	34,490
	48,979	(2,530)	34,490
Income tax provision	$113,438	$124,802	$107,829

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended March 31, 2025, 2024 and 2023:

	For the Years Ended
	March 31,
	2025	2024	2023
China Statutory income tax rate	25.0%	25.0%	25.0%
Non-taxable items	—	0.2%	0.4%
Non-PRC entity not subject PRC income tax	(19.2)%	—	—
Effect of tax holiday and preferential tax rate	(4.7)%	(20.0)%	(29.3)%
Effect of change in tax rate	—	(2.8)%	—
Change in valuation allowance	(2.2)%	10.7%	13.5%
Others	—	(0.2)%	(1.8)%
Effective tax rate	(1.1)%	12.9%	7.8%

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

(b) Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred taxes were as follows:

	March 31,	March 31,
Deferred tax assets	2025	2024
Allowance for credit loss	$100,603	$78,810
Reserve for inventory	909	4,580
Unutilized marketing expenditure	989	—
Operating lease liabilities	26,709	43,346
Net operating loss carried forward	233,046	383,524
Total deferred tax assets	362,256	510,260
Valuation allowance	(335,547)	(445,403)
Deferred tax assets, net of valuation allowance	$26,709	$64,857
Net off deferred tax liabilities	(21,096)	(17,272)
Deferred tax assets, net	$5,613	$47,585

	March 31,	March 31,
Deferred tax liabilities	2025	2024
Finance lease	$6,351	$—
Right-of-use assets	21,709	17,350
Deferred tax liabilities	28,060	17,350
Net off deferred tax assets	(21,096)	(17,272)
Deferred tax liabilities, net	$6,964	$78

Movement of the valuation allowance:

	March 31,	March 31,
Valuation allowance	2025	2024
Beginning balance	$445,403	$359,904
Current year addition (reduction)	(108,274)	104,207
Exchange difference	(1,582)	(18,708)
Ending balance	$335,547	$445,403

As of March 31, 2025 and 2024, the Company’s PRC entities had net operating loss carryforwards of approximately $4.7 million and $3.1 million, respectively, which will be available to offset future taxable income. As of March 31, 2025, these carryforwards will expire from 2025 through 2030 if not used. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not that its deferred tax assets derived from the net operating loss carried forward could not be realized due to uncertainty on future earnings in Junzhang Shanghai and some of its subsidiaries and the Company provided a 100% allowance for the deferred tax assets of these entities as of March 31, 2025.

(c) Taxes payable

Taxes payable consist of the following:

	March 31,	March 31,
	2025	2024
Income tax payable	$78,257	$126,041
Value added tax payable	137,640	133,694
Other taxes payable	2,445	8,975
Total taxes payable	$218,342	$268,710

(d) Uncertain tax position

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended March 31, 2025, 2024 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 17 — SHAREHOLDERS’ EQUITY

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

Initial Public Offering

On July 3, 2024, the Company closed its IPO (the “Offering”) of 1,250,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $5.0 million before deducting underwriting discounts and other related expenses of $1,176,197. The Offering was conducted on a firm commitment basis. In addition, the Company has granted the underwriters of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 187,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The option was expired and no share was exercised by the underwriters. The Company’s Class A ordinary shares began trading on Nasdaq Capital Market under the ticker symbol “EHGO” on July 2, 2024.

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

In light of the foregoing restrictions, Eshallgo WFOE and the VIEs are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Eshallgo WFOE and the VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of March 31, 2025 and 2024, restricted net assets of Eshallgo WFOE and the VIEs amounted to $5,674,808 and $3,823,552, respectively.

NOTE 18 — SHARE-BASED COMPENSATION

Shares issued to management and employees

On September 12, 2024, the Company adopted a 2024 equity incentive plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan has a maximum number of 2,000,000 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2024 Plan. The Company entered into agreements with certain consultants on September 20, 2024 and granted them a total of 931,000 Class A ordinary shares, and entered into agreements with certain key employees on October 15, 2024, and granted them a total of 600,000 Class A ordinary shares. These shares are granted as awards for their services during the Company’s successful IPO, the total value of the shares was $3,410,200 based on the closing stock price of $2.20 and $2.27 on the respective grant dates. The 1,531,000 Class A ordinary shares were fully issued on November 1, 2024.

The share-based compensation expense recorded for these shares issued was $2,672,450 for the year ended March 31, 2025. As of March 31, 2025, the unrecognized share-based compensation expense of these shares issued was $737,750, which is expected to be recognized over a weighted average period of approximately 0.46 years.

Restricted Shares for services

On August 13, 2024, the Company approved the grant of 200,000 restricted shares with a value of $360,000 based on the closing stock price of $1.80 to a consultant as consideration for his consulting service for one year. The vesting period of these shares was nine months from the date of contracts. The 200,000 restricted shares were fully issued on August 13, 2024.

On September 30, 2024, the Company entered into agreements with two third party companies for their consulting service with a period of one year, and the Company granted each of the two third party companies 1,000,000 restricted shares with a value of $2,080,000 based on the closing stock price of $2.08 as consideration for their consulting services. The vesting period of these shares was six months from the date of contracts. The 2,000,000 restricted shares were fully issued on October 29, 2024.

On December 1, 2024, the Company entered into an agreement with a third party company for its consulting service with a period of one year, and the Company granted this third party company 1,000,000 restricted shares with a value of $4,060,000 based on the closing stock price of $4.06 as consideration for its consulting services. The vesting period of these shares was six months from the date of contract. The 1,000,000 restricted shares were fully issued on March 4, 2025.

The share-based compensation expense recorded for these restricted shares issued for service was $3,643,333 for the year ended March 31, 2025. As of March 31, 2025, the unrecognized share-based compensation expense of these restricted shares issued was $4,936,667, which is expected to be recognized over a weighted average period of approximately 0.59 years.

NOTE 19 — SUBSEQUENT EVENTS

The Company evaluated the subsequent events through August 14, 2025, and concluded that there are no other material reportable subsequent events except disclosed above that would have required adjustment or disclosure in the financial statements.

NOTE 20 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of March 31, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ESHALLGO INC.

PARENT COMPANY BALANCE SHEETS

	March 31,	March 31,
	2025	2024
ASSETS
Current assets
Cash	$2,885,258	$—
Amounts due from related parties	1,497,089	—
Other current assets	100,156	—
Intercompany receivable	3,564,119	1,008,708
Total current assets	8,046,622	1,008,708

Non-current assets
Investment in subsidiaries and VIEs	7,032,153	9,733,725

Total assets	$15,078,775	$10,742,433

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Convertible note payable	$2,391,945	$—
Derivative liability	2,032,530	—
Payroll payable	42,500	—
Amounts due to related parties	100	—
Accrued liabilities and other current liabilities	141,602	—
Total current liabilities	4,608,677	—

Total liabilities	$4,608,677	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary share, par value $0.0001 per share, 90,000,000 shares authorized, 17,842,778 and 14,429,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively	1,784	1,463
Class B ordinary share, par value $0.0001 per share, 10,000,000 shares authorized, 5,856,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively	586	586
Additional paid-in capital	13,754,806	3,175,965
Retained earnings (accumulatd deficits)	(2,422,343)	8,375,975
Accumulated other comprehensive loss	(864,735)	(811,556)
Total shareholders’ equity	10,470,098	10,742,433

Total liabilities and shareholders’ equity	$15,078,775	$10,742,433

ESHALLGO INC.

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	March 31,
	2025	2024	2023
OPERATING EXPENSES
Selling expenses	$2,256,284	$—	$—
General and administrative expenses	5,239,764	—	—

OTHER INCOME
Interest expenses, net	(67,043)	—	—
Amortization of debt issuance costs	(230,700)	—	—
Loss on derivative liabilities	(356,134)	—	—

EQUITY IN EARNINGS (LOSS) OF SUBSIDIARIES AND VIES	$(2,648,393)	$8,652	$477,689

NET INCOME (LOSS)	(10,798,318)	8,652	477,689
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(53,179)	(526,589)	(790,166)
COMPREHENSIVE LOSS ATTRIBUTABLE TO THE COMPANY	$(10,851,497)	$(517,937)	$(312,477)

ESHALLGO INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended
	March 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(10,798,318)	$8,652	$477,689
Adjustments to reconcile net cash flows used in operating activities:
Stock-based compensation	2,672,450	—	—
Issuance of Class A Ordinary Share for services	3,643,333	—	—
Amortization of debt issuance costs	356,134	—	—
Accrued interest expense for convertible notes	230,700	—	—
Debt restructuring loss	70,247	—	—

Changes in operating assets and liabilities:
Other current assets	(100,156)	—	—
Payroll payable	42,500	—	—
Accrued expenses and other current liabilities	141,602	—	—
Equity in earnings of subsidiary and VIEs	2,648,393	(8,652)	(477,689)
Net cash used in operating activities	(1,093,115)	—	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments made to intercompany	(3,168,580)	—	—
Payments made to related parties	(1,497,089)	—	—
Net cash used in investing activities	(4,665,669)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from initial public offerings, net of issuance costs	4,436,973	—	—
Net proceeds from issuance of convertible note	4,206,970	—	—
Proceeds from loans from related parties	99	—	—
Net cash provided by financing activities	8,644,042	—	—

CHANGES IN CASH AND CASH EQUIVALENTS	2,885,258	—	—

CASH AND CASH EQUIVALENTS, beginning of year	—	—	—

CASH AND CASH EQUIVALENTS, end of year	$2,885,258	$—	$—

SUPPLEMENTAL NON-CASH FINANCING ACTIVITY:
Increase of intercompany receivables due to Subsidiaries and VIEs collection of proceeds of issuance of Class A securities on behalf of the parent company	$—	$458,341	$548,367