Form 20-F
period 2026-03-31
EShallGo Inc.
filed 2026-07-31
CIK 1879754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Shanghai, China 200120

+86 400 100 7299

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
class A ordinary shares of a par value of US$0.0016 each	EHGO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,656,609 class A ordinary shares and 366,000 class B ordinary shares issued and outstanding as of March 31, 2026.

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

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report (“Annual Report”):

“Amended and Restated Memorandum and Articles” refers to the third amended and restated memorandum and articles of association of the Company adopted by a special resolution passed on January 8, 2026 and become effective on April 20, 2026, which were subsequently amended by special resolutions passed at the extraordinary general meeting of shareholders of the Company held on May 6, 2026.

“PRC” refers to the People’s Republic of China.

“RMB” refers to Renminbi, the official currency, i.e., Yuan, in the PRC.

“JPY” refers to Japanese Yen, the official currency in Japan.

“Eshallgo” or the “Company” refers to Eshallgo Inc, a Cayman Islands exempted company;

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

Hangzhou ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Kunming ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Qingdao ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Qinghai ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

ESHALLGO USA, INC is a U.S. company and a 75% owned subsidiary of Eshallgo Inc and 25% owned subsiediary of Eshallgo WFOE.

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

	March 31, 2026		March 31, 2025		March 31, 2024
	Year-end	Average	Year-end	Average	Year-end	Average
	spot rate	rate	spot rate	rate	spot rate	rate
US$ against RMB	US$1=RMB 6.9038	US$1=RMB 7.1024	US$1=RMB 7.2579	US$1=RMB 7.2168	US$1=RMB 7.2221	US$1=RMB 7.1530
US$ against HK$	US$1= HK$ 7.8390	US$1= HK$ 7.8039	US$1= HK$7.7793	US$1= HK$7.7928	—	—

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this Annual Report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this Annual Report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this Annual Report reflect our views and assumptions only as of the date this Annual Report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

Cayman Islands Holding Company

We are incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through the variable interest entities, Junzhang Digital Technology (Beijing) Co., Ltd. and Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Beijing and Junzhang Shanghai, (the “VIEs”). This structure involves unique risks to investors. We commenced our commercial operations in 2015 through Junzhang Digital Technology (Shanghai) Co., Ltd. On June 16, 2021, to facilitate offshore financing, we incorporated Eshallgo Inc under the laws of the Cayman Islands as our offshore holding company. On June 30, 2021, we established Junzhang Monarch Limited, or Junzhang HK, our wholly-owned Hong Kong subsidiary, and on July 22, 2021, we established Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., or WOFE, which is a wholly-owned subsidiary of Junzhang HK and does not engage in any business activity. On May 19, 2025, we established the ESHALLGO USA, INC. a subsidiary owned 75% by Eshallgo Inc and 25% by Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.

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

Investors are investing in Eshallgo Inc, our holding company incorporated in Cayman Islands, and you are not investing in Junzhang Digital Technology (Shanghai) Co., Ltd. and Junzhang Digital Technology (Beijing) Co., Ltd., the VIEs, in China. Our subsidiaries and the VIEs conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which you will own equity, and our holding company does not conduct operations. Investors in our Class A Ordinary Shares should be aware that they will not and may never directly hold equity interests in the VIEs or the PRC operating entities under the VIEs, but rather purchasing equity solely in Eshallgo Inc, our Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

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

On December 28, 2021, the Cyberspace Administration of China, or CAC, jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

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

Our predecessor auditors, Marcum Asia CPAs, LLP, or Marcum Asia, and YCM CPA INC., or YCM, and our current auditor, Felix CPAs LLC, or Felix, are not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.   Our predecessor auditor are based in Manhattan, New York and Irvine, California, respectively, and have been inspected by the PCAOB on a regular basis. Our current auditor is based in Branchburg, New Jersey and is registered with PCAOB and subject to PCAOB inspection. Therefore, we believe our current auditor and predecessor auditor are not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Furthermore, if Nasdaq or regulatory authorities decide to apply additional and more stringent criteria to us, it may lead to our securities being delisted. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted.

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

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended March 31, 2026
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Revenues	$—	$—	$2,737,395	$13,581,528	$—	$16,318,923
Service income from VIE and VIE’s subsidiaries	$—	$—	$—	$—	$—	$—
Equity in loss of subsidiaries and VIEs	$(3,037,252)	$(2,839,929)	$(1,674,479)	$—	$7,551,660	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$—	$—	$—
Net loss attributable to non-controlling interest	—	—	(54,719)	(680,851)	—	(735,570)
Net loss attributable to Eshallgo Inc	$(11,322,916)	$(3,037,252)	$(2,839,929)	$(1,674,479)	$7,551,660	$(11,322,916)
Comprehensive loss attributable to non-controlling interest	—	—	(56,772)	(387,077)	—-	(443,849)
Comprehensive loss attributable to Eshallgo Inc	$(10,867,047)	$(2,581,383)	$(5,668,972)	$(1,324,140)	$9,574,495	$(10,867,047)

	For the Year Ended March 31, 2025
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Revenues	$—	$—	$1,238,283	$12,233,829	$—	$13,472,112
Service income from VIE and VIE’s subsidiaries	$—	$—	$—	$—	$—	$—
Equity in loss of subsidiaries and VIEs	$(2,648,393)	$(2,534,310)	$(1,310,001)	$—	$6,492,704	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$—	$—	$—
Net income (loss) attributable to non-controlling interest	—	—	10,272	(112,560)	—	(102,288)
Net loss attributable to Eshallgo Inc	$(10,798,318)	$(2,648,393)	$(2,534,310)	$(1,310,001)	$6,492,704	$(10,798,318)
Comprehensive loss attributable to non-controlling interest	—	—	(9,835)	(94,698)	—	(104,533)
Comprehensive loss attributable to Eshallgo Inc	$(10,851,497)	$(2,701,572)	$(2,585,626)	$(1,325,653)	$6,612,851	$(10,851,497)

	For the Year Ended March 31, 2024
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Revenues	$—	$—	$—	$16,963,957	$—	$16,963,957
Service income from VIE and VIE’s subsidiaries	$—	$—	$13,497	$—	$(13,497)	$—
Equity in earnings of subsidiaries and VIEs	$8,652	$8,652	$—	$—	$(17,304)	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(13,497)	$13,497	$—
Net income attributable to non-controlling interest	—	—	—	836,679	—	836,679
Net income attributable to Eshallgo Inc	$8,652	$8,652	$8,652	$—	$(17,304)	$8,652
Comprehensive income attributable to non-controlling interest	—	—	—	538,925	—	538,925
Comprehensive loss attributable to Eshallgo Inc	$(517,937)	$(517,937)	$(517,937)	$(501,925)	$1,537,799	$(517,937)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2026
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Cash	$20,834	$82,958	$147,687	$3,525,903	$—	$3,777,382
Service fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$1,099,457	$—	$(1,099,457)	$—
Intercompany receivable	$3,062,100	$—	$1,063,653	$5,635	$(4,131,388)	$—
Total current assets	$4,629,522	$372,509	$4,043,632	$15,744,237	$(5,230,845)	$19,559,055
Investments in subsidiaries and VIEs	$5,950,770	$8,039,127	$5,997,277	$-	$(19,987,174)	$—
Total non-current assets	$5,950,770	$8,083,185	$6,364,073	$781,472	$(19,987,174)	$1,192,326
Total Assets	$10,580,292	$8,455,694	$10,407,705	$16,525,709	$(25,218,019)	$20,751,381
Service fee payable due to WFOE	$—	$—	$—	$1,099,457	$(1,099,457)	$—
Intercompany payable	$—	$2,492,453	$1,006,708	$632,227	$(4,131,388)	$—
Total Liabilities	$1,746,458	$2,504,924	$2,397,028	$4,844,487	$(5,230,845)	$6,262,052
Total Shareholders’ Equity	$8,833,834	$5,950,770	$8,039,127	$5,997,277	$(19,987,174)	$8,833,834
Non-controlling interest	$—	$—	$(28,450)	$5,683,945	$—	$5,655,495
Total Equity	$8,833,834	$5,950,770	$8,010,677	$11,681,222	$(19,987,174)	$14,489,329
Total Liabilities and Equity	$10,580,292	$8,455,694	$10,407,705	$16,525,709	$(25,218,019)	$20,751,381

	As of March 31, 2025
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Cash	$2,885,258	$828,208	$141,583	$3,745,251	$—	$7,600,300
Service fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$1,099,457	$—	$(1,099,457)	$—
Intercompany receivable	$3,564,119	$—	$908,148	$661	$(4,472,928)	$—
Total current assets	$8,046,622	$1,016,017	$3,116,653	$16,364,314	$(5,572,385)	$22,971,221
Investments in subsidiaries and VIEs	$7,032,153	$8,998,099	$7,321,417	$—	$(23,351,669)	$—
Total non-current assets	$7,032,153	$8,998,099	$7,684,418	$1,475,071	$(23,351,669)	$1,838,072
Total Assets	$15,078,775	$10,014,116	$10,801,071	$17,839,385	$(28,924,054)	$24,809,293
Service fee payable due to WFOE	$—	$—	$—	$1,099,457	$(1,099,457)	$—
Intercompany payable	$—	$2,970,071	$1,006,708	$496,149	$(4,472,928)	$—
Total Liabilities	$4,608,677	$2,981,963	$1,787,076	$4,446,845	$(5,572,385)	$8,252,176
Total Shareholders’ Equity	$10,470,098	$7,032,153	$8,998,099	$7,321,417	$(23,351,669)	$10,470,098
Non-controlling interest	$—	$—	$15,896	$6,071,123	$—	$6,087,019
Total Equity	$10,470,098	$7,032,153	$9,013,995	$13,392,540	$(23,351,669)	$16,557,117
Total Liabilities and Equity	$15,078,775	$10,014,116	$10,801,071	$17,839,385	$(28,924,054)	$24,809,293

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31, 2026
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	$(1,766,945)	$(286,273)	$(1,306,350)	$(2,315,443)	$—	$(5,675,011)
Net cash (used in) provided by investing activities	$(1,047,479)	$(2,575,169)	$(169,398)	$1,567,096	$3,623,155	$1,398,205
Net cash (used in) provided by financing activities	$(50,000)	$2,118,851	$1,474,622	$348,083	$(3,632,344)	$259,212

	For the Year Ended March 31, 2025
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Net cash (used in) provided by operating activities	$(1,093,115)	$(112,479)	$(1,579,397)	$1,501,559	$—	$(1,283,432)
Net cash used in investing activities	$(4,665,669)	$(2,038,554)	$(183,425)	$(3,345,406)	$5,069,840	$(5,163,214)
Net cash provided by financing activities	$8,644,042	$2,977,807	$1,853,316	$273,659	$(5,069,840)	$8,678,984

	For the Year Ended March 31, 2024
	ESHALLGO
	(Cayman	Subsidiary	WFOE			Consolidated
	Islands)	(Hong Kong)	(PRC)	VIE (PRC)	Eliminations	Total
Net cash (used in) provided by operating activities	$—	$—	$(4,776)	$2,225,194	$—	$2,220,418
Net cash used in investing activities	$—	$—	$(498,341)	$(1,563,434)	$444,834	$(1,616,941)
Net cash provided by financing activities*	$—	$—	$458,341	$36,924	$(444,834)	$50,431

*	During the year ended March 31, 2024, the Company issued $458,341 of Class A ordinary shares and the proceeds were deposited directly into a subsidiary and the VIEs which resulted in an intercompany payable to the parent company.

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIE

Balance, March 31, 2024	$9,733,725
Net loss	(2,648,393)
Foreign Currency Translation Adjustments	(53,179)
Balance, March 31, 2025	$7,032,153
Investment in a subsidiary	1,500,000
Net loss	(3,037,252)
Foreign Currency Translation Adjustments	455,869
Balance, March 31, 2026	$5,950,770

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

Translation adjustments included in accumulated other comprehensive loss amounted to $408,866 and $864,735 as of March 31, 2026 and 2025, respectively. The balance sheet amounts, with the exception of shareholders’ equity at March 31, 2026 and 2025 were translated at RMB 6.9038 and RMB 7.2579 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended March 31, 2026 and 2025 were RMB 7.1024 and RMB 7.2168 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

We had $1,772,057 and $668,195 of allowance for credit loss as of March 31, 2026 and 2025. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. For example, the average accounts receivable turnover period was approximately 97 days and 128 days for the fiscal years ended March 31, 2026 and 2025, respectively. Due to uncertainty of the timing of collection, we established an allowance for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Based on the management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and an aging analysis basis. On April 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” by using a modified retrospective transition method, which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The adoption of ASU 2016-13 did not have a material impact on our financial statements. We use the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The allowance is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit loss after management has determined that the likelihood of collection is not probable. We recorded allowance for credit losses for accounts receivable of $1,425,671 and $538,453 during the years ended March 31, 2026 and 2025, respectively.

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

Our company is in a capital and technology intensive industry which may require substantial capital expenditure. We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. We recorded a net operation cash flow of $(5,675,011) and ($1,283,432) for the years ended March 31, 2026 and 2025, respectively. We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

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

Prior to our initial public offering in July 2024, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended March 31, 2026, 2025, and 2024, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (ii) lack of proper controls designed and implemented in IT general control activities related to logical access management. These material weaknesses remained as of March 31, 2026. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

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

However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of March 31, 2026. Due to the nature of the remediation process and the need to allow adequate time after implementation to evaluate and test the effectiveness of the controls, management expects the material weaknesses will be fully remediated in approximately nine to twelve months, and expected the cost to be approximately $160,000 during the curing period.

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

According to the Measures for Cybersecurity Review (2021), we are not a CIIO, nor an online platform operator who possesses the personal information of no less than one million users, we are not required to apply for cybersecurity review, and as of the date of this Annual Report, we are not received a cybersecurity review notice from CAC.

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

Since our directors and officers currently beneficially own 98.10% of the voting power of our issued and outstanding share capital, they will have great impact in electing directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Our directors and officers currently beneficially own 98.10% of the voting power of our issued and outstanding share capital. Such concentration of the voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our ordinary shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their ordinary shares.

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

The VIE contributed almost 100% of the Company’s consolidated results of operations and cash flows for the years ended March 31, 2026 and 2025, respectively. As of March 31, 2026 and 2025, the VIE accounted for almost 100% of the consolidated total assets and total liabilities of the Company.

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

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s predecessor auditor, Marcum Asia CPAs, LLP, or Marcum Asia, and YCM CPA Inc., or YCM, are not subject to this determination as to inability to inspect or investigate registered firms completely. The Company’s predecessor auditors and its current auditor are subject to inspection by the PCAOB on a regular basis, and therefore not subject to the determinations announced by the PCAOB on December 16, 2021.

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

Our auditors, the independent registered public accounting firms that issue the audit report included elsewhere in this Annual Report, and as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our predecessor and current auditors are headquartered in New York, New York, Irvine, California, and Branchburg, New Jersey respectively, and are subject to inspection by the PCAOB on a regular basis.

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

Our independent registered public accounting firm's report includes an explanatory paragraph regarding our ability to continue as a going concern.

Our independent registered public accounting firm's report on our consolidated financial statements for the fiscal year ended March 31, 2026 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We have experienced recurring operating losses and negative cash flows from operations, and had an accumulated deficit of approximately $14.4 million as of March 31, 2026. Although we had cash and cash equivalents of approximately $3.8 million as of March 31, 2026 and subsequently completed a financing that generated approximately $2.2 million in gross proceeds, our future capital requirements will depend on numerous factors, including our ability to generate revenue, manage operating expenses, execute our business strategy, and access the capital markets.

Our ability to continue as a going concern is dependent upon our ability to generate positive cash flows from operations and/or obtain additional financing. There can be no assurance that we will be able to achieve profitability or secure additional financing on commercially reasonable terms, if at all. Failure to obtain sufficient financing or generate adequate cash flows may require us to delay, reduce or eliminate certain operations or strategic initiatives, which could materially adversely affect our business, financial condition, operating results and prospects. These uncertainties may also adversely affect the market price of our securities and investors may lose all or part of their investment.

Risks Related to our Ordinary Shares

The dual class structure of our ordinary shares has the effect of concentrating voting control with JUNZHANG DIGTAL LIMITED and MAGIC IDEAL LIMITED, which hold in aggregate 98.10% of the voting power of our capital, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

As of the date of this Annual Report, the authorized share capital of the Company is US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each. As of the date of this Annual Report, there are 1,656,609 Class A Ordinary Shares and 366,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company and each Class B Ordinary Share shall entitle the holder thereof to four hundred (400) votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting rights and conversion rights.

The currently Class B Ordinary Shares issued and outstanding are beneficially owned by our Chairman and Chief Executive Officer, Mr. Zhidan Mao and Mr. Qiwei Miao through JUNZHANG DIGTAL LIMITED and MAGIC IDEAL LIMITED, respectively, representing 98.10% of the aggregate voting power of our issued and outstanding share capital as of the date hereof. Because of the four-hundred-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, Mr. Mao and Mr. Miao will be able to control all matters submitted to our shareholders for approval such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. This concentrated ownership will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial. Furthermore, any future issuances of Class B Ordinary Shares may be dilutive to the voting power of holders of Class A Ordinary Shares.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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

We have a limited trading history.

On July 2, 2024, our Class A ordinary shares began trading on the Nasdaq Capital Market. Prior to that, there was no public market for our ordinary shares. Our trading history might never improve in terms of price or volume. We cannot guarantee that our Class A ordinary shares will remain quoted on the Nasdaq Capital Market.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

Corporate History

We commenced our commercial operations in 2015 through Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Shanghai. On June 16, 2021, to facilitate offshore financing, we incorporated Eshallgo Inc under the laws of the Cayman Islands as our offshore holding company. On June 30, 2021, we established Junzhang Monarch Limited, or Junzhang HK, our wholly-owned Hong Kong subsidiary, and on July 22, 2021, we established Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., or WOFE, which is a wholly-owned subsidiary of Junzhang HK. On May 19, 2025, we established ESHALLGO USA, INC., our U.S. subsidiary owned 75% by Eshallgo Inc and 25% by Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.

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

Strategic diversity across customers, suppliers, geographic footprint, products and end-markets

Our sales network and after-sales service system have established more than 20 service-oriented provincial-level holding subsidiaries and over 150 service locations across the country and our system has begun to take shape and gained brand awareness. We believe the diversity of our customers, suppliers, geographic footprint, products and markets reduces our overall risk exposure. Our broad base of approximately 21,000 customers has low concentration with no single customer representing more than 4% of our total sales and our top 10 customers representing only approximately 29% of our total sales during fiscal year 2021. We also believe that by developing relationships with a diverse set of customers, we gain significant visibility into the future needs of our marketplace. We maintain relationships with approximately 1,600 suppliers for many of our products, thereby limiting the risk of product shortages. We believe this allows us to deliver a diverse product offering on a cost-effective and timely basis. Our diverse geographic footprint of over 150 locations limits our dependence on any one region.

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

Customers and Suppliers

Junzhang Shanghai and its subsidiaries maintain a customer base of approximately 23,719 customers, many of which represent long-term relationships. Tianjin Tianjia Lide Digital Technology Co., Ltd is our largest customer, accounting for approximately 6.9% of the year ended March 31, 2026 in net sales. We are subject to very low customer concentration, reducing our exposure to any single customer.

We have developed relationships with approximately 2,440 suppliers, many of which are long-standing. Sharp Trading (China) Co., Ltd. and Changzhou Lakeike Office Equipment Co., Ltd. are our largest suppliers, accounting for approximately 12.4% and 5.9% respectively of the year ended March 31, 2026 in purchases, respectively. Specifically, Sharp Trading (China) Co., Ltd. and its manufacturing subsidiaries supply office equipment to Zibo ESHALLGO Information Technology Co., Ltd. and Junzhang Digital Technology (Suzhou) Co., Ltd. in an amount of approximately RMB11,900,000 (approximately $1.7 milllion) annually, with authorization to sell and provide aftersales maintenance services. These supplier relationships provide us with reliable access to inventory, volume purchasing benefits and the ability to deliver a diverse product offering on a cost-effective basis. We maintain multiple suppliers for a substantial number of our products, thereby limiting the risk of product shortage for customers.

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

Number	Copyright Number	Issue Country
1	2022SR1292553	China
2	2022SR1298761	China
3	2022SR1300651	China
4	2022SR1294909	China
5	2022SR1285841	China
6	2022SR1246049	China
7	2022SR1180308	China
8	2022SR1180274	China
9	2022SR1186180	China
10	2022SR1137103	China
11	2022SR1089258	China
12	2022SR1089257	China
13	2022SR1061572	China
14	2022SR1061571	China
15	2022SR1061545	China
16	2022SR0514900	China
17	2022SR0514899	China
18	2021SR0282504	China
19	2021SR0281655	China
20	2021SR0280017	China
21	2020SR1909086	China
22	2020SR1900571	China
23	2020SR1900558	China
24	2020SR1900479	China
25	2020SR1900480	China
26	2020SR1900567	China
27	2020SR1900560	China
28	2020SR1900478	China
29	2020SR1900569	China
30	2020SR1900536	China
31	2020SR1900566	China
32	2020SR1900535	China
33	2020SR1900568	China
34	2020SR1900559	China
35	2020SR1900570	China
36	2018SR515338	China
37	2018SR515330	China
38	2018SR516650	China
39	2018SR463806	China
40	2018SR463795	China
41	2018SR463796	China
42	2018SR463799	China
43	2018SR463797	China
44	2018SR463798	China
45	2016SR114239	China
46	2016SR113746	China
47	2016SR110309	China
48	2016SR105244	China
49	2016SR105171	China
50	2016SR105125	China
51	2016SR106072	China
52	2016SR106076	China

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

Adoption of Share Incentive Plans

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

On October 15, 2025, the Company adopted a 2025 equity incentive plan (the “2025 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2025 Plan has a maximum number of 3,500,000 class A ordinary shares of the Company available for issuance pursuant to all awards under the 2025 Plan.

Private Placement

On November 29, 2024, the Company entered into a securities purchase agreement with the Selling Shareholder to place Convertible Debentures with a maturity date of 364 days after the issuance of the first Debenture in the aggregate principal amount of up to $5,000,000 at a purchase price equal to 95% of the subscription amount at each closing, provided that in case of an event of default, the Debenture may, at the Selling Shareholder’s election, become immediately due and payable. In addition, the Company paid a commitment fee equal to 1% of the amount of the Convertible Debentures and a one-time due diligence and structuring fee of $25,000 at the closing. The initial closing of the transaction in the principal amount of $1,500,000 in Debenture occurred on November 29, 2024.

The Selling Shareholder may convert the Debenture in its sole discretion into the Company’s common shares at any time at the lower of $4.756 or 93% of the lowest daily VWAP for the class A ordinary shares during the 5 consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.78954 (the “Floor Price”). The Selling Shareholder may not convert any portion of a Debenture if such conversion would result in the Selling Shareholder beneficially owning more than 4.99% of Company’s then issued class A ordinary shares, provided that such limitation may be waived by the Selling Shareholder with 65 days’ notice. Any time after the issuance of the Convertible Debentures that the daily VWAP is less than $0.78954 for a period of 10 consecutive trading days in a period of 15 consecutive trading day period (each such occurrence, an “Amortization Event”) and only for so long as such conditions exist after a Amortization Event, the Company shall make monthly payments beginning on the 10th trading day after the Amortization Event date and continuing on the same day of each successive calendar month. Each monthly payment shall be in an amount equal to the sum of (i) $1,000,000 of the principal or the outstanding principal if the principal is less than such amount plus, (ii) the payment premium of 10% in respect of such amount in (i), and (iii) accrued and unpaid interest hereunder as of each payment date.

The Company also entered into a registration rights agreement, date November 29, 2024, pursuant to which the Company agreed to register for resale the class A ordinary shares issuable pursuant to the Convertible Debentures with the SEC within 21 days from the date of the registration rights agreement.

Pursuant to the securities purchase agreement, the Convertible Debentures were or will be issued in a private placement pursuant to an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder.

On October 17, 2025, the Company entered into a letter agreement (the “Letter Agreement”) with the holder of the Convertible Debenture to amend the “Floor Price” of the Convertible Debenture to $0.40 per share.

On December 16, 2025 and January 12, 2026, the Company entered into two forbearance agreements (each a “Forbearance Agreement” and collectively the “Forbearance Agreements”) with the Selling Shareholder, pursuant to which the Company acknowledged the existing defaults as described in the Forbearance Agreements (the “Existing Defaults”), and the Selling Shareholder agreed to forbear from exercising its rights and remedies under the Transaction Documents or applicable law in respect of or arising out of the Existing Defaults, subject to the conditions, amendments and modifications contained herein for the period commencing from December 16, 2025 and ending on February 12, 2026, so long as (i) the Company strictly complies with the terms of this Agreement, and (ii) there is no occurrence or existence of any other Event of Default, other than the Existing Defaults. As consideration for the Holder forbearing to exercise its rights under the Transaction Documents, the Company has paid to the Selling Shareholder a total of $125,000 under the Forbearance Agreements, which shall not be applied to the principal and interest due and outstanding under the Debentures. As of the date of this Annual Report, shares of the Company’s class A ordinary share totaling 2,317,177 were subsequently issued by the Company to the Debenture Holder equaling principal and interests amounted to $1,115,521, and cash amounted to $800,000 were repaid to the Debenture Holder.

Security Promissory Notes and Pledge Agreements

February 2026

On February 20, 2026, the Company issued a secured promissory note (the “February Promissory Note”) to a lender in the principal amount of $880,000 for a purchase price of $800,000, reflecting an original issuance discount of $80,000. The February Promissory Note bears interest at 8% per annum and matures on October 20, 2026. Upon the occurrence of certain events of default, the interest rate on the February Promissory Note automatically increases to 18%. The Company may not voluntarily repay any portion of the outstanding balance before the maturity date without the prior written consent of the lender. Furthermore, the February Promissory Note is subject to mandatory repayment if the Company receives cash proceeds from any debt or equity financing, in which case the lender may require the Company to apply up to 100% of such proceeds toward the repayment of the February Promissory Note.

In connection with the February Promissory Note, Zhidan Mao, the Company’s Chairman, and Qiwei Miao, the Company’s Chief Executive Officer and director (collectively, the “Pledgors”) entered into a pledge agreement (the “February Pledge Agreement”) with the lender, Pursuant to the February Pledge Agreement, the Pledgors collective pledged to the lender an aggregate of 3,603,692 Class B Ordinary Shares of the Company (or 225,231 Class B Ordinary Shares as adjusted to reflect the Share Consolidation) held by such Pledgors. The February Pledge Agreement secures all of the Company’s obligations under the February Promissory Note and grants the lender a continuing, first-priority security interest in the February Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the February Promissory Note, the lender is entitled to exercise customary secured party remedies with respect to the February Pledged Shares, subject to applicable notice and cure provisions.

The Company used the net proceeds from the February Promissory Note to repay a portion of the outstanding balance of certain convertible debentures previously issued to YA II PN, LTD.

As of the date of this Annual Report, the Company has repaid $800,000 of the February Promissory Note.

March 2026

On March 13, 2026, the Company issued a secured promissory note (the “March Promissory Note”) to a lender in the principal amount of $330,000 for a purchase price of $300,000. The Principal Amount includes an original issuance discount of $30,000. The March Promissory Note bears interest at a fixed rate of 8% per annum and will mature in full on November 12, 2026. Upon the occurrence of certain events of default, the interest rate on the March Promissory Note automatically increases to 18%. The Company may not voluntarily repay any portion of the outstanding balance before the maturity date without the prior written consent of the lender. Furthermore, the March Promissory Note is subject to mandatory repayment if the Company receives cash proceeds from any debt or equity financing, in which case the lender may require the Company to apply up to 100% of such proceeds toward the repayment of the March Promissory Note.

In connection with the March Promissory Note, on March 13, 2026, the Pledgors entered into a pledge agreement (the “March Pledge Agreement”) with the lender. Pursuant to the March Pledge Agreement, the Pledgors collective pledged to the lender an aggregate of 1,126,154 Class B Ordinary Shares of the Company (or 70,385 Class B Ordinary Shares as adjusted to reflect the Share Consolidation) held by such Pledgors. The March Pledge Agreement secures all of the Company’s obligations under the March Promissory Note and grants the lender a continuing, first-priority security interest in the March Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the March Promissory Note, the lender is entitled to exercise customary secured party remedies with respect to the March Pledged Shares, subject to applicable notice and cure provisions.

The Company used the net proceeds from the March Promissory Note to repay a portion of the outstanding balance of certain convertible debentures previously issued to YA II PN, LTD.

As of the date of this Annual Report, the Company has repaid $300,000 of the March Promissory Note.

April 2026

On April 4, 2026, the Company issued a secured promissory note (the “April Promissory Note”) to another lender in the principal amount of $300,000 for a purchase price of $300,000. The April Promissory Note bears no interest and will mature in full on July 3, 2026. Upon the occurrence of certain events of default, the interest rate on the April Promissory Note automatically increases to 18%. The Company may not voluntarily repay any portion of the outstanding balance before the maturity date without the prior written consent of the lender. Furthermore, the April Promissory Note is subject to mandatory repayment if the Company receives cash proceeds from any debt or equity financing, in which case the lender may require the Company to apply up to 100% of such proceeds toward the repayment of the April Promissory Note.

In connection with the April Promissory Note, on April 3, 2026, the Pledgors entered into a pledge agreement (the “April Pledge Agreement”) with the lender. Pursuant to the April Pledge Agreement, the Pledgors collective pledged to the lender an aggregate of 1,126,154 Class B Ordinary Shares of the Company (or 70,385 Class B Ordinary Shares as adjusted to reflect the Share Consolidation) held by such Pledgors (collectively, the “April Pledged Shares”). The April Pledge Agreement secures all of the Company’s obligations under the April Promissory Note and grants the lender a continuing, first-priority security interest in the April Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the April Promissory Note, the lender is entitled to exercise customary secured party remedies with respect to the April Pledged Shares, subject to applicable notice and cure provisions.

The Company used the net proceeds from the April Promissory Note to repay a portion of the outstanding balance of certain convertible debentures previously issued to YA II PN, LTD.

As of the date of this Annual Report, the convertible debentures previously issued to YA II PN, LTD have been fully satisfied and are no longer outstanding, and the Company has repaid the full principal amount of the April Promissory Note.

Registered Direct Offering

June 26, 2026 Offering

On June 24, 2026, the Company entered into a securities purchase agreement with a certain investor, pursuant to which the Company agreed to issue and sell (i) 183,862 Class A Ordinary Shares of the Company at a purchase price of $3.25 per share and (ii) pre-funded warrants to purchase up to 271,106 Class A Ordinary Shares at a purchase price of $3.24 per pre-funded warrant. Each pre-funded warrant represents the right to purchase one (1) Class A Ordinary Share at an exercise price of $0.01 per share. The pre-funded warrants have been exercised in full.

The offering closed on June 25, 2026. The Company received approximately $1.478 million in gross proceeds from the offering, before deducting placement agent fees and estimated offering expenses.

The securities purchase agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, each of the directors and executive officers of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the ninety (90)-day period following the closing of the offering.

The Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying the Pre-funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-291149), as amended, and a prospectus supplement dated June 24, 2026. The registration statement became effective by operation of law on December 2, 2025, and as further amended by the Post-effective Amendment No.1 to the Registration Statement, filed with the SEC on March 24, 2026, and declared effective by the SEC on April 2, 2026.

On June 24, 2026, the Company entered into a placement agency agreement with Univest Securities, LLC (“Univest”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with the offering. Under the placement agency agreement, the Company paid Univest a placement agent fee in cash equal to seven percent (7%) of the aggregate gross proceeds raised from the sale and reimbursed Univest at closing for legal and other expenses incurred by them in connection with the offering in an amount of $50,000.

June 30, 2026 Offering

On June 30, 2026, the Company entered into a securities purchase agreement with a certain investor, pursuant to which the Company agreed to issue and sell: (i) 200,000 Class A ordinary shares of the Company, par value $0.0016 per share, at a purchase price of $1.00 per share; and (ii) pre-funded warrants to purchase up to 550,000 Class A Ordinary Shares at a purchase price of $0.99 per Pre-Funded Warrant. Each Pre-Funded Warrant represents the right to purchase one (1) Class A Ordinary Share at an exercise price of $0.01 per share. The Pre-Funded Warrants have been exercised in full.

The offering closed on July 1, 2026. The Company received approximately $750,000 in gross proceeds from the offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the offering for working capital and other general corporate purposes.

The Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying the Pre-funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-291149), as amended (the “Registration Statement”) and a prospectus supplement dated June 30, 2026. The Registration Statement became effective by operation of law on December 2, 2025, and as further amended by the Post-effective Amendment No.1 to the Registration Statement, filed with the SEC on March 24, 2026, and declared effective by the SEC on April 2, 2026.

On June 30, 2026, the Company entered into a placement agency agreement with Univest, pursuant to which the Company engaged Univest as the exclusive placement agent in connection with the offering. Under the placement agency agreement, the Company paid Univest a placement agent fee in cash equal to seven percent (7%) of the aggregate gross proceeds raised from the sale and reimbursed Univest at closing for legal and other expenses incurred by them in connection with the offering in an amount of $50,000.

Nasdaq Listing Deficiency and Share Consolidation

As previously disclosed, on July 23, 2025, the Company received a letter from the Listing Qualifications staff of Nasdaq notifying the Company that the minimum closing bid price per share for its class A ordinary shares, par value US$0.0001 per share, was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Nasdaq provided the Company with a 180 calendar days compliance period, or until January 19, 2026, in which to regain compliance with Nasdaq continued listing requirement. On January 20, 2026, the Company received a letter from Nasdaq, indicating that the Company is granted an additional 180 calendar days, until July 20, 2026, to regain compliance with the minimum bid price requirement of $1.00 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2). If compliance cannot be demonstrated by July 20, 2026, Nasdaq staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq staff’s determination to a Hearings Panel. The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. The Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2).

On April 10, 2026, our Board of Directors approved a sixteen (16)-for-one (1) share consolidation becoming effective on 20 April 2026 (the “Share Consolidation”), such that every sixteen (16) class A ordinary shares of a par value of US$0.0001 each were consolidated into one (1) class A ordinary share of a par value of US$0.0016 of the Company and every sixteen (16) class B ordinary shares of a par value of US$0.0001 each were consolidated into one (1) class B ordinary share of a par value of US$0.0016 of the Company and the rounding up of any fractional shares resulting from the share consolidation to the nearest whole ordinary share. Upon the opening of the market on April 20, 2026, the Company’s Class A Ordinary Shares began trading on the Nasdaq on a post-Share Consolidation basis. The Share Consolidation reduces the number of issued and outstanding Class A Ordinary Shares of the Company from approximately 26.51 million to approximately 1.66 million and reduces the number of issued and outstanding Class B Ordinary Shares of the Company from approximately 5.86 million to approximately 0.37 million. No fractional shares will be issued in connection with the Share Consolidation. Instead, the Company will issue one full post-Share Consolidation Class A Ordinary Shares or Class B Ordinary Shares, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. As a result of the Share Consolidation, the par value of the Class A Ordinary Shares and Class B Ordinary Shares was increased to US$0.0016 per share and the number of authorized ordinary shares was reduced to 31,250,000 ordinary shares of a par value of US$0.0016 each comprising (i) 28,125,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 3,125,000 class B ordinary shares of a par value of US$0.0016 each. On May 4, 2026, the Company received a letter from Nasdaq confirming that it has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules.

Change in Company’s Certifying Public Accountant

Effective on January 10, 2025, the Company dismissed its independent registered auditor, Marcum Asia CPAs LLP, which action was approved and ratified by the Company’s Board of Directors and the Audit Committee on January 10, 2025. During the Company’s fiscal year ended March 31, 2024 and through January 10, 2025, the date of dismissal, (a) there were no disagreements with Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia CPAs LLP, would have caused it to make reference thereto in its reports on the financial statements for such year and (b) there were no “reportable events” as described in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financing reporting, including (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (ii) lack of proper IT control related to logical access security, which has been disclosed in the Company’s report on Form 20-F for the fiscal year ended March 31, 2024, as amended.

On January 10, 2025, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of YCM CPA INC (“YCM”). as its new independent registered public accounting firm to audit the Company’s financial statements, effective January 10, 2025. During the most recent fiscal year ended March 31, 2024 and any subsequent interim periods through the date hereof prior to the engagement of YCM, neither the Company, nor someone on its behalf, has consulted YCM.

Effective on November 18, 2025, the Company dismissed its independent registered auditor, YCM, which action was approved and ratified by the Company’s Board of Directors and the Audit Committee on November 18, 2025. The reports of YCM on the financial statements of the Company for the fiscal year ended March 31, 2025 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal year ended March 31, 2025 and through November 18, 2025, the date of dismissal, (a) there were no disagreements with YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of YCM, would have caused it to make reference thereto in its reports on the financial statements for such year and (b) there were no “reportable events” as described in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financial reporting, including (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (ii) lack of proper IT control related to logical access security, which has been disclosed in the Company’s report on Form 20-F for the fiscal year ended March 31, 2024, as amended. The Company provided YCM with a copy of this disclosure and requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements.

On November 18, 2025, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of Felix CPAs LLC as its new independent registered public accounting firm to audit the Company’s financial statements, effective November 18, 2025.

Change in Authorized Capital

On January 8, 2026, at the annual general meeting, shareholders approved (i) an increase of the Company’s authorized share capital from US$10,000 divided into 100,000,000 ordinary shares of a par value of US$0.0001 each comprising (a) 90,000,000 class A ordinary shares of a par value of $0.0001 each and (b) 10,000,000 class B ordinary shares of a par value of $0.0001 each, to US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each comprising (a) 450,000,000 class A ordinary shares of a par value of $0.0001 each and (b) 50,000,000 class B ordinary shares of a par value of $0.0001 each, by the creation of additional 360,000,000 class A ordinary shares of a par value of $0.0001 each and 40,000,000 class B ordinary shares of a par value of $0.0001 each, with immediate effect, and (ii) by an ordinary resolution of the holders of class A ordinary shares of a par value of $0.0001 each, an ordinary resolution of the holders of class B ordinary shares of a par value of $0.0001 each, and an ordinary resolution of the shareholders of the Company, an increase of the voting rights attached to the class B ordinary shares from ten (10) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences set forth in the third amended and restated memorandum and articles of association of the Company. The share information in this paragraph excludes the effect of a sixteen (16)-for-one (1) share consolidation effective on April 20, 2026 (see below “Nasdaq Listing Deficiency and Share Consolidation”).

After a sixteen (16)-for-one (1) share consolidation effective on April 20, 2026 (see below “Nasdaq Listing Deficiency and Share Consolidation”), on May 6, 2026, at an extraordinary general meeting, shareholders approved (i) an increase of the Company’s authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value of US$0.0016 each, comprising (a) 28,125,000 class A ordinary shares of a par value of US$0.0016 each and (b) 3,125,000 class B ordinary shares of a par value of US$0.0016 each, to US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (a) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (b) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each, by the creation of additional 112,471,875,000 Class A Ordinary Shares and 12,496,875,000 Class B Ordinary Shares, with immediate effect, and (ii) by an ordinary resolution of the holders of class A ordinary shares of a par value of $0.0016 each, an ordinary resolution of the holders of class B ordinary shares of a par value of $0.0016 each, and a special resolution of the shareholders of the Company, the increase of the voting rights attached to each Class B Ordinary Share from fifty (50) votes to four hundred (400) votes on all matters subject to vote at general meetings of the Company, with immediate effect.

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

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) ”encouraged,” (2) ”restricted,” and (3) ”prohibited.” The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

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

4.C. Organizational structure

We commenced our commercial operations in 2015 through Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Shanghai. On June 16, 2021, to facilitate offshore financing, we incorporated Eshallgo Inc under the laws of the Cayman Islands as our offshore holding company. On June 30, 2021, we established Junzhang Monarch Limited, or Junzhang HK, our wholly-owned Hong Kong subsidiary, and on July 22, 2021, we established Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., or WOFE, which is a wholly-owned subsidiary of Junzhang HK. On May 19, 2025, we established its U.S. subsidiary, ESHALLGO USA, INC., owned 75% by Eshallgo Inc and 25% by Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended March 31, 2026, 2025 and 2024 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. These Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Strength Our Competitive Advantages

Through Eshallgo’s overall market layout method, service-oriented approach as well as the gradual and in-depth advancement of independent research and development tools, we will change the traditional sales-oriented model in the industry to more comprehensively and accurately tend customer needs, improve service quality, achieve time efficiency, and enhance customer satisfaction. While our long-term strategy is to shift our revenue mix towards higher-margin maintenance services, our results for the current period show that revenue growth was primarily driven by a significant increase in sale of equipment. Maintenance service revenue declined during the period. Our ability to successfully implement this strategy greatly affects our profitability.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers, and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (mostly including purchased equipment, equipment parts and supplies) have a direct impact on our profitability. Our success is dependent, in part, on our ability to reduce our exposure to increase in those costs through a variety of ways, while maintaining and improving margins and market share. Our business is also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. In addition, our staffing costs (including payroll and employee benefit expense) and administrative expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability.

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

Cash Transfers within our Corporate Structure

Eshallgo Inc (the “Eshallgo”) is a holding company with no operations of its own. We conduct our operations in China primarily through the VIEs in China. We may rely on dividends to be paid by the VIEs and their subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to pay any debt we may incur and to pay our operating expenses. If the VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Eshallgo is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Junzhang Monarch Limited, or Eshallgo HK is also permitted under the laws of Hong Kong to provide funding to Eshallgo through dividend distribution without restrictions on the amount of the funds. As of the date of this annual report, there has been no distribution of dividends or assets among the holding company or the subsidiaries, or to the VIEs or investors.

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

Subject to the Companies Act (Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and our memorandum and articles of association, as amended and restated from time to time, our board of directors has discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the Company, provided that in no circumstances may a dividend be paid if this would result in, immediately following the date on which the dividend is proposed to be paid, the company being unable to pay its debts as they fall due in the ordinary course of business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is levied in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not prohibit the transfer of cash from Eshallgo to Eshallgo HK or from Eshallgo HK to Eshallgo, provided that each transfer shall comply with PRC foreign exchange laws and regulations. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors.

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

Eshallgo is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong SAR to provide funding to Eshallgo through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit Shanghai Eshallgo Enterprise Development (Group) Co., Ltd. or Eshallgo WFOE or the WFOE, to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As of the date of this annual report, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiaries and from the VIEs to our PRC subsidiaries in accordance with the VIE Agreements.

The structure of cash flows within our organization, and as summary of the applicable regulations, is as follows:

1.	Our equity structure adopts both a direct holding structure and contractual structure. Eshallgo Inc, or Eshallgo, directly controls Shanghai Eshallgo Enterprise Development (Group) co., Ltd., or Eshallgo WFOE or the WFOE, and Hong Kong company, Junzhang Monarch Limited, or Eshallgo HK. Eshallgo WFOE is the primary beneficiary of Junzhang Shanghai and Junzhang Beijing through a series of contractual agreements, under which Eshallgo WFOE has the exclusive right to provide to Junzhang Beijing or Junzhang Shanghai consulting, technical or other services and their respective intellectual property rights in exchange for payments.

2.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds entered Eshallgo at the close of the initial public offering, the funds could be directly transferred to Eshallgo HK, and then transferred to subordinate operating entities through the WFOE. Within our contractual structure, the transfer of funds between the WFOE and VIEs are also legal and compliant with the laws and regulations of the PRC.

If the Company intends to distribute dividends, the VIEs will transfer the dividends to Eshallgo WOFE, which then will transfer the dividends to Eshallgo HK in accordance with the laws and regulations of the PRC, and then Eshallgo HK will transfer the dividends to Eshallgo, and the dividends will be distributed from Eshallgo to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

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

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026 and 2025

The following table summarizes our operating results as reflected in our consolidated statements of (loss) income and comprehensive loss during the years ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended March 31,
	2026		2025		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
REVENUE	$16,318,923	100.0%	$13,472,112	100.0%	$2,846,811	21.1%
COST OF REVENUE	13,847,920	84.9%	10,370,298	77.0%	3,477,622	33.5%
GROSS PROFIT	2,471,003	15.1%	3,101,814	23.0%	(630,811)	(20.3)%

Operating expenses
Selling expenses	1,746,665	10.7%	3,392,337	25.2%	(1,645,672)	(48.5)%
General and administrative expenses	12,618,890	77.3%	9,751,876	72.4%	2,867,014	29.4%
Research and development expenses	95,472	0.6%	19,954	0.1%	75,518	378.5%
Total operating expenses	14,461,027	88.6%	13,164,167	97.7%	1,296,860	9.9%

Loss from operations	(11,990,024)	(73.5)%	(10,062,353)	(74.7)%	(1,927,671)	19.2%

Other expenses, net	(29,221)	(0.2)%	(724,815)	(5.4)%	695,594	(96.0)%

Loss before income tax provision	(12,019,245)	(73.7)%	(10,787,168)	(80.0)%	(1,232,077)	11.4%

Provision for income taxes	39,241	0.2%	113,438	0.8%	(74,197)	(65.4)%

Net loss	(12,058,486)	(73.9)%	(10,900,606)	(80.8)%	(1,157,880)	10.6%

Less: net loss attributable to non-controlling interest	(735,570)	(4.5)%	(102,288)	(0.8)%	(633,282)	619.1%

NET LOSS ATTRIBUTABLE TO ESHALLGO INC	$(11,322,916)	(69.4)%	$(10,798,318)	(80.0)%	$(524,598)	4.9%

	For the Years Ended March 31,
	2026		2025		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Revenue
Sale of equipment	$14,513,689	88.9%	$11,020,511	81.8%	$3,493,178	31.7%
Maintenance service	766,675	4.7%	1,207,687	9.0%	(441,012)	(36.5)%
Lease of equipment	1,033,160	6.3%	1,236,517	9.2%	(203,357)	(16.4)%
Finance income from sales type leases	5,399	0.0%	7,397	0.1%	(1,998)	(27.0)%
Total revenue	16,318,923	100.0%	13,472,112	100.0%	2,846,811	21.1%

Cost of Revenue
Cost of sale of equipment	13,250,188	91.3%	9,765,266	88.6%	3,484,922	35.7%
Costs of maintenance service	142,716	18.6%	144,170	11.9%	(1,454)	(1.0)%
Costs of lease of equipment	455,016	44.0%	460,862	37.3%	(5,846)	(1.3)%
Cost of finance income	-	-	-	-	-	-
Total cost of revenue	13,847,920	84.9%	10,370,298	77.0%	3,477,622	33.5%

Gross Profit
Sale of equipment	1,263,501	8.7%	1,255,245	11.4%	8,256	0.7%
Maintenance service	623,959	81.4%	1,063,517	88.1%	(439,558)	(41.3)%
Lease of equipment	578,144	56.0%	775,655	62.7%	(197,511)	(25.5)%
Finance income	5,399	100.0%	7,397	100.0%	(1,998)	(27.0)%
Total gross profit	$2,471,003	15.1%	$3,101,814	23.0%	$(630,811)	(20.3)%

Revenue

Our total revenues increased by $2,846,811, or 21.1%, to $16,318,923 for the year ended March 31, 2026 from $13,472,112 for the year ended March 31, 2025. The increase in our revenues was primarily attributable to the following reasons:

●	The revenues from sale of equipment increased by $3,493,178, or 31.7%, to $14,513,689 for the year ended March 31, 2026 from $11,020,511 for the year ended March 31, 2025. The increase was primarily attributable to the following reasons: (i) sales of office equipment increased by $1,031,697, or 13.4%, to $8,748,249 for the year ended March 31, 2026 from $7,716,552 for the year ended March 31, 2025. The increase was mainly due to increased sales of equipment resulted from business expansion by three of our entities in Suzhou, Changzhou and Zibo. These three entities are relatively new, and their business operation and customer base has grown rapidly in the year ended March 31, 2026; and (ii) sales of consumable materials, parts and others increased by $2,461,481, or 74.5%, to $5,765,440 for the year ended March 31, 2026 from $3,303,959 for the year ended March 31, 2025. The increase was mainly due to increased sales of consumable materials, parts and others resulted from business expansion by three of our entities in Suzhou, Changzhou and Zibo. Meanwhile, with macroeconomic recovery still uneven across our served markets, customers elected to purchase cost-effective replacement parts to repair and retain their current equipment, rather than committing to substantial capital spending on brand-new machinery.

●	Our revenue from maintenance service decreased by $441,012, or 36.5%, to $766,675 for the year ended March 31, 2026 from $1,207,687 for the year ended March 31, 2025. We provided mainly two types of services: (i) Full coverage, which mainly includes technical support and routine maintenance and repair service; and (ii) Other service, which mainly includes ad hoc maintenance and repair service, and provision of other software and system services. The decrease was primarily attributable to the following reasons: the revenue from other service decreased by $465,644, or 46.8%, to $529,126 for the year ended March 31, 2026 from $994,770 for the year ended March 31, 2025, and the decrease was partially offset by the revenue from full coverage and repair service which increased by $24,632, or 11.6%, to $237,549 for the year ended March 31, 2026 from $212,917 for the year ended March 31, 2025. The decrease in maintenance service was mainly due to declined customer orders for ad hoc maintenance and repair service, and other software and system services for the year ended March 31, 2026 which was resulted from the slow recovery of economy in China as mentioned above.

●	Our revenue from leasing of equipment decreased by $203,357, or 16.4%, to $1,033,160 for the year ended March 31, 2026 from $1,236,517 for the year ended March 31, 2025. The decrease was mainly due to reduced lease prices we offered to our customers for the year ended March 31, 2026. Our customers are more sensitive to prices than before, hence prices discounts were given to our customers. Meanwhile, many of our customers prefer to select the basic leasing package and lease used machines instead of new machines, as the prices of used machines are lower.

●	Finance income is generated from sales type leases. The finance income decreased by $1,998, or 27.0%, to $5,399 in the year ended March 31, 2026 from $7,397 in the year ended March 31, 2025.

Cost of Revenue

Cost of equipment sold primarily included the costs to purchase the office equipment, including the freight expenses and ordering expenses. Leasing costs of office equipment primarily included the deprecation expense of equipment leased, and the handling and shipping costs. Cost of maintenance and repair services primarily include the labor, costs of equipment parts and supplies, the transportation expenses, and the costs paid to the contractors in the cases that we outsourced the services.

Our total costs of revenues increased by $3,477,622, or 33.5%, to $13,847,920 for the year ended March 31, 2026 from $10,370,298 for the year ended March 31, 2025. The increase in our costs was primarily attributable to the following reasons:

●	Our cost of revenues from sale of equipment increased by $3,484,922, or 35.7%, to $13,250,188 for the year ended March 31, 2026 from $9,765,266 for the year ended March 31, 2025. The increase was primarily attributable to the following reasons: (i) the cost of sale of office equipment increased by $1,200,752, or 16.9%, to $8,287,109 for the year ended March 31, 2026 from $7,086,357 for the year ended March 31, 2025; and (ii) the cost of revenues from sale of consumable materials, parts and others increased by $2,284,170, or 85.3%, to $4,963,079 for the year ended March 31, 2026 from $2,678,909 for the year ended March 31, 2025. The percentage increase in cost of revenue from sale of equipment was more than the percentage increase in revenue from sale of equipment, as discussed in greater details below.

●	Our cost of revenues from maintenance service decreased by $1,454, or 1.0%, to $142,716 for the year ended March 31, 2026 from $144,170 for the year ended March 31, 2025, primarily due to the following reasons: (i) the cost of revenues from full coverage and repair service increased by $43,045, or 172.3%, to $68,023 for the year ended March 31, 2026 from $24,978 for the year ended March 31, 2025; and (ii) the cost of revenues from other service decreased by $44,499, or 37.3%, to $74,693 for the year ended March 31, 2026 from $119,192 for the year ended March 31, 2025. The percentage decrease in cost of revenue from maintenance service was less than the percentage decrease in revenue from maintenance service, as discussed in greater details below.

●	Our cost of revenues from lease of equipment decreased by $5,846, or 1.3%, to $455,016 for the year ended March 31, 2026 from $460,862 for the year ended March 31, 2025. The percentage decrease in cost of revenue from lease of equipment was less than the percentage decrease in revenue from lease of equipment, as discussed in greater details below.

Gross Profit

Our total gross profit decreased by $630,811, or 20.3%, to $2,471,003 for the year ended March 31, 2026 from $3,101,814 for the year ended March 31, 2025. Our overall gross profit margin decreased by 7.9% to 15.1% for the year ended March 31, 2026 from 23.0% for the year ended March 31, 2025.

The decrease in our gross profit and gross margin was primarily attributable to the following reasons:

●	The gross profit from sales of equipment increased by $8,256, or 0.7%, to $1,263,501 for the year ended March 31, 2026 from $1,255,245 for the year ended March 31, 2025. The increase in gross profit mainly due to the gross profit for sales of consumable material, parts and others which increased by $177,311, or 28.4%, to $802,361 for the year ended March 31, 2026 from $625,050 for the year ended March 31, 2025. The increase was partially offset by the gross profit for sales of office equipment which decreased by $169,055, or 26.8%, to $461,140 for the year ended March 31, 2026 from $630,195 for the year ended March 31, 2025. The gross margin of sales of equipment decreased by 2.7 percentage points, from 11.4% for the year ended March 31, 2025 to 8.7% for the year ended March 31, 2026. Our customers are more sensitive to prices than ever, and we also faced increased competition from our rivals, hence, prices discounts were given to our customers which led to a decreased gross profit margin for the year ended March 31, 2026.

●	The gross profit of maintenance service decreased by $439,558, or 41.3%, to $623,959 for the year ended March 31, 2026 from $1,063,517 for the year ended March 31, 2025. The decrease in gross profit consists: (i) the gross profit from full coverage and repair services decreased by $18,413, or 9.8%, to $169,526 in the year ended March 31, 2026 from $187,939 in the year ended March 31, 2025; and (ii) the gross profit from other services decreased by $421,145, or 48.1%, to $454,433 in the year ended March 31, 2026 from $875,578 in the year ended March 31, 2025. The decrease in gross profit was primarily due to the decrease in revenue from maintenance service. The gross margin of maintenance service decreased by 6.7 percentage points, from 88.1% for the year ended March 31, 2025 to 81.4% for the year ended March 31, 2026. The decrease in gross profit margin was mainly due to less high margin software and system services provided, as well as the increased cost of revenue as we engaged some third parties to provide maintenance services for us during the year ended March 31, 2026.

●	The gross profit from lease of equipment decreased by $197,511, or 25.5%, to $578,144 in the year ended March 31, 2026 from $775,655 in the year ended March 31, 2025 which was due to the decreased revenue from lease of equipment. The gross margin of lease of equipment decreased by 6.7 percentage points, from 62.7% for the year ended March 31, 2025 to 56.0% for the year ended March 31, 2026. As mentioned above, our customers are more sensitive to prices than before, hence prices discounts were given to our customers. Meanwhile, many of our customers prefer to select the basic leasing package and lease used machines instead of new machines, as the prices of used machines are lower. Therefore, the gross profit margin from lease of equipment decreased for the year ended March 31, 2026.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2026 and 2025:

	For the Years ended March 31,
	2026		2025		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Total Revenue	$16,318,923	100.0%	$13,472,112	100.0%	$2,846,811	21.1%
Operating Expenses
Selling expenses	1,746,665	10.7%	3,392,337	25.2%	(1,645,672)	(48.5)%
General and administrative expenses	12,618,890	77.3%	9,751,876	72.4%	2,867,014	29.4%
Research and development expenses	95,472	0.6%	19,954	0.1%	75,518	378.5%
Total operating expenses	$14,461,027	88.6%	$13,164,167	97.7%	$1,296,860	9.9%

Selling expenses

Our selling expenses primarily include stock-based compensation expense, salaries and welfare benefit expenses paid to our sales personnel, travel and entertainment expense, office, utility, and other expenses, and expenses incurred for our business travel and meals.

	For the Years ended March 31,
	2026		2025		Variance
	Amount	% of	Amount	% of	Amount	% of
Selling Expenses
Stock-based compensation expense	$552,204	31.6%	$2,256,283	66.4%	$(1,704,079)	(75.5)%
Salary, employee insurance and welfare expenses	817,271	46.8%	772,157	22.8%	45,114	5.8%
Travel and entertainment expense	154,812	8.9%	144,858	4.3%	9,954	6.9%
Office, utility and other expenses	222,378	12.7%	219,039	6.5%	3,339	1.5%
Total selling expenses	$1,746,665	100.0%	$3,392,337	100.0%	$(1,645,672)	(48.5)%

Our selling expenses decreased by $1,645,672, or 48.5%, to $1,746,665 for the year ended March 31, 2026 from $3,392,337 for the year ended March 31, 2025, primarily attributable to (i) a decrease in our stock-based compensation expense by $1,704,079, or 75.5%, for the year ended March 31, 2026 as compared to the same period last year. We adopted equity incentive plan to award our consultants or key employees for their best efforts in our successful initial public offering, stock-based compensation expense decreased as less equity incentive was awarded to our sales personnel for the year ended March 31, 2026; (ii) an increase in salary, employee insurance and welfare expenses by $45,114, or 5.8%, to $817,271 for the year ended March 31, 2026 from $772,157 for the year ended March 31, 2025, and an increase in travel and meals by $9,954, or 6.9%, to $154,812 for the year ended March 31, 2026 from $144,858 for the year ended March 31, 2025, which was mainly due to the increased number of sales personnel and increased travel and entertainment activities as we tried to seek business opportunities with new customers; and (iii) a slight increase in office, utility and other expenses by $3,339, or 1.5%, for the year ended March 31, 2026, as compared to the same period last year. As a percentage of revenues, our selling expenses accounted for 10.7% and 25.2% of our total revenue for the years ended March 31, 2026 and 2025, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of stock-based compensation expense, employee salaries, welfare and insurance expenses, consultant and professional service fees, depreciation and amortization expenses, rental expenses, office and utility expenses, bad debt expenses, and business travel and meals expenses.

	For the Years ended March 31,
	2026		2025		Variance
	Amount	% of	Amount	% of	Amount	% of
General and Administrative Expenses
Stock-based compensation expense	$5,877,671	46.6%	$4,059,500	41.6%	$1,818,171	44.8%
Allowance for credit losses/doubtful accounts	2,614,551	20.7%	1,758,927	18.0%	855,624	48.6%
Salary, employee insurance and welfare expenses	2,150,670	17.0%	1,802,766	18.5%	347,904	19.3%
Consulting and professional service fees	1,220,034	9.7%	1,228,798	12.6%	(8,764)	(0.7)%
Office, utility and other expenses	614,460	4.9%	681,693	7.0%	(67,233)	(9.9)%
Travel and entertainment expense	141,504	1.1%	220,192	2.3%	(78,688)	(35.7)%
Total general and administrative expenses	$12,618,890	100.0%	$9,751,876	100.0%	$2,867,014	29.4%

Our general and administrative expenses increased by $2,867,014, or 29.4%, to $12,618,890 for the year ended March 31, 2026 from $9,751,876 for the year ended March 31, 2025, primarily attributable to (i) an increase in our stock-based compensation expense by $1,818,171, or 44.8%, for the year ended March 31, 2026 as compared to the same period last year, as we adopted equity incentive plan to award our consultants or key employees for their best efforts in our successful initial public offering, as well as compensation for consulting services in relation to corporate management, operation and business development as well M&A advisory service provided, the increase was mainly due to higher expense amortized based on the service period during the year ended March 31, 2026; (ii) an increase in allowance for credit losses and doubtful accounts by $855,624, or 48.6%, for the year ended March 31, 2026 as compared to the same period last year. Due to the slow recovery of economy in China, we extended credits given to some of our customers, and we also entered into some long-term repayment agreements with our debtors. The allowance is determined based on individual customer financial health analysis, historical collection trend and management’s best estimate of specific losses on individual exposure. We periodically review our allowance level in order to ensure our methodology used to determine allowances is reasonable and we will put more efforts into debt collection through strengthened monitoring of the uncollected receivable balance; (iii) an increase in our salary and welfare expenses by $347,904, or 19.3%, for the year ended March 31, 2026 as compared to the same period last year, primarily due to the increased director compensation as well as increased salary and welfare expenses for our newly established entities, Suzhou, Changzhou and Zibo; (iv) a slight decrease in our consultant and professional fees by $8,764, or 0.7%, for the year ended March 31, 2026 as compared to the same period last year; (v) a decrease in our office, utility and other expenses by $67,233, or 9.9%, and a decrease in travel and entertainment expense by $78,688, or 35.7%. During the year ended March 31, 2025, we incurred higher expenses due to the preparation of our initial public offering, together with the implementation of cost saving measurement during the year ended March 31, 2026, these expenses decreased during the year ended March 31, 2026, as compared to the same period last year. As a percentage of revenues, general and administrative expenses were 77.3% and 72.4% of our revenue for the years ended March 31, 2026 and 2025, respectively.

Research and development expenses

Our research and development expenses primarily consist of employee salaries, welfare and insurance expenses, technical service fees and other expenses.

	For the Years ended March 31,
	2026		2025		Variance
	Amount	% of	Amount	% of	Amount	% of
Research and Development Expenses
Salary, employee insurance and welfare expenses	$20,275	21.2%	$19,954	100.0%	$321	1.6%
Others	75,197	78.8%	-	-%	75,197	100.0%
Total research and development expenses	$95,472	100.0%	$19,954	100.0%	$75,518	378.5%

Our research and development expenses increased by $75,518, or 378.5%, to $95,472 for the year ended March 31, 2026 from $19,954 for the year ended March 31, 2025, due to increased research and development activities towards products development. As a percentage of revenues, research and development expenses were 0.6% and 0.1% of our revenue for the years ended March 31, 2026 and 2025, respectively.

Other Expenses, Net

Our net other expenses were $121,782 for the year ended March 31, 2026 as compared to net other expenses of $173,886 for the year ended March 31, 2025. We prepaid a deposit of $100,093 for an equity acquisition, however, the transaction was terminated and deposit was un-refundable, hence, the deposit was expensed off during the year ended March 31, 2025. In addition, we provided shot-term funding to support two of our third-party suppliers, however, loans were not repaid by the third-party suppliers upon maturity. We commenced lawsuits against these two third-party suppliers and reached to settlement agreements, and we recorded debt restructuring loss of $79,983 during the year ended March 31, 2025. The decrease in net other expense was partially offset by an increased compensation of $125,000 paid to the debenture holder of our convertible debentures, as the Company entered into two forbearance agreements with the debenture holder during the year ended March 31, 2026.

Amortization of Debt Issuance Costs

We issued convertible debentures with an accredited investor during the year ended March 31, 2025, and issuance costs are recorded as deferred financing costs and amortized subsequently during the contractual period. For the years ended March 31, 2026 and 2025, the amortization of debt issuance costs expenses were $562,330 and $230,700, respectively.

Gain (Loss) on Derivative Liabilities

As mentioned above, we issued convertible debentures with an accredited investor, and we determined the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative liability at fair value with changes in fair value recorded in earnings. Gain on derivative liabilities was $ 682,848 for the year ended March 31, 2026 as compared to loss on derivative liabilities was $356,134 for the year ended March 31, 2025.

Net Loss

As a result of the foregoing, we reported a net loss of $12,058,486 for the year ended March 31, 2026, representing a $1,157,880, or 10.6% increase from a net loss of $10,900,606 for the year ended March 31, 2025.

Net Loss Attributable to Non-controlling Interest

One of our main operating entities, Junzhang Shanghai owns 55% shares of twenty subsidiaries, which located in many major cities in the PRC. Accordingly, we recorded non-controlling interest income attributed to non-controlling shareholders of these subsidiaries. The net loss attributed to non-controlling interest increased by $633,282, or 619.1%, from net loss attributed to non-controlling interest of $102,288 for the year ended March 31, 2025 to net loss attributed to non-controlling interest of $735,570 for the year ended March 31, 2026, which was due to the overall decrease in profitability.

Net Loss Attributable to Eshallgo Inc

As a result of the foregoing, we reported a net loss attributable to Eshallgo of $11,322,916 for the year ended March 31, 2026, representing a $524,598, or 4.9% increase from a net loss attributable to Eshallgo of $10,798,318 for the year ended March 31, 2025.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2025 and 2024

The following table summarizes our operating results as reflected in our consolidated statements of (loss) income and comprehensive loss during the years ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended March 31,
	2025		2024		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
REVENUE	$13,472,112	100.0%	$16,963,957	100.0%	$(3,491,845)	(20.6)%
COST OF REVENUE	10,370,298	77.0%	12,392,482	73.1%	(2,022,184)	(16.3)%
GROSS PROFIT	3,101,814	23.0%	4,571,475	26.9%	(1,469,661)	(32.1)%

Operating expenses
Selling expenses	3,392,337	25.2%	925,395	5.5%	2,466,942	266.6%
General and administrative expenses	9,751,876	72.4%	2,512,566	14.8%	7,239,310	288.1%
Research and development expenses	19,954	0.1%	223,136	1.3%	(203,182)	(91.1)%
Total operating expenses	13,164,167	97.7%	3,661,097	21.6%	9,503,070	259.6%

(Loss) income from operations	(10,062,353)	(74.7)%	910,378	5.4%	(10,972,731)	(1,205.3)%

Other (expenses) income	(724,815)	(5.4)%	59,755	0.4%	(784,570)	(1,313.0)%

(Loss) income before income tax provision	(10,787,168)	(80.0)%	970,133	5.7%	(11,757,301)	(1,211.9)%

Provision for income taxes	113,438	0.8%	124,802	0.7%	(11,364)	(9.1)%

Net (loss) income	(10,900,606)	(80.8)%	845,331	5.0%	(11,745,937)	(1,389.5)%

Less: net (loss) income attributable to non-controlling interest	(102,288)	(0.8)%	836,679	4.9%	(938,967)	(112.2)%

NET (LOSS) INCOME ATTRIBUTABLE TO ESHALLGO INC	$(10,798,318)	(80.0)%	$8,652	0.1%	$(10,806,970)	(124,907.2)%

	For the Years Ended March 31,
	2025		2024		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Revenue
Sale of equipment	$11,020,511	81.8%	$13,627,509	80.3%	$(2,606,998)	(19.1)%
Maintenance service	1,207,687	9.0%	2,090,109	12.3%	(882,422)	(42.2)%
Lease of equipment	1,236,517	9.2%	1,234,320	7.3%	2,197	0.2%
Finance income from sales type leases	7,397	0.1%	12,019	0.1%	(4,622)	(38.5)%
Total revenue	13,472,112	100.0%	16,963,957	100.0%	(3,491,845)	(20.6)%

Cost of Revenue
Cost of sale of equipment	9,765,266	88.6%	11,717,366	86.0%	(1,952,100)	(16.7)%
Costs of maintenance service	144,170	11.9%	146,768	7.0%	(2,598)	(1.8)%
Costs of lease of equipment	460,862	37.3%	528,348	42.8%	(67,486)	(12.8)%
Cost of finance income	-	-	-	-	-	-
Total cost of revenue	10,370,298	77.0%	12,392,482	73.1%	(2,022,184)	(16.3)%

Gross Profit
Sale of equipment	1,255,245	11.4%	1,910,143	14.0%	(654,898)	(34.3)%
Maintenance service	1,063,517	88.1%	1,943,341	93.0%	(879,824)	(45.3)%
Lease of equipment	775,655	62.7%	705,972	57.2%	69,683	9.9%
Finance income	7,397	100.0%	12,019	100.0%	(4,622)	(38.5)%
Total gross profit	$3,101,814	23.0%	$4,571,475	26.9%	$(1,469,661)	(32.1)%

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

Cost of Revenue

Cost of equipment sold primarily included the costs to purchase the office equipment, including the freight expenses and ordering expenses. Leasing costs of office equipment primarily included the deprecation expense of equipment leased, and the handling and shipping costs. Cost of maintenance and repair services primarily include the labor, costs of equipment parts and supplies, the transportation expenses, and the costs paid to the contractors in the cases that we outsourced the services.

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

Selling expenses

Our selling expenses primarily include stock-based compensation expense, salaries and welfare benefit expenses paid to our sales personnel, travel and entertainment expense , office, utility, and other expenses, and expenses incurred for our business travel and meals.

	For the Years ended March 31,
	2025		2024		Variance
	Amount	% of	Amount	% of	Amount	% of
Selling Expenses
Stock-based compensation expense	$2,256,283	66.4%	$-	-	$2,256,283	100.0%
Salary, employee insurance and welfare expenses	772,157	22.8%	652,760	70.6%	119,397	18.3%
Travel and entertainment expense	144,858	4.3%	43,878	4.7%	100,980	230.1%
Office, utility and other expenses	219,039	6.5%	228,757	24.7%	(9,718)	(4.2)%
Total selling expenses	$3,392,337	100.0%	$925,395	100.0%	$2,466,942	266.6%

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

General and administrative expenses

Our general and administrative expenses primarily consist of stock-based compensation expense, employee salaries, welfare and insurance expenses, consultant and professional service fees, depreciation and amortization expenses, rental expenses, office and utility expenses, bad debt expenses, and business travel and meals expenses.

	For the Years ended March 31,
	2025		2024		Variance
	Amount	% of	Amount	% of	Amount	% of
General and Administrative Expenses
Stock-based compensation expense	$4,059,500	41.6%	$-	-	$4,059,500	100.0%
Allowance for (net recovery of) credit losses/doubtful accounts	1,758,927	18.0%	(175,819)	(7.0)%	1,934,746	(1,100.4)%
Salary, employee insurance and welfare expenses	1,802,766	18.5%	1,180,283	47.0%	622,483	52.7%
Consulting and professional service fees	1,228,798	12.6%	848,343	33.8%	380,455	44.8%
Travel and entertainment expense	220,192	2.3%	56,920	2.3%	163,272	286.8%
Office, utility and other expenses	681,693	7.0%	602,839	23.9%	78,854	13.1%
Total general and administrative expenses	$9,751,876	100.0%	$2,512,566	100.0%	$7,239,310	288.1%

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

Research and development expenses

Our research and development expenses primarily consist of employee salaries, welfare and insurance expenses, technical service fees and other expenses.

	For the Years ended March 31,
	2025		2024		Variance
	Amount	% of	Amount	% of	Amount	% of
Research and Development Expenses
Salary, employee insurance and welfare expenses	$19,954	100.0%	$221,984	99.5%	$(202,030)	(91.0)%
Others	-	-	1,152	0.5%	(1,152)	(100.0)%
Total research and development expenses	$19,954	100.0%	$223,136	100.0%	$(203,182)	(91.1)%

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

Other Income (Expenses), Net

Our net other expenses was $173,886 for the year ended March 31, 2025 as compared to net other income of $14,198 for the year ended March 31, 2024. We prepaid a deposit of $100,093 for an equity acquisition, however, the transaction was terminated and deposit was un-refundable, hence, the deposit was expensed off during the year ended March 31, 2025. In addition, we provided short-term funding to support two of our third-party suppliers, however, loans were not repaid by the third-party suppliers upon maturity. We commenced lawsuits against these two third-party suppliers and researched to settlement agreements, and we recorded debt restructuring loss of $79,983 during the year ended March 31, 2025.

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

Net (Loss) Income

As a result of the foregoing, we reported a net loss of $10,900,606 for the year ended March 31, 2025, representing a $11,745,937, or 1,389.5% decrease from a net income of $845,331 for the year ended March 31, 2024.

Net (Loss) Income Attributable to Non-controlling Interest

One of our main operating entities, Junzhang Shanghai owns 55% shares of twenty subsidiaries, which located in many major cities in the PRC. Accordingly, we recorded non-controlling interest income attributed to non-controlling shareholders of these subsidiaries. The net loss attributed to non-controlling interest increased by $938,967, or 112.2%, from net income attributed to non-controlling interest of $836,679 for the year ended March 31, 2024 to net loss attributed to non-controlling interest of $102,288 for the year ended March 31, 2025, which was due to the overall decrease in profitability.

Net (Loss) Income Attributable to Eshallgo Inc

As a result of the foregoing, we reported a net loss attributable to Eshallgo of $10,798,318 for the year ended March 31, 2025, representing a $10,806,970, or 124,907.2% decrease from a net income of $8,652 for the year ended March 31, 2024.

B.	Liquidity and Capital Resources

Initial Public Offering

On July 3, 2024, we closed our IPO (the “Offering”) of 78,125 (Pre-Share Consolidation 1,250,000) Class A ordinary shares at a public offering price of $64.00 (Pre-Share Consolidation $4.00) per Class A ordinary share for the total gross proceeds of $5.0 million before deducting underwriting discounts and other related expenses of $1,176,197. The Offering was conducted on a firm commitment basis. In addition, we have granted the underwriters of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 11,719 (Pre-Share Consolidation 187,500) Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The option was expired and no share was exercised by the underwriters. Our Class A ordinary shares began trading on Nasdaq Capital Market under the ticker symbol “EHGO” on July 2, 2024.

Change in Authorized Capital and Share Consolidation

On January 8, 2026, our shareholders approved an increase of our authorized share capital from $10,000 divided into 6,250,000 (Pre-Share Consolidation 100,000,000) ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each comprising (i) 5,625,000 (Pre-Share Consolidation 90,000,000) Class A ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each and (ii) 625,000 (Pre-Share Consolidation 10,000,000) Class B ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each, to $50,000 divided into 31,250,000 (Pre-Share Consolidation 500,000,000) ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each comprising (i) 28,125,000 (Pre-Share Consolidation 450,000,000) Class A ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each and (ii) 3,125,000 (Pre-Share Consolidation 50,000,000) Class B ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each, by the creation of additional 22,500,000 (Pre-Share Consolidation 360,000,000) Class A Ordinary Shares and 2,500,000 (Pre-Share Consolidation 40,000,000) Class B Ordinary Shares, with immediate effect.

On April 10, 2026, the board of directors of us approved a share consolidation of all of our issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of sixteen (16)-for-one (1) (the “Share Consolidation”). Every sixteen (16) outstanding Class A ordinary shares are combined into and automatically become one post-Share Consolidation Class A ordinary share. Every sixteen (16) outstanding Class B ordinary shares are combined into and automatically become one post-Share Consolidation Class B ordinary share. No fractional shares will be issued in connection with the Share Consolidation. Instead, we will issue one full post-Share Consolidation Class A ordinary share or Class B ordinary share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. As a result of the Share Consolidation, the par value of the Class A ordinary shares and Class B ordinary shares will be increased to $0.0016 per share and the number of authorized ordinary shares will be reduced to 31,250,000 ordinary shares of a par value of US$0.0016 each comprising (i) 28,125,000 Class A ordinary shares of a par value of US$0.0016 each and (ii) 3,125,000 Class B ordinary shares of a par value of US$0.0016 each.

On May 6, 2026, our shareholders approved an increase of our authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value of US$0.0016 each, comprising (i) 28,125,000 Class A ordinary shares of a par value of US$0.0016 each and (ii) 3,125,000 Class B ordinary shares of a par value of US$0.0016 each, to US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 Class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 Class B ordinary shares of a par value of US$0.0016 each, by the creation of additional 112,471,875,000 Class A Ordinary Shares and 12,496,875,000 Class B Ordinary Shares, with immediate effect.

Convertible Debentures

On November 29, 2024, we entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of November 28, 2025, which is 364 days after the issuance of the first Debenture, in the aggregate principal amount of up to $5,000,000 at a purchase price equal to 95% of the principal amount (the “Transaction”), provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 18% per annum in the event of default. The initial closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on November 29, 2024. The second closing of the Transaction in the principal amount of $2,000,000 in Debenture occurred on December 19, 2024. The third closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on December 30, 2024. On October 17, 2025 the Company and the Debenture Holder entered into a floor price adjustment agreement (the “Letter Agreement”), pursuant to which the floor price of the Debentures was reduced to $0.40. The Securities Purchase Agreement, the Debentures, the Letter Agreement and any other agreements executed by the Company and the Holder in connection with the issuance of the Debentures are collectively referred to as the “Transaction Documents”. On December 16, 2025 and January 12, 2026, we entered into two forbearance agreements (each a “Forbearance Agreement” and collectively the “Forbearance Agreements”) with the Debenture Holder, pursuant to which we acknowledged the existing defaults as described in the Forbearance Agreements (the “Existing Defaults”), and the Debenture Holder agreed to forbear from exercising its rights and remedies under the Transaction Documents or applicable law in respect of or arising out of the Existing Defaults, subject to the conditions, amendments and modifications contained herein for the period commencing from December 16, 2025 and ending on February 12, 2026, so long as (i) we strictly comply with the terms of this Agreement, and (ii) there is no occurrence or existence of any other Event of Default, other than the Existing Defaults. As consideration for the Holder forbearing to exercise its rights under the Transaction Documents, we have paid to the Debenture Holder a total of $125,000 under the Forbearance Agreements, which shall not be applied to the principal and interest due and outstanding under the Debentures. Upon expiration of the Forbearance Agreement on February 12, 2026, we started to make repayments. We and the Debenture Holder reached mutual agreement to extend the forbearance period, and the Debenture Holder did not exercise any of its rights and remedies under the Transaction Documents or applicable law in respect of or arising out of the Existing Defaults. As of March 31, 2026, shares of our Class A ordinary shares totaling 317,271 were issued by us to the Debenture Holder equaling principal and interests amounted to $3,240,483, and cash totaling US$1,350,000 was repaid to the Debenture Holder. The Convertible Debentures balance was $279,019, with a carrying value of $279,019, net of deferred financing costs of $nil was recorded in the accompanying consolidated balance sheets as of March 31, 2026. As of the date of this report, the outstanding balance of this Debentures was fully repaid by us.

Security Promissory Note

February 2026 Security Promissory Note and Pledge Agreement

On February 20, 2026, we issued a secured promissory note (the “February Promissory Note”) to a lender in the principal amount of $880,000 for a purchase price of $800,000, reflecting an original issuance discount of $80,000. The February Promissory Note bears interest at 8% per annum and matures on October 20, 2026. Upon the occurrence of certain events of default, the interest rate on the February Promissory Note automatically increases to 18%. We may not voluntarily repay any portion of the outstanding balance before the maturity date without the prior written consent of the lender. Furthermore, the February Promissory Note is subject to mandatory repayment if we receive cash proceeds from any debt or equity financing, in which case the lender may require us to apply up to 100% of such proceeds toward the repayment of the February Promissory Note.

In connection with the February Promissory Note, Zhidan Mao, Our Chairman, and Qiwei Miao, our Chief Executive Officer and director (collectively, the “Pledgors”) entered into a pledge agreement (the “February Pledge Agreement”) with the lender, Pursuant to the February Pledge Agreement, the Pledgors collective pledged to the lender an aggregate of 3,603,692 Class B Ordinary Shares of ours (or 225,231 Class B Ordinary Shares as adjusted to reflect the Share Consolidation) held by such Pledgors. The February Pledge Agreement secures all of our obligations under the February Promissory Note and grants the lender a continuing, first-priority security interest in the February Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the February Promissory Note, the lender is entitled to exercise customary secured party remedies with respect to the February Pledged Shares, subject to applicable notice and cure provisions. As of the date of this Annual Report, the Company has repaid $800,000 of the February Promissory Note.

March 2026 Security Promissory Note and Pledge Agreement

On March 13, 2026, we issued a secured promissory note (the “March Promissory Note”) to a lender in the principal amount of $330,000 for a purchase price of $300,000. The Principal Amount includes an original issuance discount of $30,000. The March Promissory Note bears interest at a fixed rate of 8% per annum and will mature in full on November 12, 2026. Upon the occurrence of certain events of default, the interest rate on the March Promissory Note automatically increases to 18%. We may not voluntarily repay any portion of the outstanding balance before the maturity date without the prior written consent of the lender. Furthermore, the March Promissory Note is subject to mandatory repayment if we receive cash proceeds from any debt or equity financing, in which case the lender may require us to apply up to 100% of such proceeds toward the repayment of the March Promissory Note.

In connection with the March Promissory Note, on March 13, 2026, the Pledgors entered into a pledge agreement (the “March Pledge Agreement”) with the lender. Pursuant to the March Pledge Agreement, the Pledgors collective pledged to the lender an aggregate of 1,126,154 Class B Ordinary Shares of ours (or 70,385 Class B Ordinary Shares as adjusted to reflect the Share Consolidation) held by such Pledgors. The March Pledge Agreement secures all of our obligations under the March Promissory Note and grants the lender a continuing, first-priority security interest in the March Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the March Promissory Note, the lender is entitled to exercise customary secured party remedies with respect to the March Pledged Shares, subject to applicable notice and cure provisions. As of the date of this Annual Report, the Company has repaid $300,000 of the March Promissory Note.

April 2026 Security Promissory Note and Pledge Agreement

On April 4, 2026, we issued a secured promissory note (the “April Promissory Note”) to another lender in the principal amount of $300,000 for a purchase price of $300,000. The April Promissory Note bears no interest and will mature in full on July 3, 2026. Upon the occurrence of certain events of default, the interest rate on the April Promissory Note automatically increases to 18%. We may not voluntarily repay any portion of the outstanding balance before the maturity date without the prior written consent of the lender. Furthermore, the April Promissory Note is subject to mandatory repayment if we receive cash proceeds from any debt or equity financing, in which case the lender may require us to apply up to 100% of such proceeds toward the repayment of the April Promissory Note.

In connection with the April Promissory Note, on April 3, 2026, the Pledgors entered into a pledge agreement (the “April Pledge Agreement”) with the lender. Pursuant to the April Pledge Agreement, the Pledgors collective pledged to the lender an aggregate of 1,126,154 Class B Ordinary Shares of ours (or 70,385 Class B Ordinary Shares as adjusted to reflect the Share Consolidation) held by such Pledgors (collectively, the “April Pledged Shares”). The April Pledge Agreement secures all of our obligations under the April Promissory Note and grants the lender a continuing, first-priority security interest in the April Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the April Promissory Note, the lender is entitled to exercise customary secured party remedies with respect to the April Pledged Shares, subject to applicable notice and cure provisions. The Company received $200,000 proceeds in advance from the lender as of March 31, 2026. As of the date of this Annual Report, the Company has repaid the full principal amount of the April Promissory Note.

The Company used the net proceeds from above-mentioned Promissory Notes to repay the outstanding balance of Convertible Debentures mentioned above.

Share Issuance

On June 24, 2026, we entered into a securities purchase agreement with certain investor, pursuant to which we agreed to issue and sell (the “Offering”): (i) 183,862 Class A ordinary shares of ours, par value $0.0016 per share, at a purchase price of $3.25 per share; and (ii) pre-funded warrants to purchase up to 271,106 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $3.24 per Pre-Funded Warrant. The Offering closed on June 25, 2026. We received approximately $1.478 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. We used the net proceeds from the Offering for working capital and other general corporate purposes. Each Pre-Funded Warrant represents the right to purchase one (1) Class A Ordinary Share at an exercise price of $0.01 per share. The Pre-Funded Warrants have been exercised in full as of the date of this report.

On June 30, 2026, we entered into a securities purchase agreement with certain investor, pursuant to which we agreed to issue and sell (the “Offering”): (i) 200,000 Class A ordinary shares of ours, par value $0.0016 per share, at a purchase price of $1.00 per share; and (ii) pre-funded warrants to purchase up to 550,000 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $0.99 per Pre-Funded Warrant. The Offering closed on July 1, 2026. We received approximately $750,000 in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. We used the net proceeds from the Offering for working capital and other general corporate purposes. Each Pre-Funded Warrant represents the right to purchase one (1) Class A Ordinary Share at an exercise price of $0.01 per share. The Pre-Funded Warrants have been exercised in full as of the date of this report.

As of March 31, 2026, we had $3,777,382 in cash and cash equivalents as compared to $7,600,300 as of March 31, 2025. We also had $4,411,365 in accounts receivable. Our accounts receivable primarily include balance due from customers for our office equipment sold and services provided and accepted by customers. Approximately 33.5% of our net accounts receivable balance as of March 31, 2026 have been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of March 31, 2026, we had short-term investments of $1,311,939, including accrued interests of $8,313. Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with variable interest rates with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. The interest earned is recognized in the consolidated statements of (loss) income and comprehensive loss as interest income.

As of March 31, 2026, our inventory balance amounted to $2,143,028, primarily consisting of purchased goods and supplies, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

As disclosed in our consolidated financial statements, we had recurring net loss attributable to us of $11,322,916 and continuing cash outflow of $5,675,011 from operating activities for the year ended March 31, 2026. As of March 31, 2026, we had accumulated deficit of $14,392,360. These adverse conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and control cost and expenses. In assessing our liquidity, management monitors and analyses our cash and cash equivalents, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. As of March 31, 2026, we had cash and cash equivalents of $3,777,382 and working capital of $13,503,916 on the consolidated balance sheets. In addition, as mentioned above, on June 24, 2026 and June 30, 2026, we entered into securities purchase agreements with certain investors, pursuant to which we agreed to issue and sell Class A ordinary shares and pre-funded warrants to the investors (the “Offering”). We received approximately $2.2 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. We used the net proceeds from the Offering for working capital and other general corporate purposes. Currently, we are working to improve our liquidity and capital sources primarily through cash flows from operation, debt financing and financial support from our principal shareholders and related parties. In order to fully implement our business plan and sustain continued growth, we may also seek equity financing from outside investors when necessary. However, we can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on us and our consolidated financial statements.

The consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. If we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favourable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended
	March 31,
	2026	2025	2024
Net cash (used in) provided by operating activities	$(5,675,011)	$(1,283,432)	$2,220,418
Net cash provided by (used in) investing activities	1,398,205	(5,163,214)	(1,616,941)
Net cash provided by financing activities	259,212	8,678,984	50,431
Effect of exchange rate change on cash and cash equivalents	194,683	5,999	(241,643)
Net (decrease) increase in cash, cash equivalents and restricted cash	(3,822,911)	2,238,337	412,265
Cash, cash equivalents and restricted cash, beginning of year	7,600,438	5,362,101	4,949,836
Cash, cash equivalents and restricted cash, end of year	$3,777,527	$7,600,438	$5,362,101

Operating Activities

Net cash used in operating activities was $5,675,011 for the year ended March 31, 2026, primarily derived from a net loss of $12,058,486 for the year, reconciled by issuance of Class A Ordinary Share for services of $4,936,667, stock-based compensation of $1,493,208, allowance for credit losses and doubtful accounts of $2,614,551, gain on derivative liabilities of $682,848 and amortization of debt issuance cost of $562,330, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable due from third parties and related parties of $1,422,841 and increase in advance to third-party and related party vendors of $1,632,087.

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

Investing Activities

Net cash provided by investing activities amounted to $1,398,205 for the year ended March 31, 2026, and primarily included the redemption of short-term investment of $3,168,165, partially offset by the purchase of short-term investment of $1,337,570, payment made for short-term loans to third parties of $349,538 and purchase of property and equipment of $137,533.

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

Financing Activities

Net cash provided by financing activities amounted to $259,212 for the year ended March 31, 2026, and primarily included proceeds from issuance of promissory note payable of $1,300,000, proceeds from loans from related parties of $241,976, proceeds from short-term loans of $174,588, partially offset by repayment of convertible note of $1,350,000 and repayment of short-term loans of $140,797.

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

Contractual obligations

As of March 31, 2026, our contractual obligations were as follows:

		Less than	1-2	2-3	3-4	4-5
Contractual obligations	Total	1 year	years	years	years	years	Thereafter
Future lease payments (1)	$402,649	$304,749	$83,672	$7,451	$4,784	$1,993	$-
Short-term bank loan (2)	179,611	179,611	-	-	-	-	-
Convertible note payable (3)	279,019	279,019	-	-	-	-	-
Promissory note payable (4)	1,314,864	1,314,864	-	-	-	-	-
Long-term loan (5)	21,781	-	-	21,781	-	-	-
Total	$2,197,924	$2,078,243	$83,672	$29,232	$4,784	$1,993	$-

(1)	We lease office space and warehouse space for the VIEs and the subsidiaries in various major cities in the PRC. As of March 31, 2026, our future lease payments totaled $402,649.

(2)	Represents the outstanding principal balance of short-term loans from bank.

(3)	Represents the outstanding principal and interest balance of convertible note payable.

(4)	Represents the outstanding principal and interest balance of promissory note payable.

(5)	Represents the outstanding principal balance of a long-term loan from a third party.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2026 and 2025.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2025 to March 31, 2026 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates and Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the assessment of the expected credit losses for receivables, valuation of inventories, the recoverability of long-lived assets, realization of deferred tax assets, and the revenue recognition of leasing of equipment. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Annual Report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies (i) credit losses; (ii) revenue recognition; (iii) income taxes; and (iv) derivative liabilities, rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

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

As of March 31, 2026 and 2025, allowance for credit losses for accounts receivable amounted to$1,772,057 and $668,195, respectively, allowance for credit losses for long-term accounts receivable amounted to $nil and $101,820, respectively, allowance for credit losses for long-term other receivable amounted to $154,648 and $818,191, respectively, allowance for credit losses for loan to third parties which is included in current and non-current prepaid expenses and other assets amounted to $11,085 and $144,251, respectively, and allowance for credit losses for finance receivable amounted to $18,160 and $13,247, respectively. Each 1 percentage point increase in our expected credit loss rate would increase our allowance for credit losses for accounts receivable, long-term accounts receivable, long-term other receivable, loan to third parties and finance receivable as of March 31, 2026 by $57,230, $ nil, $5,921, $15,500 and $1,179, respectively. Each 1 percentage point decrease in our expected credit loss rate would decrease our allowance for credit losses for accounts receivable, long-term accounts receivable, long-term other receivable, loan to third parties and finance receivable as of March 31, 2026 by $61,834, $ nil, $5,921, $11,966 and $1,179, respectively.

Revenue recognition

We have multiple types of revenue streams and each revenue stream require us to apply the judgements in determining the methodology and accounting treatment for financial reporting purpose based on U.S. GAAP. Changes in these judgements may result in material increase or decrease in amount of revenue recognition for the period, which could be material to the financial operation results. We will continue execute its diversified operations strategy and seek other business opportunities in addition to the original scope of business, therefore, it will still be a critical accounting policy in the foreseeable future.

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

Derivative liabilities

We enter into convertible debt agreements, and is required to evaluate embedded conversion features within convertible debt under ASC 815 “Derivatives and Hedging”. We determine the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative liability at fair value with changes in fair value recorded in earnings. We estimate the fair value of the derivative liability at the inception of the financial instruments, at the date of conversions to equity and at each reporting date, recording a derivative liability, and a gain or loss on change in derivative liability as applicable. These estimates are based on multiple inputs, including the market price of our stock, interest rates, our stock price volatility and variable conversion prices based on market prices as defined in the respective agreements. These inputs are subject to significant changes from period to period and to management’s judgment; therefore, the estimated fair value of the derivative liabilities will fluctuate from period to period, and the fluctuation may be material.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

Set forth below is information concerning our directors, director nominees, executive officers and other key employees as of the date of this annual report.

Name	Age	Position(s)
Zhidan Mao	62	Chairman
Qiwei Miao	48	Chief Executive Officer and Director
Chun Lyu	43	Chief Financial Officer
Xiaohui Wu	53	President and Director
Weimin Xu	62	Independent Director, Audit and Compensation Committee Chair
Weibo Weng	67	Independent Director and Nominating Committee Chair
Kewa Luo	43	Independent Director

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended March 31, 2026 and 2025, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

				Share	All Other
	Fiscal	Salary	Bonus	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)
Zhidan Mao	2026	$257,233	—	—	—	$257,233
Chairman	2025	$201,948	—	—	—	$201,948
Qiwei Miao	2026	$233,791	—	—	—	$233,791
Chief Executive Officer	2025	$188,244	—	—	—	$188,244
Chun Lyu	2026	$96,895	20,000	—	—	$116,895
Chief Financial Officer	2025	$64,399	10,000	—	—	$74,399

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Interested Transactions

Subject to the Nasdaq Listing Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated.

Remuneration and Borrowing

The remuneration of the directors may be determined by the directors. The directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the directors, or any committee of the directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the directors from time to time, or a combination partly of one such method and partly the other. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Terms of Directors and Officers

The Company may by ordinary resolution appoint any person to be a director. The board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Any director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board. The office of director shall be vacated, if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) is removed from office pursuant to any other provision of our articles of association.

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

6.D. Employees

As of March 31, 2026, we have a total of 134 employees in the following departments:

As of
March 31,
2026
Administration	23
Research and Development	2
Technicians	39
Business Operations	70
Total	134

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

The authorised share capital of the Company is US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A ordinary shares and/or Class B ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. The calculations in the table below are based on 2,861,577 Class A ordinary shares and 366,000 Class B ordinary shares issued and outstanding as of the date hereof.

						Combined
						Voting
						Power of
					Combined	Class A Ordinary Shares
					Voting	and
	Amount of		Amount of		Power	Class B
	Beneficial	Percentage	Beneficial	Percentage	of Class A Ordinary Shares	Ordinary
Named Executive Officers and	Ownership	Ownership	Ownership	Ownership	and	Shares as a
Directors	(Class A Ordinary Shares)	(Class A Ordinary Shares)	(Class B Ordinary Shares)	(Class B Ordinary Shares)	Class B Ordinary Shares	Percentage(3)
Directors and Named Executive Officers:
Zhidan Mao, Chairman(1)	—	0%	226,188	61.80%	90,275,200	60.50%
Qiwei Miao, Chief Executive Officer and Director(2)			139,812	38.20%	55,924,800	37.50%
Chun Lyu, Chief Financial Officer	—	0%	—	0%	—	0%
Xiaohui Wu, Director(3)	50,000	3.38%	—	0%	—	0.03%
Weimin Xu, Independent Director	—	0%	—	0%	—	0%
Weibo Weng, Independent Director	—	0%	—	0%	—	0%
Kewa Luo, Independent Director	—	0%	—	0%	—	0%
All directors and executive officers as a group (6 persons)	50,000	3.38%	366,000	100%	146,400,000	98.10%

5% Beneficial Owners:
JUNZHANG DIGTAL LIMITED(1)	—	0%	226,188	61.80%	90,275,200	60.50%
MAGIC IDEAL LIMITED(2)	—	0%	139,812	38.20%	55,924,800	37.50%

(1)	Through JUNZHANG DIGTAL LIMITED. Zhidan Mao is the controlling person of JUNZHANG DIGTAL LIMITED and has sole voting and dispositive power over shares beneficially owned by JUNZHANG DIGTAL LIMITED.

(2)	Through MAGIC IDEAL LIMITED, British Virgin Islands business company located at Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Qiwei Miao is the controlling person of MAGIC IDEAL LIMITED and has sole voting and dispositive power over shares beneficially owned by MAGIC IDEAL LIMITED.

(3)	Through EXTRAORDINARY START LIMITED. Xiaohui Wu is the controlling person of EXTRAORDINARY START LIMITED and has sole voting and dispositive power over shares beneficially owned by EXTRAORDINARY START LIMITED.

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

7.B. Related Party Transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Shanghai Tuwen Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Changyun
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	An entity owned by the Company’s chairman and CEO
Qingdao Lixing Technology Co., Ltd.	An entity partially owned by the Supervisor of Qingdao
Kunming Jinbi Office Equipment Co., Ltd.	The general manager of this entity is the Supervisor of Kunming, the entity ceased to be a related party to the Company since April 1, 2025.
Qinghai Jiayuan Mingyue Trade Co., Ltd.	An entity partially owned by the non-controlling shareholder who owns 45% of Qinghai, the entity ceased to be a related party to the Company since April 1, 2025.
Anhui New Yalian Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder, the entity ceased to be a related party to the Company since April 1, 2025.
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder, the entity ceased to be a related party to the Company since April 1, 2025.
Ningbo Lihong Information System Engineering Co., Ltd.	An entity partially owned by the Company’s minority shareholder, the entity ceased to be a related party to the Company since April 1, 2025.
Yue Yan (Shanghai) Digital Technology Co., Ltd.	An entity owned by the officer of the Company
Qinghai Chengchuang ideal Trading Co. Ltd.	An entity partially owned by the director of Qinghai
Hangzhou Shilian Office Equipment Co., Ltd	An entity partially owned by the non-controlling shareholder who own 45% of Hangzhou
Hebei Leading Future Technology Co., Ltd.	The Supervisor of this entity is the non-controlling shareholders who own 45% of Shijiazhuang
Hongkong Eshallgo Holding Group Co., Limited	An entity owned by the Company’s CEO and Director
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	Shareholder of the Company
Shanghai Yuchou Technology Development Co., Ltd.	An entity partially owned by the officer of the Company
Zhidan Mao	Chairman
Qiwei Miao	Chief Executive Officer and Director
Chun Lyu	Chief Financial Officer
Yun Li	The non-controlling shareholders who own 45% of Qinghai
Peidong Xia	The non-controlling shareholders who own 45% of Changyun
Zhongyang Pan	Family member of the non-controlling shareholders who own 45% of Suzhou
Jialiang Wang	The non-controlling shareholders who own 45% of Zibo

a. Accounts receivable - related parties

Accounts receivable - related parties consisted of the following:

	March 31,	March 31,
	2026	2025
Shanghai Tuwen Office Equipment Co., Ltd.	$24,084	$166,236
Anhui New Yalian Office Equipment Co., Ltd.	-	64,812
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	-	12,823
Hebei Leading Future Technology Co., Ltd.	-	1,345
Others	40	276
Accounts receivable - related parties	$24,124	$245,492

For accounts receivable due from related parties, approximately 0.2%, or $40 of the March 31, 2026 balances have been subsequently collected as of July 31, 2026.

b. Advance to vendors - related parties

Advance to vendors - related parties consisted of the following:

	March 31, 2026	March 31, 2025
Qinghai Chengchuang Ideal Trading Co. Ltd.	$121,513	$-
Others	-	50
Advance to vendors - related parties	$121,513	$50

The Company periodically makes purchase advances to various vendors, including the related party suppliers. For advance to vendors made to related parties, all of the March 31, 2026 balances have been subsequently utilized as of July 31, 2026.

c. Due from related parties

Due from related parties consisted of the following:

	March 31,	March 31,
	2026	2025
Qiwei Miao	$1,165,673	$1,105,383
Zhidan Mao	777,577	594,363
Hangzhou Shilian Office Equipment Co., Ltd	579,389	530,458
Chun Lyu	311,055	291,495
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	149,406	142,117
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	144,847	137,781
Yun Li	89,106	148,402
Ningbo Lihong Information System Engineering Co., Ltd.	-	158,448
Qingdao Lixing Technology Co., Ltd.	-	68,891
Others	5,400	19,679
Due from related parties	$3,222,453	$3,197,017

The Company historically loaned funds to its related parties for working capital during the Company’s normal course of business. The balance due from related parties is typically interest-free and due upon demand. For amount due from related parties, approximately 25.7%, or $828,742 of the March 31, 2026 balances have been subsequently collected as of July 31, 2026.

d. Accounts payable - related parties

Accounts payable - related parties consisted of the following:

	March 31,	March 31,
	2026	2025
Shanghai Yuchou Technology Development Co., Ltd.	$54,481	$-
Qingdao Lixing Technology Co., Ltd.	23,186	90,946
Yue Yan (Shanghai) Digital Technology Co., Ltd.	-	31,679
Hangzhou Shilian Office Equipment Co., Ltd	-	16,020
Others	2,271	1,616
Accounts payable - related parties	$79,938	$140,261

All these accounts payable to related parties occurred in the ordinary course of business and are payable upon demand without interest.

e. Due to related parties

Due to related parties consisted of the following:

	March 31,	March 31,
	2026	2025
Jialiang Wang	$323,405	$-
Peidong Xia	101,393	114,358
Hongkong Eshallgo Holding Group Co., Limited	9,667	10,285
Others	5,447	7,977
Due to related parties	$439,912	$132,620

Amount due to related parties are advances from related various related parties for working capital during the Company’s normal course of business. These advances are unsecured, non-interest bearing and due on demand.

f. Due to a related party – non-current

	March 31,	March 31,
	2026	2025
Zhongyang Pan	$81,115	$126,759
Due to a related party - non-current	$81,115	$126,759

Amount due to a related party – non-current is loan borrowed from the related party for working capital during the Company’s normal course of business for threes year with maturity date on December 15, 2027. The loan bears a fixed interest rate of 3.0% per annum.

g. Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended
	March 31,
	2026	2025	2024
Hangzhou Shilian Office Equipment Co., Ltd	$59,597	$142,957	$15,330
Shanghai Yuchou Technology Development Co., Ltd.	39,430	-	-
Hebei Leading Future Technology Co., Ltd.	2,459	49,252	46,295
Shanghai Tuwen Office Equipment Co., Ltd.	1,893	232,774	92,214
Qingdao Lixing Technology Co., Ltd.	677	1,961	31,930
Anhui New Yalian Office Equipment Co., Ltd.	-	347,621	155,599
Ningbo Lihong Information System Engineering Co., Ltd.	-	95,743	88,365
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	-	16,682	8,807
Youshi Innovation Business Group Co., Ltd.	-	-	28,683
Kunming Jinbi Office Equipment Co., Ltd.	-	-	17,147
Others	519	3,581	486
Sales to related parties	$104,575	$890,571	$484,856

h. Purchases from related parties

Purchases from related parties consisted of the following:

	For the Years Ended
	March 31,
	2026	2025	2024
Shanghai Yuchou Technology Development Co., Ltd.	$596,325	$-	$-
Shanghai Tuwen Office Equipment Co., Ltd.	150,863	122,789	6,477
Ningbo Lihong Information System Engineering Co., Ltd.	-	6,896	21,466
Kunming Jinbi Office Equipment Co., Ltd.	-	-	468,385
Youshi Innovation Business Group Co., Ltd.	-	-	50,325
Yue Yan (Shanghai) Digital Technology Co., Ltd.	-	-	35,649
Qingdao Lixing Technology Co., Ltd.	-	-	4,328
Others	-	9,289	3,507
Purchases from related parties	$747,188	$138,974	$590,137

i. Loan transactions with related parties

Loan transactions with related parties consisted of the following:

		For the Years Ended
		March 31,
	Nature	2026	2025	2024
Zhidan Mao	Payments made to a related party	$(163,757)	$(596,096)	$-
Qiwei Miao	Payments made to a related party	(59,426)	(1,045,660)	(53,507)
Zhongyang Pan	Proceeds from (repayment made to) a related party	(50,687)	127,481	-
Hangzhou Shilian Office Equipment Co., Ltd	Payments made to a related party	(21,120)	(533,479)	-
Chun Lyu	Payments made to a related party	(20,201)	(289,677)	-
Peidong Xia	Proceeds from (repayment made to) a related party	(18,304)	115,010	-
Jialiang Wang	Proceeds from a related party	314,361	-	-
Ningbo Lihong Information System Engineering Co., Ltd.	Collections received from (payments made to) a related party	161,916	(159,351)	-
Qingdao Lixing Technology Co., Ltd.	Collections received from (payments made to) a related party	70,398	(69,283)	-
Yun Li	Collections received from (payments made to) a related party	65,036	(149,247)	-
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	Payments made to a related party	-	(142,927)	(135,402)
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	Payments made to a related party	-	(138,566)	-
Qinghai Chengchuang Ideal Trading Co. Ltd.	Collections received from (payments made to) a related party	-	237,405	(239,521)
Anhui New Yalian Office Equipment Co., Ltd.	Collections received from a related party	-	64,028	40,886
Shanghai Mingzhe Office Equipment Co., Ltd.	Collections received from a related party	-	-	209,702
Others	Proceeds/collection from (payment/repayment made to) related parties	11,401	(4,484)	(27,598)
Total		$289,617	$(2,584,846)	$(205,440)

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

Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Security Promissory Notes and Pledge Agreements

Between February and April 2026, the Company issued three secured promissory notes (collectively, the “Promissory Notes”) to lenders in an aggregate principal amount of $1,510,000 for aggregate gross proceeds of $1,400,000. The Promissory Notes bear interest at rates ranging from 0% to 8% per annum (subject to an increase to 18% upon the occurrence of certain events of default) and mature between July 3, 2026 and November 12, 2026. The Promissory Notes restrict voluntary prepayment without the applicable lender’s consent and require mandatory repayment from certain future debt or equity financing proceeds.

In connection with the issuance of the Promissory Notes, the Company’s Chairman and Chief Executive Officer entered into pledge agreements with the respective lenders pursuant to which they pledged an aggregate of 5,856,000 Class B Ordinary Shares (or 366,000 Class B Ordinary Shares as adjusted to reflect the Share Consolidation) to secure the Company’s obligations under the Promissory Notes.

The Company used the net proceeds from the Promissory Notes to repay outstanding balances under certain convertible debentures previously issued to YA II PN, LTD.

As of the date of this Annual Report, the Company has fully repaid the convertible debentures and $1,400,000 of the Promissory Notes.

Registered Direct Offerings

On June 24, 2026 and June 30, 2026, the Company entered into securities purchase agreements with certain investors in connection with registered direct offerings pursuant to which the Company agreed to issue and sell an aggregate of 383,862 Class A Ordinary Shares and pre-funded warrants to purchase an aggregate of 821,106 Class A Ordinary Shares. The pre-funded warrants were issued with an exercise price of $0.01 per share and have been exercised in full.

The initial offering closed on June 25, 2026, and the second offering closed on July 1, 2026. As of the date of this Annual Report, the Company has received aggregate gross proceeds of approximately $2.228 million from the offerings, before deducting placement agent fees and offering expenses. The offerings were conducted pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-291149), as amended. The Company engaged Univest Securities, LLC as the exclusive placement agent for both offerings.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our Amended and Restated Memorandum and Articles and the Companies Act, insofar as they relate to the material terms of our ordinary shares. Copies of our Amended and Restated Memorandum and Articles are filed as exhibits to this annual report. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Amended and Restated Memorandum and Articles.

General

Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to four hundred (400) votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

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

Dividends

The Amended and Restated Memorandum and Articles provide that subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. In addition, subject to any rights and restrictions for the time being attached to any shares, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of profit and/or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

The directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution.

No dividend shall bear interest against the Company.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to four hundred (400) votes on all matters subject to vote at general meetings of the Company. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

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

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Amended and Restated Memorandum and Articles do not provide for cumulative voting.

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

No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders present in person or by proxy holding shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting present, shall be a quorum for all purposes. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the members present shall be a quorum. The chairman, if any, shall preside as chairman at every general meeting of the Company.

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

Transfer of Shares

Subject to the restrictions in our Amended and Restated Memorandum and Articles and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares or Class B Ordinary Shares by written instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may in their absolute discretion to decline the registration of the transfer of any Class A Ordinary Shares or Class B Ordinary Shares which is not fully paid up or on which the Company has a lien.

Winding Up

If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to the Amended and Restated Memorandum and Articles, determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.

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

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. The Companies Act and our Amended and Restated Memorandum and Articles permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our Amended and Restated Memorandum and Articles and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares or (c) if the company has commenced liquidation. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles of association of the Company do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our Amended and Restated Memorandum and Articles, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares

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

Inspection of Books and Records

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the memorandum and articles of association, register of mortgages and charges, and the special resolutions passed by shareholders) or to obtain copies of the register of members of these companies. Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

Under the Amended and Restated Memorandum and Articles, our directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any of our account or book or document except as conferred by law or authorised by the directors, provided that the shareholders shall receive the annual audited financial statements of our Company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Amended and Restated Memorandum and Articles authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

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

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Indemnification of Directors and Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

10.E. Taxation

ESHALLGO INC is an exempted company incorporated in Cayman Islands which is not currently subject to any Cayman Islands taxes. Eshallgo HK is subject to Hong Kong law. Eshallgo WFOE, the VIEs and their subsidiaries are subject to PRC laws. The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our ordinary shares.

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

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Eshallgo does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Eshallgo and its subsidiaries organized outside the PRC.

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

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Eshallgo and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 for the year ended March 31, 2026.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought to or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures.

As of March 31, 2026, the end of the fiscal year covered by this Annual Report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2026, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b) Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of March 31, 2026, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience and lacks proper IT control related to logical access security;

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

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.

(c) Attestation report of the registered public accounting firm.

Not applicable.

(d) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

YCM was appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended March 31, 2025. Effective November 18, 2025, the Company dismissed YCM.

Felix CPAs LLC (“Felix”)has been appointed by the Company to serve as its independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended March 31, 2026, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Marcum Asia’s fee for the fiscal year ended March 31, 2024 was $427,618.

YCM’s fee for the fiscal year ended March 31, 2025 was $270,000.

Felix’s fee for the fiscal year ended March 31, 2026 is $200,000.

Audit-Related Fees

There was no audit-related service fees incurred from Marcum Asia, for the fiscal years ended March 31, 2024.

There was no audit-related service fees incurred from YCM, for the fiscal years ended March 31, 2025.

There was no audit-related service fees incurred from Felix, for the fiscal years ended March 31, 2026.

Tax Fees

There was no tax service fees incurred from Marcum Asia for the fiscal years ended March 31, 2024.

There was no tax service fees incurred from YCM for the fiscal years ended March 31, 2025.

There was no tax service fees incurred from Felix for the fiscal years ended March 31, 2026.

All Other Fees

There was no other service fees incurred from Marcum Asia in fiscal years ended March 31, 2024.

There was no other service fees incurred from YCM in fiscal years ended March 31, 2025.

There was no other service fees incurred from Felix in fiscal years ended March 31, 2026.

Audit Committee Pre-Approval Policies

Marcum Asia’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by Marcum Asia, YCM and Felix have been so approved and ratified.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended March 31, 2026.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective on January 10, 2025, the Company dismissed its independent registered auditor, Marcum Asia CPAs LLP, which action was approved and ratified by the Company’s Board of Directors and the Audit Committee on January 10, 2025. During the Company’s fiscal year ended March 31, 2024 and through January 10, 2025, the date of dismissal, (a) there were no disagreements with Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia CPAs LLP, would have caused it to make reference thereto in its reports on the financial statements for such year and (b) there were no “reportable events” as described in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financing reporting, including (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (ii) lack of proper IT control related to logical access security, which has been disclosed in the Company’s report on Form 20-F for the fiscal year ended March 31, 2024, as amended.

On January 10, 2025, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of YCM CPA INC. (“YCM”) as its new independent registered public accounting firm to audit the Company’s financial statements, effective January 10, 2025. During the most recent fiscal year ended March 31, 2024 and any subsequent interim periods through the date hereof prior to the engagement of YCM CPA INC., neither the Company, nor someone on its behalf, has consulted YCM.

Effective on November 18, 2025, the Company dismissed its independent registered auditor, YCM, which action was approved and ratified by the Company’s Board of Directors and the Audit Committee on November 18, 2025. The reports of YCM on the financial statements of the Company for the fiscal year ended March 31, 2025 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal year ended March 31, 2025 and through November 18, 2025, the date of dismissal, (a) there were no disagreements with YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of YCM, would have caused it to make reference thereto in its reports on the financial statements for such year and (b) there were no “reportable events” as described in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financial reporting, including (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (ii) lack of proper IT control related to logical access security, which has been disclosed in the Company’s report on Form 20-F for the fiscal year ended March 31, 2024, as amended. The Company provided YCM with a copy of this disclosure and requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements.

On November 18, 2025, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of Felix CPAs LLC as its new independent registered public accounting firm to audit the Company’s financial statements, effective November 18, 2025.

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

As an exempted company incorporated in the Cayman Islands that is listed on The Nasdaq Capital Market, the Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, 5250(b)(3) and 5250(d), the Company elected to be exempt from Nasdaq Listing Rule 5635, which sets forth (A) the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (a) the acquisition of the stock or assets of another company, (b) equity-based compensation of officers, directors, employees or consultants, (c) a change of control, and (d) transactions other than public offerings; (B) general provisions relating to shareholder approval; and (C) the financial viability exception to the shareholder approval requirement.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association, filed as exhibit 1.1 to the Form 6-K filed on April 22, 2026, which were subsequently amended by special resolutions passed at the extraordinary general meeting of shareholders of the Company held on May 6, 2026 and incorporated by reference herein
2.1*	Description of Securities
4.1	Form of Equity Interest Pledge Agreement, filed as exhibit 10.1 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.2	Form of Exclusive Option Agreement, filed as exhibit 10.2 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.3	Form of Power of Attorney, filed as exhibit 10.3 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.4	Form of Exclusive Business Cooperation Agreement, filed as exhibit 10.4 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.5	Form of Spousal Consent Letter, filed as exhibit 10.5 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.6	Form of Business Contribution Certificate, filed as exhibit 10.6 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.7	Form of Power of Attorney, filed as exhibit 10.7 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.8	Form of Independent Director Offer Letter, filed as exhibit 10.8 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.9	Form of Director Offer Letter, filed as exhibit 10.9 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.10	Translation of Supplier Agreement between Junzhang Digital Technology (Shanghai) Co., Ltd. and Sharp Trading (China) Co., Ltd., filed as exhibit to 10.11 the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.11	Translation of Supplier Agreement between Shanghai Lixin Office Equipment Co., Ltd. and Shanghai Mingzhe Office Equipment Co., Ltd. and Sharp Trading (China) Co., Ltd., filed as exhibit 10.12 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.12	Translation of Form of Supplier Agreement with Fujifilm BI Business Development (Shanghai) Corp., filed as exhibit 10.13 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.13	Translation of Form of Service Agreement between Junzhang Shanghai and its subsidiary, filed as exhibit 10.14 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.14	Translation of Form of Service Agreement between subsidiary of Junzhang Shanghai and local service outlets, filed as exhibit 10.15 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.15	Supplementary Agreement to Exclusive Business Cooperation Agreement dated December 3, 2021, by and between WFOE and Junzhang Shanghai, filed as exhibit 10.16 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.16	Supplementary Agreement to Exclusive Business Cooperation Agreement dated July 30, 2021, by and between WFOE and Junzhang Beijing, filed as exhibit to 10.17 the Form F-1 filed on April 27, 2023 and incorporated by reference herein
4.17	Securities Purchase Agreement, dated November 29, 2024, incorporated by reference to Exhibit 10.1 on Form 6-K filed on November 29, 2024
4.18	Form of Promissory Note, incorporate by reference to Exhibit 10.1 on form 6-K filed on March 12, 2026
4.19	Form of Pledge Agreement, incorporate by reference to Exhibit 10.2 on form 6-K filed on March 12, 2026
4.20	Placement Agency Agreement, dated June 24, 2026, by and between the Company and Univest Securities, LLC, incorporate by reference to Exhibit 10.1 on form 6-K filed on June 25, 2026
4.21	Form of Securities Purchase Agreement, incorporate by reference to Exhibit 10.2 on form 6-K filed on June 25, 2026

8.1	List of Subsidiaries, filed as exhibit 8.1 to the Form 20-F filed on July 31, 2024, and incorporated by reference herein
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 99.2 to the Form F-1 filed on April 27, 2023 and incorporated by reference herein
11.2	Insider Trading Policy, filed as exhibit 11.2 to the Form 20-F filed on July 31, 2024, and incorporated by reference herein
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of Marcum Asia CPAs LLP
15.2*	Consent of YCM CPA INC.
15.3*	Consent of Felix CPAs LLC
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ESHALLGO INC

By:	/s/ Qiwei Miao
Name:	Qiwei Miao
Title:	Director and Chief Executive Officer

Date: July 31, 2026

ESHALLGO INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eshallgo Inc

Opinion on the Financial Statements

We have audited, before the effects of retrospective adjustment related to the authorized share increase and share consolidation described in Note 19, the accompanying consolidated statements of income and comprehensive income, changes in equity and cash flows of Eshallgo Inc (the “Company”) for the year ended March 31, 2024, and the related notes (collectively referred to as the “financial statements” before the effects of the adjustments discussed in Notes 19 are not presented herein).

In our opinion, the financial statements, before the effects of retrospective adjustment related to the authorized share increase and share consolidation described in Note 19, present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retroactively apply the effects of the authorized share increase and share consolidation described in Note 19, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. The adjustments were audited by YCM CPA INC.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, New York
July 31, 2024, except for the Note 22, as to which the date is December 13, 2024

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

We also have audited the adjustments to the 2024 consolidated financial statements to retrospectively apply the effects of the authorized share increase and share consolidation as described in Note 19. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 consolidated financial statements taken as a whole.

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

/s/ YCM CPA INC.

We had served as the Company’s auditor during 2025.

PCAOB ID 6781

Irvine, California

August 14, 2025, except for the Note 19 and 21, as to which the date is May 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Eshallgo Inc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Eshallgo Inc and its subsidiaries (collectively, the “Company”) as of March 31, 2026, and the related consolidated statements of (loss) income and comprehensive loss, changes in equity, and cash flows for the year ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring net losses, negative cash flows from operating activities and has an accumulated deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Felix CPAs LLC

We have served as the Company’s auditor since 2025.

Branchburg, New Jersey

July 31, 2026

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	March 31,	March 31,
	2026	2025

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (including amounts of the consolidated VIEs of $3,525,903 and $3,745,251 as of March 31, 2026 and 2025, respectively)	$3,777,382	$7,600,300
Restricted cash (including amounts of the consolidated VIEs of $145 and $138 as of March 31, 2026 and 2025, respectively)	145	138
Short-term investments (including amounts of the consolidated VIEs of $1,311,939 and $3,093,976 as of March 31, 2026 and 2025, respectively)	1,311,939	3,094,208
Accounts receivable, net (including amounts of the consolidated VIEs of $3,975,778 and $3,809,698 as of March 31, 2026 and 2025, respectively)	4,411,365	3,976,391
Accounts receivable - related parties (including amounts of the consolidated VIEs of $24,124 and $245,492 as of March 31, 2026 and 2025, respectively)	24,124	245,492
Advance to vendors, net (including amounts of the consolidated VIEs of $2,272,753 and $1,289,198 as of March 31, 2026 and 2025, respectively)	2,431,630	1,451,280
Advance to vendors - related parties (including amounts of the consolidated VIEs of $121,513 and $50 as of March 31, 2026 and 2025, respectively)	121,513	50
Inventories, net (including amounts of the consolidated VIEs of $1,593,649 and $1,584,425 as of March 31, 2026 and 2025, respectively)	2,143,028	1,800,020
Due from related parties (including amounts of the consolidated VIEs of $1,005,624 and $1,240,828 as of March 31, 2026 and 2025, respectively)	3,222,453	3,197,017
Long-term accounts receivable, net - current portion (including amounts of the consolidated VIEs of $nil and $82,681 as of March 31, 2026 and 2025, respectively)	-	82,681
Long-term other receivable, net - current portion (including amounts of the consolidated VIEs of $nil and $89,050 as of March 31, 2026 and 2025, respectively)	-	89,050
Finance receivables, net - current portion (including amounts of the consolidated VIEs of $58,657 and $70,801 as of March 31, 2026 and 2025, respectively)	58,657	70,801
Prepaid expenses and other current assets, net (including amounts of the consolidated VIEs of $1,848,517 and $1,112,065 as of March 31, 2026 and 2025, respectively)	2,056,819	1,363,793
TOTAL CURRENT ASSETS	19,559,055	22,971,221

Property and equipment, net (including amounts of the consolidated VIEs of $279,928 and $352,212 as of March 31, 2026 and 2025, respectively)	399,903	385,415
Intangible assets, net (including amounts of the consolidated VIEs of $nil and $nil as of March 31, 2026 and 2025, respectively)	75,156	-
Right-of-use assets, net (including amounts of the consolidated VIEs of $78,250 and $104,390 as of March 31, 2026 and 2025, respectively)	293,973	434,188
Deferred tax assets, net (including amounts of the consolidated VIEs of $6,989 and $5,613 as of March 31, 2026 and 2025, respectively)	6,989	5,613
Long-term other receivable, net - non-current portion (including amounts of the consolidated VIEs of $375,228 and $591,803 as of March 31, 2026 and 2025, respectively)	375,228	591,803
Finance receivables, net - non-current portion (including amounts of the consolidated VIEs of $41,077 and $46,852 as of March 31, 2026 and 2025, respectively)	41,077	46,852
Other non-current assets, net (including amounts of the consolidated VIEs of $nil and $374,201 as of March 31, 2026 and 2025, respectively)	-	374,201
TOTAL NONCURRENT ASSETS	1,192,326	1,838,072
TOTAL ASSETS	$20,751,381	$24,809,293

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loan (including amounts of the consolidated VIEs of $179,611 and $137,781 as of March 31, 2026 and 2025, respectively)	$179,611	$137,781
Accounts payable (including amounts of the consolidated VIEs of $798,628 and $787,746 as of March 31, 2026 and 2025, respectively)	1,360,199	1,003,053
Accounts payable - related parties (including amounts of the consolidated VIEs of $79,938 and $140,261 as of March 31, 2026 and 2025, respectively)	79,938	140,261
Convertible note payable (including amounts of the consolidated VIEs of $nil and $nil as of March 31, 2026 and 2025, respectively)	279,019	2,391,945
Derivative liability (including amounts of the consolidated VIEs of $nil and $nil as of March 31, 2026 and 2025, respectively)	-	2,032,530
Promissory note payable (including amounts of the consolidated VIEs of $nil and $nil as of March 31, 2026 and 2025, respectively)	1,314,864	-
Deferred revenue (including amounts of the consolidated VIEs of $1,072,663 and $876,905 as of March 31, 2026 and 2025, respectively)	1,230,132	999,182
Payroll payable (including amounts of the consolidated VIEs of $288,746 and $223,035 as of March 31, 2026 and 2025, respectively)	414,528	294,669
Taxes payable (including amounts of the consolidated VIEs of $260,600 and $251,185 as of March 31, 2026 and 2025, respectively)	261,004	218,342
Due to related parties (including amounts of the consolidated VIEs of $102,639 and $121,825 as of March 31, 2026 and 2025, respectively)	439,912	132,620
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of $109,460 and $90,676 as of March 31, 2026 and 2025, respectively)	196,734	233,883
Operating lease liabilities - current portion (including amounts of the consolidated VIEs of $187,325 and $150,615 as of March 31, 2026 and 2025, respectively)	299,198	275,213
TOTAL CURRENT LIABILITIES	6,055,139	7,859,479

Operating lease liabilities - non-current portion (including amounts of the consolidated VIEs of $27,222 and $64,797 as of March 31, 2026 and 2025, respectively)	96,308	258,974
Due to a related party - non-current (including amounts of the consolidated VIEs of $nil and $nil as of March 31, 2026 and 2025, respectively)	81,115	126,759
Deferred tax liabilities (including amounts of the consolidated VIEs of $5,971 and $6,413 as of March 31, 2026 and 2025, respectively)	7,709	6,964
Long-term loan (including amounts of the consolidated VIEs of $nil and $nil as of March 31, 2026 and 2025, respectively)	21,781	-
TOTAL NONCURRENT LIABILITIES	206,913	392,697
TOTAL LIABILITIES	6,262,052	8,252,176

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary share, par value $0.0016 per share, 112,500,000,000 shares authorized, 1,656,609 and 1,115,172 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	2,650	1,784
Class B ordinary share, par value $0.0016 per share, 12,500,000,000 shares authorized, 366,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	586	586
Additional paid-in capital	22,984,723	13,754,806
Statutory reserves	647,101	646,794
Accumulated deficits	(14,392,360)	(3,069,137)
Accumulated other comprehensive loss	(408,866)	(864,735)
TOTAL SHAREHOLDERS’ EQUITY	8,833,834	10,470,098
Non-controlling interest	5,655,495	6,087,019
TOTAL EQUITY	14,489,329	16,557,117

TOTAL LIABILITIES AND EQUITY	$20,751,381	$24,809,293

*	Retrospectively adjusted to reflect the authorized share capital increase effective on January 8, 2026, 16-for-1 share consolidation effective on April 20, 2026, authorized share capital increase effective on May 6, 2026 (see Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended March 31,
	2026	2025	2024

REVENUE
Revenue - third parties	$16,214,348	$12,581,541	$16,479,101
Revenue - related parties	104,575	890,571	484,856
Total revenue	16,318,923	13,472,112	16,963,957

COST OF REVENUE
Cost of revenue - third parties	13,795,029	9,729,513	12,179,780
Cost of revenue - related parties	52,891	640,785	212,702
Total cost of revenue	13,847,920	10,370,298	12,392,482

GROSS PROFIT	2,471,003	3,101,814	4,571,475

OPERATING EXPENSES
Selling expenses	1,746,665	3,392,337	925,395
General and administrative expenses	12,618,890	9,751,876	2,512,566
Research and development expenses	95,472	19,954	223,136

Total operating expenses	14,461,027	13,164,167	3,661,097

(LOSS) INCOME FROM OPERATIONS	(11,990,024)	(10,062,353)	910,378

OTHER (LOSS) INCOME, NET
Interest (expense) income, net	(54,142)	(22,471)	10,575
Investment income	26,185	58,376	34,982
Other (expenses) income, net	(121,782)	(173,886)	14,198
Amortization of debt issuance costs	(562,330)	(230,700)	-
Gain (loss) on derivative liabilities	682,848	(356,134)	-
Total other (expenses) income, net	(29,221)	(724,815)	59,755

(LOSS) INCOME BEFORE INCOME TAX PROVISION	(12,019,245)	(10,787,168)	970,133

PROVISION FOR INCOME TAXES	39,241	113,438	124,802

NET (LOSS) INCOME	(12,058,486)	(10,900,606)	845,331

Less: net (loss) income attributable to non-controlling interest	(735,570)	(102,288)	836,679

NET (LOSS) INCOME ATTRIBUTABLE TO ESHALLGO INC	$(11,322,916)	$(10,798,318)	$8,652

COMPREHENSIVE (LOSS) INCOME
Net (loss) income	(12,058,486)	(10,900,606)	845,331
Foreign currency translation gain (loss)	747,590	(55,424)	(824,343)
Comprehensive (loss) income	(11,310,896)	(10,956,030)	20,988
Less: Comprehensive (loss) income attributable to non-controlling interest	(443,849)	(104,533)	538,925

COMPREHENSIVE LOSS ATTRIBUTABLE TO ESHALLGO INC	$(10,867,047)	$(10,851,497)	$(517,937)

(Loss) earnings per common share - basic and diluted	$(5.39)	$(7.82)	$0.01
Weighted average shares - basic and diluted*	2,099,292	1,380,689	1,275,176

*	Retrospectively adjusted to reflect the authorized share capital increase effective on January 8, 2026, 16-for-1 share consolidation effective on April 20, 2026, authorized share capital increase effective on May 6, 2026 (see Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

 (Expressed in U.S. dollars, except for the number of shares)

	Ordinary Shares				Additional		Retained Earnings	Accumulated Other	Total	Non-
	Class A Shares*	Amount	Class B Shares*	Amount	Paid in Capital	Statutory Reserves	(Accumulated Deficits)	Comprehensive Loss	Shareholders’ Equity	controlling Interest	Total Equity

Balance as of March 31, 2023	901,813	$1,443	366,000	$586	$2,717,644	$633,163	$7,734,160	$(284,967)	$10,802,029	$5,924,728	$16,726,757
											-
Issuance of Class A Ordinary Share	12,500	20	-	-	458,321	-	-	-	458,341	-	458,341
Refund of capital contribution - capital reduction	-	-	-	-	-	-	-	-	-	(98,220)	(98,220)
Net income for the year	-	-	-	-	-	-	8,652	-	8,652	836,679	845,331
Appropriation to statutory reserve	-	-	-	-	-	12,375	(12,375)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	(526,589)	(526,589)	(297,754)	(824,343)
Balance as of March 31, 2024	914,313	$1,463	366,000	$586	$3,175,965	$645,538	$7,730,437	$(811,556)	$10,742,433	$6,365,433	$17,107,866

Issuance of Class A Ordinary Share	78,125	125	-	-	3,823,679	-	-	-	3,823,804	-	3,823,804
Refund of capital contribution - capital reduction	-	-	-	-	-	-	-	-	-	(179,185)	(179,185)
Capital contribution	-	-	-	-	-	-	-	-	-	5,304	5,304
Conversion of convertible notes into Class A ordinary shares	27,047	43	-	-	439,532	-	-	-	439,575	-	439,575
Share-based compensation under the equity incentive plans	95,687	153	-	-	2,672,297	-	-	-	2,672,450	-	2,672,450
Share-based compensation for services	-	-	-	-	3,643,333	-	-	-	3,643,333	-	3,643,333
Net loss for the year	-	-	-	-	-	-	(10,798,318)	-	(10,798,318)	(102,288)	(10,900,606)
Appropriation to statutory reserve	-	-	-	-	-	1,256	(1,256)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	(53,179)	(53,179)	(2,245)	(55,424)
Balance as of March 31, 2025	1,115,172	$1,784	366,000	$586	$13,754,806	$646,794	$(3,069,137)	$(864,735)	$10,470,098	$6,087,019	$16,557,117

Capital contribution	-	-	-	-	-	-	-	-	-	12,325	12,325
Conversion of convertible notes into Class A ordinary shares	290,224	464	-	-	2,800,444	-	-	-	2,800,908	-	2,800,908
Share-based compensation under the equity incentive plans	51,188	82	-	-	1,493,126	-	-	-	1,493,208	-	1,493,208
Share-based compensation for services	200,000	320	-	-	4,936,347	-	-	-	4,936,667	-	4,936,667
Effect of rounding fractional shares into whole shares upon Reverse Stock Split	25	-	-	-	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(11,322,916)	-	(11,322,916)	(735,570)	(12,058,486)
Appropriation to statutory reserve	-	-	-	-	-	307	(307)	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	455,869	455,869	291,721	747,590
Balance as of March 31, 2026	1,656,609	$2,650	366,000	$586	$22,984,723	$647,101	$(14,392,360)	$(408,866)	$8,833,834	$5,655,495	$14,489,329

*	Retrospectively adjusted to reflect the authorized share capital increase effective on January 8, 2026, 16-for-1 share consolidation effective on April 20, 2026, authorized share capital increase effective on May 6, 2026 (see Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net (loss) income	$(12,058,486)	$(10,900,606)	$845,331
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	272,275	310,940	387,779
Gain from disposal of property and equipment	(6,230)	(41)	-
Amortization of right-of-use assets	169,897	176,299	221,924
Allowance for (net recovery of) credit losses and doubtful accounts	2,614,551	1,758,927	(175,819)
Provision (reversal) of inventory reserve	2,245	(1,559)	(2,352)
Stock-based compensation	1,493,208	2,672,450	-
Issuance of Class A Ordinary Share for services	4,936,667	3,643,333	-
Deferred income tax provision (benefit)	(682)	48,979	(2,530)
Accrued interest income	(34,832)	(78,001)	-
(Gain) loss on derivative liabilities	(682,848)	356,134	-
Amortization of debt issuance cost	562,330	230,700	-
Accrued interest expense for convertible note payable	125,972	70,247	-
Accrued interest expense for promissory note payable	14,864	-	-
Accrued interest expense for long-term loan	52	-	-
Debt restructuring loss	-	79,983	-

Changes in operating assets and liabilities:
Accounts receivable	(1,650,257)	137,440	674,111
Accounts receivable-related parties, net	227,416	(17,059)	363,896
Inventories	(370,747)	155,901	235,154
Advance to vendors	(1,514,023)	(602,900)	144,178
Advance to vendors-related parties	(118,064)	189,822	407,932
Prepaid expenses and other current assets	(1,720)	(220,704)	(172,823)
Long-term accounts receivable	(832)	16,675	110,104
Finance receivables	19,167	72,070	100,258
Other non-current assets	-	8,317	128,170
Accounts payable	297,156	92,155	(721,380)
Accounts payable-related parties	(65,629)	139,672	(7,750)
Deferred revenue	174,682	405,770	43,095
Payroll payable	104,651	62,377	(97,864)
Taxes payable	29,774	(49,323)	(1,025)
Accrued expenses and other current liabilities	(42,177)	129,082	(90,163)
Operating lease liabilities	(173,391)	(164,194)	(169,808)
Other long-term payable	-	(6,318)	-
Net cash (used in) provided by operating activities	(5,675,011)	(1,283,432)	2,220,418

Cash flows from investing activities:
Purchase of property and equipment	(137,533)	(98,237)	(55,216)
Proceeds from disposal of property and equipment	7,040	-	-
(Payment made for) collection received from short-term loans to third parties	(349,538)	204,629	(1,170,183)
(Payment made for) collection received from long-term loans to third parties	-	(484,496)	13,565
Purchase of short-term investments	(1,337,570)	(1,940,158)	(3,019,257)
Redemption of short-term investments	3,168,165	-	2,656,228
Collections received from (payments made to) related parties	47,641	(2,844,952)	(42,078)
Net cash provided by (used in) investing activities	1,398,205	(5,163,214)	(1,616,941)

Cash flows from financing activities:
Proceeds from short-term bank loan	174,588	138,566	6,990
Repayment of short-term bank loan	(140,797)	-	(146,791)
Proceeds from long-term loan	21,120	-	-
Proceeds received from issuance of Class A ordinary share	-	-	458,341
Net proceeds from initial public offerings, net of issuance costs	-	4,436,973	-
Net proceeds from issuance of convertible note	-	4,206,970	-
Repayment of convertible note	(1,350,000)	-	-
Net proceeds from issuance of promissory note payable	1,300,000	-	-
Refund of capital contribution - capital reduction	-	(179,185)	(98,220)
Capital contribution	12,325	5,304	-
Payments made for deferred offering costs	-	(183,071)	(6,527)
Proceeds from (repayments of) loans from related parties	241,976	253,427	(163,362)
Net cash provided by financing activities	259,212	8,678,984	50,431

Effect of changes of foreign exchange rates on cash, cash equivalents and restricted cash	194,683	5,999	(241,643)

Net increase (decrease) in cash, cash equivalents and restricted cash	(3,822,911)	2,238,337	412,265

Cash, cash equivalents and restricted cash, beginning of year	7,600,438	5,362,101	4,949,836

Cash, cash equivalents and restricted cash, end of year	$3,777,527	$7,600,438	$5,362,101

Reconciliation of cash, cash equivalents and restricted cash, beginning of year
Cash and cash equivalents	$7,600,300	$5,362,101	$4,949,836
Restricted cash	138	-	-
Cash, cash equivalents and restricted cash, beginning of year	$7,600,438	$5,362,101	$4,949,836

Reconciliation of cash, cash equivalents and restricted cash, end of year
Cash and cash equivalents	$3,777,382	$7,600,300	$5,362,101
Restricted cash	145	138	-
Cash, cash equivalents and restricted cash, end of year	$3,777,527	$7,600,438	$5,362,101

Supplemental disclosure of cash flow information
Cash paid for income tax	$54,372	$97,068	$115,933
Cash paid for interest	$4,767	$163	$774

Supplemental non-cash activities:
Right of use assets obtained in exchange for operating lease liabilities	$83,579	$409,444	$223,681
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$71,621	$143,756	$60,137
Deferred IPO cost offset with additional paid-in capital	$-	$613,169	$-
Conversion of convertible notes and related accrued interest into Class A ordinary shares	$2,800,908	$439,575	$-

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

On April 1, 2025, ESHALLGO USA, INC. (“Eshallgo USA”) was incorporated in the State of California, it is a subsidiary which owned 75% by Eshallgo and 25% by Eshallgo WFOE. Eshallgo USA commenced active business operation in March 2026.

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

Upon the completion of the Reorganization as disclosed below, the Company has subsidiaries in countries and jurisdictions in Cayman Islands, Hong Kong, and the PRC. Details of the subsidiaries of the Company as of March 31, 2026 were set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Eshallgo Inc	June 16, 2021	Cayman Islands	Parent, 100%	Investment holding

Junzhang Monarch Limited	June 30, 2021	Hong Kong	100%	Investment holding

ESHALLGO USA, INC.	April 1, 2025	The United States	100%	Sale, leasing, and maintenance of office equipment

Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.	July 22, 2021	Shanghai, PRC	100%	WFOE, Investment holding Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Shanghai) Co., Ltd.	April 23, 2015	Shanghai, PRC	VIE	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Beijing) Co., Ltd.	June 9, 2021	Beijing, PRC	VIE	Sale, leasing, and maintenance of office equipment

Shanghai Lixin Office Equipment Co., Ltd. (“Lixin”)	September 5, 2008	Shanghai, PRC	100% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

ESHALLGO Office Supplies (Shanghai) Co., Ltd. (“Shanghai”)	October 30, 2015	Shanghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Changchun ESHALLGO Information Technology Co, Ltd. (“Changchun”)	March 10, 2016	Changchun, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities

Shijiazhuang ESHALLGO Information Technology Co, Ltd. (“Shijiazhuang”)	February 26, 2016	Shijiazhuang, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Guangzhou ESHALLGO Office Equipment Leasing Co., Ltd. (“Guangzhou”)	July 12, 2016	Guangzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Tianjin ESHALLGO Office Equipment Leasing Co., Ltd. (“Tianjin”)	December 6, 2016	Tianjin, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Ningbo Haishu ESHALLGO Junzhang Digital Technology Co., Ltd. (“Ningbo”)	October 19, 2016	Ningbo, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Zhengzhou Junzhang Office Equipment Co., Ltd. (“Zhengzhou”)	October 30, 2017	Zhengzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Chengdu Junzhang digital Technology Co., Ltd. (“Chengdu”)	August 15, 2016	Chengdu, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Hefei Junzhang EESHALLGO Digital Products Co., Ltd. (“Hefei”)	July 27, 2017	Hefei, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Chongqing ESHALLGO Office Equipment Co., Ltd. (“Chongqing”)	December 30, 2016	Chengdu, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Beijing ESHALLGO Technology Development Co., Ltd. (“Beijing”)	March 28, 2016	Beijing, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Harbin ESHALLGO Information Technology Co., Ltd. (“Harbin”)	April 5, 2016	Harbin, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Xi’an ESHALLGO Information Technology Co., Ltd. (“Xi’an”)	March 22, 2017	Xi’an, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Shenzhen ESHALLGO Information Technology Co., Ltd.(“Shenzhen”)	August 19, 2016	Shenzhen, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Shanghai Changyun Industrial Development Co., Ltd. (“Changyun”)	December 29, 2020	Shanghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Hangzhou ESHALLGO Information Technology Co., Ltd. (“Hangzhou”)	January 22, 2016	Hangzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Kunming ESHALLGO Information Technology Co., Ltd. (“Kunming”)	January 12, 2017	Kunming, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Qingdao ESHALLGO Information Technology Co., Ltd. (“Qingdao”)	March 29, 2016	Qingdao, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Qinghai ESHALLGO Information Technology Co., Ltd. (“Qinghai”)	June 21, 2018	Qinghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Nanjing) Co., Ltd. (“Nanjing”)˄	May 12, 2021	Nanjing, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Suzhou) Co., Ltd. (“Su Zhou”)	March 11, 2022	Jiangsu, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Changzhou) Co., Ltd. (“Changzhou”)	June 9, 2022	Jiangsu, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

Zibo ESHALLGO Information Technology Co., Ltd. (“Zibo”)	July 25, 2022	Shandong, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

˄:	the entity was dissolved on October 15, 2024.

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on December 3, 2021. The Reorganization involved the formation of Eshallgo, Eshallgo HK and Eshallgo WFOE, and signing of certain contractual arrangements between Eshallgo WFOE, the shareholders of the Eshallgo Operating Companies. Consequently, the Company became the ultimate holding company of Eshallgo HK, Eshallgo WFOE, Junzhang Shanghai, and Junzhang Beijing.

On July 30, 2021, Eshallgo WFOE entered into a series of contractual arrangements with the shareholders of Junzhang Beijing. On December 3, 2021, Eshallgo WFOE entered into a series of contractual arrangements with the shareholders of Junzhang Shanghai. These agreements include Equity Interest Pledge Agreements, an Exclusive Business Cooperation Agreement, Exclusive Option Agreements, Powers of Attorney, and Spouse Consents (collectively the “VIE Agreements”). Pursuant to these VIE Agreements, Eshallgo WFOE has the exclusive right to provide to the Eshallgo Operating Companies consulting services related to business operations including technical and management consulting services. The VIE agreements are designed to render WFOE as the primary beneficiary of and entitle Eshallgo of rights to consolidate Junzhang Beijing and Junzhang Shanghai for accounting purposes. As a result of the Company’s direct ownership in Eshallgo WFOE and signing of these VIE Agreements, the Company believes that the Eshallgo Operating Companies should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and the Company believes it’s regarded as the primary beneficiary of the VIEs. The Company believes treat the VIEs as the Company’s consolidated entities under ASC 810.

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

The Company’s ability to conduct its office equipment solution service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exercise its rights as the primary beneficiary over the VIEs and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries and the VIEs. The Company and Eshallgo HK are essentially holding companies and do not have active operations through March 31, 2026. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net loss presented on the consolidated statement of (loss) income and comprehensive loss as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operating results and cash flow of Eshallgo WFOE and its subsidiaries and the VIEs and VIE’s subsidiaries. The Company has not provided any financial support to the VIEs for the years ended March 31, 2026, 2025 and 2024.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	March 31,	March 31,
	2026	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,525,903	$3,745,251
Restricted cash	145	138
Short-term investments	1,311,939	3,093,976
Accounts receivable, net	3,975,778	3,809,698
Accounts receivable - related parties	24,124	245,492
Advance to vendors, net	2,272,753	1,289,198
Advance to vendors - related parties	121,513	50
Inventories, net	1,593,649	1,584,425
Due from related parties	1,005,624	1,240,828
Long-term accounts receivable, net - current portion	-	82,681
Long-term other receivable, net - current portion	-	89,050
Finance receivables, net	58,657	70,801
Prepaid expenses and other current assets, net	1,848,517	1,112,065
TOTAL CURRENT ASSETS	15,738,602	16,363,653

Property and equipment, net	279,928	352,212
Right-of-use assets, net	78,250	104,390
Deferred tax assets, net	6,989	5,613
Long-term receivable - other receivable, net - non-current portion	375,228	591,803
Finance receivables, net	41,077	46,852
Other non-current assets, net	-	374,201
TOTAL NONCURRENT ASSETS	781,472	1,475,071
TOTAL ASSETS	$16,520,074	$17,838,724

LIABILITIES

CURRENT LIABILITIES:
Short-term bank loan	$179,611	$137,781
Accounts payable	798,628	787,746
Accounts payable - related parties	79,938	140,261
Deferred revenue	1,072,663	876,905
Payroll payable	288,746	223,035
Taxes payable	260,600	251,185
Due to related parties	102,639	121,825
Accrued expenses and other current liabilities	109,460	90,676
Operating lease liabilities - current portion	187,325	150,615
TOTAL CURRENT LIABILITIES	3,079,610	2,780,029

Deferred tax liabilities	5,971	6,413
Operating lease liabilities - non-current portion	27,222	64,797
TOTAL NONCURRENT LIABILITY	33,193	71,210
TOTAL LIABILITIES	$3,112,803	$2,851,239

	For the Years Ended
	March 31,
	2026	2025	2024
Net revenue	$13,581,528	$12,233,829	$16,963,957
Net (loss) income	$(2,355,330)	$(1,422,561)	$850,176

	For the Years Ended
	March 31,
	2026	2025	2024
Net cash (used in) provided by operating activities	$(2,315,443)	$1,501,559	$2,225,194
Net cash provided by (used in) investing activities	1,567,096	(3,345,406)	(1,563,434)
Net cash provided by financing activities	348,083	273,659	36,924
Effect of exchange rate change on cash, cash equivalents and restricted cash	180,923	5,333	(245,000)
Net (decrease) increase in cash, cash equivalents and restricted cash	(219,341)	(1,564,855)	453,684
Cash, cash equivalents and restricted cash, beginning of year	3,745,389	5,310,244	4,856,560
Cash, cash equivalents and restricted cash, end of year	$3,526,048	$3,745,389	$5,310,244

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

Liquidity and Going Concern

As disclosed in the Company’s consolidated financial statements, the Company had recurring net loss attributable to the Company of $11,322,916 and continuing cash outflow of $5,675,011 from operating activities for the year ended March 31, 2026. As of March 31, 2026, the Company had accumulated deficit of $14,392,360. The Company’s management believes these factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

As of March 31, 2026, the Company had cash and cash equivalents of $3,777,382 and working capital of $13,503,916 on the consolidated balance sheets. As of March 31, 2026, the Company had accounts receivable of $4,411,365. Approximately 33.5% of the March 31, 2026 balance has been subsequently collected as of the date this report. The collection of such receivables made cash available for use in the Company’s operations as working capital, if necessary. Based on the financial forecast, the Company expects its revenue to increase in the fiscal year 2027 as compared to the fiscal year 2026, and in addition, the Company has taken an intensive review of operations and expenditures, including selling, general and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Meanwhile, the Company may also seek additional funding through debt financing, equity financing or financial support from its principal shareholders or related parties. On June 24, 2026 and June 30, 2026, the Company entered into securities purchase agreements with certain investors, pursuant to which the Company agreed to issue and sell Class A ordinary shares of the Company and pre-funded warrants to the investors (the “Offering”). The Company received approximately $2.2 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company used the net proceeds from the Offering for working capital and other general corporate purposes. See Note 21.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing and financial support from its principal shareholders and related parties. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and its consolidated financial statements.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

Non-controlling interest

For the Company’s consolidated subsidiaries and the VIEs, non-controlling interests are recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of (loss) income and comprehensive loss to distinguish the interests from that of the controlling shareholder.

As of March 31, 2026 and 2025, non-controlling interest equity (deficit) consisted of the following:

	Percentage of	As of
Entity	ownership of non-controlling interest	March 31, 2026	March 31, 2025
Shanghai	45%	$(36,977)	$65,652
Beijing	45%	987,693	867,501
Qinghai	45%	121,931	193,753
Harbin	45%	462,313	436,332
Zhengzhou	45%	250,813	277,424
Chengdu	45%	277,477	268,966
Guangzhou	45%	352,309	310,888
Changchun	45%	177,274	275,496
Hefei	45%	168,966	278,903
Hangzhou	45%	254,320	437,487
Tianjin	45%	562,243	477,013
Shenzhen	45%	52,899	122,690
Qingdao	45%	71,148	93,626
Kunming	45%	842,731	740,138
Xi’an	45%	176,868	174,271
Shijiazhuang	45%	608,067	652,868
Ningbo	45%	186,281	192,754
Chongqing	45%	109,024	156,366
Changyun (1)	45%	56,660	48,995
Suzhou	45%	(36,396)	10,800
Changzhou	45%	7,946	5,096
Zibo	45%	1,905	—
Total non-controlling interest		$5,655,495	$6,087,019

(1)	On March 17, 2023, the shareholders of the Changyun approved a reduction of its registered capital from RMB5.0 million ($699,007) to RMB1.0 million ($139,801). RMB704,000 ($98,220) of capital contribution was returned to the NCI during the year ended March 31, 2024 and the remaining of RMB1,096,000 ($179,185) of capital contribution was fully returned to the NCI during the year ended March 31, 2025.

Use of estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These accounting estimates used in the preparation of the consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. These estimates are based on management’s best available information including current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. The accounting estimates required to be made by management include, but are not limited to, assessment of the expected credit losses for financial assets, valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets, fair value of the derivative liability, implicit interest rate of operating leases, and the revenue recognition of leasing of equipment. As a result, actual results may be different from these estimates.

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

Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalent and restricted cash in the consolidated statements of cash flows. The Company’s restricted cash represents bank deposits designated for specific purposes, primarily for payments to specified third parties.

Short-term investments

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with variable interest rates with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. The interest earned is recognized in the consolidated statements of (loss) income and comprehensive loss as investment income.

As of March 31, 2026 and 2025, the Company had short-term investments balance of $1,311,939 and $3,094,208, including accrued interests of $8,313 and $62,788, respectively.

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

Expected credit losses are included in general and administrative expenses in the consolidated statements of (loss) income and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts receivable, net

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable amounted to $1,772,057 and $668,195 as of March 31, 2026 and 2025, respectively.

Advances to suppliers, net

Advance to suppliers consists of balances paid to suppliers for purchase of office equipment, equipment parts and suppliers and others that have not been used against purchases. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the utilization of the advance becomes doubtful. The Company continually assesses the credit quality of its suppliers and the factors that affect the credit risk and the supplier’s capability of fulfilling the future purchase orders and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for doubtful accounts amounted to $879,128 and $266,351 as of March 31, 2026 and 2025, respectively.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets consist of prepaid social security-employee portion, loans to third parties which are used for short-term funding to support various third-party suppliers and employees, security deposits primarily include security deposits paid to landlords for the Company’s leased offices as well as security deposits paid to the Company’s suppliers, deferred initial public offering costs and others. Loans to third parties, other receivable and security deposits are within the scope of ASC Topic 326, allowance for credit losses for loans to third parties amounted to $11,084 and $80,877 as of March 31, 2026 and 2025, respectively; allowance for credit losses for other receivable amounted to $3,707 and $3,526 as of March 31, 2026 and 2025, respectively.

Finance receivable, net

Finance receivables consist of receivables in relation to sales-type leases resulting from the sales of equipment. Finance receivables is recorded upon the inception of the lease, and consists the minimum lease payments, net of the unearned interest income and allowance for credit losses. It is recognized as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. Allowance for credit losses amounted to $18,160 and $13,247 as of March 31, 2026 and 2025, respectively.

Inventories, net

Inventories, primarily consisting of purchased equipment, equipment parts and supplies, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded inventory reserve of $21,425 and $18,182 as of March 31, 2026 and 2025, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful Life
Electronic equipment	3 years
Machinery and equipment	5 years
Motor vehicles	4 years
Office furniture	5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of (loss) income and comprehensive loss in other income (expenses).

Intangible assets

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of 5 years.

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

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the years ended March 31, 2026, 2025 and 2024.

The Company has elected the short-term lease practical expedient, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily consists of property and equipment, intangible assets and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. There were no impairments of these assets for the years ended March 31, 2026, 2025 and 2024.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, accounts receivable due from related parties, due from related parties, prepaid expenses and other current assets, short-term bank loan, accounts payable, accounts payable due to related parties, convertible notes, promissory note payable, deferred revenue, payroll payable, due to related parties, and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2026 and 2025 based upon the short-term nature of the assets and liabilities. For operating lease liabilities and long-term loans, the estimated fair value approximates their carrying value at the year-end because the interest rates approximate current market interest rates. Fair values were estimated using discounted cash flow techniques based on observable market interest rates, which represent Level 2 measurement. The Company carries short-term investments in wealth management products at fair value, which are measured at Level 2. The estimated fair value of the derivative liability represents Level 3 measurements.

Foreign currency translation

The functional currency for Eshallgo is the U.S. Dollar (“US$”). Eshallgo HK uses Hong Kong dollar (“HK$”) as its functional currency. However, Eshallgo, and Eshallgo HK currently only serve as the holding companies and did not have active operations as of the date of this report. The Company operates its business through WFOE and the VIEs in the PRC through March 31, 2026. The functional currency of WFOE and the VIEs is the Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction.

The reporting currency of the Company is the US$, and the accompanying consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statements”, Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	March 31, 2026		March 31, 2025		March 31, 2024
	Year-end	Average	Year-end	Average	Year-end	Average
	spot rate	rate	spot rate	rate	spot rate	rate
US$ against RMB	US$1=RMB 6.9038	US$1=RMB 7.1024	US$1=RMB 7.2579	US$1=RMB 7.2168	US$1=RMB 7.2221	US$1=RMB 7.1530
US$ against HK$	US$1= HK$ 7.8390	US$1= HK$ 7.8039	US$1= HK$ 7.7793	US$1= HK$ 7.7928	—	—

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

ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue amount represents the invoiced value, net of a value-added tax (the “VAT”). Revenues under bundled arrangements are allocated considering the relative standalone selling prices of the performance obligations included in the bundled arrangement.

More specifically, revenue related to the Company’s products and services is generally recognized as follows:

Revenue from sales of equipment

Revenues from the sale of equipment directly to end customers and distributors, including those from sales-type leases (see “Revenue from leasing of equipment” below), are recognized when obligations under the terms of a contract with the Company’s customer are satisfied and control has been transferred to the customer. For equipment placements that require the Company to install the product at the customer location, it has two promises, which are to transfer the products and to provide the installation services. The installation required is not complex and can be completed simultaneously together with delivery of the products and is considered to be immaterial in the context of the contract with the customer. For such arrangements, there is one performance obligation in each contract, which is to provide the requested equipment to the customer and the total consideration under the contract is recognized as revenue when the goods have been delivered and installed at the customer location.

The Company generally offers 1 to 3 years warranties for its products. The Company does not offer its customer warranties that can be purchased separately, and the warranties only provide its customers with the peace of mind that the Company will fix or possibly replace the equipment if the original one was faulty, the Company determines that its warranty is assurance-type warranty. Since an assurance-type warranty guarantees the functionality of a product, the warranty is not accounted for as a separate performance obligation, and thus no transaction price is allocated to it.

No significant returns, refund and other similar obligations during the years ended March 31, 2026, 2025 and 2024.

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

For operating lease, since the lease component, if accounted for separately, would be classified as an operating lease, and maintenance services associated with lease are also transfer to the customers over the term of the lease. As both criteria are met, the Company makes the accounting policy election in accordance with ASC 842-10-15-42A, therefore, the Company makes an accounting policy election in accordance with ASC 842-10-15-42A to not separate the maintenance services from the lease component and, instead, to account for the lease component and the associated maintenance services as a single component.

The Company considers the economic life of most of the products to be five years and there is no significant after-market for the used equipment. The Company believes five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. Residual values are not significant.

To determine the standalone selling price, the Company performs an analysis based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values determined for the leases. The Company considers the lease prices indicative of the standalone selling price when the range of cash selling prices is reasonably consistent with the lease selling prices.

No significant returns, refund and other similar obligations during the years ended March 31, 2026, 2025 and 2024.

Revenue from financing

Financing income attributable to sales-type leases is recognized on the accrual basis using the effective interest method.

Revenue from maintenance services

The Company provides maintenance services for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual term. These arrangements typically include implementation, configuration, training, technical support, and repair of the office equipment, which to ensure the functionality of the machines. These services represent a single performance obligation as they are highly interdependent and interrelated and cannot be separately identifiable. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (fixed payments) over the contractual term. Revenues from maintenance and technical support services are recognized over time on a straight-line basis.

No significant returns, refund and other similar obligations during the years ended March 31, 2026, 2025 and 2024.

Revenue disaggregation

The Company disaggregates its revenue from contracts by product/service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended March 31, 2026, 2025 and 2024 are as the following:

Revenue by product/service categories

The Company’s disaggregation of revenues by products/services types for the years ended March 31, 2026, 2025 and 2024 are as the following:

	For the Years Ended
	March 31,
	2026	2025	2024
Revenue from sales of equipment	$14,513,689	$11,020,511	$13,627,509
Revenue from maintenance services	766,675	1,207,687	2,090,109
Revenue from leasing of equipment	1,033,160	1,236,517	1,234,320
Revenue from financing	5,399	7,397	12,019
Total revenue	$16,318,923	$13,472,112	$16,963,957
Timing of revenue recognition
Equipment transferred at a point in time	$14,513,689	$11,020,511	$13,627,509
Services rendered over time	1,805,234	2,451,601	3,336,448
Total revenue	$16,318,923	$13,472,112	$16,963,957

Revenue by geographic areas

The Company’s disaggregation of revenues by geographic areas for the years ended March 31, 2026, 2025 and 2024 are as the following:

	For the Years Ended
	March 31,
	2026	2025	2024
PRC	$16,313,763	$13,472,112	$16,963,957
The United States	5,160	-	-
Total revenue	$16,318,923	$13,472,112	$16,963,957

Contract assets and liabilities

The Company does not have contract assets as of March 31, 2026 and 2025. Contract liabilities represent payment has been made from the Company’ customers in advance of the delivery of products or services. The Company’s contract liabilities are reflected in its consolidated balance sheets as deferred revenue of $1,230,132 and $999,182 as of March 31, 2026 and 2025, respectively. The amount of revenue recognized for the years ended March 31, 2026, 2025 and 2024 that was included in the opening deferred revenue was $297,021, $164,118 and $328,384, respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved.

Costs of revenue

Cost of equipment sold primarily included the costs to purchase the office equipment, inducing the freight-in expenses and ordering expenses. For operating lease, cost of leasing of office equipment primarily included the depreciation expense of equipment leased, and the handling and shipping costs. Cost of maintenance and repair services primarily included the labor, costs of equipment parts and supplies, the transportation expenses, and the costs paid to the contractors in the cases that the Company outsourced the services.

Selling, general and administrative expenses

Selling expenses primarily include stock-based compensation expense, salary, employee insurance and welfare expenses paid to the Company’s sales personnel, and business travel, meals and entertainment expenses, and other sales and marketing activity-related expenses. General and administrative expenses primarily consist of stock-based compensation expense, salary, employee insurance and welfare expenses, consulting and professional service fees, allowance for (net recovery of) credit losses/doubtful accounts, travel and entertainment expense, office rent expenses, depreciation and amortization and other miscellaneous administrative expenses. All costs associated with selling and general and administrative function are expensed as incurred.

Research and development expenses

Research and development costs relating to the development of enterprise IA platform, are expensed when incurred in accordance with the FASB ASC 730, “Research and Development.” The research and development costs primarily comprise employee costs, consultant fees and other related expenses used in the research and development activities. For the years ended March 31, 2026, 2025 and 2024, total research and development expense were $95,472, $19,954 and $223,136, respectively.

Employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer employee benefits plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries and the VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of (loss) income and comprehensive loss amounted to $410,222, $394,779 and $434,612 for the years ended March 31, 2026, 2025 and 2024, respectively.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2026, 2025 and 2024. The Company does not believe that there was any uncertain tax provision as of March 31, 2026 and 2025. The Company’s subsidiaries and the VIEs in China are subject to the income tax laws of the PRC. The Company’s subsidiary in Hong Kong is subject to the profit taxes in Hong Kong. The Company’s subsidiary in the United States is subject to the tax law of the United States. No significant income was generated outside the PRC for the years ended March 31, 2026, 2025 and 2024. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 5% to 13%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net (loss) income divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2026, 2025 and 2024, there were no dilutive shares.

Comprehensive loss

Comprehensive loss consists of two components, net (loss) income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB and HK$ to US$ is reported in foreign currency translation gain (loss) in the consolidated statements of (loss) income and comprehensive loss.

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

Derivative liabilities

The Company enters into convertible debt agreements, and is required to evaluate embedded conversion features within convertible debt under ASC 815 “Derivatives and Hedging”. The Company determines the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative liability at fair value with changes in fair value recorded in earnings. The Company estimates the fair value of the derivative liability at the inception of the financial instruments, at the date of conversions to equity and at each reporting date, recording a derivative liability, and a gain or loss on change in derivative liability as applicable. These estimates are based on multiple inputs, including the market price of the Company’s stock, interest rates, the Company’s stock price volatility and variable conversion prices based on market prices as defined in the respective agreements. These inputs are subject to significant changes from period to period and to management’s judgment; therefore, the estimated fair value of the derivative liabilities will fluctuate from period to period, and the fluctuation may be material.

Share-based compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company’s share-based awards consist of common shares and restricted shares, the fair value of which is determined based on the fair value of the underlying common shares at the grant date.

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

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s Chief Operating Decision Maker (“CODM”) organizes segments within the Company for making operating decisions, assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment. Management determined the Company’s operations constitute a single reportable segment. This reflects the fact that the Company’s CODM continues to evaluate the Company’s financial information and resources, and continues to assess the performance of these resources, on a consolidated basis. All required financial segment information is therefore included in the Company’s consolidated financial statements. Majority of the Company’s assets were located in the PRC and almost all the Company’s revenues were derived from its wholly owned subsidiaries, and the VIEs and VIEs’ subsidiaries located in the PRC.

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. For public business entities (PBEs), the ASU is effective for annual periods beginning after December 15, 2024. For all other entities (i.e. non-PBEs), the ASU is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. As an emerging growth company, the Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

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

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. The Company plans to adopt this guidance effective April 1, 2028 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

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

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	March 31,	March 31,
	2026	2025
Accounts receivable	$6,183,422	$4,644,586
Less: allowance for credit loss	(1,772,057)	(668,195)
Accounts receivable, net	$4,411,365	$3,976,391

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers or service rendered to customers, which has not been collected as of the balance sheet dates.

Allowance for credit loss movement is as follows:

	For the Year Ended March 31,
	2026	2025
Beginning balance	$668,195	$133,449
Additions	1,425,687	538,494
Reversal	(16)	(41)
Written off	(385,987)	-
Foreign currency translation adjustments	64,178	(3,707)
Ending balance	$1,772,057	$668,195

NOTE 4 — LONG-TERM RECEIVABLE, NET

Long-term accounts receivable, net

On December 20, 2020, Junzhang Shanghai and one of its subsidiaries entered into two repayment agreements with their customer Shanghai Puli Printing Co., Ltd (“Shanghai Puli”) to extend the repayment dates of Shanghai Puli’s account receivable balance totaling RMB 6,422,747 ($935,170) to June 30, 2022 and December 31, 2025 respectively. The repayment will be made quarterly and annually respectively. The long-term accounts receivable bears interest at the annual rate of 2% on the unpaid balance. On March 29, 2022, these two entities entered into an amended repayment agreement with Shanghai Puli to extend the repayment dates of Shanghai Puli’s account receivable balance as of March 31, 2022 totaling RMB 3,019,507 ($413,903) to December 31, 2023 and March 31, 2026 respectively. The long-term accounts receivable bears interest at the annual rate of 1% on the unpaid balance and the repayment will be made annually. One of the long-term accounts receivable due on December 31, 2023 was fully collected. As of March 31, 2025, the allowance for credit losses was $101,820, and total outstanding balance of the current portion of long-term accounts receivable, net was $82,681. On March 31, 2026, the remaining balance of the other long-term accounts receivable was fully written off based on management’s evaluation of the collectability on a combination of various factors.

Long-term other receivable, net

The Company and Junzhang Shanghai entered into a repayment agreement with their vendor Shanghai Mingzhe Office Equipment Co., Ltd. (“Mingzhe”) and the legal representative of Mingzhe. Pursuant to the agreement, the Company had accounts receivable due from Mingzhe and advance to vendor made to Mingzhe totaling RMB 7,733,396 ($1,065,517). Mingzhe agreed to repay the total amount semiannually till June 30, 2027, and the long-term other receivable bears interest at the annual rate of 2% on the unpaid balance. As of March 31, 2025, the allowance for credit losses was $671,088 and total outstanding balance of the long-term other receivable, net was $344,304 respectively. On March 31, 2026, the balance of the other long-term other receivable was fully written off based on management’s evaluation of the collectability on a combination of various factors.

The Company provided shot-term funding to support two of its third-party suppliers, however, loans were not repaid by the third-party suppliers upon maturity. The Company commenced lawsuits against these two third-party suppliers (“defendants”) in the People’s Court of Xi’an Beilin District, Shaanxi Province (the “Court”). Based on the Civil Mediation Settlement of the Court, the Company and the defendants reached to agreements, that the outstanding loans will be repaid by July 1, 2030 by installments. As of March 31, 2026 and 2025, the allowance for credit losses was $154,648 and $147,103, respectively, and total outstanding balance of the long-term other receivable, net was $375,228 and $336,549, respectively.

NOTE 5 — ADVANCE TO VENDORS, NET

Advance to vendors, net consists of the following:

	March 31,	March 31,
	2026	2025
Prepayment for goods	$3,187,563	$1,703,313
Other prepayments	123,195	14,318
Less: allowance for doubtful accounts	(879,128)	(266,351)
Advance to vendors, net	$2,431,630	$1,451,280

Allowance for doubtful accounts for advance to vendors movement is as follows:

	For the Year Ended March 31,
	2026	2025
Beginning balance	$266,351	$175,135
Additions	633,427	92,604
Written off	(51,064)	-
Foreign currency translation adjustments	30,414	(1,388)
Ending balance	$879,128	$266,351

NOTE 6 — INVENTORIES, NET

Inventories, net consists of the following:

	March 31,	March 31,
	2026	2025
Purchased office equipment for sale	$1,101,962	$1,015,852
Equipment parts and supplies	1,007,977	755,735
Other supplies	54,514	46,615
Subtotal	2,164,453	1,818,202
Less: inventory reserve	(21,425)	(18,182)
Inventories, net	$2,143,028	$1,800,020

The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

	March 31,	March 31,
	2026	2025
Prepaid social security-employee portion	$5,535	$5,711
Loans to third parties and employees (a)	1,645,692	1,022,178
Security deposits	92,223	101,004
VAT recoverable (b)	163,020	49,972
Prepaid expenses (c)	71,224	230,648
Others	93,916	38,683
Subtotal	2,071,610	1,448,196
Less: allowance for credit loss	(14,791)	(84,403)
Prepaid expenses and other current assets, net	$2,056,819	$1,363,793

(a)	Loans to third-parties and employees are mainly used for short-term funding to support various third-party suppliers and employees. These loans bear no interest and have terms of no more than one year. As of March 31, 2026 and 2025, the allowance for credit losses was $11,084 and $80,877, respectively. For loans to third parties and employees, approximately 11.1%, or $183,086 of the March 31, 2026 balances have been subsequently collected as of July 31, 2026.

(b)	Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward to offset future net VAT payables.

(c)	Prepaid expenses primarily include prepaid professional expenses in relation to consulting services.

NOTE 8 — FINANCE RECEIVABLES, NET

Finance receivables, net which consists of installment of sales-type leases, were as follows:

	March 31,	March 31,
	2026	2025
Gross receivables	$123,215	$137,617
Unearned income	(5,321)	(6,717)
Subtotal	117,894	130,900
Provision for credit loss	(18,160)	(13,247)
Finance receivables, net	99,734	117,653
Less: finance receivables, net – current	(58,657)	(70,801)
Finance receivables, net – non-current	$41,077	$46,852

The allowance for credit losses represents an estimate of the losses expected to be incurred by the Company from its finance receivables.

As of March 31,2026, future minimum lease receivables under non-cancellable sales-type lease agreement are as follows:

Lease
Receivable
2027	$64,589
2028	48,332
2029	9,195
2030	839
2031	260
Total	$123,215

NOTE 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	March 31,	March 31,
	2026	2025
Electric equipment	$66,708	$58,055
Machinery and equipment	1,349,380	1,154,638
Office furniture	62,900	59,831
Motor vehicles	394,094	269,668
Leasehold improvement	281,651	267,911
Subtotal	2,154,733	1,810,103
Less: accumulated depreciation	(1,754,830)	(1,424,688)
Property and equipment, net	$399,903	$385,415

Depreciation expense was $265,634, $301,916 and $387,779 for the years ended March 31, 2026, 2025 and 2024, respectively.

Machinery and Equipment represent the equipment on operating lease, and the accumulated depreciation were as follows:

	March 31,	March 31,
	2026	2025
Equipment on operating lease	$1,349,380	$1,154,638
Less: accumulated depreciation	(1,102,679)	(888,849)
Equipment on operating lease, net	$246,701	$265,789

NOTE 10 — INTANGIBLE ASSETS, NET

Intangible assets, net, consists of the following:

	March 31,	March 31,
	2026	2025
Software	$81,988	$-
Subtotal	81,988	-
Less: accumulated amortization	(6,832)	-
Intangible assets, net	$75,156	$-

Amortization was $6,641, $nil and $nil for the years ended March 31, 2026, 2025 and 2024, respectively.

Estimated future amortization expense for intangible assets as follows:

Years ending March 31,
2027	$16,398
2028	16,398
2029	16,398
2030	16,398
2031	9,564
$75,156

NOTE 11 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	March 31,	March 31,
	2026	2025
Customer security deposit (1)	$59,622	$64,101
Service fees payable (2)	84,472	114,839
Rent payable	26,309	14,390
Due to employees and other	8,620	21,300
Others	17,711	19,253
Accrued expenses and other current liabilities	$196,734	$233,883

(1)	Customer security deposit mainly includes deposits paid by customers of leasing equipment business.

(2)	Service fees payable primarily includes unpaid audit, legal and accounting related professional service fees.

NOTE 12 — RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Shanghai Tuwen Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Changyun
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	An entity owned by the Company’s chairman and CEO
Qingdao Lixing Technology Co., Ltd.	An entity partially owned by the Supervisor of Qingdao
Kunming Jinbi Office Equipment Co., Ltd.	The general manager of this entity is the Supervisor of Kunming, the entity ceased to be a related party to the Company since April 1, 2025.
Qinghai Jiayuan Mingyue Trade Co., Ltd.	An entity partially owned by the non-controlling shareholder who owns 45% of Qinghai, the entity ceased to be a related party to the Company since April 1, 2025.
Anhui New Yalian Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder, the entity ceased to be a related party to the Company since April 1, 2025.
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder, the entity ceased to be a related party to the Company since April 1, 2025.
Ningbo Lihong Information System Engineering Co., Ltd.	An entity partially owned by the Company’s minority shareholder, the entity ceased to be a related party to the Company since April 1, 2025.
Yue Yan (Shanghai) Digital Technology Co., Ltd.	An entity owned by the officer of the Company
Qinghai Chengchuang ideal Trading Co. Ltd.	An entity partially owned by the director of Qinghai
Hangzhou Shilian Office Equipment Co., Ltd	An entity partially owned by the non-controlling shareholder who own 45% of Hangzhou
Hebei Leading Future Technology Co., Ltd.	The Supervisor of this entity is the non-controlling shareholders who own 45% of Shijiazhuang
Hongkong Eshallgo Holding Group Co., Limited	An entity owned by the Company’s CEO and Director
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	Shareholder of the Company
Shanghai Yuchou Technology Development Co., Ltd.	An entity partially owned by the officer of the Company
Zhidan Mao	Chairman
Qiwei Miao	Chief Executive Officer and Director
Chun Lyu	Chief Financial Officer
Yun Li	The non-controlling shareholders who own 45% of Qinghai
Peidong Xia	The non-controlling shareholders who own 45% of Changyun
Zhongyang Pan	Family member of the non-controlling shareholders who own 45% of Suzhou
Jialiang Wang	The non-controlling shareholders who own 45% of Zibo

a. Accounts receivable - related parties

Accounts receivable - related parties consisted of the following:

	March 31,	March 31,
	2026	2025
Shanghai Tuwen Office Equipment Co., Ltd.	$24,084	$166,236
Anhui New Yalian Office Equipment Co., Ltd.	-	64,812
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	-	12,823
Hebei Leading Future Technology Co., Ltd.	-	1,345
Others	40	276
Accounts receivable - related parties	$24,124	$245,492

For accounts receivable due from related parties, approximately 0.2%, or $40 of the March 31, 2026 balances have been subsequently collected as of July 31, 2026.

b. Advance to vendors - related parties

Advance to vendors - related parties consisted of the following:

	March 31,	March 31,
	2026	2025
Qinghai Chengchuang Ideal Trading Co. Ltd.	$121,513	$-
Others	-	50
Advance to vendors - related parties	$121,513	$50

The Company periodically makes purchase advances to various vendors, including the related party suppliers. For advance to vendors made to related parties, all of the March 31, 2026 balances have been subsequently utilized as of July 31, 2026.

c. Due from related parties

Due from related parties consisted of the following:

	March 31,	March 31,
	2026	2025
Qiwei Miao	$1,165,673	$1,105,383
Zhidan Mao	777,577	594,363
Hangzhou Shilian Office Equipment Co., Ltd	579,389	530,458
Chun Lyu	311,055	291,495
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	149,406	142,117
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	144,847	137,781
Yun Li	89,106	148,402
Ningbo Lihong Information System Engineering Co., Ltd.	-	158,448
Qingdao Lixing Technology Co., Ltd.	-	68,891
Others	5,400	19,679
Due from related parties	$3,222,453	$3,197,017

The Company historically loaned funds to its related parties for working capital during the Company’s normal course of business. The balance due from related parties is typically interest-free and due upon demand. For amount due from related parties, approximately 25.7%, or $828,742 of the March 31, 2026 balances have been subsequently collected as of July 31, 2026.

d. Accounts payable - related parties

Accounts payable - related parties consisted of the following:

	March 31,	March 31,
	2026	2025
Shanghai Yuchou Technology Development Co., Ltd.	$54,481	$-
Qingdao Lixing Technology Co., Ltd.	23,186	90,946
Yue Yan (Shanghai) Digital Technology Co., Ltd.	-	31,679
Hangzhou Shilian Office Equipment Co., Ltd	-	16,020
Others	2,271	1,616
Accounts payable - related parties	$79,938	$140,261

All these accounts payable to related parties occurred in the ordinary course of business and are payable upon demand without interest.

e. Due to related parties

Due to related parties consisted of the following:

	March 31,	March 31,
	2026	2025
Jialiang Wang	$323,405	$-
Peidong Xia	101,393	114,358
Hongkong Eshallgo Holding Group Co., Limited	9,667	10,285
Others	5,447	7,977
Due to related parties	$439,912	$132,620

Amount due to related parties are advances from various related parties for working capital during the Company’s normal course of business. These advances are unsecured, non-interest bearing and due on demand.

f. Due to a related party – non-current

	March 31,	March 31,
	2026	2025
Zhongyang Pan	$81,115	$126,759
Due to a related party - non-current	$81,115	$126,759

Amount due to a related party – non-current is loan borrowed from the related party for working capital during the Company’s normal course of business for three years with maturity date on December 15, 2027. The loan bears a fixed interest rate of 3.0% per annum.

g. Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended
	March 31,
	2026	2025	2024
Hangzhou Shilian Office Equipment Co., Ltd	$59,597	$142,957	$15,330
Shanghai Yuchou Technology Development Co., Ltd.	39,430	-	-
Hebei Leading Future Technology Co., Ltd.	2,459	49,252	46,295
Shanghai Tuwen Office Equipment Co., Ltd.	1,893	232,774	92,214
Qingdao Lixing Technology Co., Ltd.	677	1,961	31,930
Anhui New Yalian Office Equipment Co., Ltd.	-	347,621	155,599
Ningbo Lihong Information System Engineering Co., Ltd.	-	95,743	88,365
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	-	16,682	8,807
Youshi Innovation Business Group Co., Ltd.	-	-	28,683
Kunming Jinbi Office Equipment Co., Ltd.	-	-	17,147
Others	519	3,581	486
Sales to related parties	$104,575	$890,571	$484,856

h. Purchases from related parties

Purchases from related parties consisted of the following:

	For the Years Ended
	March 31,
	2026	2025	2024
Shanghai Yuchou Technology Development Co., Ltd.	$596,325	$-	$-
Shanghai Tuwen Office Equipment Co., Ltd.	150,863	122,789	6,477
Ningbo Lihong Information System Engineering Co., Ltd.	-	6,896	21,466
Kunming Jinbi Office Equipment Co., Ltd.	-	-	468,385
Youshi Innovation Business Group Co., Ltd.	-	-	50,325
Yue Yan (Shanghai) Digital Technology Co., Ltd.	-	-	35,649
Qingdao Lixing Technology Co., Ltd.	-	-	4,328
Others	-	9,289	3,507
Purchases from related parties	$747,188	$138,974	$590,137

i. Loan transactions with related parties

Loan transactions with related parties consisted of the following:

		For the Years Ended
		March 31,
	Nature	2026	2025	2024
Zhidan Mao	Payments made to a related party	$(163,757)	$(596,096)	$-
Qiwei Miao	Payments made to a related party	(59,426)	(1,045,660)	(53,507)
Zhongyang Pan	Proceeds from (repayment made to) a related party	(50,687)	127,481	-
Hangzhou Shilian Office Equipment Co., Ltd	Payments made to a related party	(21,120)	(533,479)	-
Chun Lyu	Payments made to a related party	(20,201)	(289,677)	-
Peidong Xia	Proceeds from (repayment made to) a related party	(18,304)	115,010	-
Jialiang Wang	Proceeds from a related party	314,361	-	-
Ningbo Lihong Information System Engineering Co., Ltd.	Collections received from (payments made to) a related party	161,916	(159,351)	-
Qingdao Lixing Technology Co., Ltd.	Collections received from (payments made to) a related party	70,398	(69,283)	-
Yun Li	Collections received from (payments made to) a related party	65,036	(149,247)	-
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	Payments made to a related party	-	(142,927)	(135,402)
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	Payments made to a related party	-	(138,566)	-
Qinghai Chengchuang Ideal Trading Co. Ltd.	Collections received from (payments made to) a related party	-	237,405	(239,521)
Anhui New Yalian Office Equipment Co., Ltd.	Collections received from a related party	-	64,028	40,886
Shanghai Mingzhe Office Equipment Co., Ltd.	Collections received from a related party	-	-	209,702
Others	Proceeds/collection from (payment/repayment made to) related parties	11,401	(4,484)	(27,598)
Total		$289,617	$(2,584,846)	$(205,440)

NOTE 13 — LEASES

(a) Lessee

The VIEs, Junzhang Shanghai, Junzhang Beijing and their subsidiaries, entered into various operating lease agreements with different landlords to lease office space and warehouse space in major cities in the PRC. The Management believes that all the leases are operating leases.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	March 31,	March 31,
	2026	2025
Operating lease right-of-use lease assets	$293,973	$434,188

Operating lease liabilities – current	$299,198	$275,213
Operating lease liabilities – non-current	96,308	258,974
Total operating lease liabilities	$395,506	$534,187

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2026 and 2025:

	March 31,	March 31,
	2026	2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.26	2.74
Weighted average discount rate	3.60%	3.64%

During the years ended March 31, 2026, 2025 and 2024, the Company incurred total operating lease expenses of $345,360, $250,939 and $274,707, respectively.

As of March 31, 2026, future minimum lease payments under non-cancellable operating lease agreement are as follows:

2027	$304,749
2028	83,672
2029	7,451
2030	4,784
2031	1,993
Total lease payments	402,649
Less: imputed interest	(7,143)
Total	$395,506

(b) Lessor

The components of lease income are as follows:

		For the Years Ended
		March 31,
	Location in Statements of
	Income	2026	2025	2024
Revenue from sales type leases	Sales of equipment	$67,154	$31,516	$45,411
Financing income on lease receivables	Financing	5,399	7,397	12,019
Lease income - operating leases	Leasing of equipment	738,041	969,089	911,140
Variable lease income	Leasing of equipment	295,119	267,428	323,180
Revenue from maintenance services	Maintenance services	30,787	74,587	106,745
Total lease income		$1,136,500	$1,350,017	$1,398,495

Profit at lease commencement on sales type leases was estimated to be approximately $16,000, $5,000 and $10,000 for the years ended March 31, 2026, 2025 and 2024, respectively.

NOTE 14 — CONCENTRATIONS

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

As of March 31, 2026 and 2025, $3,570,621 and $3,826,068, respectively, of the Company’s cash was on deposit at financial institutions in the PRC, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

As of March 31, 2026 and 2025, $10,475 and $828,208, respectively, of the Company’s cash was on deposit at financial institutions in the Hong Kong, which were insured by the Hong Kong Deposit Protection Board for compensation up to a limit of HK$800,000 (approximately $102,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2026 and 2025, $93,316 and $2,885,258, respectively, of the Company’s cash was on deposit at financial institutions in the United States, which were insured by the Federal Deposit Insurance Corporation for compensation up to a limit of $250,000 if the bank with which an individual/a company hold its eligible deposit fails.

For the years ended March 31, 2026, 2025 and 2024, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

For the years ended March 31, 2026, 2025 and 2024, no single customer accounted for more than 10% of the Company’s total revenue.

As of March 31, 2026, one customer accounted for 17.7% the total accounts receivable balance. As of March 31, 2025, one customer accounted for 10.1% the total accounts receivable balance.

For the year ended March 31, 2026, one vendor accounted for 12.4% of the Company’s total purchase. For the year ended March 31, 2025, no vendor accounted for more than 10% of the Company’s total purchase. For the year ended March 31, 2024, one vendor accounted for 12.9% of the Company’s total purchase.

As of March 31, 2026, one vendor accounted for 24.5% of the total accounts payable balance. As of March 31, 2025, two vendors accounted for 12.8% and 10.5% of the total accounts payable balance, respectively.

NOTE 15 — BORROWINGS

Short-Term Bank Loan

On January 8, 2025, the Company entered into loan agreements with Bank of China to borrow RMB 1.0 million ($137,781) as working capital for one year with maturity date on January 7, 2026. The loan bears a fixed interest rate of 3.27% per annum. The loan was repaid in full upon maturity.

On January 9, 2026 and January 12, 2026, the Company borrowed RMB 1.0 million ($144,848) and RMB 0.24 million ($34,763) as working capital from Bank of China for one year. Both the loans have maturity date on January 8, 2027. The loans bear a fixed interest rate of 3.07% per annum.

The Company incurred interest expense of $4,767, $906 and $nil for the years ended March 31, 2026, 2025 and 2024, respectively.

Long-Term Loan

On October 27, 2025, the Company entered into a loan agreement with a third party to borrow RMB 150,000 ($21,781) as working capital for three years with maturity date on October 27, 2028. The loan bears a fixed interest rate of 3.0% per annum. The Company incurred interest expense of $52, $nil and $nil for the years ended March 31, 2026, 2025 and 2024, respectively.

NOTE 16 — CONVERTIBLE DEBENTURE

On November 29, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of November 28, 2025, which is 364 days after the issuance of the first Debenture, in the aggregate principal amount of up to $5,000,000 at a purchase price equal to 95% of the principal amount (the “Transaction”), provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 18% per annum in the event of default. The initial closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on November 29, 2024. The second closing of the Transaction in the principal amount of $2,000,000 in Debenture occurred on December 19, 2024. The third closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on December 30, 2024. On October 17, 2025 the Company and the Debenture Holder entered into a floor price adjustment agreement (the “Letter Agreement”), pursuant to which the floor price of the Debentures was reduced to $0.40. The Securities Purchase Agreement, the Debentures, the Letter Agreement and any other agreements executed by the Company and the Holder in connection with the issuance of the Debentures are collectively referred to as the “Transaction Documents”. On December 16, 2025 and January 12, 2026, the Company entered into two forbearance agreements (each a “Forbearance Agreement” and collectively the “Forbearance Agreements”) with the Debenture Holder, pursuant to which the Company acknowledged the existing defaults as described in the Forbearance Agreements (the “Existing Defaults”), and the Debenture Holder agreed to forbear from exercising its rights and remedies under the Transaction Documents or applicable law in respect of or arising out of the Existing Defaults, subject to the conditions, amendments and modifications contained herein for the period commencing from December 16, 2025 and ending on February 12, 2026, so long as (i) the Company strictly complies with the terms of this Agreement, and (ii) there is no occurrence or existence of any other Event of Default, other than the Existing Defaults. As consideration for the Holder forbearing to exercise its rights under the Transaction Documents, the Company has paid to the Debenture Holder a total of $125,000 under the Forbearance Agreements, which shall not be applied to the principal and interest due and outstanding under the Debentures. Upon expiration of the Forbearance Agreement on February 12, 2026, the Company started to make repayments. The Company and the Debenture Holder reached mutual agreement to extend the forbearance period, and the Debenture Holder did not exercise any of its rights and remedies under the Transaction Documents or applicable law in respect of or arising out of the Existing Defaults. The Company assessed whether the Forbearance Agreements constitute substantial changes of terms of the Convertible Debentures. If the terms are substantially different, the modification is accounted for as a debt extinguishment. Otherwise, it is accounted for as a modification. The Company performed assessment and concluded that the modification was not substantial.

For the years ended March 31, 2026, 2025 and 2024, a total of $562,330, $230,700 and $nil in amortization of the debt issuance costs was recorded on the consolidated statements of (loss) income and comprehensive loss, respectively. As of March 31, 2026, shares of the Company’s Class A ordinary share totaling 317,271 were issued by the Company to the Debenture Holder equaling principal and interests amounted to $3,240,483, and cash totaling US$1,350,000 was repaid to the Debenture Holder. The Convertible Debentures balance was $279,019, with a carrying value of $279,019, net of deferred financing costs of $nil was recorded in the accompanying consolidated balance sheets as of March 31, 2026. The Convertible Debentures balance was $2,391,945, with a carrying value of $2,954,275, net of deferred financing costs of $562,330 was recorded in the accompanying consolidated balance sheets as of March 31, 2025. As of the date of this report, the outstanding balance of this Debentures was fully repaid by the Company.

The derivative liability associated with these notes were $ nil and $2,032,530 as of March 31, 2026 and 2025, respectively. The Company recognized a gain (loss) of $682,848 and $(356,134) from the change in fair value of the derivative liability for the years ended March 31, 2026 and 2025, respectively. Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2026 and 2025. The Company classified the embedded conversion features within the Convertible Debentures as a Level 3 fair value measurement and used the Black-Scholes option pricing model to calculate the fair values as of March 31, 2026 and 2025, respectively and for each subsequent reporting period. The Black-Scholes model uses inputs such as the stock price, exercise price, the contractual term of the note, risk free interest rates and expected volatility.

NOTE 17 — PROMISSORY NOTES

February 2026 Security Promissory Note and Pledge Agreement

On February 20, 2026, the Company issued a secured promissory note (the “February Promissory Note”) to a lender in the principal amount of $880,000 for a purchase price of $800,000, reflecting an original issuance discount of $80,000. The February Promissory Note bears interest at 8% per annum and matures on October 20, 2026. Upon the occurrence of certain events of default, the interest rate on the February Promissory Note automatically increases to 18%. The Company may not voluntarily repay any portion of the outstanding balance before the maturity date without the prior written consent of the lender. Furthermore, the February Promissory Note is subject to mandatory repayment if the Company receives cash proceeds from any debt or equity financing, in which case the lender may require the Company to apply up to 100% of such proceeds toward the repayment of the February Promissory Note.

In connection with the February Promissory Note, Zhidan Mao, the Company’s Chairman, and Qiwei Miao, the Company’s Chief Executive Officer and director (collectively, the “Pledgors”) entered into a pledge agreement (the “February Pledge Agreement”) with the lender, Pursuant to the February Pledge Agreement, the Pledgors collective pledged to the lender an aggregate of 3,603,692 Class B Ordinary Shares of the Company (or 225,231 Class B Ordinary Shares as adjusted to reflect the Share Consolidation, see Note 19) held by such Pledgors. The February Pledge Agreement secures all of the Company’s obligations under the February Promissory Note and grants the lender a continuing, first-priority security interest in the February Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the February Promissory Note, the lender is entitled to exercise customary secured party remedies with respect to the February Pledged Shares, subject to applicable notice and cure provisions. As of the date of this Annual Report, the Company has repaid $800,000 of the February Promissory Note.

March 2026 Security Promissory Note and Pledge Agreement

On March 13, 2026, the Company issued a secured promissory note (the “March Promissory Note”) to a lender in the principal amount of $330,000 for a purchase price of $300,000. The Principal Amount includes an original issuance discount of $30,000. The March Promissory Note bears interest at a fixed rate of 8% per annum and will mature in full on November 12, 2026. Upon the occurrence of certain events of default, the interest rate on the March Promissory Note automatically increases to 18%. The Company may not voluntarily repay any portion of the outstanding balance before the maturity date without the prior written consent of the lender. Furthermore, the March Promissory Note is subject to mandatory repayment if the Company receives cash proceeds from any debt or equity financing, in which case the lender may require the Company to apply up to 100% of such proceeds toward the repayment of the March Promissory Note.

In connection with the March Promissory Note, on March 13, 2026, the Pledgors entered into a pledge agreement (the “March Pledge Agreement”) with the lender. Pursuant to the March Pledge Agreement, the Pledgors collective pledged to the lender an aggregate of 1,126,154 Class B Ordinary Shares of the Company (or 70,385 Class B Ordinary Shares as adjusted to reflect the Share Consolidation) held by such Pledgors. The March Pledge Agreement secures all of the Company’s obligations under the March Promissory Note and grants the lender a continuing, first-priority security interest in the March Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the March Promissory Note, the lender is entitled to exercise customary secured party remedies with respect to the March Pledged Shares, subject to applicable notice and cure provisions. As of the date of this Annual Report, the Company has repaid $300,000 of the March Promissory Note.

The Company used the net proceeds from above-mentioned Promissory Notes to repay the outstanding balance of Debentures mentioned in Note 16. The Promissory Notes balance was $1,314,864 as of March 31, 2026.

NOTE 18 — TAXES

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

For the years ended March 31, 2026, 2025 and 2024, Junzhang Shanghai’s subsidiaries, are recognized as small low-profit enterprises. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the taxable income not more than RMB3 million is subject to a reduced effective rate of 5% during the period from January 1, 2023 to December 31, 2027.

The estimated tax savings as a result of the Company’s preferential tax rates for the years ended March 31, 2026, 2025 and 2024 amounted to $108,486, $203,826 and $194,027, respectively. Per share effect of the tax savings were $0.05, $0.16 and $0.16 for the years ended March 31, 2026, 2025 and 2024, respectively.

The United States

The Company’s subsidiary in the United States are subject to the United States federal corporate income tax rate of 21%. The Company is also subject to state jurisdiction of California that have corporate tax rates of 8.84%.

(i) The components of the provision for income taxes from Cayman Islands, the United States, Hong Kong, and China are as follows:

	For the Years Ended
	March 31,
	2026	2025	2024
Current tax provision
Cayman Islands	$-	$-	$-
Hong Kong	-	-	-
China	39,923	64,459	127,332
	39,923	64,459	127,332
Deferred tax provision (benefit)
Cayman Islands	-	-	-
Hong Kong	-	-	-
China	(682)	48,979	(2,530)
	(682)	48,979	(2,530)
Income tax provision	$39,241	$113,438	$124,802

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended March 31, 2026, 2025 and 2024:

	For the Years Ended
	March 31,
	2026	2025	2024
China Statutory income tax rate	25.0%	25.0%	25.0%
Non-taxable items	-	-	0.2%
Non-PRC entity not subject PRC income tax	(17.2)%	(19.2)%	-
Effect of tax holiday and preferential tax rate	(5.9)%	(4.7)%	(20.0)%
Effect of change in tax rate	-	-	(2.8)%
Change in valuation allowance	(2.2)%	(2.2)%	10.7%
Others	-	-	(0.2)%
Effective tax rate	(0.3)%	(1.1)%	12.9%

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

(b) Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred taxes were as follows:

	March 31,	March 31,
Deferred tax assets	2026	2025
Allowance for credit loss	$141,940	$100,603
Reserve for inventory	1,063	909
Unutilized marketing expenditure and employee education fee	1,322	989
Operating lease liabilities	19,775	26,709
Net operating loss carried forward	415,294	233,046
Total deferred tax assets	579,394	362,256
Valuation allowance	(559,619)	(335,547)
Deferred tax assets, net of valuation allowance	$19,775	$26,709
Net off deferred tax liabilities	(12,786)	(21,096)
Deferred tax assets, net	$6,989	$5,613

	March 31,	March 31,
Deferred tax liabilities	2026	2025
Finance lease	$5,796	$6,351
Right-of-use assets	14,699	21,709
Deferred tax liabilities	20,495	28,060
Net off deferred tax assets	(12,786)	(21,096)
Deferred tax liabilities, net	$7,709	$6,964

Movement of the valuation allowance:

	For the Years Ended March 31,
Valuation allowance	2026	2025
Beginning balance	$335,547	$445,403
Current year addition (reduction)	201,079	(108,274)
Exchange difference	22,993	(1,582)
Ending balance	$559,619	$335,547

As of March 31, 2026 and 2025, the Company’s PRC entities had net operating loss carryforwards of approximately $8.3 million and $4.7 million, respectively, which will be available to offset future taxable income. As of March 31, 2026, these carryforwards will expire from 2026 through 2031 if not used. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not that its deferred tax assets derived from the net operating loss carried forward could not be realized due to uncertainty on future earnings in Junzhang Shanghai and some of its subsidiaries and the Company provided a 100% allowance for the deferred tax assets of these entities as of March 31, 2026.

(c) Taxes payable

Taxes payable consist of the following:

	March 31,	March 31,
	2026	2025
Income tax payable	$93,376	$78,257
Value added tax payable	165,544	137,640
Other taxes payable	2,084	2,445
Total taxes payable	$261,004	$218,342

(d) Uncertain tax position

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended March 31, 2026, 2025 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 19 — SHAREHOLDERS’ EQUITY

Initial Public Offering

On July 3, 2024, the Company closed its IPO (the “Offering”) of 78,125 (Pre-Share Consolidation 1,250,000) Class A ordinary shares at a public offering price of $64.00 (Pre-Share Consolidation $4.00) per Class A ordinary share for the total gross proceeds of $5.0 million before deducting underwriting discounts and other related expenses of $1,176,197. The Offering was conducted on a firm commitment basis. In addition, the Company has granted the underwriters of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 11,719 (Pre-Share Consolidation 187,500) Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The option was expired and no share was exercised by the underwriters. The Company’s Class A ordinary shares began trading on Nasdaq Capital Market under the ticker symbol “EHGO” on July 2, 2024.

Ordinary shares

Eshallgo was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 16, 2021. As of the date of this Annual Report, the Company’s authorized share capital  is US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to four hundred (400) votes on all matters subject to vote at general meetings of the Company. Also, each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

As of March 31, 2022, there were 884,000 (Pre-Share Consolidation 14,144,000) shares of Class A ordinary share issued and outstanding, and 366,000 (Pre-Share Consolidation 5,856,000) shares of Class B ordinary share issued and outstanding. This reflects the retrospective presentation of the share issuance on July 28, 2021, August 14, 2021 and December 2, 2021, due to the recapitalization among entities under common control.

On September 5, 2022, the Company entered into a subscription agreement with certain investors, including two related parties (the “Investors”) whereby the Company agreed to sell, and the Investors agreed to purchase 17,813 (Pre-Share Consolidation 285,000) Class A ordinary shares (the “Shares”) at a purchase price of $32.0 (Pre-Share Consolidation $2.0) per share. The total proceeds of $552,892 were fully received and the Shares were issued to the Investor on October 12, 2022.

In August 2023, the Company entered into private placement subscription agreements with certain investors, whereby the Company agreed to sell, and the Investors agreed to purchase a total of 12,500 (Pre-Share Consolidation 200,000) Class A ordinary shares at a purchase price of $36.8 (Pre-Share Consolidation $2.3) per share. The total proceeds of $458,341 were fully received and the Shares were issued to the Investors on August 30, 2023.

On January 8, 2026, the Company’s shareholders approved an increase of the Company’s authorized share capital from $10,000 divided into 6,250,000 (Pre-Share Consolidation 100,000,000) ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each comprising (i) 5,625,000 (Pre-Share Consolidation 90,000,000) Class A ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each and (ii) 625,000 (Pre-Share Consolidation 10,000,000) Class B ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each, to $50,000 divided into 31,250,000 (Pre-Share Consolidation 500,000,000) ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each comprising (i) 28,125,000 (Pre-Share Consolidation 450,000,000) Class A ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each and (ii) 3,125,000 (Pre-Share Consolidation 50,000,000) Class B ordinary shares of a par value of $0.0016 (Pre-Share Consolidation $0.0001) each, by the creation of additional 22,500,000 (Pre-Share Consolidation 360,000,000) Class A Ordinary Shares and 2,500,000 (Pre-Share Consolidation 40,000,000) Class B Ordinary Shares, with immediate effect.

On April 10, 2026, the board of directors of the Company approved a share consolidation of all of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of sixteen (16)-for-one (1) (the “Share Consolidation”). Every sixteen (16) outstanding Class A ordinary shares are combined into and automatically become one post-Share Consolidation Class A ordinary share. Every sixteen (16) outstanding Class B ordinary shares are combined into and automatically become one post-Share Consolidation Class B ordinary share. No fractional shares will be issued in connection with the Share Consolidation. Instead, the Company will issue one full post-Share Consolidation Class A ordinary share or Class B ordinary share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. As a result of the Share Consolidation, the par value of the Class A ordinary shares and Class B ordinary shares will be increased to $0.0016 per share and the number of authorized ordinary shares will be reduced to 31,250,000 ordinary shares of a par value of US$0.0016 each comprising (i) 28,125,000 Class A ordinary shares of a par value of US$0.0016 each and (ii) 3,125,000 Class B ordinary shares of a par value of US$0.0016 each.

On May 6, 2026, the Company’s shareholders approved an increase of the Company’s authorized share capital from $50,000 divided into 31,250,000 ordinary shares of a par value of $0.0016 each, comprising (i) 28,125,000 Class A ordinary shares of a par value of $0.0016 each and (ii) 3,125,000 Class B ordinary shares of a par value of $0.0016 each, to $200,000,000 divided into 125,000,000,000 ordinary shares of a par value of $0.0016 each comprising (i) 112,500,000,000 Class A ordinary shares of a par value of $0.0016 each and (ii) 12,500,000,000 Class B ordinary shares of a par value of $0.0016 each, by the creation of additional 112,471,875,000 Class A Ordinary Shares and 12,496,875,000 Class B Ordinary Shares, with immediate effect.

The Company believes it is appropriate to reflect above changes in authorized share capital and Share Consolidation on a retroactive basis. The Company has retroactively restated all shares and per share data for all periods presented, except as otherwise noted.

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

In light of the foregoing restrictions, Eshallgo WFOE and the VIEs are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Eshallgo WFOE and the VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of March 31, 2026 and 2025, restricted net assets of Eshallgo WFOE and the VIEs amounted to $7,105,116 and $5,674,808, respectively.

NOTE 20 — SHARE-BASED COMPENSATION

Share-based compensation under the equity incentive plans

On September 12, 2024, the Company adopted a 2024 equity incentive plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan has a maximum number of 125,000 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2024 Plan.

The Company entered into agreements with certain consultants on September 20, 2024 and granted them a total of 58,187 Class A ordinary shares, and entered into agreements with certain key employees on October 15, 2024, and granted them a total of 37,500 Class A ordinary shares. These shares are granted as awards for their services during the Company’s successful IPO as well as expending regional business for the Company, helping the Company introduce client, open up new projects and develop vendor resources, the total value of the shares was $3,410,200 based on the closing stock price of $35.20 and $36.32 on the respective grant dates. The 95,687 Class A ordinary shares were fully issued on November 1, 2024.

The Company entered into agreements with certain consultants on April 16, 2025 and April 17, 2025 and granted them a total of 10,626 Class A ordinary shares, and entered into agreements with certain key employees on April 21, 2025, and granted them a total of 18,687 Class A ordinary shares. These shares are granted as awards for their services during the Company’s successful IPO as well as expending regional business for the Company, helping the Company introduce client, open up new projects and develop vendor resources, the total value of the shares was $510,276 based on the closing stock price of $17.12, $17.60 and $17.44 on the respective grant dates. The 29,313 Class A ordinary shares were fully issued on April 29, 2025.

On October 15, 2025, the Company adopted a 2025 equity incentive plan (the “2025 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2025 Plan has a maximum number of 218,750 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2025 Plan.

The Company entered into agreements with certain consultant on November 16, 2025 and granted him a total of 9,375 Class A ordinary shares, and entered into agreements with certain key employee on April 21, 2025, and granted him a total of 12,500 Class A ordinary shares. These shares are granted as awards for their services since the Company’s successful IPO as well as expending regional business for the Company, helping the Company introduce client, open up new projects and develop vendor resources, the total value of the shares was $267,845 based on the closing stock price of $5.32 and $17.44 on the respective grant dates. The 21,875 Class A ordinary shares were fully issued on November 19, 2025.

The share-based compensation expense recorded for these shares issued was $1,493,208 and $2,672,450 for the years ended March 31, 2026 and 2025, respectively. As of March 31, 2026, the unrecognized share-based compensation expense of these shares issued was $22,663, which is expected to be recognized over a weighted average period of approximately 0.04 years. As of March 31, 2025, the unrecognized share-based compensation expense of these shares issued was $737,750, which is expected to be recognized over a weighted average period of approximately 0.46 years.

Share-based compensation for services

On August 13, 2024, the Company approved the grant of 12,500 restricted shares with a value of $360,000 based on the closing stock price of $28.80 to a consultant as consideration for his consulting service for one year. The vesting period of these shares was nine months from the date of contracts. The 12,500 restricted shares were fully issued on August 13, 2024.

On September 30, 2024, the Company entered into agreements with two third party companies for their consulting service in relation to corporate management, operation and business development as well M&A advisory service with a period of one year, and the Company granted each of the two third party companies 62,500 restricted shares with a value of $2,080,000 based on the closing stock price of $33.28 as consideration for their consulting services. The vesting period of these shares was six months from the date of contracts. The 125,000 restricted shares were fully issued on October 29, 2024.

On December 1, 2024, the Company entered into an agreement with a third party company for its consulting service in relation to corporate management, operation and business development as well M&A advisory service with a period of one year, and the Company granted this third party company 62,500 restricted shares with a value of $4,060,000 based on the closing stock price of $64.96 as consideration for its consulting services. The vesting period of these shares was six months from the date of contract. The 62,500 restricted shares were fully issued on March 4, 2025.

The share-based compensation expense recorded for service was $4,936,667 and $3,643,333 for the years ended March 31, 2026 and 2025, respectively. As of March 31, 2026, no unrecognized share-based compensation expense of these shares issued was outstanding. As of March 31, 2025, the unrecognized share-based compensation expense of these restricted shares issued was $4,936,667, which is expected to be recognized over a weighted average period of approximately 0.59 years.

All share counts and per-share prices have been retroactively adjusted to reflect the 16-for-1 share consolidation effective April 20, 2026.

NOTE 21 — SUBSEQUENT EVENTS

Security Promissory Notes and Pledge Agreements

April 2026 Security Promissory Note and Pledge Agreement

On April 4, 2026, the Company issued a secured promissory note (the “April Promissory Note”) to another lender in the principal amount of $300,000 for a purchase price of $300,000. The April Promissory Note bears no interest and will mature in full on July 3, 2026. Upon the occurrence of certain events of default, the interest rate on the April Promissory Note automatically increases to 18%. The Company may not voluntarily repay any portion of the outstanding balance before the maturity date without the prior written consent of the lender. Furthermore, the April Promissory Note is subject to mandatory repayment if the Company receives cash proceeds from any debt or equity financing, in which case the lender may require the Company to apply up to 100% of such proceeds toward the repayment of the April Promissory Note.

In connection with the April Promissory Note, on April 3, 2026, the Pledgors entered into a pledge agreement (the “April Pledge Agreement”) with the lender. Pursuant to the April Pledge Agreement, the Pledgors collective pledged to the lender an aggregate of 1,126,154 Class B Ordinary Shares of the Company (or 70,385 Class B Ordinary Shares as adjusted to reflect the Share Consolidation) held by such Pledgors (collectively, the “April Pledged Shares”). The April Pledge Agreement secures all of the Company’s obligations under the April Promissory Note and grants the lender a continuing, first-priority security interest in the April Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the April Promissory Note, the lender is entitled to exercise customary secured party remedies with respect to the April Pledged Shares, subject to applicable notice and cure provisions.

The Company received $200,000 proceeds in advance from the lender in connection with the April Promissory Note as of March 31, 2026, the proceeds was used to repay the convertible debentures disclosed in Note 16. As of the date of this annual report, the convertible debentures previously issued to YA II PN, LTD have been fully satisfied and are no longer outstanding. The April Promissory Note was fully repaid by the Company upon maturity date.

Change in Authorized Capital and Share Consolidation

On April 10, 2026, the board of directors of the Company approved a share consolidation of all of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of sixteen (16)-for-one (1) (the “Share Consolidation”).

On May 6, 2026, the Company’s shareholders approved an increase of the Company’s authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value of US$0.0016 each to US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each, with immediate effect. In the meantime, the voting rights attached to each Class B ordinary share increase from fifty (50) votes to four hundred (400) votes on all matters subject to a vote at general meetings of the Company, with immediate effect. On May 6, 2026, the Company’s shareholders authorized the Board of Directors, at its discretion, to implement one or more further share consolidations of the Company's issued and unissued Class A and Class B ordinary shares at a cumulative ratio of up to 4,000-for-1, to be effected at any time during the two-year period following such approval, without further shareholder approval. As of the date of this report, the Board has not implemented any share consolidation pursuant to this authorization beyond the 16-for-1 Share Consolidation described above.

The Company has retroactively adjusted all shares and per share data for all periods presented. For details refer to Note 19.

Share issuance

On June 24, 2026, the Company entered into a securities purchase agreement with certain investor, pursuant to which the Company agreed to issue and sell (the “Offering”): (i) 183,862 Class A ordinary shares of the Company, par value $0.0016 per share, at a purchase price of $3.25 per share; and (ii) pre-funded warrants to purchase up to 271,106 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $3.24 per Pre-Funded Warrant. The Offering closed on June 25, 2026. The Company received approximately $1.478 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company used the net proceeds from the Offering for working capital and other general corporate purposes. Each Pre-Funded Warrant represents the right to purchase one (1) Class A Ordinary Share at an exercise price of $0.01 per share. The Pre-Funded Warrants have been exercised in full as of the date of this report.

On June 30, 2026, the Company entered into a securities purchase agreement with certain investor, pursuant to which the Company agreed to issue and sell (the “Offering”): (i) 200,000 Class A ordinary shares of the Company, par value $0.0016 per share, at a purchase price of $1.00 per share; and (ii) pre-funded warrants to purchase up to 550,000 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $0.99 per Pre-Funded Warrant. The Offering closed on July 1, 2026. The Company received approximately $750,000 in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company used the net proceeds from the Offering for working capital and other general corporate purposes. Each Pre-Funded Warrant represents the right to purchase one (1) Class A Ordinary Share at an exercise price of $0.01 per share. The Pre-Funded Warrants have been exercised in full as of the date of this report.

The Company evaluated the subsequent events through July 31, 2026, and concluded that there are no other material reportable subsequent events except disclosed above that would have required adjustment or disclosure in the financial statements.

NOTE 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of March 31, 2026 and 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ESHALLGO INC

PARENT COMPANY BALANCE SHEETS

	March 31,	March 31,
	2026	2025
ASSETS
Current assets
Cash	$20,834	$2,885,258
Amounts due from related parties	1,546,589	1,497,089
Other current assets	-	100,156
Intercompany receivable	3,062,100	3,564,119
Total current assets	4,629,523	8,046,622

Non-current assets
Investment in subsidiaries and VIEs	5,950,770	7,032,153

Total assets	$10,580,293	$15,078,775

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Convertible note payable	$279,019	$2,391,945
Derivative liability	-	2,032,530
Promissory note payable	1,314,864	-
Payroll payable	68,000	42,500
Amounts due to related parties	100	100
Accrued liabilities and other current liabilities	84,476	141,602
Total current liabilities	1,746,459	4,608,677

Total liabilities	$1,746,459	$4,608,677

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary share, par value $0.0016 per share, 112,500,000,000 shares authorized, 1,656,609 and 1,115,172 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	2,650	1,784
Class B ordinary share, par value $0.0016 per share, 12,500,000,000 shares authorized, 366,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	586	586
Additional paid-in capital	22,984,723	13,754,806
Accumulated deficits	(13,745,259)	(2,422,343)
Accumulated other comprehensive loss	(408,866)	(864,735)
Total shareholders’ equity	8,833,834	10,470,098

Total liabilities and shareholders’ equity	$10,580,293	$15,078,775

*	Retrospectively adjusted to reflect the authorized share capital increase effective on January 8, 2026, 16-for-1 share consolidation effective on April 20, 2026, authorized share capital increase effective on May 6, 2026 (see Note 19).

ESHALLGO INC

PARENT COMPANY STATEMENTS OF COMPREHENSIVE LOSS

	For the Years Ended
	March 31,
	2026	2025	2024
OPERATING EXPENSES
Selling expenses	$552,204	$2,256,284	$-
General and administrative expenses	7,588,142	5,239,764	-

OTHER INCOME
Interest expenses, net	(140,836)	(67,043)	-
Amortization of debt issuance costs	(562,330)	(230,700)	-
Gain (loss) on derivative liabilities	682,848	(356,134)	-
Other expenses	(125,000)	-	-

EQUITY IN EARNINGS (LOSS) OF SUBSIDIARIES AND VIES	$(3,037,252)	$(2,648,393)	$8,652

NET (LOSS) INCOME	(11,322,916)	(10,798,318)	8,652
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	455,869	(53,179)	(526,589)
COMPREHENSIVE LOSS ATTRIBUTABLE TO THE COMPANY	$(10,867,047)	$(10,851,497)	$(517,937)

ESHALLGO INC

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended
	March 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(11,322,916)	$(10,798,318)	$8,652
Adjustments to reconcile net cash flows used in operating activities:
Stock-based compensation	1,493,208	2,672,450	-
Issuance of Class A Ordinary Share for services	4,936,667	3,643,333	-
Loss (gain) on derivative liabilities	(682,848)	356,134	-
Amortization of debt issuance cost	562,330	230,700	-
Accrued interest expense for convertible note payable	125,972	70,247	-
Accrued interest expense for promissory note payable	14,864	-	-

Changes in operating assets and liabilities:
Other current assets	100,156	(100,156)	-
Payroll payable	25,500	42,500	-
Accrued expenses and other current liabilities	(57,130)	141,602	-
Equity in earnings of subsidiary and VIEs	3,037,252	2,648,393	(8,652)
Net cash used in operating activities	(1,766,945)	(1,093,115)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments made to intercompany	(997,979)	(3,168,580)	-
Payments made to related parties	(49,500)	(1,497,089)	-
Net cash used in investing activities	(1,047,479)	(4,665,669)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from initial public offerings, net of issuance costs	-	4,436,973	-
Net proceeds from issuance of convertible note	-	4,206,970	-
Repayment of convertible note	(1,350,000)	-	-
Net proceeds from issuance of promissory note payable	1,300,000	-	-
Proceeds from loans from related parties	-	99	-
Net cash provided by (used in) financing activities	(50,000)	8,644,042	-

CHANGES IN CASH	(2,864,424)	2,885,258	-

CASH, beginning of year	2,885,258	-	-

CASH, end of year	$20,834	$2,885,258	$-

SUPPLEMENTAL NON-CASH FINANCING ACTIVITY:
Increase of intercompany receivables due to Subsidiaries and VIEs collection of proceeds of issuance of Class A securities on behalf of the parent company	$-	$-	$458,341
Conversion of convertible notes and related accrued interest into Class A ordinary shares	$2,800,908	$439,575	-